NTS 74D & E, 84H

BIRCH MOUNTAIN RESOURCES LTD.

     2003 TECHNICAL REPORT ON THE GOLD POTENTIAL OF THE ATHABASCA PROPERTY

APEX Geoscience Ltd.

May, 2003                                                                                                                                                     M.B. Dufresne
 D.J. Besserer

Birch Mountain Resources Ltd.

2.0		TABLE OF CONTENTS
1.0		TITLE PAGE		i
2.0		TABLE OF CONTENTS		ii
	2.1		List of Figures	v
	2.2		List of Tables	v
3.0		SUMMARY		1
4.0		INTRODUCTION AND TERMS OF REFERENCE		4
5.0		DISCLAIMER		5
6.0		PROPERTY DESCRIPTION AND LOCATION		6
7.0		ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
		PHYSIOGRAPHY		12
8.0		HISTORY		14
	8.1		Prior Ownership of the Property	14
	8.2		Exploration Conducted by Previous Owners	14
		8.2.1	Exploration Prior to 1990	14
		8.2.2	Focal Resources Ltd., 1993-1994	15
		8.2.3	Tintina Mines Limited and NSR Resources Inc., 1993-1997	18
		8.2.4	LAC North America Ltd., 1994	24
		8.2.5	APEX Geoscience Ltd., 1995-1996	30
	8.3		Birch Mountain Resources Exploration, 1993-2000	33
		8.3.1	1993 Exploration	33
		8.3.2	1994 Exploration	34
		8.3.3	1995 Exploration	44
		8.3.4	1996 Exploration	46
		8.3.5	1997 Exploration	57
		8.3.6	1998-2000 Exploration	76
	8.4		Diamond Exploration 1997-2002	100
		8.4.1	Diamond Exploration: Athabasca Property 1997-1998	100
		8.4.2	Diamond Exploration: Birch Mountains Property, 1999-2002	102
	8.7		Historical Mineral Resource and Reserve Estimates	103
	8.8		Production	103
9.0		GEOLOGICAL SETTING		104
	9.1		Precambrian Basement	104
	9.2		Phanerozoic Rocks	106
		9.2.1	Devonian Rocks	106
		9.2.2	Cretaceous Rocks	108
		9.2.3	Quaternary Sediments	109
	9.3		Structural Geology	109
		9.3.1	Basement Structure	110
		9.3.2	Phanerozoic structure	111
10.0		DEPOSIT TYPES		113

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

	10.1	Basement Deposits		113
	10.2	Prairie Gold-type Deposits		113
	10.3	Carlin-type Epithermal Deposits		114
	10.4	Mississippi Valley-type Pb-Zn deposits		114
	10.5	Sediment-hosted Cu deposits: Kupferschiefer- and Kipushi-type		115
	10.6	Shale-hosted Ni-Zn deposits		115
	10.7	Diamondiferous Kimberlite or Lamproite Intrusions		115
11.0	MINERALIZATION			116
	11.1	Type, Character and Distribution of Mineralization		116
	11.2	Alteration of Surrounding Rocks		117
	11.3	Geological Controls on Mineralization		118
	11.4	Mineralized Zones		119
12.0	EXPLORATION PROGRAMS 2000-2002			120
	12.1	2001 Surface Chain of Custody Sampling Program		120
	12.2	Siliceous Limestone Mapping and Sampling, 2001		120
	12.3	SEM and ESEM Examinations, 2000-2002		121
		12.3.1	BM00-01 and BM00-02 Core Samples	121
		12.3.2	2001 Core Logging Program Samples	122
	.	12.3.3	Other Core and Surface Samples	122
	12.4	TEM Examinations, 2000-2002		122
13.0	DRILLING 2000-2002			126
	13.1	Relogging and Sampling of Diamond Drill Core, 2000		126
	13.2	2001 Drill Core Chain of Custody Sampling Program		126
	13.3	Co-Development Drill Core Examinations, 2001		127
	13.4	Co-Development Geophysical Log Examinations, 2001		132
14.0	SAMPLING METHOD AND APPROACH			135
	14.1	2001 Surface Chain of Custody Sampling Program		135
	14.2	Siliceous Limestone Program, 2001		136
	14.3	SEM and ESEM Examinations, 2000-2002		136
	14.4	TEM Examinations, 2000-2002		139
	14.5	Relogging and Sampling of Diamond Drill Core, 2000		141
	14.6	2001 Drill Core Chain of Custody Sampling Program		142
	14.7	Co-Development Drill Core Examinations, 2001		143
15.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			145
	15.1	2000-2002 Sample Analysis		145
	15.2	2000-2002 Analytical Methods Development		145
		15.2.1	Precious Metal Analyses of Surface Bulk Samples	146
		15.2.2	Precious Metal Analyses of Core Samples	148
	15.3	Verification Tests		149
16.0	DATA VERIFICATION			154
17.0	ADJACENT PROPERTIES			156
18.0	MINERAL PROCESSING AND METALLURGICAL TESTING			157
19.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			158

2003 Technical Report On The Gold Potential Of The Athabasca Property

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20.0	OTHER RELEVANT DATA AND INFORMATION			159
21.0	INTERPRETATION AND CONCLUSIONS			160
	21.1	Discussion of Precious Metal Assays and Analyses		160
		21.1.1	Exploration by Other Companies	160
		21.1.2	Prior Scientific Studies	166
		21.1.3.	Exploration by Birch Mountain	167
	21.2	Conclusions		172
22.0	RECOMMENDATIONS			174
23.0	REFERENCES			176
25.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON
	DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			194
26.0	ILLUSTRATIONS			195
CERTIFICATES OF AUTHORS				196

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

2.1 List of Figures

Figure 6-1	Location of Athabasca Property	10
Figure 6-2	Location of Birch Mountains Property.	11
Figure 8.3.2-1	Distribution of Au (ppb) values from 1994 biochemical survey	37
Figure 8.3.2-2	Location of all Birch Mountain drill holes, 1994-2001	42
Figure 8.3.5-1	Prospective areas, 1997 Surface sampling	63
Figure 8.3.5-2.1	Enzyme leach apical and halo anomalies	66
Figure 8.3.5-2.2	Pierre River Prospect MMI anomalies.	67
Figure 8.3.5-2.3	Apex Prospect MMI anomalies	68
Figure 8.3.5-2.4	Daphne Island Prospect MMI anomalies	69
Figure 8.3.5-2.5	Daphne Island East Prospect MMI anomalies	70
Figure 8.3.5-2.6	Ings Island Prospect MMI anomalies	71
Figure 8.3.5-2.7	Muskeg River Prospect MMI anomalies	72
Figure 8.3.6-1	Geophysical log alteration types, 1999.	85
Figure 8.3.6-2	Geophysical log alteration type distribution, 1999.	86
Figure 9-1	Generalized geological map for the Athabasca Property.	105
Figure 13.3-1	Core Rank distribution index map	128
Figure 13.3-1.1	North rank distribution: barite and siderite	129
Figure 13.3-1.2	North rank distributions:structure and sulphides.	130
Figure 13.3-1.3	South rank distributions: structure and sulphides	131
Figure 13.4-1	Geophysical log alteration types, 2001.	133
Figure 13.4-2	Geophysical log alteration type distribution, 2001.	134

2.2 List of Tables

Table 6-1a.	Mineral Permits	7
Table 6-1b.	Mineral Leases.	9
Table 8.2.3-1	Tintina 1993 drill holes (UTM zone 12).	20
Table 8.2.4-1	Summary electron microprobe mineralogy, LAC North America, 1994	25
Table 8.2.4-2	LAC North America 1994 drill holes (UTM zone 12)	26
Table 8.3.2-1	Summary of 1994 biochemical vegetation survey	36
Table 8.3.2-2	Summary of analytical method for 1994 biogeochemical survey	36
Table 8.3.2-3	Summary of precious metal results for 1994 biogeochemical survey.	36
Table 8.3.2-4	Summary of 1994 geological mapping and sampling program.	39
Table 8.3.2-5	Summary of the 1994 Birch Mountain drilling program	40
Table 8.3.2-6	Summary of analytical methods for samples from drill hole AL94-01	41
Table 8.3.2-7	Summary of precious metal analytical results, drill hole AL94-01	41
Table 8.3.4-1	Summary of 1996 Birch Mountain drilling program	49
Table 8.3.4-2	Summary of analytical procedures for 1996 drill core samples.	50
Table 8.3.4-3	Summary of precious metal results, 1996 drill core samples	50
Table 8.3.5-1	Summary of the 1997 outcrop and brine sampling program	59

v

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Table 8.3.5-2	Summary of Bondar Clegg analytical procedures for 1997 exploration samples.
		60
Table 8.3.5-3	Summary of ActLabs analytical procedures for selected samples	60
Table 8.3.5-4	Summary of Bondar Clegg FA-ICP precious metal results	60
Table 8.3.5-5	Summary of Actlabs INAA precious metal results.	60
Table 8.3.5-6	Summary of 1997 MMI and Enzyme Leach soil surveys	62
Table 8.3.5-7	Summary of MMI analyses, 1997 soil survey.	62
Table 8.3.5-8	Summary of enzyme leach analysis, 1997 soil survey	62
Table 8.3.5-9	MMI response ratio summary for precious metals	64
Table 8.3.5-10	Summary of precious metals results for 1997 soil survey	73
Table 8.3.5-11	Summary of 1997 three phase core logging program	74
Table 8.3.5-12	Summary of analytical methods used for 1997 core logging program	75
Table 8.3.5-13	Summary of precious metals results for 1997 core logging program	76
Table 8.3.6-1	Description of four bulk samples collected in 1998	79
Table 8.3.6-2	Replicate bulk samples	80
Table 8.3.6-3	Summary of the 1998-1999 winter drilling program	81
Table 8.3.6-4	Summary of analytical procedures for 1998-1999 drilling program	83
Table 8.3.6-5	Summary of precious metal analyses of core samples	83
Table 8.3.6-6	Summary of 1999 drill core examinations.	87
Table 8.3.6-7	Summary of analytical procedures for 1999 core logging program.	88
Table 8.3.6-8	Summary of precious metal results	88
Table 8.3.6-9	Limestone series I, AuRIC Metallurgical Laboratories, September, 1998	92
Table 8.3.6-10	Limestone series II, AuRIC Metallurgical Laboratories (AuRIC, 1998b).	93
Table 8.3.6-11	QC sample series, AuRIC Metallurgical Laboratories (AuRIC, 1998b)	94
Table 8.3.6-12	1998 bulk samples, AuRIC Metallurgical Laboratories (AuRIC, 1998c)	95
Table 8.3.6-13	Bulk sample HAR98-001, assay, acid digest and oxidative leach results
	(Maxam, 1998)	96
Table 8.3.6-14	Sample BJ98-008, gold assay and extraction (Maxam, 1999)	97
Table 8.8-1	Summary of limestone extracted from Birch Mountain leases 9499010002 and
	9400100006	103
Table 9.1	Generalized stratigraphic column for the Athabasca permit area	107
Table 12.4.1-1	Summary of TEM observations (Birch Mountain, 2002c)	123
Table 14.1-1	Summary of surface sample chain of custody sampling program	135
Table 14.2-1	Summary of survey parameters for siliceous limestone program.	136
Table 14.2-2	Summary of analytical procedures for siliceous limestone program	136
Table 14.3-1	Summary of all SEM and ESEM samples examined 2000-2002	137
Table 14.4.-1	Summary of Birch Mountain TEM observations	140
Table 14.5-1	Summary of relogging and sampling drill core program	141
Table 14.5-2	Summary of analytical procedures used in drill core program.	142
Table 14.5-1	Summary of precious metals results from relogging and sampling drill core
	program.	142
Table 14.6-1	Summary of drill core chain of custody sampling program	142
Table 14.7-1	Summary of 2001 core logging program	143

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Table 14.7-2	Summary of analytical procedures for 2001 core logging program.	144
Table 14.7-3	Summary of precious metal results for 2001 core samples	144
Table 15.2.1-1	Summary of precious metal results for Geolabs analysis (Geolabs, 2001)	146
Table 15.2.1-2	Precious metals results for silica-encapsulated gold method
	(CanTech, 2002a)	148
Table 15.2.1-3	Precious metal results for FA-AAS analyses	148
Table 15.2.2-1	Summary of drill core samples submitted for silica encapsulated gold
	and fire assay methods	149
Table 15.2.2-2	Precious metal results for the silica-encapsulated gold method.	149
Table 15.2.2-3	Precious metal results for conventional fire assay determination of gold
	with 4 acid digest –atomic absorption analysis of silver	149
Table 21.1.1-1	Summary of 1986 and pre-1986 precious metal analytical results
	by company	161
Table 21.1.1-2	Summary of post-1992 precious metal analytical results by company,
	excluding Birch Mountain.	162
Table 21.1.3-1	Summary of Birch Mountain precious metal analytical results	167

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

3.0 SUMMARY

Birch Mountain Resources Ltd. (Birch Mountain) has been exploring for precious metals on its Athabasca Property since 1993. The Athabasca Property is located in northeast Alberta, in the Fort McMurray–Fort MacKay area along the Athabasca River. The Athabasca Property consists of 47 metallic and industrial minerals permits and 28 metallic and industrial mineral leases with a total area of 332,108.38 ha. Currently, all mineral permits that comprise the Athabasca Property are owned 100% by Birch Mountain. Of the 28 leases that are part of the Athabasca Property, 26 are owned 100% by Birch Mountain. Two of the leases are jointly held, with Birch Mountain owning 51% of the leases. The Athabasca Property is accessible by road or using all terrain vehicles with some of the more remote locations requiring the use of a helicopter.

APEX Geoscience Ltd. (APEX) was retained during September, 2002, as consultants by Birch Mountain to prepare an independent evaluation of the precious metal potential of Birch Mountains's Athabasca Property. This technical report documents the results of precious metal exploration and laboratory analytical research performed by Birch Mountain, exploration performed by APEX on behalf of Birch as well as a number of other companies, and a number of property visits performed by Mr. M.B. Dufresne, M.Sc., P.Geol. and Mr. D.J. Besserer, B.Sc., P.Geol., both Principals of APEX and Qualified Persons under National Instrument 43-101. Mr. Besserer visited Birch Mountain's Athabasca Property as recently as the summer of 2001 during a chain of custody drilling program conducted by APEX on behalf of Birch Mountain.

The Athabasca Property is underlain by Precambrian basement rocks, which do not outcrop at surface, but are unconformably overlain by a thick wedge of mainly Devonian and Cretaceous sedimentary rocks that thin to the northeast. The Devonian succession includes, from oldest to youngest, basal shale and sandstone, dolostone, salt/anhydrite evaporite, limestone and argillaceous limestone. Cretaceous sediments unconformably overlie the Devonian sequence and comprise quartzose and glauconitic sandstone and shale, including the McMurray Formation oil sands. These are unconformably overlain by unconsolidated Quaternary materials.

Precious metals including gold, silver and platinum group minerals are Birch Mountain's primary exploration target on its Athabasca Property. Based on all the available geological, geochemical and mineralogical information constructed and compiled by Birch Mountain, APEX and a number of other companies and government agencies, sufficient high quality evidence exists to support the conclusion that epigenetic gold-silver-platinum-palladium mineralization has been discovered on and in the vicinity of Birch Mountains Athabasca Property. Birch Mountain and other companies and organizations, including the Geological Survey of Canada and the Alberta Geological Survey, have identified an unusual suite of base an precious metals which occur as particles composed of native metals, binary and polymetallic "alloys&8221and a wide variety of

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

metal-chloride, -sulphide, -carbonate, -oxide and -phosphate minerals deposited in sedimentary and underlying crystalline basement rocks in the Athabasca region. Standard analytical methods have shown that the levels of precious metals in some samples reach potentially economic concentrations. The vast majority of samples yield low levels or undetectable levels of precious metals. Although precious metal concentrations approaching economically significant have been discovered, no deposit of any measureable size that might constitute a resource has been identified to date. Birch Mountain's Athabasca Property is currently considered an early stage, high risk precious metals exploration property.

During the verification and audit process the authors have reviewed a large database with respect to precious metal analyses. There is strong evidence of conflicting assays and reproducibility of assay results at a number of different laboratories using a number of different analytical processes on a number of different samples. It is hard to accept contamination, laboratory mix-up and nugget effect as the explanation for all of the assaying conflicts when almost every laboratory has provided some form of conflicting results. Based upon the audit that APEX has performed there is no evidence of any salting, tampering or other related fraudulent activities. Birch Mountain has recently theorized that some of the difficulties with reproducibility of analytical results may be due in part to the small size of the precious metals and their physical behaviour as nanometer to micron sized particles. The authors are unable to verify nanoparticulate theory and whether the precious metals do in fact exist as nanometer sized particles as this research work and the theories are beyond the expertise of APEX. However, on the surface, some of Birch Mountain's findings to date appear to be valid and certainly point in the direction that the particle size or some other unknown particle behaviour factor may be a possible cause of the difficulties with reproducibility of analytical results for samples from the Athabasca Property. The poor reproducibility of analytical results on a number of samples is currently the subject of both in-house and external research and verification by Birch Mountain.

To explain the occurrence of precious metals in sedimentary rocks from the Athabasca region, Birch Mountain has developed what it calls the"Prairie Gold"model. This model is conceptual in nature and no commercial precious metal deposits of this type are known. It is an outgrowth of the Prairie-type model proposed by the Geological Survey of Canada. The model draws upon conventional and acceptable geological and geochemical theories and observations to explain the origin of the precious metals documented to be present in rocks from the Athabasca region. Birch Mountain's exploration has documented a variety of structural, mineralogical, geochemical and geophysical alteration types and has shown that these may be aligned along local to regional scale faults interpreted from geological, geophysical and remote sensing information. Birch Mountain has generated a large amount of information from its analysis of cores drilled by oil sands operators and has used this to refine its understanding of past and present processes active in the region and its exploration model. The model is considered valid based upon the exploration that APEX has conducted in the region.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Based upon the results to date, in particular the difficulties with respect to obtaining reliable and reproducible precious metal assays for samples from the Athabasca Property, APEX strongly recommends that Birch Mountain continue, expand and complete its precious metal assay verification program initiated during 2002 under the supervision of Dr. A. Mann, an independent geological consultant and Mr. M. Thomas, an independent metallurgical consultant. The verification program for the AuRIC assay protocol should be continued and completed. Much of the assay testing work has been restricted to a number of splits from the same set of 8 to 10 samples that are from altered rocks and as such are thought to potentially contain precious metals. It is recommended that the assay protocol and verification program should be expanded to include a much wider variety of lithologies including altered and seemingly non-altered carbonates, silicified carbonates, decalcified carbonates etc. from the Athabasca Property. Although continued precious metal exploration is warranted for the Athabasca Property, any field exploration programs that involve bedrock sampling at surface or by drilling should be discontinued until such time as a reliable assay protocol can be found or developed. Birch Mountain's in-house research analytical work should be continued to take advantage of the expertise that has been built up within the Company. However, any potential analytical method that derives from the internal technology development work that may have applications in the analysis of rocks from Birch Mountain's Athabasca Property, should be verified by an independent verification process such as the process currently being employed to verify the practical application of the AuRIC fire assay protocol. APEX is in full agreement with the Canadian Venture Exchange's (now the TSX Venture Exchange) requirement for Birch Mountain to report the results of its in-house and related external technology research and development program separately from the results of its actual exploration work.

In terms of recommended field exploration, new field exploration that involves prospecting, rock sampling or drilling for precious metals and associated conventional analytical work should be discontinued until a reliable assay protocol is either found or developed. However, field exploration that could use further development and testing is the use of soil sampling to delineate target areas for future precious metal exploration. APEX strongly recommends that a number of detailed baseline studies be conducted to evaluate the potential use of MMI and enzyme leach soil sampling methods to delineate potential precious metal targets. Work conducted by other companies in the region was able to delineate significant target areas for drilling on the basis of soil geochemical anomalies. Contingent upon the identification and verification of a reliable assay protocol and Birch Mountain's internal research and development work, a two-phase field exploration program comprising surface rock sampling and drilling should be considered.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

4.0 INTRODUCTION AND TERMS OF REFERENCE

APEX Geoscience Ltd. (APEX), was retained during September, 2002, as consultants by Birch Mountain Resources Ltd. to prepare an independent evaluation of the precious metal potential of Birch Mountain's Athabasca Property. This evaluation has been prepared on the basis of available published and unpublished material. This technical report documents the results of precious metal exploration and laboratory analytical research performed by Birch Mountain, exploration performed by APEX on behalf of Birch Mountain as well as a number of other companies, and a number of property visits performed by Mr. M.B. Dufresne, M.Sc., P.Geol. and Mr. D.J. Besserer, B.Sc., P.Geol., both Principals of APEX and Qualified Persons. Mr. Besserer visited Birch Mountain's Athabasca Property as recently as the summer of 2001 during a chain of custody drilling program conducted by APEX on behalf of Birch Mountain. This technical report documents the results of precious metal exploration and substantial research into analytical techniques performed by Birch Mountain over a number of years, as well as extensive exploration performed by APEX on behalf of Birch Mountain and other companies on and in the vicinity of the Athabasca Property. The intent of this report and review is to evaluate the geological potential for Birch Mountain's Athabasca Property to host one or more precious metal deposits. Although this report reviews in some detail not only Birch Mountain's historical precious metal exploration but also their research (both external and internal) into analytical techniques for precious metals, it is not intended as a technical audit of their research into precious metal analysis.

APEX has performed field based precious metal exploration on Birch Mountain's Athabasca Property during 1993 and 1994 on behalf of the Alberta Geological Survey (AGS), Tintina Mines Ltd. and NSR Resources Ltd., during 1995 and 1996 on behalf of Syncrude Canada Ltd., during 1997 and 1998 on behalf of Birch Mountain, and most recently during 2000 and 2001 on behalf of the AGS and Birch Mountain, respectively. Mr. M.B. Dufresne or Mr. D.J. Besserer or both have either directly supervised or conducted the exploration or visited the Athabasca Property during each of these exploration programs. The interpretations, conclusions and recommendations contained in this report are based upon the extensive field based precious metal exploration conducted by the authors not only on the Athabasca Property but across large portions of Northern Alberta over the last 10 years.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

5.0 DISCLAIMER

This report contains information taken from sources that were prepared by qualified persons (as defined by National Instrument 43-101), not prepared by qualified persons or where the qualifications of the person preparing the report can not be ascertained.

The authors, in writing this report, use sources of information as listed in the references. The report, written by Mr. M.B. Dufresne, M.Sc., P.Geol. and Mr. D.J. Besserer, B.Sc., P.Geol., both Qualified Persons as defined in National Instrument 43-101, is a compilation of proprietary and publicly available information as well as information obtained during a number of different field programs and property visits. The government reports were prepared by a person or persons holding post secondary geology or related university degree(s) that were independent of Birch Mountain, but prior to the implementation of the standards relating to National Instrument 43-101. The information in those reports is therefore assumed to be accurate. Information from reports written by other geologists that are also reviewed within this report are also assumed to be accurate based on the property visit and data review conducted by the authors, however are not the basis for this report. Birch Mountain's Athabasca Property is considered an early stage exploration property and does contain any known precious metal deposits or resources that have been defined to date.

This report reviews a number of sources of geochemical precious metal data, some of which can be considered reliable and others that are suspect. The reliability of specific analytical data is discussed in a number of following sections and a "Confidence Index" is applied to the data based upon a number of criteria. The interpretations and conclusions contained within this report are based upon only the most reliable analytical data and exploration work, including a number of exploration programs conducted by and under the supervision of the authors for a variety of different companies in the region. The authors share more than 20 years of combined exploration experience for precious metals across Northern Alberta since 1992.

This report reviews a number of models with respect to precious metal mineralization in the Paleozoic and Cretaceous sedimentary cover rocks of northeast Alberta. The authors consider these exploration models for precious metals valid, however, portions of some of the models, in particular those aspects dealing with nanoparticles, their properties and their analysis are beyond the expertise of the authors.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

6.0 PROPERTY DESCRIPTION AND LOCATION

At the present time, Birch Mountain owns both metallic and industrial minerals permits and metallic and industrial minerals leases in northeastern Alberta. These comprise two mineral exploration properties, the Athabasca Property and the Birch Mountains Property. The Athabasca Property is located in the Fort McMurray-Fort MacKay region of northeastern Alberta (NTS 74D & E; Figure 6.1); the Birch Mountains Property lies approximately 120 km northwest of Fort MacKay (NTS 84H; Figure 6.2). These two properties were once part of one continuous land holding, therefore, all exploration conducted for precious metals on both of these properties is included in this report. Past exploration activities related to the search for kimberlites and diamonds on Birch Mountain's properties are not the subject of this report, however, these activities are discussed adequately by Chin and Dufresne (1997) and Birch Mountain Resources Ltd. (1998c and 2000a).

Birch Mountain Resources Ltd. was incorporated as a publicly trading company in 1995. Prior to this date, all property was held by Birch Mountain Minerals Ltd., a privately owned company that was bought by Birch Mountain Resources Ltd. at the time that Birch became a publicly trading entity. At one time, Birch owned the rights to 4,277,428 hectares in northeastern Alberta. At present, the Birch Mountains and Athabasca properties total 57 permits and 28 leases for a total area of 424,268.38 hectares (Sept 16, 2002). Detailed information on the currently active permits and leases in the Athabasca and Birch Mountains properties is included in Tables 6-1a and b.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Table 6.1a. Mineral Permits.

Permit Number	Area (ha)	Property	Status	Location Description		BMD Interest	Rights	Spec Provisions	Obligation	Obligation Date	Expiration Date	Royalities, Agreements & Encumbrances	Environmental Liabilities	Acquistion date	Past Owners	Agree-ment
9393080687	1947.84	Athabasca	Active		4-11-095: 12;13; 14E, L3, L6, L11, L14; 22L8, L9, L16; 23; 26; 27L1, L8, L9, L16; 34L1, L8, L9, L14-L16; 35S 4-11-096: 3L3, L6, L11, L14; 10L1-L3, L8, L9, L16; 14; 15L1,	100%	Metallic and industrial minerals	Nil	$29,217.60	31-Aug-03	31-Aug-03	subject to 2% NSR	Historical resource	15-Mar-97	HMS	May 1, 95
9393090134	9216	Athabasca	Active		4-08-098: 1-3; 10-15 4-08-099: 19-36 4-09-099: 1-3; 10-15	100%	Metallic and industrial minerals	Nil	$138,240.00	28-Sep-03	28-Sep-03	subject to 2% royalty	None	17-May-99	UIS	June 18, 98
9393110019	9216	Athabasca	Active		4-10-099: 1-36	100%	Metallic and industrial minerals	Nil	$138,240.00	29-Nov-03	29-Nov-03	subject to 2% royalty	None	17-May-99	UIS	June 18, 98
9393110023	9216	Athabasca	Active	Tract 1: Tract 2:	4-07-099: 1-3; 10-15; 22-27; 34-36 4-07-099: 4-9; 16-21; 28-33	100%	Metallic and industrial minerals Metallic and industrial minerals excepting metallic and industrial minerals in the Precambrian	Nil	$138,240.00	29-Nov-03	29-Nov-03	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9393110026	9216	Athabasca	Active		4-08-098: 19-36 4-08-099: 1-18	100%	Metallic and industrial minerals in all zones to basement excepting metallic and industrial minerals in Precambrian system	Nil	$138,240.00	29-Nov-03	29-Nov-03	subject to 1% NSR	None	11-Jun-98	UIS	Jan 10, 95
9393110034	9216	Athabasca	Active		4-08-098: 4-9; 16-18 4-09-098: 1-18; 22-27; 34-36	100%	Metallic and industrial minerals in all zones to basement excepting metallic and industrial minerals in Precambrian system	Nil	$138,240.00	29-Nov-03	29-Nov-03	subject to 2% NSR	None	15-Mar-96	UIS	May 1, 95
9393110035	9216	Athabasca	Active		4-09-098: 19-21; 28-33 4-09-099: 4-9; 16-36	100%	Metallic and industrial minerals in all zones to basement excepting metallic and industrial minerals in Precambrian system	Nil	$138,240.00	29-Nov-03	29-Nov-03	subject to 1% NSR	None	11-Oct-96	RMS	Jan 10, 95
9394020001	1536	Athabasca	Active		4-11-92: 1-3; 10-12	100%	Metallic and industrial minerals	Nil	$23,040.00	11-Feb-04	11-Feb-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394020002	4608	Athabasca	Active		4-09-093: 1-3; 10-15; 22-27; 34-36	100%	Metallic and industrial minerals	Nil	$69,120.00	11-Feb-04	11-Feb-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394020003	4608	Athabasca	Active		4-09-093: 4-9; 16-21; 28-33	100%	Metallic and industrial minerals	Nil	$69,120.00	11-Feb-04	11-Feb-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394020006	7424	Athabasca	Active		4-08-094: 6;7; 18; 19; 30 4-09-094: 1-4; 9-16; 21-28; 33-36	100%	Metallic and industrial minerals	Nil	$111,360.00	11-Feb-04	11-Feb-04	subject to 2% NSR	None	15-Mar-96	HMS, LAC	May 1, 95
9394020007	3072	Athabasca	Active		4-09-094: 5-8; 17-20; 29-32	100%	Metallic and industrial minerals	Nil	$46,080.00	11-Feb-04	11-Feb-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394020008	2490.88	Athabasca	Active		4-11-094: 20; 21N, SW, 23SP, NWP portions lying outside the MacKay settlement; 27-29; 31-34; 35 WP portions lying outside the MacKay settlement	100%	Metallic and industrial minerals	Nil	$37,363.20	11-Feb-04	11-Feb-04	subject to 2% NSR	None	08-Jul-99	FOCAL	Jan 28, 99
9394020009	7680	Athabasca	Active		4-08-95: 4-10; 14-36	100%	Metallic and industrial minerals	Nil	$115,200.00	11-Feb-04	11-Feb-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394020010	9216	Athabasca	Active		4-09-095: 1-36	100%	Metallic and industrial minerals	Nil	$138,240.00	11-Feb-04	11-Feb-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394020012	6512	Athabasca	Active		4-11-095: 2-11; 14L4, L5, L12, L13; 15-21; 22W, L1, L2, L7, L10, L15; 27W, L2, L7, L10, L15; 28-33; 34SW, L2, L7, L10-L13	100%	Metallic and industrial minerals	Nil	$97,680.00	11-Feb-04	11-Feb-04	subject to 2% NSR	None	08-Jul-99	FOCAL	Jan 28, 99
9394020013	5792	Athabasca	Active		4-11-096: 3L4, L5, L12, L13; 4-9; 10NW, L4-L7, L10, L15; 15W, L2, L7, L10, L15; 16-22; 27-34	100%	Metallic and industrial minerals	Nil	$86,880.00	11-Feb-04	11-Feb-04	subject to 2% NSR	None	08-Jul-99	FOCAL	Jan 28, 99
9394020014	8688.68	Athabasca	Active		4-10-097: 1-4; 5E; 7-29; 30S, NWP portions designated as Athabasca River, NEP portions lying to the south and east of the left bank of the said river; 31N, SEP portions designated as the said river; 32-36	100%	Metallic and industrial minerals	Nil	$130,330.20	11-Feb-04	11-Feb-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394020015	8699.36	Athabasca	Active		4-11-097: 1SWP, NEP portions designated asAthabasca River; 3-35; 36N, SW	100%	Metallic and industrial minerals	Nil	$130,490.40	11-Feb-04	11-Feb-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394020016	9216	Athabasca	Active		4-10-098: 1-36	100%	Metallic and industrial minerals	Nil	$138,240.00	11-Feb-04	11-Feb-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394040029	5312.42	Athabasca	Active		4-09-90: 3; 4; 5E, WP portions designated as Athabasca River; 6SP, NWP portions lying to the west of Highway 63; 7WP lying to the west of Highway 63; 8E, SWP portions designated as said River, NWP portions lying to the east of the left bank of the said river; 9; 10; 15-17; 18EP portions designated as the said river, WP portions lying to the west of the said highway; 19 EP portions designated as the said river, WP portions lying to the west of the said highway; 20-22; 27-29; 30EP portions designated as the said river, WP portions lying to the west of the said highway; 31SEP portions designated as the said river, SWP portions lying to the west of the said highway, NWP portions designated as the said river, NE; 32-34	100%	Metallic and industrial minerals	Nil	$79,686.30	14-Apr-04	14-Apr-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394040030	2626.5	Athabasca	Active		4-09-091: 4; 5; 6WP portions lying to the west of Highway 63, SEP, L9, L10P, L15, L16; 7N, SE, L3, L4 portions designated as Athabasca River, L5P, L6; 8;9; 16-18; 19S portions lying to the east of Highway 63, NEP; 30W; 31W portions lying to the east of the right bank of the Athabasca River	100%	Metallic and industrial minerals	Nil	$38,858.02	14-Apr-04	14-Apr-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394040031	6912	Athabasca	Active		4-10-91: 1-3; 10-15; 19-36	100%	Metallic and industrial minerals	Nil	$103,680.00	14-Apr-04	14-Apr-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394040032	3840	Athabasca	Active		4-09-092: 21-29; 31-26	100%	Metallic and industrial minerals	Nil	$57,600.00	14-Apr-04	14-Apr-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394040033	4407.72	Athabasca	Active		4-10-092: 1-12; 13SW, NE, L1, L2, L14; 14SP portions designated as tar sand and petroleum claim lot 2 group 566; 15SP portions designated as tar sand and petroleum claim lot 2 group 566; 16-18; 24SE, NEP portions designated as Athabasca River, L3, L5, L6	100%	Metallic and industrial minerals	Nil	$66,115.80	14-Apr-04	14-Apr-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394040034	512	Athabasca	Active		4-12-94: 35; 36	100%	Metallic and industrial minerals	Nil	$7,680.00	14-Apr-04	14-Apr-04	subject to 2% NSR	None	15-Mar-96	HMS	May 1, 95
9394040035	734	Athabasca	Active		4-07-95: 30-32 E, WP portions lying outside the restricted area (surface materals potemtial)	100%	Metallic and industrial minerals	Nil	$11,010.00	14-Apr-04	14-Apr-04	subject to 1% NSR	None	15-Mar-96	HMS	Jan 10, 95

Table 6.1b. Mineral Leases.

Lease Number	Area (ha)	Acquisition date	Status	Location Description	BMD Interest	Rights	Special Provisions	Obligation	Obligation Date	Expiration Date	Royalities, Agreements & Encumbrances	Environmental Liabilities	Past Owners	Agreement
9400060001	269.88	01-Jun-00	Active	4-10-094: 3N, SW, 6EP, L14P portions lying to the east of the right bank of the Athabasca River	51%	Metallic and industrial minerals; limestone	Nil	$944.58	01-Jun-03	1-Jun-15	subject to 1/2% NSR	None	FOCAL lease 2890060001	Dec 29/98
9400080001	1458.96	22-Aug-00	Active	4-10-092: 35NEP portions lying to the east of the right bank of the Athabasca River 4-10-093: 1N, SE, L4-L6, 2SP, NWP, NE, 11E, WP; 12;13; 14 SE, SWP; 15SEP portions lying to east of right bank of Athabasca River	100%	Metallic and industrial minerals; limestone	Nil	$5,106.36	22-Aug-03	22-Aug-01	portion subject to 2% NSR; excepting limestone	None	BMD permits: 9394020003 9390070004	HMS permit May 1, 95 LAC permit Feb 28, 96
9400080002	1872	22-Aug-00	Active	4-10-093: 23; 24S,NE,L11,L12,L14; 25; 26; 27NE, L1, L7, L8, L14; 34N, SE, L3,L6; 35,36	100%	Metallic and industrial minerals; limestone	Nil	$6,552.00	22-Aug-03	22-Aug-15	portion subject to 2% NSR	None	BMD permits: 9394020003 9390070004	HMS permit May 1, 95 LAC permit Feb 28, 96
9400080003	1824	22-Aug-00	Active	4-10-094: 1; 2; 10NE, L13, L14; 11-14; 15E, L3, L6, L11, L14	100%	Metallic and industrial minerals; limestone	Nil	$6,384.00	22-Aug-02	22-Aug-15	subject to 2% NSR	None	BMD permit 9394020007	HMS permit May 1, 95
9400080004	1953.36	22-Aug-00	Active	4-10-094: 3; 4NE, L1, L7, L8, L11, L13, L14; 7E, 7WP; 8; 9; 10L5-L8, L12, L13; 15L4, L5, L12, L13; 17S, NE, L14; 18NW, L1-L3 portions lying east of the right bank of Athabasca River, L4P, L5-7, L10, 21E, 22L4, L5, L12, L13, 27L4, L5; 28SE portions lying to north and east of right bank of Athabasca River	100%	Metallic and industrial minerals; limestone	Nil	$6,836.76	22-Aug-03	22-Aug-15	subject to 3% NSR; excepting limestone	None	BMD permit 930007A003	Richarson permit, Nov 20, 96
9400080005	2208	22-Aug-00	Active	4-10-094: 22E, L3, L6, L11, L14; 23-26; 27N, SE, L3, L6; 34-36	100%	Metallic and industrial minerals; limestone	Nil	$7,728.00	22-Aug-03	22-Aug-15	subject to 2% NSR	None	BMD permit 9394020007	HMS permit May 1, 95
9400080006	2304	22-Aug-00	Active	4-10-095: 1-3; 10-15	100%	Metallic and industrial minerals; limestone	Nil	$8,064.00	22-Aug-03	22-Aug-15	none	None	BMD permit 9394020011	574035AB Inc Apr 5, 94
9400080007	2077.4	22-Aug-00	Active	4-10-095: 4; 5; 6SWP NW portions lying to the west of the left bank of the Athabasca River, SEP, NEP portions lying outside the Athabasca River, 7EP,8 ,9; 16; 17, 18NWP, L2P, L6P portions lying to the east of the right bank of the Athabasca River 4-11-095: 1	100%	Metallic and industrial minerals	Nil	$7,270.90	22-Aug-03	22-Aug-15	portion subject to 2% NSR; excepting limestone	None	BMD permits: 9394020011 9390070004 9393080687	574035AB Inc Apr 5, 94 LAC permit Feb 28, 96 HMS permit May 1, 95
9400080008	2304	22-Aug-00	Active	4-10-095: 22-27, 34-36	100%	Metallic and industrial minerals; limestone	Nil	$8,064.00	22-Aug-03	22-Aug-15	portion subject to 2% NSR	None	BMD permits: 9394020011 9393080687	574035AB Inc Apr 5, 94 HMS permit May 1, 95
9400080009	2300.55	22-Aug-00	Active	4-10-095: 19N, SE, SWP; 20; 21; 28-33 portions lying to the north of the right bank of the Athabasca River	100%	Metallic and industrial minerals; limestone	Nil	$8,051.93	22-Aug-03	22-Aug-15	portion subject to 2% NSR	None	BMD permits: 9394020011 9393080687	574035AB Inc Apr 5, 94 HMS permit May 1, 95
9400080010	1394.24	22-Aug-00	Active	4-11-095: 24 NP, SEP; 25E, WP; 36E, SWP portions lying to the east of the right bank of the Athabasca River 4-11-096: 1; 2NEP; 11EP; 12; 13; 14EP portions lying to the east of the right bank of the Athabasca River	100%	Metallic and industrial minerals; limestone	Nil	$4,879.84	22-Aug-03	22-Aug-15	subject to 2% NSR	None	BMD permit 9393080687	HMS permit May 1, 95
9400080011	2304	22-Aug-00	Active	4-10-096: 1-3; 10-15	100%	Metallic and industrial minerals; limestone	Nil	$8,064.00	22-Aug-03	22-Aug-15	subject to 2% NSR	None	BMD permits: 9696080687 9394040040	HMS permit May 1, 95 HMS permit May 1, 95
9400080012	2304	22-Aug-00	Active	4-10-096: 4-9; 16-18	100%	Metallic and industrial minerals; limestone	Nil	$8,064.00	22-Aug-03	22-Aug-15	subject to 2% NSR	None	BMD permits: 9393080687 9394040040	HMS permit May 1, 95 HMS permit May 1, 95
9400100002	2304	31-Oct-00	Active	4-09-091: 1-3; 10-15	100%	Metallic and industrial minerals; limestone	Nil	$8,064.00	31-Oct-03	31-Oct-15	subject to 2% NSR	None	BMD permit 9394040030	HMS permit May 1, 95
9400100003	2304	31-Oct-00	Active	4-09-091: 22-27, 34-36	100%	Metallic and industrial minerals; limestone	Nil	$8,064.00	31-Oct-03	31-Oct-15	subject to 2% NSR	None	BMD permit 9394040030	HMS permit May 1, 95
9400100004	1577.0	31-Oct-00	Active	4-09-091: 19NEP; 20N, SE, SWP; 21; 28; 29; 30EP; 31EP; 32; 33 portionslying to the east of the right bank of the Athabasca River	100%	Metallic and industrial minerals; limestone	Nil	$5,522.65	31-Oct-03	31-Oct-15	subject to 2% NSR	None	BMD permit 9394040030	HMS permit May 1, 95
9400100005	2304	31-Oct-00	Active	4-09-092: 1-3; 10-15	100%	Metallic and industrial minerals; limestone	Nil	$8,064.00	31-Oct-03	31-Oct-15	subject to 2% NSR	None	BMD permit 9394040032	HMS permit May 1, 95
9400100006	1841.7	31-Oct-00	Active	4-09-092: 4; 5; 6WP portions lying outside the Athabasca River, SEP, NE; 7E, 8WP portions lying to the east of the right bank of the Athabasca River, NWP, 8; 9; 16 portions lying outside the Athabasca River; 18EP portions lying to the east of the right bank of the Athabasca River, 8WP portions lying outside the Athabasca River, NWP portions lying to the west of the left bank of the Athabasca River	100%	Metallic and industrial minerals; limestone	Nil	$6,445.95	31-Oct-03	31-Oct-15	subject to 2% NSR	None	BMD permit 9394040032	HMS permit May 1, 95
9400100007	2304	31-Oct-00	Active	4-09-096: 1-3; 10-15	100%	Metallic and industrial minerals; limestone	Nil	$8,064.00	31-Oct-03	31-Oct-15	subject to 2% NSR	None	BMD permit 9394040039	HMS permit May 1, 95
9400100008	2304	31-Oct-00	Active	4-09-096: 4-9; 16-18	100%	Metallic and industrial minerals; limestone	Nil	$8,064.00	31-Oct-03	31-Oct-15	subject to 2% NSR	None	BMD permit 9394040039	HMS permit May 1, 95
9400100009	2048	31-Oct-00	Active	4-09-096: 19-22; 23W; 26W; 27-29	100%	Metallic and industrial minerals; limestone	Nil	$7,168.00	31-Oct-03	31-Oct-15	subject to 2% NSR	None	BMD permit 9394040039	HMS permit May 1, 95
9400100010	2048	31-Oct-00	Active	4-09-096: 30; 31 4-10-096: 23-26, 35, 36	100%	Metallic and industrial minerals; limestone	Nil	$7,168.00	31-Oct-03 31-Oct-03	31-Oct-15	subject to 2% NSR	None	BMD permits: 9394040039 9394040040	HMS permit May 1, 95 HMS permit May 1, 95
9400100011	2048	31-Oct-00	Active	4-10-096: 20-22; 27; 28; 29E; 32E; 33, 34	100%	Metallic and industrial minerals; limestone	Nil	$7,168.00	31-Oct-03	31-Oct-15	subject to 2% NSR	None	BMD permit 9394040040	HMS permit May 1, 95
9491070001	112	08-Jul-99	Active	4-10-094: 17L11-L13; 18L8, L9, L15,L16	51%	Metallic and industrial minerals	Nil	$392.00	04-Jun-03	4-Jun-06	none	None	FOCAL lease	Dec 29/98
9494070001	1322.39	01-Feb-00	Active	4-10-094: 19; 20; 21W, 28SW, 29; 30 4-11-094: 24L9, L10P, L15P, L16; 25L1P, L2P, L8P, L9P, L10P, L15P, L16P portions(s) lying to the east of the right bank of the Athabasca River	100%	Metallic and industrial minerals	Nil	$4,628.37	04-Jul-03	4-Jul-06	Subject to 5% NSR excepting limestone and subject to Limestone royalty of $0.15/tonne sold	None	Tintina lease/permit 689007A004; Richarson permit 6890070004	Feb 8, 2000
9494070002	668.6	01-Feb-00	Active	4-10-094: 28NW; 31E, WP portions lying to the east of the right bank of the Athabasca River; 32,33W 4-11-094: 36SEP portions lying to the east of the right bank of the Athabasca River	100%	Metallic and industrial minerals	Nil	$2,340.10	04-Jul-03	4-Jul-06	Subject to 4% NSR excepting limestone and subject to Limestone royalty of $0.15/tonne sold	None	Tintina lease/permit 6890070004; Richarson permit 6890070004	Feb 8, 2000
9499010002	1024	27-Jan-99	Active	4-09-092: 17;19;20;30	100%	Metallic and industrial minerals; limestone	Nil	$3,584.00	27-Jan-03	27-Jan-24	Sublease Agreement with Suncor; subject to 2% NSR	None	BMD permit 9394040032	HMS permit May 1, 95
9499030003	448	20-Dec-99	Active	4-10-094: 28NW; 33E 4-10-094: 16	100% 100%	Metallic and industrial minerals; limestone Limestone industrial minerals	Nil	$1,677.76	Mar-04	10-Mar-14	Subject to Limestone royalty of $0.15/tonne sold and subject to 2% NSR excepting limestone Subject to Limestone royalty of $0.15/tonne sold	None	Richardson permit 9300070003 from Quartz (Metallic permit 6890070004	Dec 20, 2002, with Mr. Kenneth Richardson

R10W4
R8W4
R6W4
R4W4
R2W
T100
T98
T96
T94
T92
T90
ATHABASCA RIVER
Firebag R
Marguerite R
Johnson L
McClelland L
Muskeg R
Pearl L
Bitumount
FORT McMURRAY
Alberta
Fort McMurray
Edmonton
Calgary
High Hill R
Legend
Roads
Leases
Permits
Indian Reservation
Birch Mountain Resources Ltd.
Permits and Leases, Athabasca, Alberta
(30 Km)
Figure 6-1a
Date:03/5/14
Scale 1:400 000

12-330000
12-340000
12-350000
12-360000
12-370000
9394070083
9394070082
9394070081
6420000N
Birch R
9394070077
9394070075
9394070074
6410000N
9394070132
9394070069
9394070068

Birch Mountain Resources Ltd.

Birch Mountains Permits

(10 Km)

Figure 6-2

Date:03/05/14

Scale 1:175000

Birch Mountain Resources Ltd.

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The regional physiography in the vicinity of the Athabasca Property is generally low lying, from 300 m to 350 m above sea level. A veneer of glacially deposited ground moraine is covered mainly by boreal forest, swamp and muskeg. Pleistocene glacial ice and melt water movement were in a south to southwesterly direction and at present rivers and streams in the area drain north to northeasterly into the Athabasca River basin. In the northern section of the property, the swampy areas are separated by well defined pine-forested sand flats. To the south and southwest, this gives way to ground that is well drained and densely forested, with a mix of deciduous and coniferous trees on the northern side of a roughly circular elevated area called Muskeg Mountain (with elevations of up to 580 m above sea level). The best outcrop exposures occur in the river valleys; in elevated areas swamps are almost ubiquitous and outcrop is absent. Within the Birch Mountains property, there are large areas of dryer and well drained sand flats and hills with elevations of up to 1000m above sea level; thick pine forests are also present.

The City of Fort McMurray is located 375 km northeast of Edmonton and can be reached by provincial highways 2 and 63. Infrastructure north of Fort McMurray, in the vicinity of Fort McKay, is excellent due to the presence of oil sands mining operations located about 45 km north of Fort McMurray. Fort McKay and the oil sands operations are accessed from Fort McMurray by provincial highway 63. All major services, including goods and accommodation, air and helicopter service, vehicle serve and expediting can be obtained in Fort McMurray. Accommodation for up to 500 workers is available in work camp facilities located on the Athabasca Property. Fort McMurray is served daily by regularly scheduled airline flights from Edmonton.

Near the Athabasca River, between Fort McMurray and Fort McKay, road access is good; once away from the river and further north, the number and condition of the roads decreases. A winter road exists from Fort McKay to Fort Chipewyan. The Athabasca Property is generally accessible by road or using all terrain vehicles with some of the more remote locations requiring the use of a helicopter. Major power lines cross the Athabasca Property and additional power transmission lines are planned. Water may be obtained from the Athabasca River and tributaries under authorization of the Alberta Water Act. The Birch Mountains property is accessible by either winter road or helicopter with accommodation, food, supplies and fuel available in Fort McMurray, Fort MacKay or Fort Vermilion.

The climate in the Athabasca area has been described as one of long cold winters in which temperatures for January average – 22° C and short cool summers in which July temperatures average 16° C. The area is cool, with less than 100 frost free days per year, an annual mean temperature of -0.6° C with 1500 mm of average snowfall per year and an average annual

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

precipitation of 437 mm, more than half of which falls between June and September. Prevailing wind is westerly. This climate supports a year round operating season for mining exploration with summer field exploration and sampling programs, while winter ground freezing allows drilling programs to be conducted more easily. Exploration activities are curtailed on certain exploration permits during moose and caribou calving season; this restriction occurs during spring breakup, which precludes land access at this time in any case.

The Athabasca region of Alberta is the center of oil sands developments, which include large open-pit mines; current infrastructure in the region supports open pit mines that extract approximately 900,000 tonnes of oil sands per day. As a result, the communities and government regulatory agencies are familiar with mining and mine development proposals and consequently, the community consultation and regulatory processes for mine development applications are clearly established. Most lease holders and other community and government stakeholders in the region belong to the Cumulative Effects Management Association which coordinates environmental research and data bases. Regional environmental data are available for application preparation, only site-specific data are required for a new mine application. With the exception of heap leach pads, other mining infrastructure such as tailings storage areas, waste disposal areas and processing plants have been permitted by oil sands operators. Trained open pit mining personnel are available in the region. University-affiliated and college training facilities are situated in Fort McMurray.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

8.0 HISTORY

A listing of metallic and industrial mineral permits and leases held by Birch Mountain at the time of report preparation is included in ITEM 6.

8.1 Prior Ownership of the Property

In 1994, Birch Mountain's mineral exploration properties in northeastern Alberta, then held by precedent company Birch Mountain Minerals Ltd., encompassed approximately 6.5% of the area of Alberta. Portions of this extensive property, including the much smaller currently active portion, were acquired from many different companies and have historically been explored for a number of different commodities including coal, precious metals, diamonds and uranium. It is impractical, due to the large property size and number of permits involved, to track prior ownership and previous work by permit for those that are not included in Birch Mountain's currently active exploration properties.

Birch Mountain's currently active mineral permits and leases were either originally acquired from the crown by Birch Mountain or were acquired by purchase or option from other companies or individuals (Table 6-1).

Individuals or companies previously involved in precious metals exploration on Birch Mountain's Athabasca Property include Mr. K. Richardson and associated companies HMS Properties Ltd. (HMS) and RMS Masonry Systems Inc. (RMS), Focal Resources Ltd., Tintina Mines Limited, NSR Resources Inc., Winslow Gold Ltd., LAC North America Ltd. (LAC), Ultrasonic Industries Ltd. (UIS), Grizzly Gold, Mr. L. MacGougan and associated company 777195 Alberta Inc.

The bulk of Birch Mountain's currently active mineral permits and leases were acquired by purchase from Mr. Richardson, HMS and RMS in a series of agreements constructed during 1995 and 1996. This includes mineral permits acquired from the crown by Mr. Richardson that were purchased from him by LAC in 1994. The LAC permits were returned to Mr. Richardson upon acquisition of LAC by Barrick Gold in late 1994 and were acquired by Birch Mountain in 1995. LAC generated a significant body of scientific and technical information in their short term of exploring the Athabasca Property; most of this information was acquired and reported by Birch Mountain (Birch Mountain, 1995).

8.2 Exploration Conducted by Previous Owners

8.2.1 Exploration Prior to 1990

Prior to 1990, gold exploration within the region of the Athabasca Property was primarily confined to the Fort McKay area. Gold exploration was initially sparked by a 1920 report,

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which stated that drill hole Athabasca Oils Ltd. No. 1 (Athabasca No. 1), which was drilled to basement in 1911-1912, contained $13.00 per ton gold (approx. 21.6 grams per tonne) in a sample of Precambrian granite with quartz veins (Allan, 1920). Later investigations concluded that the two reported auriferous quartz veins were intersected in Devonian Methy Formation rather than in basement (Halferdahl, 1986).

In 1962 and 1963, four holes were drilled by Scurry-Rainbow Ltd. in the vicinity of Athabasca Oils Ltd. No. 1; three of the four holes reached Precambrian basement, but only trace amounts of gold were found in the samples collected (Dufresne et al., 1994). In 1986, two holes were drilled 35 km south of Athabasca Oils Ltd. No. 1 by Halferdahl and Associates Ltd. on behalf of Mr. Kenneth Richardson. A sample of Methy Formation carbonate from 241 m depth assayed 2.16 grams per tonne (g/t) gold (Halferdahl, 1986); pyrite with a few specks of chalcopyrite and malachite were observed in the argillaceous dolomite immediately above the gold-bearing sample. Chalcopyrite and malachite were also associated with basement samples containing up to 60 parts per billion (ppb) Au and 2.6 g/t silver (Halferdahl, 1986).

Also in 1986, another hole was drilled by Tanner Arctic Oil Ltd., 1.3 km south of Athabasca Oils Ltd. No. 1, but all samples collected returned low gold (Dufresne et al., 1994). During 1998, an Alberta numbered company drilled Ells Gold No. 1 to basement on the west side of the Athabasca River, near Athabasca Oils Ltd. No. 1. Assay certificates indicate that nine probable carbonate samples from this drill hole were assayed, with one assaying 1.1 g/t gold and 7.54 g/t silver and another 2 assaying 0.21 g/t gold. However, no sample depths were given for the samples, therefore the identity of the host rock is unknown (Dufresne et al., 1994).

Other exploration programs directed at uranium and base metals have been conducted in the region and are discussed in Dufresne et al. (1994).

8.2.2 Focal Resources Ltd., 1993-1994

Intensive gold exploration in the area was renewed in 1993, following reports of the discovery of gold, silver and platinum group metals (PGM) in surface limestone in the vicinity of Fort McKay (Northern Miner, 1992). In a series of news releases dating from March 1993, Focal Resources Ltd. (Focal) reported precious metals in surface samples and core from their Bradley properties near Fort McKay. Focal initially obtained rights to earn up to a 49% ownership interest in the "Bradley" properties from HMS Properties Ltd., whose principal, Mr. K. Richardson, had conducted drilling in the area during 1986. In news releases on March 22 and 29, 1993, Focal reported precious metal "assay" results for five surface samples collected from a 20 acre area of the Bradley Property. The values reported ranged from 2.4 to greater than 68.6 g/t gold, 5.0-295 g/t silver, 0.1-96.0 g/t platinum, 1.0-5.97 g/t palladium, 0-44.6 g/t rhodium, 0-153 g/t osmium, 0-128 g/t ruthenium, and 0-360 g/t iridium. The two news releases did not provide details on the

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sample locations and rock types, nor were the analytical laboratory, quality assurance procedures and assay method identified.

From late March to June 1993, Focal drilled 14 holes, most of which were less than 30 m in depth. On April 23 and May 6, 1993, Focal reported results of "assays" and "instrumental analysis" of chip samples collected over 5 foot (1.5 m) intervals, ranging from 0 to greater than 34.3 g/t gold, 0-1,741 g/t silver, 5.2-77.9 g/t platinum, 0.7-7.9 g/t palladium, 2.1-35.7 g/t rhodium, 27.1-175 g/t osmium, 2.4-65.2 g/t ruthenium and 95.7-231 g/t iridium. Subsequently, on June 7, 1993, Focal announced fire assay gold results only for five previously unreported 5 foot (1.5 m) intervals from two drill cores which ranged from 1.7-46.3 g/t gold. The fire assays were identified as having been provided by Asarco Inc. At the same time, Focal reported results of a leach test conducted by Asarco Inc. on a sample from their first drill hole. Gold and silver recoveries were 93% and 100% for gold and silver, with recovered values of 10.0 g/t and 143 g/t, respectively.

On June 28, 1993, Focal announced results of fire assay and "instrumental analysis" of six grab samples of Devonian Waterways Formation limestone from the South Bradley property. The unidentified instrumental analysis technique was used on three surface samples yielding 12.7-16.8 g/t gold, 40.1-63.1 g/t silver, 14.1-21.9 g/t platinum, 13.4-14.1 g/t palladium, and 7.9-12.7 g/t iridium. Fire assay for gold and silver only was done on two samples giving 5.8 and 8.2 g/t gold and 38.0 and 5.1 g/t silver. One sample was submitted for fire assay to an unidentified "Certified Canadian Laboratory" which reported 45.1 g/t gold, 180.3 g/t silver, 25.0 g/t platinum, 0.02 g/t palladium and 0.1 g/t rhodium. The news release stated that the samples had also been submitted to Hazen Research for confirming fire assays. The Hazen results do not appear to have ever been published. The high values for gold, silver and platinum group elements reportedly came from

"Devonian limestone with high silica and commercial values of gold and platinum group metals in salt form" (Dufresne et al., 1994).

In May 1993, the Northern Miner reported that the Alberta Stock Exchange had requested that Focal disclose results from conventional fire assays for those samples reporting elevated precious metals. Sabag (1994) stated that many of the precious metal results released by Focal during the period March to June, 1993, were from DCP (direct coupled plasma) or XRF (x-ray fluorescence) analyses. These methods were not standard methods for precious metal assays. The new assay results reported by Focal were substantially lower than those released previously. Focal was never able to corroborate the earlier precious metal "assay" and "instrumental analysis" results in a certified Canadian assay laboratory.

Analytical Method Development, 1993-1994

To address the problem of conflicting assay results, Focal conducted a program of analytical method development involving a number of assay laboratories in Canada and the U.S. No comprehensive report of this work exists, although some related reports are available. Two

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reports (Feng, 1994a, 1994b) involved SEM examination of silver prills produced during fire assay of Devonian limestone from the Bradley Property. The results showed that gold was observed to form a separate phase adhering to the bottom of the prills. No explanation for this observation was found and the method development program terminated without conclusive results.

Further work on the Bradley properties was conducted in 1994 as part of a joint government-industry research program involving Focal, Tintina/NSR, Birch Mountain and the Geological Survey of Canada (GSC). A sampling grid was established on a wall of a rock face excavated into altered Devonian limestone of the Moberly Member, Waterways Formation (site of Birch Mountain bulk samples BM98-008 and BJ98-009; section 8.3.6). A grid was established on the rock face, covering an area 11 metres long by 4-5 metres high. Rock chip samples were collected in each of the quadrants and at the centre of each 1x1 metre grid cell and were submitted to the GSC for laser ablation-ICP-MS (LA-ICP-MS) microanalysis using the technique described by Abercrombie and Feng (1997).

Results for 15 of the 50 grid cells were included in Abercrombie and Feng (1994a) and are qualitative estimates of precious metal concentrations. The results were averaged over 4-5 sample locations and gave 26-365 ppb-rel gold, 264-3335 ppb-rel silver, 0-12,206 ppb-rel platinum, 0-1,835 ppb-rel palladium and 0-649 ppb-rel rhodium. The unit used, ppb-rel (relative part per billion), emphasized that the values determined were qualitative only and relative to the standard used, NIST trace element in glass standard 612 (Abercrombie and Feng, 1994a). The averaged LA-ICP-MS analyses showed high standard deviations. However, relative consistency in results was observed if the laser ablation was done within a few millimetres of the site reporting elevated precious metals (Abercrombie and Feng, 1994a). The authors concluded that at this location, gold, silver and platinum group metals occur in "domains" on the order of a few millimetres to centimetres in size and cautioned that this could produce results analogous to the "nugget effect" if sufficiently large samples were not collected.

Regional Exploration, 1994

In addition to exploring the Bradley properties located east of the Athabasca River in the central part of Birch Mountain's Athabasca Property, Focal also held other exploration properties in the region. This includes the Fort MacKay property that Focal held with Winslow Gold Corp. and Northwind Ventures Ltd. In 1994, Focal carried out field exploration on the Fort MacKay property, which included geological and structural mapping, bedrock sampling, and geochemical water and sediment surveys. Focal reported that no mineralization or potential economic concentrations of metallic minerals on the Fort MacKay property had been found (Nikols, 1996). Birch Mountain subsequently acquired ownership of the Bradley and Fort MacKay properties from Focal.

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8.2.3 Tintina Mines Limited and NSR Resources Inc., 1993-1997

From 1993 to 1995, Tintina Mines Limited and NSR Resources Inc. actively conducted precious metals exploration within the area of Birch Mountain's Athabasca Property and in adjacent areas with Tintina as the project operator. Exploration consisted of geological mapping, surface exploration including rock, soil, stream and lake sediment sampling, drilling and extensive precious metals assay and mineralogical work using a variety of analytical methods and laboratories. For a short period of time during May to July of 1994, Tintina/NSR and LAC formed a joint venture on their pooled Athabasca properties. LAC conducted a significant amount of electron microprobe imaging and analysis on surface and drill core samples provided by Tintina/NSR. Two reports (Sabag, 1994; 2000), detail exploration work completed by Tintina/NSR. Birch Mountain acquired 51% ownership interest in the two mineral leases comprising Tintina's Fort McKay property during 1996 and acquired 100% ownership interest during 2000.

Tintina's work on the Fort McKay property began immediately following its acquisition in May, 1993. Tintina's initial objectives were to assess the potential for precious metals by definitively determining their presence and grade, or their absence, given the heightened level of controversy accompanying the release of results of high levels of precious metals from Focal's Bradley properties. A two phase sampling and testing program was planned, the initial phase of which was carried out during 1993 and early 1994. Phase 1 work consisted of initial property examination, a regional and local geological synthesis, systematic geological mapping and sampling program, with related mineralogical and analytical studies, diamond drilling, initial geochemical analysis of drill core and follow-up geochemical and mineralogical analyses (Sabag, 2000).

Surface Sampling and Analysis, 1993

During May, 1993, twelve 1 kg samples were collected and submitted for assay and instrumental analysis. Fire assaying was done by Wendell & Company (Wendell), Englewood, CO, and instrumental DC-Arc Plasma analyses by BTC Technologies, Las Vegas, Nevada, both of whom had conducted analyses for Focal (Sabag, 1994). Fire assay results ranged from 0.068-156 g/t gold and 0-178 g/t silver. However, a repeat analysis of the sample reporting the highest gold value gave 0.48 g/t. Instrumental analyses produced results ranging from 1-35 g/t gold, 1-7 g/t silver, 2-4 g/t platinum, 1-6 g/t palladium, 1-26 g/t rhodium, up to several hundred g/t iridium and osmium and 2-53 g/t ruthenium. Tintina concluded that although the results were variable, there was qualitative agreement as to which samples were anomalous (Sabag, 1994).

The property was systematically mapped and sampled during June, 1993. One kilogram samples were collected from eighty-five outcrops and two five kg samples were collected, from Focal's Central Bradley property and from an outcrop of siliceous Beaver River sandstone. A

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suite of forty randomly selected samples from the eighty-five surface samples were prepared for submission in three lots to three Canadian laboratories for gold and silver analysis (Sabag, 1994). Lots 1 and 2 were prepared at Chauncey Assay Laboratories Ltd. (Chauncey) in Toronto, ON, while lot 3 was prepared by X-ray Assay Laboratories Ltd. (XRAL), Don Mills, ON. Lots 1 and 2 were fire assayed by Chauncey and Loring Laboratories Ltd. (Loring), Calgary, AB. Chauncey also conducted aqua regia digest-AA and an oxidizing cyanide leach with resin collection and fire assay finish. Only six samples from lot 3 of the forty samples analyzed were check assayed for gold by XRAL (Sabag, 1994).

The results of gold and silver analyses ranged from 0.02-72.1 g/t gold and 0-2,634 g/t silver (Sabag, 1994). The highest ranges were consistently obtained from lot 1 (assayed by Chauncey) and lot 2 (assayed by Loring), both of which were prepared by Chauncey. The higher grade samples were not check-assayed by XRAL. The six lot 3 samples gave 0.03-0.20 g/t gold while the corresponding range for lots 1 and 2 was 0.03-5.41 g/t gold. XRAL also conducted aqua regia and four-acid digest ICP-MS analyses of the six lot 3 samples. Precious metal values were highest by the four acid digest ICP-MS method at 3-87 ppb gold and 176-233 ppb platinum (Sabag, 1994).

Because standards, blanks and replicate samples were not included in the sample suite, it was impossible to ascertain whether or not lots 1 and 2 could have been contaminated during sample preparation. At the time Chauncey did the analyses and sample preparation, they also conducted jewelry and bullion assay, so there is a possibility that the samples were contaminated during sample preparation (H.J. Abercrombie, pers. comm., 2002). Tintina acknowledged the high variability in assay results and stated its belief that this was not due to reagent contamination (Sabag, 1994) but does not appear to have considered the possibility of contamination during sample preparation.

1993 Drill Program

In August-September 1993, Tintina/NSR drilled four diamond drill holes on the Fort McKay property. Three of the four drill holes were to test Devonian stratigraphy to a depth of 64 m; one drill hole was to be drilled into Precambrian basement rocks. Two drill holes were abandoned short of their target depths; T1 was abandoned in poor ground at 34 m in an abnormally thick, down-faulted Cretaceous age oil sands and drill hole T3 which was to be drilled to basement, was abandoned at 177 m " ...within a breccia zone that is healed with sulphide..." (Sabag, 1994). Drill hole T2 reached its planned depth of 64 m and drill hole T4 was completed in basement rocks at 321 m. Details of the 1993 Tintina drill holes are provided in Table 8.2.3-1.

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Table 8.2.3-1. Tintina 1993 drill holes (UTM zone 12).

Drill Hole	Location UTM E UTM N		Elevation (m)	Total Depth (m)	No. Intervals Sampled
T1	463941	6337428	273	34.45	9
T2	463733	6336536	272	63.71	40
T3	463823	6338144.5	273	177.42	112
T4	463504	6335766	270	320.70	202

The core was logged in the field, cut into 1.0-1.8 m sample lengths, split in half with a rock saw and shipped to XRAL where samples to be analyzed were oven dried, crushed and pulverized to -200 mesh (Sabag, 1994). Only 90 of the 365 core samples collected were analyzed (Sabag, 1994). All remaining samples from the drill program are now in the possession of Birch Mountain and are in secure storage in Calgary.

Initial Analytical Suite

Tintina undertook a comprehensive analytical program using drill core; a suite of 21 samples from drill holes T2 and T3 were selected for an initial phase of analytical testing. Following sample preparation by XRAL, the initial 21 samples were analyzed by the following techniques (Sabag, 1994):

        1)  Acid digestion with instrumental analysis:
                a) Aqua regia digestion-DC Arc Plasma: Metallurgical Research and Assay Laboratory (MRAL), Henderson, NV;
                b) Aqua regia digest-ICP-MS: XRAL, Don Mills, ON;
                c) Four acid digest-ICP-MS: XRAL;
                d) Aqua regia digestion (Chauncey):
                        i) MIBK extraction-AA,
                        ii) fire assay of solid residue;
                e) 24 hour aqua regia digestion (Chauncey):
                        i) MIBK extraction-AA,
                        ii) fire assay of solid residue;
        2)  Fire assay with instrumental analysis.
                a) Standard flux: Chauncey;
                b) Sodium hydroxide fusion pretreatment: Wendell
        3)  Leach extraction with fire assay finish.
                a) Oxidizing cyanide leach with NaOH pre-roast: Chauncey.
                        i) fire assay of resins, and
                        ii) fire assay of dried solution and residue;

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The results of the initial analytical test suite were highly variable. The highest values reported were from the aqua regia digest/DCP analyses (method1a, above) with 14-21 g/t gold; these were three orders of magnitude higher than the results for the aqua regia and four acid digests analyzed by ICP-MS by XRAL (methods 1b and 1c, above), which reported 4-12 ppb and 6-28 ppb gold, respectively. Tintina concluded that the DCP results should be disregarded (Sabag, 1994).

Other results gave intermediate values for gold. Fire assay values (method 2a, above) for the 21 samples ranged from <0.03-2.10 g/t gold whereas fire assay with sodium hydroxide fusion pretreatment (method 2b, above) gave 0-2.66 g/t gold, with little or no correlation. Aqua regia digest samples (methods 1d and 1e, above) ranged from 0.03-1.84 g/t gold; increased digest time (to 24 hours) generally increased gold. The oxidizing cyanide leach extractions (method 3, above) reported total gold values of 0.07-11.0 g/t; for the two samples that exceeded 2 g/t gold, significantly more gold was detected in the residue than in extracted resins. Generally, there was poor agreement between the different gold analytical methods used. Tintina concluded that the initial test suite results, "...failed to establish a reliable analytical procedure for routine usage during exploration work, and [...] the extraction tests, though cumbersome and costly, provide the only alternative for determination of the precious metal content of the rocks"(Sabag, 1994).

Follow-up Analytical Suite

The follow-up sample suite comprised an additional 69 drill core intervals chosen to fill in and extend the coverage of the initial suite. Samples were submitted for: (i) aqua regia digest-AA with MIBK extraction; (ii) fire assay of tails; (iii) conventional fire assay; and (iv) oxidizing cyanide leach extraction with fire assay of resin beads and process residue (Sabag, 1994). The results of follow-up analyses showed similar ranges in results and the high variability between analytical methods noted for the initial test suite. In a news release on February 10, 1994, Tintina published the results of oxidizing cyanide leach extractions from drill cores T2, T3 and T4 which ranged from 0.1 g/t gold and 14.7 g/t silver over 6.10 m, to 11.0 g/t gold and 1.7 g/t silver over 1.5 m. These values were obtained by fire assay of leach extract and residue products, but could not be confirmed by direct fire assay of core. Three samples were submitted to Wendell for fire assay after an aqua regia scrub and alkali fusion. In this procedure, an aqua regia digest (with addition of lead metal to prevent loss of precious metals) is used to remove soluble base metal components prior to alkali fusion and fire assay. Results of the aqua regia scrub detected 1.1-2.3 g/t gold, 3.8-283 g/t silver, 0.1-0.4 g/t platinum and 0-0.1 g/t palladium and 0-0.2 g/t rhodium (Sabag, 1994).

On the basis of their results, Tintina concluded that the entire drill core footage tested was mineralized with silver and gold. Certain zones appeared to contain higher gold values, including the base of the sedimentary section above basement with higher silver values closer to surface, in the upper 25 m of section (Sabag, 1994). Although Tintina was not able to establish the reasons for the high variability and low repeatability that characterized the precious metal assays and

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analyses, they noted that many assayers reported significant loss of silver inquarts added during fire assay as a collector for precious metals (Sabag, 1994). Tintina reported that other companies in the area had noted this phenomenon and speculated that the action of some agent within the sample could cause loss of added silver as well as precious metals carried in the sample (Sabag, 1994).

Microanalytical Studies

A series of mineralogical studies involving optical and electron microscope analysis of surface and core samples was conducted during 1993. The objective was to investigate the nature and form of gold, silver and platinum group metal mineralization in rocks for which fire and chemical assay methods had yielded wildly varying results. The studies were first initiated to address concerns regarding possible contamination or tampering, but were subsequently expanded to include an examination of the origins of precious metals in the rocks (Sabag, 2000).

Three suites of surface samples were submitted to Canon Microprobe, Seattle, WA, for electron microprobe analysis. Cannon Microprobe reported the common occurrence of native metals in the samples including possible man-made alloys that could indicate contamination of the sample during preparation (Sabag, 2000). Only one gold-bearing grain was observed but the work did not rule out possibility of sample contamination during crushing.

In December 1993, Tintina provided 1993 surface samples to the Geological Survey of Canada (GSC), Calgary, for in-situ analysis of precious metals by scanning electron microscope (SEM) and LA-ICP-MS (Sabag, 2000). Precious metals were detected in these samples and other rocks provided by Focal, by both methods (Abercrombie and Feng, 1994b; Abercrombie and Feng, 1997). Up to 1.6 g/t gold in a limestone sample and 1.08 g/t gold in a Beaver River sandstone sample were reported (Abercrombie and Feng, 1997). The GSC also used an acid digest technique to measure gold concentrations in Tintina surface and core samples, with results ranging from 0-130 ppb (Abercrombie and Feng, 1997). Laser ablation ICP-MS analysis of the acid digest residues detected gold, implying that the acid digestions only extracted part of the gold from the samples.

In May-June, 1994, LAC conducted mineralogical studies on 43 core samples from the 1993 drill program. The work was conducted by LAC's Denver Technical Services Group and was reported in a report and series of memos (LAC North America Ltd., 1994; Ford, 1994). Due to loss of precious metals using standard thin and polished section production methods, LAC used broken rock surfaces for their imaging work, coating the surface with a conductive layer for microprobe examination. LAC identified 139 separate mineral phases in their examination of the 39 samples (LAC North America Ltd., 1994). The most abundant metal alloy was a copper-zinc phase (brass), present in 36 of the 43 samples examined (LAC North America Ltd., 1994). Gold or gold-containing particles were observed in eight samples (LAC North America Ltd., 1994).

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Initially, LAC speculated that some of the copper and gold bearing samples could be derived from jewelry contamination but based on the variability of chemical compositions and morphology of the larger grains, LAC concluded that the precious metals were probably not contamination. Based on their electron microprobe images, LAC stated that the gold grades inferred from their imaging results for some samples were substantial (Ford, 1994).

Work was also done in conjunction with Dr. D.C. Harris and Mr. B. Ballantyne of the GSC in Ottawa from 1995-1997, to determine the nature of precious metal alloys from the Fort McKay area by detailed SEM and electron microprobe analyses. This work involved resampling of 1993 drill core. The results are included in Lecheminant (1997) and Ballantyne and Harris (1997). The work confirmed the occurrence of precious metal microparticles in rock from the Fort McKay region but no assay or analytical work was reported.

Firebag Property, 1993-1994

Field work conducted in 1993-94 under a Canada-Alberta Mineral Development Agreement by APEX and the AGS had resulted in the discovery of up to 1,040 ppb gold (837 ppb when corrected for loss on ignition) by standard fire assay in poorly consolidated, oil impregnated Cretaceous age McMurray Formation sands, silts, shales and coals from the Firebag River area (Dufresne et al., 1994b). The samples were obtained from five 1997 coal exploration drill cores stored at the Alberta Energy and Utilities Board (AEUB) Core Research Centre in Calgary (Dufresne et al., 1994b). Anomalous concentrations of gold were discovered in all five drill holes, with eight out of twenty-three samples yielding corrected gold values in excess of 100 ppb (Dufresne et al., 1994b). Based upon the association of gold with anomalous levels of boron, strontium and sodium, Dufresne et al. (1994b) linked these results to the model proposed by Abercrombie and Feng (1994a) and Feng and Abercrombie (1994), who suggested that brine solutions carried and deposited a diverse suite of trace metals, including gold and precious metals, in the Fort McKay region.

In 1994, APEX Geoscience conducted reconnaissance exploration on behalf of Tintina/NSR on the Firebag and Alsask properties in the Fort McKay region; these are immediately east of Birch Mountain's Athabasca Property. The objective of this program was to provide a preliminary assessment of the economic mineral potential of the Firebag property by delineating anomalous gold and/or base metal geochemical anomalies, occurrences and/or deposits (Dufresne et al., 1994b). The program comprised reconnaissance geological examinations and geochemical sampling of various media in the vicinity of and downstream from Cretaceous and Paleozoic age outcrop exposures. Sample types collected included rock grab, till, stream and lake sediment, and heavy mineral concentrates (Dufresne et al., 1994b). In addition, four Shell Canada drill holes from the area were logged and sampled (Dufresne et al., 1994b).

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The results of the 1994 exploration program led to the delineation of three anomalies, defined by generally weak (3-6 ppb gold, 0.4 ppm silver) lake sediment anomalies with additional till and stream sediment results; these are associated with base metal anomalies (Dufresne et al., 1994b). Therefore, APEX concluded that in the Firebag River area there exists the potential for the discovery of (Dufresne et al., 1994b): (a) Mississippi Valley Type lead-zinc deposits associated with Devonian carbonates; (b) low temperature hydrothermal or brine related gold deposits (Feng and Abercrombie, 1994); (c) carbonate or shale hosted disseminated gold deposits in Devonian and possibly Cretaceous age sedimentary units; and (d) kimberlite hosted diamond deposits. A three stage follow-up program was recommended, comprising synthesis of existing data, additional field exploration and contingent phase of detailed exploration directed towards drilling of selected targets. However, there is no record of further work on the Firebag or Alsask properties.

8.2.4 LAC North America Ltd., 1994

LAC North America Limited conducted an exploration program in the Athabasca area during 1994 (LAC North America Ltd., 1994; Birch Mountain, 1995a). Information from this program was reviewed and synthesized for Birch Mountain by Dr. A. Mann (Mann, 1996a; 1996b; 1997).

Preliminary Evaluation

LAC North America became interested in the Athabasca Property area in February 1994, because of results suggesting that anomalous concentrations of gold had been detected by acid digest/ICP-MS analysis of samples from the region (Abercrombie and Feng, 1994b). Considerable controversy surrounded the reliability of published analyses from the area and it was clear that samples might not be amenable to standard analytical procedures. Therefore, LAC decided to use their in-house electron microprobe facility in Denver, U.S.A, to confirm the existence of gold in the samples. As a first step, samples supplied to LAC by Mr. Richardson were examined in March 1994, by electron microprobe (EMP) analysis. Gold was observed as 2-3 micron grains in 3 of 11 samples of unaltered limestone (Birch Mountain, 1995a). In addition, a number of unusual metallic alloys and Fe, Cu and Zn sulphides were observed (Birch Mountain, 1995a).

LAC conducted two phases of sampling in 1994. A March sampling program was aimed at confirming gold in a relatively small, secure surface sample set; gold was observed by EMP in 3 of 17 samples (Birch Mountain, 1995a). An April sampling program was conducted to obtain secure samples to determine limestone mineralogy; only one of the 60 surface samples contained gold (Adamson, 1994). However, all samples examined contained an unusual mineralogical assemblage (Table 8.2.4-1).

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Table 8.2.4-1. Summary electron microprobe mineralogy, LAC North America, 1994.

Type	Composition
Native Elements	Au, Ag, Cd, Fe, Ni, Zn, Cu, Mo, W, Pb, Cr, Co, Hg
Major Alloys	Cu-Zn, Au-Cu, Fe-Cr-Ni, Au-Ag
Sulphides	Pyrite, sphalerite, chalcopyrite, galena, acanthite, Fe-Cr-Ni-Co-S,
Cu-Zn-Fe-S, molybdenite, tennanite-enargite
Oxides	Hematite, Fe±Ni±Cr
Sulphates	Fe, Cu, Zn
Others	Calaverite, goldfieldite, bitumens, salts (with rare trace Au content)

Some assay work was carried out during LAC's preliminary evaluation period. The original EMP samples were analyzed by standard fire assay by Skyline Labs of Denver, U.S.A. (Adamson, 1994). LAC reported a maximum value of 0.026 opt gold (0.9 g/t) from a sample that also contained gold observed by EMP (Adamson, 1994).

LAC-Tintina/NSR Joint Venture, May-June, 1994

LAC and Tintina/NSR signed a letter of intent to pool their Athabasca properties in May 1994 (section 8.2.3.); however a comprehensive pooling agreement was not signed and the two companies ceased working together by July, 1994. Work conducted by the joint venture involved EMP analysis of surface samples and core samples from Tintina/NSR's 1993 drilling program. The LAC Denver laboratory examined a total of 101 samples by EMP (Birch Mountain, 1995a); precious metals or minerals or alloy species were documented in 22 of the samples, including 8 with gold or gold-silver microparticles in a calcareous matrix (Birch Mountain, 1995a). Copper-zinc microparticles were observed in 38 samples, galena in 12 samples, gold-copper microparticles in nine samples and gold-bearing bitumen in 6 samples. A histogram of particle sizes from 170 grains showed strong lognormal distribution, with 90% of the particles <10 microns with some scatter up to 62 microns (Birch Mountain, 1995a).

This work documented significant counts of microparticulate gold in some Tintina samples and led LAC to conclude that the rocks examined might contain economically significant quantities of gold (Ford, 1994). LAC also conducted limited fire assay analyses of core material from Tintina's 1993 drill holes T2 and T4. Gold was detected in two samples at 10 and 60 ppb (Birch Mountain, 1995d).

Property Exploration, June-October, 1994

LAC proceeded with property-scale studies and regional exploration surveys following the confirmation of gold in the secure sample sets and the documentation of an unusual accessory mineralogy over a wide area. Studies included aerial photo and Landsat analyses, subsurface well analysis and formation picks, digital processing and interpretation of aeromagnetic data, field

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mapping and sampling, stream sediment sampling and analysis, lake sediment sampling and analysis, geochemical analyses of observation well waters, scanning electron microscope studies, polished section analyses, microprobe and microscopy analyses, and a four hole drilling program with associated core logging, sampling and analysis (Birch Mountain, 1995a).

1994 Drill Program

LAC contracted Connors Drilling, Kamloops, B.C., to carry out a four hole, 1200 m drilling program during June-August, 1994 (Table 8.2.4-2). Drill site locations were based on a number of factors including summer accessibility as well as proximity to reported gold occurrences and major structures (Birch Mountain, 1995a).

Table 8.2.4-2. LAC North America 1994 drill holes (UTM zone 12).

Drill Hole	Location UTM E UTM N		Elevation (m)	Total Depth (m)	No. Intervals Sampled
ATH94-01	463943	6342426	281.1	324.92	273
ATH94-02	468831	6339646	288.5	320.95	259
ATH94-03	462743	6351976	282.0	337.70	233
ATH94-04	464793	6340776	288.1	170.14	141

LAC made a number of observations from the 1994 core (Adamson, 1994): (1) there is significant thickness variations in some units, including major variations in the Prairie Formation evaporite, Methy Formation dolostone and various solution collapse breccias; (2) the area is characterized by variable depths to the top of the Devonian and the thickness of tar sands, but good correlation with predicted depths from LAC compilation studies; and (3) the uppermost Devonian units intersected are interpreted as being at or near the top of the Christina Member or within the lowermost Moberly Member of the Waterways Formation. LAC submitted 535 core samples for whole rock and trace element analysis to Chemex Labs Ltd., North Vancouver, B.C. Of these, 256 were assayed for gold; only one contained gold higher than the 5 ppb detection limit (60 ppb gold; Birch Mountain, 1995d).

LAC determined that copper and zinc-bearing microparticles most commonly accompany gold based on EMP analysis of gold-bearing units from the prior work (Adamson, 1994). Therefore, values for these two elements were plotted on vertical profiles to indicate possible mineralized units and to examine the extent to which electron microprobe gold observations correlate with whole rock metal concentrations; in general, copper and zinc values were low in all units with typical values for both elements less than 30 ppm (Adamson, 1994). LAC also examined plots of copper and zinc versus CaO and TiO2, interpreted to reflect input from chemical and detrital sediments, respectively (Adamson, 1994). In the majority of core samples, elevated copper and zinc correlated with elevated TiO2, which was interpreted to indicate that the copper and zinc

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most likely originated as a primary component of the rocks (Adamson, 1994). Some exceptions were noted in the red beds of the Contact Rapids Formation, in parts of the Methy Formation and less frequently in other formations. No clear correlation was observed between EMP gold and copper-zinc distributions, although several Cu±Zn anomalies were not examined (Adamson, 1994).

Subsequent work by Tsang (1998) showed that titanium- and zirconium-bearing oxide minerals occurred both as detrital grains and as micron to sub-micron sized epigenetic pore-infilling microparticles in Cretaceous Beaver River sandstone samples. Therefore, it is possible that the elevated titanium and zirconium values noted by LAC may in part be of epigenetic origin. It would be prudent to revisit LAC's interpretation that elevated copper and zinc concentrations correlated with elevated TiO2 primarily reflects rock compositions at deposition (Abercrombie, 2002, pers. comm.).

Analytical Methods Research

LAC expressed concern that problems might exist with standard fire assaying techniques, possibly as a result of inappropriate fluxing techniques (Adamson, 1994) and consequently decided to supplement standard fire assay work with other approaches, including: (a) Aztec x-ray fluorescence analysis for gold on 100 g pulps; (b) fire assays using 1.5-3 assay ton sample weights; (c) 1 kilogram bulk cyanide leaches (BLEG) on selected samples; and (d) extractive test work on gold-bearing samples.

A suite of 92 representative core samples was prepared and submitted to Anglo American Research Laboratories (Pty) Ltd. (AARL), Johannesburg, South Africa, for Aztec x-ray and fire assay analyses. One sample was a 3 kg composite sample of chips collected at 0.5 spacing over a 30 m interval within a solution collapse breccia overlying the Prairie Formation in drill hole ATH94-01 (Adamson, 1995). Gold or silver microparticles were reported in 5 of the 7 probe samples from this interval (Adamson, 1995). An additional 13 samples were submitted to Allan Mann & Associates, Australia (now Geochemistry Research Centre, Bentley, Western Australia) for BLEG analyses. LAC reported that two of the thirteen BLEG samples reported no gold; no information is available on the other 11 samples (Adamson, 1995).

The samples submitted to AARL were analyzed for gold by duplicate Aztec x-ray analyses and duplicate fire assays with an ICP analytical finish. Aztec analyses involved analysis of about 100-110 g of sample loaded into a sample tube. Aztec analyses were conducted in duplicate on two separate instruments, one at the Western Deeps Mine and the other at the Vaal Reefs Exploration and Mining Company Limited Chemical Laboratory. Detection limits for gold were 0.7 g/t for the Western Deeps Aztec instrument and 0.1 g/t for the Vaal Reefs instrument (Adamson, 1995).

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The Aztec results from Western Deeps showed that only 2 samples reported detectable gold; all others reported below detection limits (Adamson, 1995). One of the samples contained 0.9 g/t gold and the composite sample from drill hole ATH94-01 reported 4.1 g/t gold. This latter value was an average of two readings, one from the top (7.4 g/t) and the other from the bottom (0.8 g/t) of the sample tube. The sample was subsequently opened and separated into top (60 g) and bottom (50 g) subsamples and submitted for fire assay. The resulting analyses were 6.0 g/t and 2.0 g/t, respectively, yielding a weighted average grade of 4.2 g/t by fire assay (Adamson, 1995). The disagreement between top and bottom grades by both Aztec and fire assay analyses was noted as a cause for concern given that the sample had been milled prior to analysis. The same interval was re-analyzed (Adamson, 1995). In one set of follow-up fire assays, all reported gold values below detection limit (0.05 g/t) and in a second set, only 20% of the samples contained anomalies of 0.1-0.5 g/t gold (Adamson, 1995). No further work was done due to termination of the project by Barrick Gold after their takeover of LAC.

Aztec analyses conducted at the Vaal Reefs laboratory showed significant improvement in the detection of gold because of the lower detection limits of their Aztec instrument. Gold was measured at or above the detection limit of 0.1 g/t in 40 of 87 samples, with a maximum grade of 1.0 g/t and 9 samples reporting grades of 0.5 g/t gold or more (Adamson, 1995).

AARL reported the results of duplicate fire assays on 79 of 92 samples (Adamson, 1995). The first suite of fire assays showed 21 values at or greater than the minimum detection limit of 0.05 g/t gold, with a maximum value of 0.8 g/t gold. The second suite of fire assays all reported less than 0.05 g/t gold (Adamson, 1995). With few exceptions there was generally poor correlation between gold detected by Aztec x-ray analyses and fire assay. No explanation was provided for the conflicting results observed between Aztec and fire assay and between different fire assay methods.

Mintek, South Africa, was retained to investigate laser ablation work and extractive techniques, but ceased work on the project before completing a final report. The following information was gleaned from anecdotal and weekly, interdepartmental reports (Mann, 1997). The initial Mintek work concentrated on the development of an accurate assay procedure. Best results were obtained at a 7:1 flux ratio in a reducing atmosphere (Mann, 1997). Most consistent results came from a lithium metaborate fluxed assay after removal of hydrocarbon by xylene (Mann, 1997). Plate pulverization yielded higher gold values than ring and puck pulverizing, which seemed prone to smearing loss and bitumen encapsulation in small sticky tar balls which were resistant to acid and cyanide attack. Formation of a troublesome silica gel was reported after acid digestion and even after caustic pre-roast, ICP-MS gave erratic results on the solutions. DCP appeared to yield anomalously high Au and PGE values but low C and Fe from the matrix on the same solutions (Mann, 1997).

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Electron Imaging Studies

Electron microprobe and SEM examinations of LAC drill core samples were extensive and were conducted in the Denver Laboratories of LAC, CANMET, Amtel, Cannon Microprobe, the AGS and Durban University. A total of 256 samples were examined by EMP or SEM.

Between July and October, 1994, CANMET, Ottawa, Ontario, carried out optical and electron microscope analyses of 18 samples provided by LAC (Mann, 1996b). CANMET examined 18 wet polished samples that contained marcasite, pyrite, pyrrhotite, chalcopyrite, sphalerite, monazite, nickel and barite. BSE examination of the surface of one carbonate sample showed one 12 micron grain of gold and an iron-nickel sulphide mineral (Mann, 1996b). In addition, several specimens were observed to contain native copper and copper-zinc microparticles. After dissolution and heavy medium separation, the SEM showed the same suite of sulphides, but no precious metals (Mann, 1996b).

Amtel, London, Ontario, examined 41 samples, of which 3 samples contained gold-bearing microparticles (Agha and Wong, 1994). In one of these, there are three microparticles of native gold with the largest being 10 microns. In the other 2 samples, nickel-gold and copper-zinc-gold microparticles were observed (Agha and Wong, 1994).

Cannon Microprobe, Seattle, Washington, examined 52 samples, six of which had precious metal microparticles (4 silver and 2 gold microparticles with one >50 microns in size). Other species of interest were gold chloride, copper-gold microparticles, aluminum chloride, silver chloride (sulphide), native copper microparticles, arsenic sulphide, copper-lead, sulphur and base metals (Canon Microprobe, 1994a; 1994b).

The AGS examined 22 samples collected from oil well cores at the AEUB Core Research Centre, Calgary, Alberta (Rottenfusser and Berezniuk, 1994). Gold was found in 2 samples, platinum in 11, titanium in 8, copper in 7, zinc in 5, chromium in 4 and nickel in 2 samples. Due to inadequate EDS data interpretation, all of the platinum grains reported probably are zircon; in every case illustrated, the peak interpreted to be platinum is accompanied by an elevated silicon peak indicating that the automated peak identification software used had misidentified zirconium in zircon (ZrSiO4) as platinum (De Paoli, 2002, pers. comm.).

A total of 52 samples from LAC's 1994 drilling were submitted to the Durban University facility in South Africa and were examined by SEM (Dixon, 1994). A minimum area of approximately 1.5 cm2 was examined at 200 times magnification. Many diverse metal phases were documented including native precious and base metal microparticles, precious and/or base metal microparticles and other mineral species (Dixon, 1994). Precious metals were detected in 27 samples, gold in 14, silver in 21 and osmium and palladium in one sample each. Gold occurred predominantly as native metal microparticles and as gold-copper (-iron), silver as native metal microparticles and in

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a phosphate mineral, osmium was observed in a lead-osmium microparticle and palladium in a gold-palladium microparticle (Dixon, 1994).

Regional Geochemical Surveys

LAC conducted lake and stream sediment sampling programs (Birch Mountain, 1995e). Approximately 150 lake sediment samples and 59 stream sediment and silt samples were collected. The lake sediment samples were incompletely analyzed due to project termination but were completed, for Cu, Ni, Zn, Co, Cd, Hg and Ag. LAC concluded that "significant anomalies in Ag, Hg, Zn and Cd are developed in a number of areas. Six samples from north of the Alsands area, including Kearl Lake, are highly anomalous in Ag with values up to 3.1 ppm. Data appear to define areas where specific elements are concentrated" (Adamson, 1995). Samples of sediment from 59 selected streams were collected by LAC, split and pan gravity concentrated; silts were analyzed by the same techniques as the lake sediments. Concentrates were separated and examined by SEM prior to further analysis by INAA. Only 2 samples contained greater than detection limit silver (Birch Mountain, 1995e).

Groundwater Solutions, Calgary, Alberta, was contracted by LAC to sample and analyze approximately 128 waters from 40 wells on the Athabasca Property (Sainas and Beatty, 1994; Adamson, 1995). The scope of the project included high sensitivity gold analyses, plus a suite of metallic elements. Analyses were carried out by Elemental Research, North Vancouver, B.C. (Sainas and Beatty, 1994). ICP-MS analysis of acidified waters and precious metals were determined by electrothermal vaporization (Adamson, 1995). A substantial number of samples contained anomalous metal concentrations, particularly silver and base metals including Cu, Ni and Zn (Adamson, 1995). Gold was detected in only a few samples, while platinum and palladium was detected in approximately 25% of the samples (Adamson, 1995). Due to project termination it was not possible to draw any conclusions from this work other than that further work is warranted.

8.2.5 APEX Geoscience Ltd., 1995-1996

1995 Core Sampling Program

In 1995-1996, APEX Geoscience conducted a geochemical/geological compilation and borehole sampling program on behalf of a major oil sands operator to provide an assessment of the precious metal potential in rocks underlying oil sands leases in the Athabasca region (Faragher and Dufresne, 1996). APEX examined existing information that substantially duplicated the information used by the Alberta Chamber of Resources (1996) and also conducted independent sampling (a total of 869 samples) of Cretaceous clastic rocks and underlying Devonian carbonate rocks (Faragher and Dufresne, 1996).

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Faragher and Dufresne (1996) concluded that anomalous concentrations of precious and base metals were delineated in existing sealed "oil sands" drill core including: (a) up to 140 ppb gold, 24 ppb platinum, 26 ppb palladium and 21 ppm silver in Cretaceous McMurray Formation sediments; and (b) up to 260 ppb gold, 4,942 ppb Pt, 56 ppb palladium and 7 ppm silver in underlying Devonian carbonate rocks. Faragher and Dufresne (1996) also indicated that a thin massive to semi-massive sulphide zone within clastic sedimentary material immediately above the sub-Cretaceous unconformity was consistently identified in a number of the oil sands boreholes from the Aurora Property on the east side of the Athabasca Property. Faragher and Dufresne (1996) indicate that anomalous precious metal concentrations occurred in at least four distinct lithogeochemical associations (Faragher and Dufresne, 1996):

LA-1: possible syngenetic paleoplacer accumulations of gold± platinum± palladium in estuarine or non-marine channel facies sediments often accompanied by tungsten; LA-2: gold-silver± platinum± palladium associated with carbonaceous and/or sulphidic clay-rich sediments from various geologic environments and at various elevations in Clearwater and McMurray formation sediments, particularly from non-marine lithofacies; LA-3: epigenetic (post-depositional) concentrations of silver± gold± platinum± palladium associated with sulphide-cemented Beaver River sandstone at or near the sub-Cretaceous unconformity; and LA-4: epigenetic concentrations of silver± gold± platinum± palladium associated with sulphidic Waterways Formation calcareous shale and limestone immediately beneath the sub-Cretaceous unconformity.

Faragher and Dufresne (1996) indicate that possible paleoplacer gold accumulations (LA-1) typically occur in high energy channel sediments and are characterized by low concentrations of Al and a lack of associated polymetallic or precious metal pathfinder anomalies other than tungsten and occasionally silver and cadmium. In contrast, possible occurrences of epigenetic precious metals (LA-2, -3 and -4) are characterized by a strong association with sulphide and/or carbonaceous matter and a strong polymetallic geochemical signature including anomalous concentrations of gold often associated with elevated platinum, palladium, silver and a number of "pathfinder associated elements" such as arsenic, antimony, tellurium, lead, zinc, chromium, nickel, vanadium, bismuth, molybdenum and tin (Faragher and Dufresne, 1996). Possible epigenetic precious metal concentrations were most commonly found centered on the Aurora Property within Birch Mountain's mineral leases. Typically, drill holes with more anomalous samples were located adjacent to north- and/or northeast trending lineaments that were interpreted from the structure contour map of the sub-Cretaceous unconformity (Faragher and Dufresne, 1996).

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Drill Hole 11-7-AE-96-10W4

In April, 1997, Birch Mountain released fire assay results for a single interval of Devonian limestone intersected in drill hole 11-7-AE-96-10W4 drilled in Winter, 1995-96 (Birch Mountain, 1997). The results were from assays of a 1.6 m core sample collected at 72.0 m-73.6 m depth by APEX as part of the APEX borehole sampling program at the Aurora Oil Sands Property on the east side of the Athabasca River within Birch Mountains Athabasca Property (section 8.2.5.; Faragher and Dufresne, 1996). The sample was originally submitted to ITS Bondar Clegg Ltd. (Bondar Clegg) for preparation and standard fire assay and yielded precious metal values of 4.94 g/t platinum and 0.20 g/t gold (Faragher and Dufresne, 1996). The pulp was re-assayed by Bondar Clegg for APEX and by Activation Laboratories of Ancaster, Ontario for a joint research program involving Birch Mountain and the GSC. Repeat gold values were consistent with the values reported earlier whereas platinum values were lower at 2.21 g/t (Birch Mountain, 1997). APEX also reported an INAA result of 260 ppb gold for this interval (Faragher and Dufresne, 1996). Other geochemical anomalies for this sample include: 56 ppb palladium, 41 ppm arsenic, 140 ppm chromium, 101 ppm vanadium, 31 ppm tin and 2,080 ppm manganese (Faragher and Dufresne, 1996) and 30 ppb osmium, 42 ppb iridium, 17 ppb ruthenium, 18.4 ppb rhodium and 27 ppb palladium (Hoffman, 1997). The work by Faragher and Dufresne (1996) also indicated the presence of a number of other geochemical anomalies obtained from the Aurora Oil Sands Property within the McMurray Formation immediately above the Sub-Cretaceous unconformity and within the uppermost portions of the Devonian Waterways Formation. Faragher and Dufresne (1996) indicate that although the precious metals within the McMurray Formation are normally low, a total of nine samples, mostly from sulphide bearing McMurray Formation near the Sub-Cretaceous unconformity (also known as the Beaver River Sandstone), yielded between 50 ppb and 140 ppb gold often accompanied by anomalous concentrations of silver (up to 21 ppm), platinum (up to 24 ppb), arsenic (up to 198 ppm), antimony (up to 24.2 ppm), tellurium (up to 27 ppm), cadmium ( up to 5 ppm), bismuth (up to 28 ppm), molybdenum (up to 37 ppm), tin (up to 47 ppm), gallium (up to 31 ppm), nickel (up to 150 ppm) and chromium (up to 990 ppm). Similarly, the Waterways Formation carbonates and calcareous shales immediately beneath the Sub-Cretaceous unconformity yielded up to 3 ppm silver, 41 ppm arsenic, 1.7 ppm antimony, 29 ppm tellurium, 26 ppm bismuth, 33 ppm molybdenum, 52 ppm tin, 136 ppm nickel and 220 ppm chromium (Faragher and Dufresne, 1996).

In 1998, Birch Mountain twinned this drill hole and drilled three offset drill holes within 100 metres of the original location. Although similar alteration types, including decalcified limestone with increased iron and manganese were observed in the twin and offset drill holes, no anomalous precious metals were detected in any of the drill holes (section 8.3.6). A second twin of drill hole 11-7-AE-96-10W4 was drilled under secure chain of custody by APEX in the summer of 2001 (section 13.2; Scherba and Besserer, 2001).

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8.3 Birch Mountain Resources Exploration, 1993-2000

This section summarizes work conducted by Birch Mountain on the Athabasca Property from 1993 to 2000. The majority of the work summarized here has been included in assessment reports filed with Alberta Energy in 1998 and 2000 (Birch Mountain, 1999a, 2001a). Property geology is described in ITEM 9.

8.3.1 1993 Exploration

The principals of what is now Birch Mountain first became interested in the potential for precious metals exploration in the Athabasca region in 1993. A limited number of surface samples were acquired although no report outlining this work is available and a test airborne radiometric survey was conducted.

Airborne Radiometric Survey

In 1993, prior to acquisition of exploration lands in the Athabasca region, a pilot airborne radiometric survey was conducted over a portion of the Athabasca Property to determine the potential of delineating areas of interest for precious metals exploration using airborne gamma ray remote sensing techniques developed for aggregate exploration by Brougham GeoQuest Ltd (Birch Mountain, 1995c).

A test area of 880 km2 located over Fort McKay and extending northeast along the Muskeg River was selected based on reported occurrences of precious metals in gravel pits. The survey was flown at a flight level of 122 m above terrain, with 400 m line spacing, using a GPS system for line navigation at 100 m accuracy. Forty-seven northeast and 10 southwest lines were flown and the final flight grid totaled 2,353 line km (Birch Mountain, 1995c).

Contour maps showing total count, potassium, uranium, thorium and the thorium/potassium ratio were made for the survey area. Total counts were low, possibly due to the wetland or sandy nature of the survey area or the low percentage of potassium present in the survey soils (Birch Mountain, 1995c).

In general, river cut outcrops of McMurray and Clearwater formations were highlighted by this survey (Birch Mountain, 1995c). Aggregate deposits found in terraces of the Athabasca River also showed elevated uranium counts. However, uranium did not show elevated values coincident with areas of interest for precious metals exploration defined by surface mapping and sampling (section 8.3.2). Thorium showed elevated values over one of two areas of interest for precious metals, suggesting that it might be useful as an exploration tool (Birch Mountain, 1995c).

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It was concluded that spectral gamma ray surveys provided information on surface geology and soil types over the study area, but that the overall effectiveness of the survey for delineating areas of interest for precious metals exploration was low. Additional work would be needed to determine whether thorium could be used to define areas of interest for precious metals (Birch Mountain, 1995c).

8.3.2 1994 Exploration

Exploration in 1994 consisted of both regional and property scale exploration including remote sensing studies, biochemical studies, geophysical surveys including aeromagnetic surveys, ground magnetometer surveys, a geological mapping and sampling program, a drilling program, analytical methods research work. Other programs included joint industry-government studies and a mineralogical study on core samples.

Regional Remote Sensing Studies

In 1994, several consultants conducted remote sensing studies of the Athabasca region, including air photo and satellite image interpretation, aeromagnetic data interpretation, gravity data examination and well log formation depth data in order to identify lineaments and structures on the Athabasca Property. Contractors involved included Demofrac Geosat International, Bershof, Greggs, Lyatsky as well as Birch Mountain. Each study resulted in maps showing the locations of interpreted lineaments (Birch Mountain, 1995a).

Two studies of satellite images to determine surface fracture patterns were commissioned (Demofrac and Bershof). These two studies were conducted over the same area using slightly different mapping techniques and different spectral data. Both methods were effective in identifying lineations and unexplained circular features. Two dominant directions of lineation are apparent: a tight scatter of lineaments peaking at Az 056 and a broader scatter of lineaments oriented approximately Az 135 (Birch Mountain, 1995a).

Detailed air photo interpretation and lineament analysis was done by consultant D. Greggs of Hillspring Consulting, Calgary, Alberta (Birch Mountain, 1995a). This study revealed an intensive pattern of at least three sets of jointing and faulting penetrating through the Paleozoic and Phanerozoic rocks throughout the Athabasca and Birch Mountains permit areas. Two preferred directions are apparent, at Az 135o and Az 055o.

Digital data for the 1968 aeromagnetic survey of the Athabasca region was obtained from the Geological Society of Canada. No digital reprocessing of this data was attempted; the total field image was used as a basis for structural interpretation of the Athabasca region (Birch Mountain, 1995a). Patterns observed in the total field magnetic data support interpretation of many of the air photo and satellite image lineaments. The magnetic data show a northeast trending graben

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centered on Fort McKay coincident with the northeast projection of the Peace River Arch. Birch Mountain also commissioned a horizontal gradient vector reprocessing of public domain total magnetic field (Lyatsky; Birch Mountain, 1995a). Bouger gravity data were analyzed to focus on the lineaments identified from the structural studies. This enabled additional lineaments to be defined and compared to lineaments located through the other methods (Birch Mountain, 1995a).

Public domain formation top data from wells were used to create maps showing the Sub-Cretaceous unconformity contours (Birch Mountain, 1995a). These maps identified areas of shallow Devonian limestone, which were used to locate targets for drilling and to aid in field work on Devonian exposures. The locations of the surface lineaments were also compared to paleo-topography to determine if the lineaments represented faults with scarps visible in the Devonian rocks.

All of the methods used to locate surface lineaments and possible faults were successful. Interpreted surface lineaments were considered to represent faults and fractures that penetrated to the surface either because of repeated rejuvenation or because the fault was sufficiently permeable that the increased water movement resulted in a surface expression (vegetation or drainage; Birch Mountain, 1995a). The results confirmed a widespread pattern of faulting but suggested that the conventional depiction of these fractures as a single planar feature was an oversimplification; the lineament patterns indicated that many of the faults were actually zones of faulting. The lineaments identified using the methods described were used to prioritize and identify areas for future precious metal exploration (Birch Mountain, 1995a).

Biogeochemical Moss and Lichen Survey

Between 1976 and 1991, a preliminary biogeochemical study was conducted in the Athabasca region, centered over the Athabasca River north of Fort McMurray (Birch Mountain, 1995b). In this study, 6 plant species from over 200 sample sites were analyzed for 32 to 49 elements using INAA. Two of the plant species, a moss (Plerozium) and a lichen (Cladina) gave the most promising results, highlighting a number of target areas with elevated gold and associated trace elements (Birch Mountain, 1995b). The loci of these anomalies appeared to be Precambrian faults that were interpreted to have been active well past the deposition of the Cretaceous sedimentary rocks in the area, based upon prior remote sensing studies.

Due to the positive results, four separate surveys were planned and completed in 1994 covering a combined area of 180 km x 300 km, centered on Fort McMurray (Table 8.3.2-1; Birch Mountain, 1995b). Within the pilot study area, the sample density was increased to one sample per section to precisely locate previously identified anomalies. A larger area was sampled at a density of 1 sample per township to extend the survey area; samples of either or both species were collected from an additional 400 sites (Birch Mountain, 1995b). Sample analysis is outlined in Table

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8.3.2-2.; precious metal results are summarized in the Table 8.3.2-3 and the distribution is shown in Figure 8.3.2-1.

Table 8.3.2-1.  Summary of 1994 biochemical vegetation survey.

Survey type	Moss and lichen biogeochemical survey 1994
Location	Centered on Athabasca River north of Fort McMurray
Contractor	Birch Mountain/Sipko
Area covered	180x300km
Sample type	Lichen and moss samples
Sample spacing/interval	1 sample per township or 1 per section
Number of samples	400
Sample handling	Birch Mountain

Table 8.3.2-2.  Summary of analytical method for 1994 biogeochemical survey.

Laboratory/location	X-ray Assay Laboratories, Don Mills, ON
Certification	Unknown
Sample preparation procedure	Dried, not ashed
Sample prep personnel	Birch Mountain
Assay & analytical procedures	INAA for 28 elements
Quality control measures	Unknown
Check assay	None

Table 8.3.2-3. Summary of precious metal results for 1994 biogeochemical survey; gold was the only precious metal analyzed.

Statistics	Au (ppb)
Detection limit	0.1
Maximum	44.0
Minimum	0.1
95th percentile	5.8

The results were evaluated statistically by a consultant, Mr. G. Sipko, and Birch Mountain, using elementary statistics, element concentration mapping, multivariate clustering methods and image processing methods with both supervised and unsupervised classification (Sipko, 1995; Birch Mountain, 1995b).

2003 Technical Report On The Gold Potential Of The Athabasca Property

R18W4
R16W4
R14W4
R12W4
R10W4
R8W4
R6W4
R4W4
R2W4
T102
T100
T98
T96
T94
T92
T90
T88
T86
T84
T82
18.2
17.5
16.8
16.2
15.5
14.8
14.2
13.5
12.8
12.2
11.5
10.8
10.2
9.5
8.8
8.2
7.5
6.8
6.2
5.5
4.8
4.2
3.5
2.8
2.2
1.5
0.8
Bitumount
Fort MacKay
FORT McMURRAY
Anzac
Birch Mountain Minerals Ltd.
Au in Pleurozium Moss
(60 Km)
Figure 8.3.2-1
Date:03/5/14
Scale 1:1000000

Birch Mountain Resources Ltd.

This second phase of biogeochemical sampling did not pinpoint gold concentrations with precision and did not highlight any single biogeochemical indicator that could serve as a pathfinder for future exploration programs (Birch Mountain, 1995b). However, a weak element association similar, but not identical to that of low temperature, epithermal precious metal deposits (coincident Au, Sb, Br, Zn anomalies) was defined (Birch Mountain, 1995a). Several anomalies within the biogeochemical population were also defined that could not be explained by deposition from the airborne dispersion of oil sands stack emissions (Birch Mountain, 1995a). Birch Mountain concluded that these anomalies may be related to metal enrichments in the underlying rocks. No additional biogeochemical surveys have been conducted.

Thickwood and Alsands Aeromagnetic Surveys

Pilot fixed-wing aeromagnetic surveys were flown over two portions of the Athabasca Property by Canagrad Surveys in 1994 to test the ability of such surveys to locate and define fault zones (Birch Mountain, 1995a). The Thickwood Hills area, west of Fort McMurray, was selected because Birch Mountain had acquired a seismic profile from this location, which would allow comparison between the two geophysical methods. The Alsands area near Fort McKay was also selected because it was believed to be prospective for precious metals (Birch Mountain, 1995a).

The surveys were flown at a constant terrain clearance of 130 m with a line spacing of 500 m and north-south tie lines at 3000 m spacing (Birch Mountain, 1995a). For the Thickwood Hills survey, raw total field data and the first vertical derivative were contoured, plotted and strike filtered, then contoured and plotted in final form. The second vertical derivative was plotted as stacked profiles. These plots were then compared to the seismic data to see which processed dataset, if any, were beneficial for locating and defining fault zones. Although processing was attempted on the data collected from the Alsands area, there was too much cultural influence (such as cased wells) and the surveyed area was too small for detailed interpretations (Birch Mountain, 1995a).

Comparison between the aeromagnetic data and the seismic data in the Thickwood Hills survey area indicated that the seismic profile showed faults not visible on the aeromagnetic maps (Birch Mountain, 1995a). However, the aeromagnetic survey was more economically feasible than seismic surveys, especially in large study areas. It was recommended that in areas where both types of geophysical data were available, both should be examined and integrated (Birch Mountain, 1995a).

VLF-EM and Ground Magnetometer Surveys

Ground geophysical surveys were also tested on the Athabasca Property in 1994 to detail possible fault locations (Birch Mountain, 1995a). Test traverses using VLF-EM and magnetometers were conducted in the Thickwood Hills along a seismic profile traverse, and on the Alsands lease in the same area as the aeromagnetic survey and along the Steepbank road.

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Interpretations suggest that magnetized basement and sedimentary faults in the basement are clearly discernable up to 300 m below surface. As expected, non-magnetized faults visible on seismic profiles were not visible on the ground magnetometer or the VLF-EM data. It was concluded that it was more economically feasible to conduct aeromagnetic surveys over regional areas but if needed, conduct ground magnetic surveys over selected areas to precisely locate drill targets (Birch Mountain, 1995a).

Geological mapping and sampling, 1994

Mapping and surface outcrop sampling was done in a series of field trips in spring to fall, 1994, in order to locate, describe and sample outcrops of Devonian limestone (Table 8.3.2-4; Birch Mountain, 1995a). Investigations revealed that outcrop density on the property was generally poor due to widespread glacial deposits, except along the Athabasca River and in quarries. As a result, field mapping proved relatively unrewarding and efforts were directed towards gold prospecting. The 1994 mapping and sampling formed the basis for a bulk sampling program during summer, 1995.

Samples of Devonian limestone and the silicified Cretaceous Beaver River sandstone were collected by Birch Mountain from outcrops and quarries (Table 8.3.2-4.). At each location, a representative sample was collected and the lithology described. These descriptions were used to provide detailed spatial and vertical characterization of the units as summarized below (Birch Mountain, 1995a).

Table 8.3.2-4. Summary of 1994 geological mapping and sampling program.

Survey type	Surface mapping and outcrop sampling
Location	Athabasca River; lower Muskeg River
Contractor	Birch Mountain
Area covered	Regional outcrop
Sample type	Outcrop samples
Sample spacing/interval	Not applicable
Number of samples	107+
Sample handling	Birch Mountain

The Moberly Member limestone sampled in limestone borrow pits near the lower Muskeg River is generally buff to off-white, rubbly and bioclastic with common crinoidal fragments. Locally, there were deep purple, brown and ochrous limonitic zones, commonly solution-brecciated, in places showing small iron-stained cubic casts after pyrite. This alteration was also observed on the west bank of the Athabasca River in paleo-regolith derived from the Devonian bioclastic limestone immediately beneath the sub-Cretaceous unconformity (Birch Mountain, 1995a).

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Iron-stained and hematite-limonite filled joints in Moberly Member outcrops were observed in the lower Muskeg limestone borrow pits and on both banks of the Athabasca River from north of Fort McKay to south of Fort McMurray. Rare iron staining and jointing was also visible in the oil sands immediately overlying the Moberly Member. On the Athabasca River, west of Fort McMurray, limonite-hematite filled joints in bioclastic and nodular Devonian limestone were observed and sampled (Birch Mountain, 1995a).

The lower contact of the McMurray Formation was sporadically mineralized from the Muskeg/Athabasca river confluence to Fort McMurray, with pyrite-veined jointing extending some 50-250 cm into the overlying sandstone and the underlying Moberly limestones (Birch Mountain, 1995a).

1994 Drilling Program

A one hole drilling program was conducted by Birch Mountain in 1994 to obtain fresh core on land held by the company, to obtain detailed stratigraphic and geochemical data, and to acquire sufficient samples to determine the nature and vertical extent of any metallic mineral anomalies (Pratico, 1995).

AL94-01, was drilled in July, 1994, by Connors Drilling Ltd., with a total depth of 322.69 m, ending in Precambrian basement rocks (Figure 8.3.2-2; Table 8.3.2-5). The drill core was cut by diamond saw, then logged and sampled by Birch Mountain. Eighty-nine samples were collected and submitted to the Saskatchewan Research Council (SRC) for analysis (Table 8.3.2-6). A summary of the precious metal results are presented in the Table 8.3.2-7 (Pratico, 1995).

Table 8.3.2-5. Summary of the 1994 Birch Mountain drilling program.

Survey type	Drilling program
Location	Athabasca
Contractor	Connors Drilling Ltd
Area covered	One drill hole, 322.69 m
Sample type	Core samples
Sample spacing/ interval	Discontinuous samples, variable intervals to 1 m
Number of samples	89
Sample handling	Birch Mountain

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Table 8.3.2-6. Summary of analytical methods for samples from drill hole AL94-01.

Laboratory/location	SRC, Saskatoon, SK
Certification	unknown
Sample preparation procedure	Pulverized, homogenized, subsampled.
Sample prep personnel	SRC staff
Assay & analytical procedures	37 element ICP and AA Au by fire assay for 22 samples
Quality control measures	SRC
Check assay	none

Table 8.3.2-7.  Summary of precious metal analytical results, drill hole AL94-01.

Statistics	Ag (ppm)	Au (ppb)
Detection limit	0.1	0.2
Maximum	1.7	4.3
Minimum	0.1	0.2
95th percentile	0.42	0.88

Analytical Method Development, 1994

In 1994, Birch Mountain along with a number of other companies (including LAC, Focal and Tintina) identified a problem in that gold was repeatedly reported from SEM studies, yet fire assays, INAA, ICP, and XRF analyses by reputable laboratories were erratic, non-repeatable and yielded very low gold grades. As a result, considerable effort was put into determining the actual concentrations of gold and other precious metals in the rocks from the Athabasca Property and in locating or developing a method that would provide repeatable, non-erratic results. The following sections summarize the tests done by Birch Mountain in 1994 and the conclusions derived from this work and the work conducted by LAC in 1994 (section 8.2.4).

Results published in 1993 and early 1994 by Focal and Tintina/NSR (sections 8.2.2 and 8.2.3, respectively) indicated that gold grades of several grams per tonne, over metres of thickness, had been found in the Fort McKay area. To investigate this, Birch Mountain took samples from the outcrops sampled by Focal and Tintina/NSR as well as additional outcrops. Initial assays of these samples were erratic and non-repeatable, varying from laboratory to laboratory (Birch Mountain, 1995a). The problem was variously ascribed to the influence on the analytical technique of the nugget effect, the presence of halide salts and hydrocarbons or the naturally occurring alloys identified (Birch Mountain, 1995a).

2003 Technical Report On The Gold Potential Of The Athabasca Property

N
450000
460000
470000
480000
490000
6390000
6380000
6370000
6360000
6350000
6340000

LEGEND

- Birch Mountain 1994-2001 drill hole
- Roads
- Lakes and Rivers
- Airphoto Surface Lineaments
- Satellite Surface Lineaments

BIRCH MOUNTAIN RESOURCES LTD

Figure 8.3.2-2. Birch Mountain 1994-2001 Drill Core Locations

0 2.5 5 7.5 10 km

APEX Geoscience Ltd.

EDMONTON, ABERTA MAY, 2003

Birch Mountain Resources Ltd.

Because of the contentious nature of the presence of gold, Birch Mountain agreed to collaborate with the GSC, Focal and Tintina/NSR to confirm qualitatively that gold existed in the rocks and to develop an acceptable assay technique that would give repeatable results. Core samples were submitted by Tintina, Focal and Birch to the GSC who confirmed the presence of gold grains of up to 400 microns in the samples (section 8.23, 8.24; Feng and Abercrombie, 1994).

Analytical research by Birch Mountain in 1994 was directed towards assay and extraction methods that would overcome the apparent problems encountered by the conventional fire assay procedure (Birch Mountain, 1995a). Leaching pre-treatments prior to fire assay and specialized fire assay techniques were investigated. During these investigations, peculiar chemical behavior of gold complexes was identified and reported, and methods were devised to overcome loss of gold that was encountered by most fire assay procedures. Repeatability and verification by other assay labs was an integral part of the research. No consistent or conclusive results or assaying techniques were identified from this work (Birch Mountain, 1995a).

Joint Industry-Government Studies

A joint government-industry research group was set up in early 1994 to investigate occurrences of anomalous concentrations of gold, platinum and related metals in Proterozoic and Phanerozoic rocks from northeastern Alberta (Birch Mountain, 1995a). The group included Birch Mountain Resources Ltd. and the GSC, among others. Two phases of research were defined. Phase I objectives were to determine the mineralogy and geochemistry of gold and other noble metal enrichments in the Fort McKay area and to develop standardized methods for their analysis. Phase II objectives were to evaluate the levels and distribution of anomalous noble metal concentrations, to determine their relationships to geological and geochemical features of the area and to elucidate mechanisms of metal transport and precipitation. Work done under the northeast Alberta gold project included field, core and laboratory studies (Abercrombie and Feng, 1994a).

Field investigations were carried out in summer, 1994, to identify zones containing anomalous concentrations of gold and other metals, with the objective of collecting and preparing several bulk gold-bearing samples and one or more blanks for use in analytical methods development (Abercrombie and Feng, 1994a). Field studies comprised geological investigations and outcrop and trench sampling (Abercrombie and Feng, 1994a). Samples from Paleozoic and Mesozoic formations near Fort McKay and along the Athabasca River were collected during July-August, 1994. Core work included lithological examination and sampling of cores.

Laboratory studies included work on analytical techniques as well as physical examination of samples by SEM and x-ray diffraction (XRD; Abercrombie and Feng, 1994a). Back-scattered electron (BSE) SEM was undertaken to identify metal sources because of the detection of anomalous concentrations of gold in Fort McKay region samples (Abercrombie and Feng, 1994a). BSE-SEM work revealed polymetallic mineralization occurring throughout the Phanerozoic

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succession and in the underlying Proterozoic rocks (Abercrombie and Feng, 1994a). Several gold-bearing mineral species were documented, including Ag-Ca-Au, Au-Cd, Au-Fe and other alloys, and some gold-halogen, Au-Al and Au-Si compounds or mixtures (Abercrombie and Feng, 1994a).

Investigations of additional samples indicated that there was a possibility of contamination of the samples, either from the carbon coater or during the polishing/grinding process (Abercrombie and Feng, 1994a). Therefore, a number of recommendations were suggested for future SEM investigations (Abercrombie and Feng, 1994a). These included using carbon coating on samples polished with diamond paste, using polished samples to allow in situ (polished) grains and metallic contamination (unpolished grains) to be distinguished, and lastly, examination using an environmental SEM (ESEM), which would not require carbon coating of the samples. Subsequent work by ESEM has shown that the precious metal microparticles observed by SEM are also observed by ESEM (section 12.3).

Core Labs Petrographic Study

Five core samples collected from drill hole AL94-01 were submitted to Core Laboratories Canada Ltd. to evaluate the mineralogy and porosity development within the samples (Core Laboratories, 1994). Three samples representing the Moberly Member of the Devonian Waterways Formation and two samples representing the Firebag Member were examined by thin section and x-ray diffraction. All samples were evaluated by detailed carbonate petrology while two selected samples were evaluated by x-ray diffraction (Core Laboratories, 1994).

Samples from the Moberly Member contain petrographic features consistent with deposition in a shallow, partially restricted to open marine setting ranging to a transitional environment between low energy and high energy shallow water partially restricted to open marine facies (Core Laboratories, 1994). Diagenetic factors observed in these samples include fracturing, fossil dissolution, dolomite precipitation, cementation and recrystallization. Firebag Member samples indicate that the material was probably deposited in a low energy partially restricted shallow marine environment (Core Laboratories, 1994). It is possible that some of the features that were recognized as digenetic may be the result of alteration associated with the introduction of oxidizing, saline solutions into the Waterways Formation (Core Laboratories, 1994).

8.3.3 1995 Exploration

By the end of 1994, despite the expenditure of considerable resources by Birch Mountain, LAC, Tintina/NSR, Focal and other companies exploring in the Fort McKay region, a satisfactory method for precious metals analysis still had not found.

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In 1995, Birch Mountain concentrated its exploration efforts on improving its ability to delineate areas of potential mineralization by indirect methods. An airborne radiometric survey was conducted and field work involved the collection of bulk samples to support on-going analytical method development research.

Airborne Radiometric Survey, 1995

A second airborne gamma ray survey, covering a 4,100 km2 area centered on Fort McKay, was flown in November, 1995, to refine and expand upon the 1993 survey (section 8.3.2; Hemstock, 1996). The survey was flown under the same conditions as the 1993 survey, with a flight level of 122 m above ground, transects with a 400 m line spacing, and was guided by a GPS system for navigation and line positioning, ± 200 m. Although the survey was not completed as originally planned, the resultant flight grids totaled 11,000 on-line survey kilometres (Hemstock, 1996).

Data processing utilized standard interpretive criteria developed with base line data from the 1993 survey (Hemstock, 1996). Maps of potassium and thorium were contoured, although mean signal levels were very low under the conditions encountered. Maps of uranium distribution were difficult to construct as the signal counts were extremely low and the noise to signal ratios were high (Hemstock, 1996). As in the previous study, the McMurray and Clearwater formations, as well as aggregate deposits, appear as uranium highs. No uranium enrichments were associated with any previously defined surface lineament (Hemstock, 1996).

While the gamma ray contour maps were helpful in preparing surface geology and soil maps, they showed limited overall effectiveness for delineating areas of interest for precious metals exploration or in highlighting known lineaments (Hemstock, 1996). Any radioactivity associated with anomalies or faults was not at sufficient levels to be distinguished above background soil signals. No further work using this method was planned (Hemstock, 1996).

Analytical Method Development, 1995

In a joint study, funded by Birch and Focal, large samples were pulverized, homogenized, then submitted for precious metal analysis in blind triplicate, with blind blanks and standards inserted. Six laboratories in Canada and the U.S. were involved (Birch Mountain, 1995a; Gamble, 1995). Results proved to be inconclusive (Gamble, 1995). In collaboration with the GSC, the University of Calgary and the University of Alberta, separate studies were undertaken to verify several workable analytical techniques advanced. All the analytical techniques tested were shown to be unreliable. As a result, Birch Mountain embarked on its own intensive research into analytical techniques for precious metals, using joint GSC and company facilities in order to prove up a sound solvent extraction fire assay technique in order to provide a reliable assay method for future exploration (Gamble, 1995).

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Data Synthesis, 1995

During 1995 and 1996, Dr. A. Mann, an independent geological consultant, synthesized all prior data collected to evaluate the potential of Birch's Athabasca Property. A series of reports were generated (Mann, 1995; 1996a). Data considered in the synthesis, included work conducted by LAC North America as well as the GSC and Birch Mountain (see sections 8.2.3 and 8.3.1).

The conclusions of Dr. Mann's synthesis were as follows (Mann, 1996a):

  "There is evidence of gold in Devonian sedimentary rocks in the area in which the company has exploration permits.
  The grade, tenor, thickness, distribution, mineability, and amenability to economic extraction of the gold from the rock are totally untested and, at this time, conjectural.
  There is difficulty in applying classical fire assay techniques to these occurrences. This is a serious problem.
  Solving the fire assay problem is being given the highest priority, and is being pursued in a methodical and scientific manner.
  The gold may be related to sulphide veinlets occupying near vertical jointing at the top of the Moberly Member of the Waterways Formation, and possibly elsewhere.
  Regional studies suggest that the mechanism of emplacement of the gold is by percolation of formation waters along interformational aquifers and fault zones.
  Localization of the mineralization could be into zones made permeable and porous by dolomitization, by fracturing above solution cavities, by fracturing associated with faulting, or by a combination of these phenomena.
  The model envisaged is not dissimilar to the classical Mississippi Valley mode of transportation and deposition of massive base metal sulphide ores.
  Geochemical and geophysical techniques have been tested and shown to be appropriate exploration tools for the mineralization types expected.
  The company has devised a cautious, methodical approach to exploring the area, and their prospecting program as outlined is conceptually sound.
  The company has the technical and professional ability, both in-house and in their consultants, to address the project in a workmanlike manner.
  The project is speculative, but is built on sound scientific foundations, and has potential."

8.3.4 1996 Exploration

Exploration during 1996 consisted of a compilation of stratigraphic and structural data from the Athabasca Property, a pilot transient electromagnetic survey, a twelve hole drill program, a core x-ray study, and petrographic and SEM investigations. Birch Mountain also conducted a

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significant amount of work directed at establishing reliable methods for determining precious metals concentrations in rocks from the Athabasca Property.

Stratigraphic and Structural Compilation, 1996

Previous work had shown that understanding the stratigraphy and structure in the Devonian is vital to precious metal exploration on the Athabasca Property. To this end, a reconstruction of the poorly understood structural history of the eastern end of the Peace River Arch (PRA), including a compilation of drill hole intersections of rock unit formation tops were undertaken by consultants Dr. J. Thorson and Mr. S. P. Santiago (Thorson, 1996; Santiago, 1997).

Peace River Arch

The eastern end of the PRA has experienced a protracted history, although the magnitudes of structural events were not large (Thorson, 1996). Sequential datum techniques revealed that the PRA was uplifted to a relief greater than 200 m before the Middle Devonian and then was subjected to a period of relaxation and collapse from the Middle Devonian though probably the Permian (Thorson, 1996). During the Cretaceous, the PRA was uplifted in the east while undergoing depression in the west by loading of the Jurassic-Cretaceous foreland basin. Uplift of the sub-Cretaceous unconformity in the Fort McKay area was about 60 to 150 m (Thorson, 1996). The present amount of relief on the basement surface varies from 180 m to 300 m to the west of Fort McKay.

Structural activity at the eastern end of the PRA during the Devonian and the Cretaceous reactivated old basement faults (Thorson, 1996). Several periods of faulting related to arch collapse can be recognized in the Devonian section. Several of these faults were reactivated during the Cretaceous uplift. One fault trend along the axis of the PRA was well constrained by well data and appeared to be a potential feeder structure that could have focused flow of basin fluids into the Fort McKay area (Thorson, 1996).

The identification of basement faults that were reactivated during periods of later uplift and collapse of the PRA is an important result of the compilation. These reactivated faults were likely essential for the movement of fluids from the west and locally, and communication of the fluids from depth to near surface during the Cretaceous to present day. These fluids, particularly the deep saline formational fluids, were likely capable of transport of significant concentrations of precious metals. These fluids, upon changes in the chemical parameters of the fluids due to either water-rock interaction or mixing with other fluids of different chemistry could be responsible for the deposition of precious metals along and in the vicinity of these reactivated faults.

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Drill Hole Data Compilation

Available drill hole information was compiled for a broad area of the Athabasca region, covering Townships 80 to 100 and Ranges 2 to 17 W4, (Santiago, 1997). The depth to top and bottom of 21 stratigraphic units from the Cretaceous, Devonian and Precambrian were assembled from open file and published reports of wells and drill holes, including depths from Birch Mountain, LAC and Tintina/NSR's 1993 to 1996 drilling programs. Two cross sections were constructed using this data, one north-south along the Athabasca River and the other east-west though the Fort McKay area. A separate compilation of aquifer samples of completion formations and various metal analyses from selected core samples from oil wells and drill holes was also assembled to aid in precious metal exploration (Santiago, 1997).

Transient Electromagnetic Survey

In summer, 1996, a transient electromagnetic (TEM) survey on the Athabasca Property was commissioned to delineate variations in the electrical properties of the subsurface which might be indicative of sulphide mineralization. Work by Associated Mining Consultants Ltd. in 1995 had shown zones of anomalous resistivity, which could be used to define drill targets for subsequent exploration programs (Bowman and Henderson, 1996).

The TEM survey was conducted in the immediate vicinity of Fort McKay to identify subtle variations in electrical properties within the Waterways Formation (Bowman and Henderson, 1996). TEM soundings were acquired along 5 survey lines within a gridded area and along 5 roads. TEM sounding data were acquired using the Geonics Protem TEM system. Results of the survey were presented as coloured geo-electric sections illustrating lateral and vertical variations in electrical properties along each of the survey lines (Bowman and Henderson, 1996).

Variations in electrical properties within the subsurface were identified and resistivity variations were defined within the interpreted geo-electrical units and previously mapped sedimentary structures (Bowman and Henderson, 1996). Lateral variations in modeled resistivity within the Devonian Waterways Formation between drill holes is likely due to variations in shale content within the contributing members. It is unlikely, given the concentrations expected, that this is a direct measurement of sulphide mineralization. However, as increased shale composition may be an indicator of sulphide mineral occurrence, the corresponding regions of reduced resistivity may identify regions for subsequent investigations (Bowman and Henderson, 1996). No additional work using transient electromagnetic surveys or resistivity has since been conducted.

1996 Drilling Program

During January to March, 1996, Birch Mountain drilled twelve holes to determine the local stratigraphy, acquire sufficient core samples for analytical methods development from the Devonian section, determine the nature and vertical extent of any metallic mineralization in the Devonian rocks, and provide representative samples and data for the ongoing joint research

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program with the Geological Survey of Canada (Pratico and Santiago, 1997; De Paoli, 1996). A summary of the drilling program is given in Table 8.3.4-1.

Table 8.3.4-1. Summary of 1996 Birch Mountain drilling program.

Survey type	12 hole drilling program
Location	Athabasca
Contractor	Elgin Exploration Co Ltd./Connor Drilling Ltd./GSC
Area covered	Regional outcrop sampled
Sample type	Core samples
Sample spacing/ interval	Continuous sampling, 1 m intervals
Number of samples	1279
Sample handling	Birch Mountain/GSC

The program consisted of 12 vertical holes with a total drilling depth of 1,766 m (Figure 8.3.2-2; Pratico and Santiago, 1997). Three holes were drilled in conjunction with Syncrude Canada Ltd., three were drilled by Elgin Exploration Co Ltd. and the remaining six were drilled by Connors Drilling Ltd. Birch Mountain chose drill hole locations and supervised on-site drilling (Table 8.3.4-1; Pratico and Santiago, 1997). Logging and sampling of the cores was done at Birch Mountain's core logging facilities during May to July, 1996, by contractors employed by the GSC (De Paoli, 1996).

Most of the drill cores intersected the McMurray, Waterways and Slave Point formations; however, drill holes BM96-01 and BM96-06 did not penetrate to the base of the Waterways Formation due to drilling difficulties (Pratico and Santiago, 1997). Of the remainder, six drill holes ended in the Slave Point Formation, three ended in Fort Vermilion/Watt Mountain Formation and one terminated in the Prairie Formation (De Paoli, 1996). Structures observed in core include: hairline fractures, calcite veinlets, larger fractures and veins with visible offset, soft sediment deformation, brittle brecciation, phyllitic and slickensided surfaces, and inclined bedding. Mineralization noted in the drill cores includes pyrite, pyrrhotite and native sulphur. Little alteration was observed in the cores although de-calcification of limey shales of the Waterways Formation immediately underlying the Cretaceous unconformity was observed in all cores (De Paoli, 1996).

Lithological units that could be correlated throughout the drill program area were identified from core logging. Units defined as useful marker horizons include the base and top of the Save Point Formation, the tops of the Calumet and Christina Members and the base of the stromatoporoid unit in the Moberly Member (De Paoli, 1996).

The Devonian section of the cores was sampled from top to bottom over sample intervals of approximately 1 m, but with shorter or longer sample intervals where appropriate depending

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upon the local geology (De Paoli, 1996). Hand samples of selected features and short intervals were taken for isotope, thin section, scanning electron microprobe and other imaging and chemical examinations and analyses at the GSC (section 8.3.4). For each core, the character of the McMurray Formation was described, and in some cases, was sampled from immediately overlying the unconformity (De Paoli, 1996). The analytical procedures for the core samples are summarized in Table 8.3.4-2.

Table 8.3.4-2. Summary of analytical procedures for 1996 drill core samples.

Laboratory/location	Loring Labs/ Saskatchewan Research Council (SRC)
Certification	unknown
Sample preparation	Crushing, pulverizing and splitting
Sample prep personnel	Loring Labs
Assay & analytical	All samples: ICP-MS for 30 elements (Loring)
procedures	32 Waterways samples (DH BM96-01&-06): ICP-MS for
34 elements (SRC)
Quality control measures	Loring
Check assay	Loring

All samples were sent directly to Loring Laboratories, Calgary, Alberta, for 30 element ICP-MS. For the analysis, a 0.5 g sample is digested with aqua regia at 95° C for 1 hour and bulked to 10 ml with distilled water; partial dissolution occurs for 15 elements. Thirty-two Waterways Formation samples from BM96-01 and BM96-06 were sent to Saskatchewan Research Council (SRC) in Saskatoon, Saskatchewan, for 34 element ICP analysis (Table 8.3.4-2). No precious metal fire assay analysis was conducted on the samples; precious metal results (for silver) are summarized in Table 8.3.4-3 from the multi-element package by Loring.

Table 8.3.4-3. Summary of precious metal results, 1996 drill core samples.

Statistic	Ag (ppm)
Detection limit	0.3
Maximum	3.7
Minimum	0.3
95th percentile	0.31

Based on an analysis of the multi-element geochemical data, Birch Mountain concluded that certain 1996 drill holes showed evidence for secondary alteration of primary elemental compositions. In particular, the three northernmost drill holes BM96-10, -11 and -12 showed downhole major element profiles distinct from most samples in the other holes (Abercrombie, 1997). These drill holes were sited closer to the Bitumount Graben, which underlies thick accumulations of oil sands in the north-central part of Birch Mountain's mineral leases. These three holes also contained the highest levels of arsenic, antimony and silver, which, according to both cluster analysis and multi-dimensional scaling, formed a distinct group unrelated to other base metals (Abercrombie, 1997). Precious metal anomalies, including gold, platinum and silver

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delineated by APEX for the Beaver River Sandstone and Devonian carbonates from the Aurora Oil Sands Property, are often accompanied by anomalous concentrations of arsenic and antimony as well as a number of other trace elements. These results and the presence of pyrrhotite and secondary gypsum-pyrite in the Firebag limey shales, were interpreted to signal regions of upflow of oxidized brines and their reduction by microbial or other processes (Abercrombie, 1997).

1996 Core X-ray Analysis

In March, 1997, x-ray images were collected from selected 1996 drill cores to determine structural details within the core, to determine the pattern and extent of sulphide mineralization and to determine if a digital representation of x-ray data would be useful in delineating structural patterns. Core Laboratories and Birch Mountain conducted the work (Gamble, 1997).

Eleven cores were chosen for the study, including BM96-01 and BM96-03 through BM96-12. The x-ray exposures, scanning and raw digital data were all collected by Core Laboratories, Calgary. Birch Mountain processed the data using QBasic and Visual Basic; data was then imported into Excel and displayed in graph format for visual analysis (Gamble, 1997).

It was proposed that x-ray images would be useful in delineating the pattern and extent of sulphide mineralization and faulting due to density differences as dense competent limestone or shale should show up as bright areas and faults/fractures would be darker (Gamble, 1997). Sulphide or barite veins would appear as very bright areas against the limestone background. It was hoped that a qualitative assessment could be made of fracture density so that fluid flow regimes and conduits as well as areas of alteration could be established. However, the lack of visual detail in the exposures did not permit the differences between layering, fractures or veins to be distinguished with much success. The x-ray exposure plate did allow differentiation between pyrite vein structure and pyrite nodule density within the core. Additionally, it was possible to distinguish between barite and pyrite veinlets (Gamble, 1997).

The x-ray photographs were determined to be of value in delineating structure and the pattern and extent of sulphide mineralization. However, visual inspection and logging of the cores provided higher quality data than provided through x-ray images. Due to the limited utility of the x-ray data, this method was not recommended as a routine procedure (Gamble, 1997).

Petrographic and SEM Examinations

In 1996, petrographic examinations of 151 polished thin sections and SEM examination of 40 rock chip samples from the twelve 1996 drill cores (section 8.3.4.) were conducted at the GSC to document alteration, sulphide mineralogy, sulphur oxidation states for use as redox indicators, and precious and base metal mineralization (De Paoli, 1997).

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Petrogrphy

Significant alteration of the cores was observed as de-calcification and sideritization of the Waterways Formation below the Cretaceous unconformity and as silicification of the Slave Point Formation (De Paoli, 1997). The de-calcification imparted a light green to white colour to the core whereas sideritization typically produced a rusty coloured weathering surface upon exposure to the atmosphere. Decalcification and/or sideritization penetrated 2-6 m below the sub-Cretaceous unconformity surface, and locally was accompanied by secondary sulphide minerals marcasite, pyrite and pyrrhotite. Samples from one drill core, BM96-11, showed evidence of silicification in the form of a 10 cm chalcedony band; the band overlied a 1 m thick fine grained quartz-calcite sandstone with a calcite-native sulphur cement at the base of the Slave Point Formation (De Paoli, 1997).

Pyrrhotite was identified in the Waterways Formation in some of the samples (De Paoli, 1997). It was most abundant in core from the northern portion of the study area, reaching 2-5% over 1 m intervals. Secondary pyrite cubes were often found as inclusions within the pyrrhotite, indicating that the pyrrhotite postdates diagenesis (De Paoli, 1997). Pyrite alteration of pyrrhotite was most intense in the northern part of the study area, whereas some unaltered pyrrhotite was observed in the southern portion of the study area, suggesting variable levels of oxidation across the study area. Marcasite overgrowths on pyrite and pyrite alteration of pyrrhotite were found in core samples from throughout the study area and indicate that oxidation of previously formed sulphide minerals was common (De Paoli, 1997).

SEM Examinations

Previous SEM work in the Fort McKay area had identified microparticulate gold and silver mineralization in Devonian rocks (Feng and Abercrombie, 1994). This mineralization was observed more often on unpolished broken sample surfaces, indicating that the polishing process might be responsible for the loss of loosely cemented grains (section 8.3.2). It was therefore decided to examine freshly broken, unpolished surfaces for all 1996 SEM samples (De Paoli, 1997).

To test for contamination of the broken surface, one of the 1994 samples was examined in detail. Re-examination during 1996 of the sample surface from a sample prepared during 1994 showed that it contained a number of micron-sized gold particles. The sample was rebroken at the location of one of the gold particles, exposing a fresh surface, which was then examined by SEM. Numerous micron-sized gold particles were observed. It was concluded that these gold particles could not be the result of contamination (De Paoli, 1997).

Each SEM sample was scanned with the instrument in BSE mode with the magnification at 150-200x, and the brightness and contrast set such that any gold grain 1 micron or larger in diameter would be detected (De Paoli, 1997). Both a BSE mode image and a secondary mode (SE) image

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were taken for each precious and base metal occurrence. A SE mode image shows the surface morphology of a sample and is useful in establishing that the grain of interest is a component of the rock and not surface contamination (De Paoli, 1997).

Precious metals identified include gold (in two units in one core) and Ag-S (in two drill cores), both associated with alteration (De Paoli, 1997). No precious metal particles were found in samples selected on the basis of anomalous geochemical signatures (section 8.3.4.).

Base metals identified in the SEM rock chips include sphalerite, galena and chalcopyrite. A few native metals and alloys were observed (Cu, Al, Fe, Pb, Ni, Sn). Two samples contained Co-Ni-Fe sulphide (from two drill cores). The distribution of alteration, redox indicators and microparticulate precious metal particles indicated that the northern portion of the study area, north of Fort MacKay, was the most prospective for precious metal mineralization (De Paoli, 1997).

Birch Mountain Analytical Development, 1996

The results of previous analytical work done on microparticulate gold-bearing rocks from the Athabasca Property by reputable laboratories were "...erratic, non-repeatable, and yielded very low gold grades" (Birch Mountain, 1996b). Additional work was conducted at various laboratories under rigorous conditions; one large sample had produced results ranging from below detection limit to 1.48 g/t gold at Loring Laboratories Ltd. using standard fire assay techniques (Birch Mountain, 1996b). The conflicting results were noted and were also reported for repeated sampling of the same interval from the same site (Birch Mountain, 1996b).

In 1996, Birch Mountain investigated the application of a wide variety of analytical and extractive methods to address the issue of conflicting analytical results. Standard methods for the analysis of precious metals, including a number of different fire assay methods, were supplemented with extractive methods such as heavy mineral separation by mechanical processing and bulk leach tests (Birch Mountain, 1996a). The purpose of this work was to develop a reliable analytical protocol for exploration samples, not to develop an extractive metallurgical flow sheet. The 1996 analytical development test program was implemented under the direction of consulting metallurgist Mr. Doug Halbe, T.P McNulty and Associates, Salt Lake City, UT (Birch Mountain, 1996a). The majority of the testing was carried out by the SRC, with additional testing by Dawson Metallurgical Laboratories Inc. and Kappes Cassiday and Associates (Birch Mountain, 1996a).

Heidelbaugh Enterprises

Birch Mountain submitted six bulk samples collected in 1995 and 1996 to Heidelbaugh Enterprises Metallurgical Laboratories for a series of leach tests (Gamble, 1996). Samples were crushed to -1/4" then coned and quartered four times to ensure homogeneity. A subset was then

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ground to -100 mesh for further testing. Initial column leach results from Heidelbaugh were encouraging and in order to reproduce these results, Birch Mountain undertook verification testing (Gamble, 1996). The gold results from Birch Mountain's investigation are within the range reported from head fire assays conducted by Loring Laboratories (Gamble, 1996). However, Birch Mountain was not able to confirm results obtained by Heidelbaugh even though the same bottle roll technique was used and Heidelbaugh supervised the work (Gamble, 1996).

Saskatchewan Research Council

Samples evaluated by the Saskatchewan Research Council (SRC) during 1996 include the following (Holsten, 1996a, 1996b, 1996c, 1996d, 1996e, 1996f):

  Surface bulk samples - a set of 10 samples of approximately 25 kg each, collected from seven surface outcrops in the Fort McKay area, and three replicate samples;
  Large bulk sample -a 1,500 kg sample collected by Birch Mountain from a borrow pit in the lower Muskeg River area (site of later bulk samples BJ98-008 and -009).
  BMD 400 - a set of 387 1996 drill core samples comprising one-quarter of approximately 1 m of HQ core, selected by consultant Mr. De Paoli; and
  LAC 8 - a set of 8 samples from the 1994 LAC drill program comprising one-quarter of a 1 m core interval.

Work on the surface bulk samples was initiated at SRC during June, 1996. As part of the sample preparation, SRC installed new plates on their jaw crusher and a new bowl in the TM1500 pulverizer (Holsten, 1996a). The samples were crushed to -35 mesh and pulverized to -200 mesh. The 25 kg samples were homogenized in a rotating mixer after pulverizing and split into four fractions using a stainless steel riffle splitter (Holsten, 1996a). All surfaces exposed to the samples were cleaned prior to each procedure. One quarter was subjected to mechanical separation by specific gravity with tails and concentrate analyzed for precious metals, the second quarter was subjected to chemical separation by acid digestion, the third quarter was subsampled for a series of fire assay tests and the last quarter was subsampled for a series of bottle roll leach tests (Holsten, 1996a). All methods tested are summarized below.

Mechanical separation: Splits of each of the ten samples were processed for heaving minerals, including gold grains (Holsten, 1996b). Samples were processed using shaker table gravity separation, Mozley super panning and were examined by microscope for gold grains (Holsten, 1996b). The heavy fractions from the Mozley super panning were divided into three groups: a heavy fraction, a mid-heavy fraction and a light-heavy fraction. Each of these fractions were submitted to a consultant for petrographic work. No visible gold grains greater than 10 microns in size were observed, although sulphides, including pyrite, were evident in the heavy mineral fractions. Gold was detected in the heavy and mid-heavy fractions by fire assay, although no recalculated head grades were provided (Holsten, 1996b). No gold was detected from the light-heavy fraction except for one sample that assayed 20 ppb gold (Holsten, 1996b).

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Acid digestion: The surface bulk samples were dissolved in concentrated HCl because they were primarily limestone (Holsten, 1996c). The supernatant was recovered by filtration and analyzed by ICP; no precious metals could be detected due to the elevated concentrations of iron and other metals (Holsten, 1996c). The residues were dissolved in a mixture of hydrofluoric, nitric and perchloric acids and analyzed by ICP. Measured gold concentrations in the residues were low, not exceeding 4 ppb (Holsten, 1996c).

Fire Assay: Two different fusions were employed at SRC to test the surface bulk samples (Holsten, 1996d). The first method used was one used by SRC for carbonate samples. This method was tested and produced low recoveries of gold spikes (Holsten, 1996d). A second fire assay method based on a fire assay fusion used by Mintek gave much improved recoveries of gold spikes and was adopted for fire assay testing (Holsten, 1996d). Fire assay tests of the surface bulk samples detected gold at trace to below detection limit (<1 ppb) levels (Holsten, 1996d).

Bottle Roll Oxidizing Cyanide Leach: A two-stage calcium-hypochlorite, cyanide leach bottle roll extraction process was used on each of the ten surface bulk samples (Holsten, 1996e). Due to the presence of organic material (hydrocarbons) in the samples, each sample was pretreated with hydrogen peroxide prior to leaching. A total of 150 g of each sample was used in a series of four bottle roll extraction tests (Holsten, 1996e). After the hydrogen peroxide pretreatment the first stage calcium hypochlorite was carried out for 5 hours with subsequent reduction of the leach solution in the presence of activated carbon. Once the activated carbon from the calcium hypochlorite leach was recovered, cyanide was added, as well as fresh activated carbon (Holsten, 1996e). After 4 hours agitation the carbon is screened and the carbon and residual leach solution submitted for analysis (Holsten, 1996e).

The results of bottle roll test number 1 gave results ranging from <20 ppb to 1.69 g/t gold and between 40 ppb and 23.1 g/t silver (Holsten, 1996e). Gold was primarily observed in the carbon extracted from the cyanide leach solution, which was ashed and dissolved in nitric acid prior to fire assay. This produced an unusual gelatinous mass that prevented digestion in aqua regia, therefore necessitating the use of fire assay. Silver was primarily observed remaining in the cyanide leach solution. The results of bottle roll were of sufficient importance that they were repeated three more times using nearly identical procedures. However, no detectable gold or silver was detected in the repeat tests.

Based on these results, the BMD-400 sample series was analyzed by SRC in late 1996 and early 1997 (Holsten, 1996f). Gold and silver were not detected in virtually all samples and where detected, gold was only present in trace amounts (Holsten, 1996f).

2003 Technical Report On The Gold Potential Of The Athabasca Property

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Dawson Metallurgical Laboratories, Inc.

The LAC-8 samples were provided to Dawson Metallurgical Laboratories, Utah, USA, for bulk sulphide flotation tests (Allen, 1997). Eight samples and one blank were subjected to laboratory flotation tests to upgrade the small amounts of sulphide into a relatively high grade sulphide concentrate. The concentrate was then assayed using fire assay with an atomic absorption finish and compared to standard fire assays conducted on the unprocessed material (Allen, 1997). Results showed that gold was <2 ppb for all samples by standard fire assay, but assay of the flotation fractions gave calculated head values up to 19.6 ppb (Allen, 1997). No further work was done using sulphide flotation.

Kappes, Cassiday & Associates (KCA)

In 1996, metallurgical consultant D. Halbe supervised a series of cyanide bottle roll tests on the seven surface bulk samples (Albert, 1996). A second unpublished report by Halbe (1996) describes the testwork at KCA and provides additional details on certain aspects of the test work.

The tests done by KCA comprised standard fire assay of the samples and three different cyanide leach methods referred to as the CN, CIL and Heidelbaugh methods (Halbe, 1996). The CN and CIL were conventional cyanide leach tests done as direct cyanide leach with lead-boat fire assay of the leach solution (CN) and as a carbon-in-leach cyanidation with fire assay of recovered carbon (CIL). The Heidelbaugh tests utilized a sodium metabisulphite preoxidation prior to cyanidation with lead-boat fire assay of the leach solution (Halbe, 1996). Solid residues (tails) were washed, dried, pulverized and one assay ton samples were submitted to two independent laboratories for standard fire assay. Residual filtrate solutions, were fire assayed by lead-boat fire assay and/or analyzed by direct atomic absorption. Gold and silver were the only analytes measured in all tests (Halbe, 1996).

Standard fire assay results for all seven samples as submitted (head assays) were in all cases <0.1 g/t (<0.003 opt) gold and <1.7 g/t (<0.05 opt) silver (Halbe, 1996). Gold was detected in two of the twenty-one cyanide leach tests, which gave 0.3 and 0.7 g/t gold by lead-boat fire assay; all other samples reported <0.3 g/t (<0.01 opt) gold (Halbe, 1996). Silver was not detected above trace amounts in the cyanide leach solutions. However, silver values of up to 11 g/t (0.32 opt) were reported by fire assay of the residual tails by one of the two assay laboratories; silver values at the other facility were less than or equal to 0.07 g/t (0.002 opt). The results from the assay lab that did detect anomalous silver in the residual tails showed silver to be highest in tails from the Heidelbaugh process, with the CN process giving intermediate values and the CIL process reporting lowest silver values. Halbe (1996) was uncertain as to the significance of these results.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Although the silver results from the cyanide leach tests at KCA were not of direct economic importance, they were of sufficient interest to warrant follow-up work, which was conducted at the SRC later in 1996. Interestingly, although these tests produced conflicting results for silver between head assays and cyanide leach results and between assay laboratories, they also showed that that the residual silver concentration measured depended on the treatment method used, and that preoxidized samples gave highest residual silver values. Preoxidation was used in subsequent Birch Mountain cyanide leach experiments.

8.3.5 1997 Exploration

In spring 1997 Birch Mountain shifted the emphasis of its exploration program from drilling and subsurface studies to field exploration. This was based on information newly acquired from Syncrude through a co-development agreement between Birch Mountain and Syncrude, which showed that potentially economic levels of precious metals could be measured by standard fire assay of rocks from the Athabasca Property (section 8.2.5; Birch Mountain, 1997) and also on the results of an internal technical review. The work conducted in 1997 included a regional scale, high resolution aeromagnetic survey and property scale field exploration including prospecting, rock and spring/stream sediment sampling, sample petrography, soil geochemistry surveys and drill core logging. The core logging was supplemented with a preliminary study of down-hole geophysical logs obtained from Syncrude.

Aeromagnetic Survey, 1997

During spring 1997, a high resolution aeromagnetic (HRAM) survey was flown over a large portion of the Athabasca area to map basement and intrasedimentary faulting patterns in order to provide a structural framework for sediment-hosted precious metal exploration and to detect possible targets for diamond exploration (Best et al., 1997). The HRAM survey was flown by World Geoscience, Calgary, Alberta between April 26 to June 9, 1997 and was subsequently processed by Geophysicon Exploration and Development Corporation (GEDCO) during 1997 (Best et al., 1997). Flight lines were oriented east-west with 300 m separation between lines and tie lines were oriented north-south at 600 m separation. This gives an aspect ratio of 2:1, which helps reduce directional artifacts when interpreting between flight line profiles (Best et al., 1997). The ground clearance was 95 m and the survey was flown in drape mode to a digital elevation model constructed from 1:250,000 scale data obtained from Geomatics Canada (Best et al., 1997). The total distance flown was 23,008 line kilometres with 203 traverse lines and 155 tie lines (Best et al., 1997).

The HRAM survey identified a number of sedimentary and basement magnetized lineaments, faults and other bodies to aid in precious metal exploration of the Athabasca Property (Best et al., 1997). Many of the lineaments and interpreted faults identified by the HRAM survey

2003 Technical Report On The Gold Potential Of The Athabasca Property

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coincide with lineaments and interpreted faults identified in an earlier remote sensing study by Birch Mountain. In their report, GEDCO concluded the following (Best et al., 1997):

     "The strong magnetic sources (shallow basement) and the high quality aeromagnetic survey (closely spaced lines with low flight height) provided an excellent magnetic data for interpretation. The second vertical derivative map, the cascaded Goussev filter map and the shallow target filter map were used to identify fault (contact) trends and to locate potential kimberlite targets in the survey area. The Magprobe data provided depths to the Precambrian surface, locations and dips of basement and intra-sedimentary faults (contacts) and the location of strongly magnetized bodies within the basement and sediments.

     "The topographic relief on the Precambrian basement indicated several basement lows in the survey area with the ridges and valleys paralleling basement fault trends. Northeast-southwest, NW-SE, N-S and E-W trends were all present with cross-cutting relationships providing information of the relative age of the faulting. Many of the basement faults, particularly those oriented NW-SE, were visible on the second vertical derivative map, not on the cascaded Goussev filter and only on the odd Magprobe profile, indicating these faults may be demagnetized. The cause of this is not completely clear but may be related to different fluid compositions during different phases of faulting (Best et al., 1997).

     "Techniques for identifying sediment-hosted precious metals targets and potential kimberlite targets were developed and applied. However, not all targets were identified due to time constraints. The methodology developed in this report needs to be applied in more detail in order to highlight all potential exploration targets. After initial drilling results are available, the geophysical results need to be integrated with the drill results and the criteria developed above need to be refined."

GEDCO (Best et al., 1997) identified a number of criteria useful for identifying and prioritizing potential precious metal targets including: (1) location of intra-sedimentary faults relative to basement faults; (2) relation of intra-sedimentary faults to each other; and (3) relation of intra-sedimentary faults to magnetic bodies. Based on these, GEDCO identified approximately 10 precious metals targets within the survey area. GEDCO also indicated that the targets they presented do not comprise an exhaustive list of potential targets and that it could be possible to expand this list if there were encouraging results from drilling any of these targets (Best et al., 1997).

2003 Technical Report On The Gold Potential Of The Athabasca Property

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Surface Prospecting

During summer, 1997, a total of 309 rock samples were collected mostly from outcrops along river valleys as part of a regional exploration program by Birch Mountain (Table 8.3.5-1; Birch Mountain 1998a). The program was undertaken to identify zones of potential precious metal mineralization and/or associated alteration. Special emphasis was placed on visiting and sampling locations underlain by Precambrian-rooted faults interpreted from the aeromagnetic survey. Lithologies sampled include limestone, altered limestone, limey mudstone and mudstone as well as Cretaceous oil sands, sandstone and the Beaver River sandstone. A single brine sediment sample was collected to determine the composition of sediments deposited adjacent to a brine spring, with the objective of identifying zones of anomalous precious and base metal concentrations that might overlie buried Prairie Gold targets.

Table 8.3.5-1. Summary of the 1997 outcrop and brine sampling program.

Survey type	Outcrop and float sampling
Location	Athabasca
Contractor	Birch Mountain
Area covered	Regional outcrop sampling
Sample type	Rock and brine
Sample spacing/ interval	N/a
Number of samples	309
Sample handling	Birch Mountain

All 309 rock samples were analyzed by Bondar Clegg/Intertek Testing Services of North Vancouver, British Columbia using a single analytical protocol (Table 8.3.5-2). No blanks or standards were submitted, because duplicate analyses, blanks and standards are routinely included by Bondar Clegg in their quality control as part of the analytical protocol. Gold, platinum and palladium were analyzed for using standard fire assay fusion and lead collection of 50 grams of sample, followed by analysis by ICP (Bondar Clegg method FA56). A suite of 30 trace elements was measured using a four acid digestion followed by ICP analyses (Bondar Clegg method IC30). In those samples in which calcium, iron, magnesium and aluminum concentrations exceeded the maximum limit of quantitation (>10 wt.%), the digested sample was diluted to 10% of concentration, re-analyzed, and the relative abundance adjusted for dilution (overlimit technique). For samples containing in excess of 2,000 ppm barium, barium was determined separately by x-ray fluorescence. For those samples that contained sufficient organic material in the form of bitumen to render ICP analyses ineffective, INAA analysis was done (Bondar Clegg method NA03). A few samples were also analyzed by borate-fusion X-ray fluorescence (Bondar Clegg method XR80). Selected samples were analyzed by Activation Laboratories, Ancaster, Ontario, for INAA/ICP (method 1H, Au+47) and Ni-sulphide fire assay (method 1B; Table 8.3.5-3). Summaries of the precious metal results are included in tables 8.3.5-4 and 8.3.5-5.

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Table 8.3.5-2. Summary of Bondar Clegg analytical procedures for 1997 exploration samples.

Laboratory/location	Bondar Clegg, Vancouver
Certification	unknown
Sample preparation	PR-SR method: Samples were dried, crushed to -10 mesh, split
procedure	to 250 grams and then pulverized to -150 mesh
Sample prep personnel	Bondar Clegg
Assay & analytical	Precious metals by fire assay (method FA56)
procedures	30 element suite by ICP with overlimit (method IC30)
Bitumen-bearing samples, INAA (methodNa03)
Select samples by XRF (method XR80)
Quality control measures	Bondar Clegg
Check assay	Bondar Clegg

Table 8.3.5-3. Summary of ActLabs analytical procedures for selected samples.

Laboratory/location	Activation Laboratories, Ancaster, Ontario
Certification	unknown
Sample preparation procedure	Rock samples analyzed by the 1H INAA/ICP method of
Actlabs were crushed to -10 mesh, mechanically split and
	pulverized to at least -150 mesh.	A minimum of 2 grams
pulverized sample was required for analysis.
Sample prep personnel	Actlabs
Assay & analytical procedures	Select samples by INAA/ICP (method 1H, Au+47)
All by Ni-sulphide fire assay (method 1B)
Quality control measures	Actlabs
Check assay	Actlabs

Table 8.3.5-4.  Summary of Bondar Clegg FA-ICP precious metal results.

Statistics- ICP/FA	Ag (ppm)	Au (ppb)	Pt (ppb)	Pd (ppb)
LLD	0.5	1.0	5	1
Maximum	4.3	44	5	7
Minimum	0.5	1.0	5	1
95th percentile	1.6	3.0	-	1.5

Table 8.3.5-5. Summary of Actlabs INAA precious metal results.

Statistics - INAA	Ag (ppm)	Au (ppb)
Dl	2.5	2.5
Maximum	6	19
Minimum	2.5	2.5
95th percentile	2.6	3.7

All data were statistically evaluated for background and anomalous values (Birch Mountain, 1998a). The minor and trace element anomaly distributions were determined. Most trace and minor elements display anomalies in some part of the Athabasca permit area and a number of prospects were defined on this basis. Three of the areas sampled near earlier-defined geophysical

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or geochemical anomalies showed not only minor element anomalies but also overlapping precious metal (Au, Ag, Pd) anomalies and some base metal anomalies (Cu, Pb, Ni). These prospects included the Pierre River outcrops, Muskeg River outcrops and north of the Athabasca River bridge on the east side of the river; they were highlighted as locations for possible follow-up detailed exploration work in the future (Figure 8.3.5-1; Birch Mountain, 1998a).

Petrographic Report

Three samples collected by geological consultant Dr. J.P. Thorson from the Christina River during summer, 1997, were submitted to Fischer Petrologic of Arvada, Colorado, for detailed petrographic analysis to determine detailed mineralogy and mineral abundances (Fischer, 1997).

The samples represent a suite of rocks collected from alteration zones ("chimneys") in limey mudstone that are associated with anomalous gold values. The three samples comprise two limestones and a dense siderite rock.

The outermost limestone sample, which represents the unaltered rock, contains minor dolomitization, perhaps as a result of diagenesis. The intermediate sample is highly oxidized and with likely a colourless smectite clay present. The innermost sample consists of nearly 100% siderite, without sulphides. Clay alteration occurred in the samples in front of the siderite replacement front.

Soil Geochemistry Surveys, 1997

A geochemical soil sampling and analysis program was undertaken in summer 1997, with the objective of identifying zones of anomalous precious and base metal concentrations that might overlie buried Prairie Gold targets (Birch Mountain, 1998b). Survey areas were selected on the basis of access, on the proximity of core or outcrop samples for comparison and on the interpreted locations of faults from the 1997 aeromagnetic survey. Three hundred and forty-eight soil samples were collected by Birch Mountain from selected portions of the Athabasca permit area in transects along highways, roads and cut lines, and above outcrops on rivers (Table 8.3.5-6; Birch Mountain, 1998b). Only in two areas were the samples collected along 2 dimensional grids.

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Table 8.3.5-6. Summary of 1997 MMI and Enzyme Leach soil surveys.

Survey type	MMI/Enzyme Leach soil surveys
Location	Athabasca
Contractor	Birch Mountain
Area covered	Regional scale sampling/km x km area
Sample type	B horizon soil 1.0 kg
Sample spacing/interval	500 m along roads and rivers/200 m in grid along cut lines
Number of samples	348/91
Sample handling	Birch Mountain; Protocol involved collecting a 1.0 Kg sample at a point approximately 15 cm below the base of the A-horizon leached B-horizon. Rocks larger than coarse sand were removed by hand and the sample was stored in resealable plastic bags for shipment.

Soil samples were taken from shallow pits dug into the soils and are exclusively from the upper part of the B-horizon (Birch Mountain, 1998b). All soil samples were analyzed by mobile metal ion (MMI) analysis by XRAL Laboratories, Don Mills, Ontario (Table 8.3.5-7), and samples from one cut grid were also analyzed by enzyme leach analysis at Activation Laboratories, Ancaster, Ontario (Table 8.3.5-8).

Table 8.3.5-7.  Summary of MMI analyses, 1997 soil survey.

Laboratory/location	XRAL Laboratories, Don Mills, Ontario
Certification	unknown
Sample preparation	Standard sample preparation by XRAL Laboratories
Sample prep personnel	XRAL Laboratories
Assay & analytical	MMIA for Cu, Pd, Zn, and Cd
procedures	MMIB for Ni, Au, Ag, Co, and Pd
Quality control measures	XRAL Laboratories
Check assay	XRAL Laboratories

Table 8.3.5-8.  Summary of enzyme leach analysis, 1997 soil survey.

Laboratory/location	Activation Laboratories, Ancaster, Ontario
Certification	unknown
Sample preparation	Samples for enzyme leach (Actlabs, Ancaster ON) were stored in a cool location and shipped by air to reduce the chance of exceeding 40° C during shipment; samples are air dried at temperatures not exceeding 40°C and sieved at -60 mesh with temperature maintained at/or below 20°C to avoid volatilization of metal-bearing compounds.
Sample prep personnel	Actlabs
Analytical procedures	Enzyme leaching of samples; ICP MS analysis
Quality control measures	Actlabs
Check assay	Actlabs

2003 Technical Report On The Gold Potential Of The Athabasca Property

PIERRE RIVER:
-major Precambrian fault to surface
-elevated Ag
-Au in pyrite in limestone fractures
N
APEX:
-Pt, Au in altered Devonian limestone
-near locus of major structures
-local geochemical anomaly
SADDLE LAKE:
-EM anomaly
-nar major structures
ELLS NORTH & SOUTH:
-major Precambrian structures
-surface lineaments
-sulphides in Cretaceous sands
ALSANDS SOUTH:
-locus of Precambrian structures
-geochemical halo at unconformity
-PGM anomaly in Devonian limestone
ELLS EAST:
-locus of three structures
-site of ATH Oils No. 1 drill hole (Au intersection)
-250 ppb Au in sulphide-cemented Cretaceous sands
HAIGH EAST:
-locus of three Precambrian faults
-near LAC94-04 drill hole
MacKAY EAST & WEST:
-locus of Precambrian structures
-surface lineaments
-site of solution chimneys and brine springs
LOWER MUSKEG:
-major collapse feature
-Ag in surface rocks
-surface lineaments
-Au anomalies in surface and drill hole samples
LEGEND
Primary prospect location
Secondary prospect location
Lakes and Rivers
Surface Elevation Contours
Satellite Surface Lineaments
Airphoto Surface Lineaments
Magnetized Basement Bodies or Faults
Magnetized Basement Contacts
Magnetized Basement Faults or Contacts
Magnetized Sedimentary Bodies or Faults
0 5 10 km 15
APEX Geoscience Ltd.
EDMONTON, ABERTA
MAY, 2003

BIRCH MOUNTAIN RESOURCES LTD

Figure 8.3.5-1: 1997 Surface Sampling Program Prospect Locations

Birch Mountain Resources Ltd.

Geochemical data from MMI analysis are examined by calculating a background value for each element in the study area using statistical methods (Birch Mountain, 1998b). The peak to background ratio, called a response ratio, is calculated for each element for each sample (Table 8.3.5-9). Maps showing the distribution of these response ratios are made and trends in the distributions can be established. MMI response ratios will show high values directly over or near subsurface anomalies (i.e., apical anomalies). Several multi-element MMI anomalies (Cu-Zn-Pb or Au-Ag) were identified, some of which were related to interpreted magnetized faults and/or air photo lineaments (Figure 8.3.5-2; Birch Mountain, 1998b). Additional work including more detailed soil sampling, rock and outcrop mapping and sampling was recommended on at least 3 of these anomalies.

Table 8.3.5-9. MMI response ratio summary for precious metals.

Statistics - MMI	Ag (ppm)	Au (ppb)	Pd (ppb)
Detection Limit	-	-	-
Maximum	15.8	3.8	4.56
Minimum	0.087	0.5	0.5
95th percentile	2.6	0.79	0.72

Analysis of the soil survey data in 1998 indicated that the MMI samples were collected incorrectly; they should have been collected from a constant depth below surface within the A horizon. This meant that the MMI data were not reliable; however, after considerable communication with XRAL, it was determined that low returned values may not be low but the high values are probably still relatively high, although the response ratio might be different. Therefore, the MMI results could be used to indicate probable anomalous areas but more samples would need to be collected to return completely meaningful data. Many of the MMI soil anomalies corresponded with rock sample anomalies suggesting that the MMI data could be used to indicate areas of anomalies without considering the magnitude of the anomalies.

Enzyme leach data must be examined carefully due to different element dispersal patterns; elements may display halo, apical or combination profiles where highs occur either over the anomaly or offset some distance from the anomaly (Birch Mountain, 1998b). In general, enzyme leach results were low, especially for the halo anomaly elements (Table 8.3.5-10). In addition, many elements reported values below detection limit, making data analysis difficult. Nonetheless, several multiple element anomalies were identified within the study area that warrant follow-up mapping and sampling work (Birch Mountain, 1998b).

2003 Technical Report On The Gold Potential Of The Athabasca Property

Figure 8.3.5-2.2
Figures 8.3.5-2.1 & 2.3
Figure 8.3.5-2.5
Figure 8.3.5-2.4
Figure 8.3.5-2.6
Fort McKay
Figure 8.3.5-2.7
N
LEGEND
Soil Anomaly Maps
Roads
Lakes and Rivers
Devonian Elevation Contours
BIRCH MOUNTAIN RESOURCES LTD
Figure 8.3.5-2: Soil Anomalies Index Map
0
2
4
km
6
APEX Geoscience Ltd.
EDMONTON, ABERTA
MAY, 2003

450000
452000
6354000
N
LEGEND
EL halo anomaly - 2 element
EL halo anomaly - 1 element
EL sample with >5 element anomaly
EL sample with 5 element anomaly
EL sample with 4 element anomaly
EL sample with 3 element anomaly
EL sample with 2 element anomaly
EL sample with 1 or no element anomaly
Roads
Lakes and Rivers
Surface Elevation Contours
Satellite Surface Lineaments
Airphoto Surface Lineaments
Magnetized Basement Bodies or Faults
Magnetized Basement Contacts
Magnetized Basement Faults or Contacts
Magnetized Sedimentary Bodies or Faults
Y, Zr, Hf
Ni, Zr, Y, Hf, In
Hf, Cu
Hf, Cu, Zr, Tl, Cs, Sn
Cs, Sr
Ni, Ba
Zn, Cs
Zn, Cs, Pd
Tl, Sn, Nb, Li, Ga, Ge, Zn, Cs, Cu
Ge, Ni, Y, In
Pd, Cs, Y, In
Hf, La, Y
La, Y
Hf, Pb, Cs
Zr, Hf
Ni, Y, Ge
Tl, Cu, Cs
Cs, Hf, Ni, Sn, Rb
Ge, Rb
Mn, Cd
Mn, Y, Pd, Cu
Sn, In
Tl, Hf, Cs
Tl, Cs
Cs, Cd, Hf, Ge
Sn, Cu, Hf, Cs
Cd, Cs, Hf
Br, Ge, Ni
Li, Cs
Y, Nb, Cs
Tl, Sr, Nb, Cs
Pb, Cs, Li
0
250
500
750
metres
APEX Geoscience Ltd.

BIRCH MOUNTAIN RESOURCES LTD

Figure 8.3.5-2.1: Enzyme Leach Apical and Halo Anomalies

EDMONTON, ALBERTA MAY, 2003

462000
6366000
N
Co, Au
Ni, Co, Pb
Co, Cd
Ag, Au, Ni, Co
LEGEND
MMI sample with 7 element anomaly
MMI sample with 6 element anomaly
MMI sample with 5 element anomaly
MMI sample with 4 element anomaly
MMI sample with 3 element anomaly
MMI sample with 2 element anomaly
MMI sample with 1 or no element anomaly
Roads
Lakes and Rivers
Surface Elevation Contours
Satellite Surface Lineaments
Airphoto Surface Lineaments
Magnetized Basement Bodies or Faults
Magnetized Basement Contacts
Magnetized Basement Faults or Contacts
Magnetized Sedimentary Bodies or Faults
BIRCH MOUNTAIN RESOURCES LTD
0 250 500 750 metres
APEX Geoscience Ltd.
EDMONTON, ABERTA
MAY, 2003

Figure 8.3.5-2.2: Pierre River Area MMI Anomalies

LEGEND
MMI sample with 7 element anomaly
MMI sample with 6 element anomaly
MMI sample with 5 element anomaly
MMI sample with 4 element anomaly
MMI sample with 3 element anomaly
MMI sample with 2 element anomaly
MMI sample with 1 or no element anomaly
Roads
Lakes and Rivers
Surface Elevation Contours
Satellite Surface Lineaments
Airphoto Surface Lineaments
Magnetized Basement Bodies or Faults
Magnetized Basement Contacts
Magnetized Basement Faults or Contacts
Magnetized Sedimentary Bodies or Faults
N
460000
462000
6354000
Cu, Pb, Zn, Ni
Pb, Zn, Ni
Pb, Zn, Ni
Ni, Pb
Cu, Pb, Zn, Ni
Zn, Cu, Au
Zn, Cu
Zn, Cu, Au
Ag, Au
Zn, Pb
Zn, Pb
Pb, Au
Ag, Au
Zn, Cu, Ag
Ag, Au
Pb, Co
Cu, Pb
Ag, Au
Ni, Au
Zn, Ni
Cu, Pb, Au
Cu, Pb
Ag, Au
Ni, Pd
Ag, Au
Ag, Au, Pd
Zn, Cu
Zn, Au
Ag, Au, Pd
Zn, Ni
Pb, Zn
Ag, Au
Zn, Cu, Au, Ag

BIRCH MOUNTAIN RESOURCES LTD

Figure 8.3.5-2.3: Apex Area MMI Anomalies

0 250 500 750 metres

APEX Geoscience Ltd.

EDMONTON, ABERTA MAY, 2003

LEGEND
MMI sample with 7 element anomaly
MMI sample with 6 element anomaly
MMI sample with 5 element anomaly
MMI sample with 4 element anomaly
MMI sample with 3 element anomaly
MMI sample with 2 element anomaly
MMI sample with 1 or no element anomaly
Roads
Lakes and Rivers
Surface Elevation Contours
Satellite Surface Lineaments
Airphoto Surface Lineaments
Magnetized Basement Bodies or Faults
Magnetized Basement Contacts
Magnetized Basement Faults or Contacts
Magnetized Sedimentary Bodies or Faults
N
Cu, Zn, Cd, Au
Cd, Pb
Cu, Pb, Co
Pb, Cd, Ni, Au, Co
Zn, Cu, Pb, Cd, Co, Ni
Zn, Co
Cu, Cd, Pb, Au, Co
6350000
Ag, Au, Co
Zn, Cd, Cu, Ni, Ag, Au, Co
Pb, Cu, Co, Au
Cu, Co, Cd, Au
Cd, Ni
Zn, Cd, Cu, Au, Ag, Co
Co, Pb
Au, Ag, Co
Cd, Au
476000
478000
0
250
500
750
metres
APEX Geoscience Ltd.
EDMONTON, ABERTA
MAY, 2003

BIRCH MOUNTAIN RESOURCES LTD

Figure 8.3.5-2.4: Daphne Island MMI Anomalies

462000
464000
N
6344000
6342000
6340000
Pb, Cu
Pb, Zn, Co
Au, Cu
Au, Co
Pb, Pd
Pb, Zn, Cd
LEGEND
MMI sample with 7 element anomaly
MMI sample with 6 element anomaly
MMI sample with 5 element anomaly
MMI sample with 4 element anomaly
MMI sample with 3 element anomaly
MMI sample with 2 element anomaly
MMI sample with 1 or no element anomaly
Roads
Lakes and Rivers
Surface Elevation Contours
Satellite Surface Lineaments
Airphoto Surface Lineaments
Magnetized Basement Bodies or Faults
Magnetized Basement Contacts
Magnetized Basement Faults or Contacts
Magnetized Sedimentary Bodies or Faults
BIRCH MOUNTAIN RESOURCES LTD
0
0.25
0.5
0.75
km
1.0
APEX Geoscience Ltd.
EDMONTON, ABERTA
MAY, 2003
Figure 8.3.5-2.6: Ings Island MMI Anomalies

464000
466000
N
Ag, Ni
6332000
Co, Au
Ag, Au
Pb, Cu, Ag
Ag, Au, Ni, Co
Au, Co
Ag, Au, Ni, Zn
Ag, Ni
Co, Ni
Ag, Au
Cu, Co
6334000
Ag, Ni, Cu, Zn

LEGEND

- MMI sample with 7 element anomaly
- MMI sample with 6 element anomaly
- MMI sample with 5 element anomaly
- MMI sample with 4 element anomaly
- MMI sample with 3 element anomaly
- MMI sample with 2 element anomaly
- MMI sample with 1 or no element anomaly
- Roads
- Lakes and Rivers
- Surface Elevation Contours
- Satellite Surface Lineaments
- Airphoto Surface Lineaments

BIRCH MOUNTAIN RESOURCES LTD

Figure 8.3.5-2.7: Muskeg River MMI Anomalies

0 250 500 750 metres

APEX Geoscience Ltd.

EDMONTON, ABERTA MAY, 2003

Birch Mountain Resources Ltd.

Table 8.3.5-10. Summary of precious metals results for 1997 soil survey.

Statistics	Pd (ppb)
Detection Limit	0.5
Maximum	2
Minimum	0.5
95th percentile	0.6

Soil surveys were determined to be useful for delineating geochemical anomalies (Birch Mountain, 1998b). However, in the absence of bedrock outcrop and an acceptable precious metal fire assay method it is not possible to determine whether or not the soil geochemistry anomalies detected by MMI or EL reflect potential accumulations of precious metals. Based on the significant proportion of EL samples that recorded values below detection limit, it was recommended that future soil geochemistry surveys be done using the MMI technique (Birch Mountain, 1998b). A trial MMI sampling program should be conducted over an area that includes, but extends beyond, one or more previously identified MMI soil geochemistry anomalies, to verify that the optimum sampling medium for MMI samples is the A-horizon. Although the transect method for soil sampling may be appropriate for detection of precious metals associated with interpreted basement structures, it was recommended that these samples be collected on a regularly spaced grid, or that follow-up grid sampling be conducted in areas where transect sampling detects soil geochemistry anomalies (Birch Mountain, 1998b).

Drill Core Logging, 1997

During the summer of 1997, drill core examination and sample analysis were conducted in three phases (Birch Mountain, 1998c). Phase 1 consisted of re-examination of four 1994 drill cores, phase 2 involved logging and sampling of 28 diamond drill cores drilled by Syncrude Canada Ltd. from their Aurora Oil Sands Property from 1995 to 1997, and phase 3 involved logging and sampling of 121 additional Syncrude cores. The goal of this work was two-fold: to identify zones of potentially economic precious metal mineralization by examination and sampling of drill cores and to develop geological and geochemical vectors associated with such mineralization. Logging and sampling of the cores was conducted by a consultant, Mr. G. De Paoli. A summary of the three phases of core logging is presented in Table 8.3.5-11 (Birch Mountain, 1998c).

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Table 8.3.5-11. Summary of 1997 three phase core logging program.

Survey type	Drill core sampling
Location	Syncrude's Aurora mine
Contractor	G. De Paoli
Area covered	153 drill holes
Sample type	Core samples
Sample spacing/interval	Continuous, 1 or 2 m intervals
Number of samples	1025
Sample handling	Birch Mountain/consultant

The four cores logged in Phase 1 include three cores drilled by LAC Minerals Ltd. (ATH94-01, ATH94-03, and ATH94-04) and one core drilled by Birch Mountain (AL94-01). These cores were re-logged and re-sampled to establish consistency in both lithological description and geochemical analytical methods with Phase 2 and Phase 3 drill core examinations. For each core, the top 10 metres of the Devonian section was logged and sampled, as well as approximately 5 m of the overlying McMurray Formation (Birch Mountain, 1998c). For core AL94-01, Precambrian basement rocks were also re-logged and re-sampled. Work was conducted at Birch Mountain's core lab in Calgary and these cores presently are stored in Birch Mountain's core storage facility.

Phase 2 involved logging and sampling of 28 drill cores from the Syncrude Canada Ltd. Aurora Oil Sands Property (Birch Mountain, 1998c). For each core, the entire Devonian section was logged and sampled (approximately 10-20 m) as well as a short interval of the overlying McMurray Formation. Sampling intervals averaged 1 m thick, depending on lithology. Work was conducted at Birch Mountain's core lab in Calgary and these cores presently are stored in Birch Mountain's core storage facility.

During phase 2, several types of visual alteration were documented. The types observed include sulphide mineralization and the abundance of pyrrhotite versus pyrite, the amount and thickness of sideritization, the degree of fracturing and faulting of the core, the amount and thickness of barite veinlets, and the thickness of the decalcified unit in the shales immediately beneath the sub-Cretaceous unconformity. Relative ranks, from 0 to 5, of the degrees of visible alteration were assigned to all cores logged during 1997. Determination of the visual alteration ranks allowed the immediate identification of the core as altered or unaltered (Birch Mountain, 1998c).

Phase 3 drill core examination involved logging and sampling of 121 additional cores from the Aurora Oil Sands Property (Birch Mountain, 1998c). For each core, the entire Devonian section was examined for visible alteration. In visually altered cores, three samples were collected from the top 5 m of the Devonian, including a 1 m thick immediately beneath the sub-Cretaceous unconformity followed by two 2 m thick samples that were collected to evaluate the precious

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metal content of the horizon immediately beneath the unconformity. The results would determine the importance of visible alteration and its association with potential precious metal mineralization. A geochemical characterization of lithologies was not intended and many samples included more than one lithology. The Cretaceous section was examined for alteration, including the presence of water sands or pyrite sandstone above the unconformity and selected intervals were sampled. Core logging and sampling was conducted at the McMurray Resources Research and Testing (MRRT) facilities in Fort McMurray, Alberta. Drill core was returned to the core storage facility maintained by Syncrude Canada Ltd. on site at Mildred Lake.

All samples collected were analyzed by Bondar Clegg/Intertek Testing Services, North Vancouver, British Columbia (Table 8.3.5-12) following the protocol previously outlined.

Table 8.3.5-12. Summary of analytical methods used for 1997 core logging program.

Laboratory/location	Bondar Clegg/Intertek Testing Services, North Vancouver, British Columbia
Certification	unknown
Sample preparation	Method PR-SR
Sample preparation by	Bondar Clegg
Assay & analytical	Precious metals by method FA36 (see section 8.3.5)
procedures	30 element suite by method IC30 (see section 8.3.5)
Select samples for Ba by XRF (method XR01)
Quality control measures	Bondar Clegg
Check assay	Bondar Clegg

Detailed analysis of the geochemical data from the core samples was undertaken in late 1997 to 1998; results for precious metals are included in Table 8.3.5-13 (Birch Mountain, 1998c). Maps showing the distribution of the elements associated with visible alteration (barium, calcium, iron and manganese) in the top 5 m of the Devonian were constructed and areas of intense alteration associated with these elements were outlined. These maps were compared to those showing the visible alteration rank data, permitting the identification and mapping of zones of alteration that were referred to as "alteration pods" by Birch Mountain. The alteration pods range in size up to several kilometers long on a side in the Bitumount Graben area (Birch Mountain, 1998c). Their locations were compiled on structural maps and several of these alteration pods occurred in close proximity to interpreted faults apparent in both the basement and sedimentary section and on air photos. Maps showing the distribution of precious metals (gold, silver, platinum and palladium) and other elements (arsenic, zinc, uranium, thorium, potassium and aluminum) in the top 5 m of the Devonian section were also constructed. No consistent distribution pattern associated with faults, alteration pods or location within the graben could be determined.

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Table 8.3.5-13. Summary of precious metals results for 1997 core logging program.

Statistics	Ag (ppm)	Au (ppb)	Pt (ppb)	Pd (ppb)
Detection Limit	0.5	1.0	5	1.0
Maximum	3.6	32	47	40
Minimum	0.5	1.0	5	1.0
95th percentile	0.54	1.6	5.1	1.4

Down-hole Geophysical Log Analysis

During the winter of 1997-1998, a number of down-hole geophysical logs (e-logs) obtained through co-development agreements with oil sands operators were examined briefly to determine their potential in aiding in precious metal exploration in Athabasca. Geophysical logs were routinely run by Schlumberger Canada Ltd. as part of Syncrude Canada Ltd.’s 1995 to 1997 exploration at the Aurora Oil Sands Property. The e-logs were obtained by Birch Mountain to assist in the interpretation of core logging results, to identify potentially altered zones in cores that were not visually examined, and to identify structures. Work on the e-logs began in the late part of 1997 and continued into early 1998 (Birch Mountain, 1998d).

Geophysical data collected from 10-15 metres above the sub-Cretaceous unconformity and below into the Devonian rocks provided the most useful data. Using these data, the depth to the sub-Cretaceous unconformity was determined. This enabled detailed Devonian surface structure maps to be prepared and these showed a correlation with limestone alteration patterns as well as basement structure (Birch Mountain, 1998d). Although it was recognized that the e-logs might provide additional information on alteration beneath the unconformity, no additional work was done using the e-logs at this time.

8.3.6 1998-2000 Exploration

Exploration by Birch Mountain in the period 1998 to 2000 comprised a limited amount of surface exploration, primarily bulk sampling and field checking of selected outcrop sites. Drill programs were conducted during this period, both for precious metals exploration and for diamond exploration (section 8.4). In addition to these programs, Birch Mountain conducted a wide variety of laboratory and compilation studies including SEM examinations, a structural compilation of the Athabasca region and a detailed examination of one of the precious metal prospects identified from prior exploration. Subsurface exploration included a 5 hole drilling program in 1998, additional geophysical log interpretation, logging and sampling of oil sands delineation drill cores, and a 2 hole drilling program in 2000.

Structural Compilation

A structural compilation completed in April 1998 summarized the geological and structural characteristics of the Athabasca Property with the objective to evaluate the area for the potential

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Birch Mountain Resources Ltd.

for precious metal deposits by identifying major structures and features of geological importance (Arden, 1998a). Data examined includes subcrop and subsurface geology, seismic surveys, core and well logs, aeromagnetic surveys, surface lineament interpretations and structural studies.

The geology in the southern portion of Birch Mountain's Athabasca permit area is relatively well known from river exposures and abundant drill holes but to the north and east, it is poorly defined. Stratigraphic information obtained by Birch Mountain's 1998 drilling program in this area (sections 8.3.6) moved some subcrop formation boundary locations, added detail to Devonian and Cretaceous surface structures and modified drift thickness maps (Arden, 1998a).

New data from drilling programs and from the 1997 aeromagnetic survey allowed reinterpretation of Precambrian basement and Phanerozoic structure (Arden, 1998a). The data revealed that the Precambrian surface locally had significant relief rather than the smooth surface previously interpreted, resulting from both faulting and pre-Devonian erosion (Arden, 1998a). Two topographically significant features were observed on the Precambrian surface, the Paterson High near the Marguerite River and the Bitumount Graben low northeast of Fort MacKay; these were highlighted as areas of increased structural activity and therefore sites of prospective precious metals exploration. Some basement faults are related to movement on the PRA, although some faults more likely originated during the tectonic assembly of the basement terranes and may have been reactivated during uplift associated with the PRA and later tectonic events (Arden, 1998a).

Interpretation of the new data also suggested that the tops of Phanerozoic formations were irregular. Some of the interpreted lows and highs correlated to basement irregularities indicate more recent reactivation of these older structures; one example of this is the Bitumount Graben (Arden, 1998a). Previously, the Bitumount Graben was referred to as the Bitumount Basin, a presumed restricted basin formed in response to collapse upon karsting or erosion of underlying salt formations. However, depth to magnetized basement calculations and mapping performed by Best et al. (1997) based on the 1997 aeromagnetic survey, showed that basement has been down-dropped approximately 180-200 m within this Bitumount structure. On this basis, Birch Mountain reinterpreted this structure as a graben formed upon axial collapse along the crest of the Peace River Arch. Sedimentary structures that could not be related to any basement feature were interpreted to be the result of deposition, erosion/karsting or salt dissolution collapse (Arden, 1998a).

Within the Athabasca permit area, basement and sedimentary faults are ubiquitous (Arden, 1998a). Regional scale structures such as the PRA extend over most of the study area. Smaller scale faults may be only few km to 10's of km long; recognition of these smaller faults may only be possible through the use of seismic or drill hole sections. The interpreted faults are not isolated, linear features, but instead are fault zones with discrete and variable thickness and

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variable orientations (Arden, 1998a). Many fault traces splay and bifurcate, causing local deformation and/or tilting of the sedimentary strata (Arden, 1998a).

The PRA was an important structural feature that controlled sedimentary facies and distributions as well as fault locations and ages from Precambrian time to the present. It also controls preservation and removal of sedimentary strata; lows such as the Bitumount Graben may preserve kimberlites or precious metal deposits that may have present elsewhere but have been eroded. The arch is also a zone of structural weakness that may have facilitated kimberlite eruption or precious metal-bearing brine movement (Arden, 1998a). Structures associated with the PRA continue beneath the Athabasca Basin in the northeastern part of the study area; the potential for kimberlites (and diamonds) may be high where these structures cut crust of the Archean Rae Subprovince in eastern Alberta and western Saskatchewan (Chin and Dufresne, 1997).

The data synthesized in this report suggested that the geology and structure of the Athabasca permit area are complex and highly variable on a prospect to property-wide scale (Arden, 1998a). Large to small scale faults may be important controls of fluid passage within the subsurface and therefore, may play an important role in any mineralization process (Arden, 1998a). Therefore, detailed evaluation of the local lineaments and structures in any prospective areas are necessary before beginning any drilling or surface sampling program.

Detailed Prospect Examination

During the spring of 1998, a detailed examination of the local geological and structural controls associated with the occurrence of platinum and gold in drill core from Syncrude drill hole 11-07-AE-96-10W4 was undertaken (Arden, 1998b). The purpose of the study was to choose drilling locations to test the elevated grades encountered in previous drilling (section 8.2.5).

The report summarizes the results of a subsurface geological study conducted for the "APEX prospect area" enclosing Syncrude drill hole 11-07-AE-96-10W4. Data examined included: (1) geophysical logs; (2) drill hole stratigraphy; (3) aeromagnetic survey data and seismic profile data; (4) surface lineament analysis; (5) assays and geochemistry of core samples; and (6) lithological core logs. Examination of geological and geophysical data indicate that faults exists to the west and north of Syncrude drill hole 11-07-AE-96-10W4; visual alteration evident in this drill hole is possibly associated with the faults. In addition, the alteration is marked by a distinctive conductivity anomaly in down-hole geophysical logs obtained by Syncrude Canada Ltd. (Arden, 1998b).

In summary, Syncrude drill hole 11-07-AE-96-10W4 is located on a fault-uplifted Devonian high above a buried magnetized Precambrian body (Arden, 1998b). It lies near the intersection of two post-Cretaceous fault zones and appears not to have been affected by post-Cretaceous faulting.

2003 Technical Report On The Gold Potential Of The Athabasca Property

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Precious metals mineralization detected by fire assay and SEM may be related to the position of the post-Cretaceous fault zones with respect to the magnetized basement underlying the area. Four criteria were identified as being unique to the location of Syncrude drill hole 11-07-AE-96-10W4 and may influence precious metal distribution (Arden, 1998b): (1) a fault-uplifted Devonian high; (2) a magnetized body present in the basement beneath; (3) an intersection of two post-Cretaceous fault zones; and (4) a region unaffected by pre-Cretaceous faulting. Based on theses criteria, four possible drilling targets were recommended to corroborate the results from Syncrude drill hole 11-07-AE-96-10W4.

1998 Bulk Sampling

In 1998, Birch Mountain prepared four bulk samples of visibly altered sedimentary rocks to provide samples for use in analytical method development (Birch Mountain, 2001b). All samples were approximately 50 kg and were from the Moberly Member of the Devonian age Waterways Formation (Table 8.3.6-1).

Table 8.3.6-1. Description of four bulk samples collected in 1998; locations are in UTM zone 12 and NAD 27.

Sample	Location[1]	Type	Description	Length (m)
HAR98-001	463998 E	Grab	Sideritized nodular limestone	-
	6332496 N
HAR98-002	463998 E	Grab	Blue-green clay	-
	6332496 N
BJ98-008	464143 E	Channel	Altered limestone	1.5
	6334562 N
BJ98-009	464143 E	Channel	Altered limestone	1.5
	6334562 N

1. Locations in NAD 27, UTM zone 12.

The bulk samples were submitted to Loring for (a) crushing to -0.25 inch using a jaw crusher, and (b) pulverizing to -100 mesh using a disc pulverizer (Birch Mountain, 2001b). The samples were then submitted to Bondar Clegg for standard fire assay and multi-element ICP analysis with INAA analysis run for one of the samples (Birch Mountain, 2001b). Maximum gold and palladium concentrations detected by fire assay were 3 ppb. Platinum was not detected above a lower limit of detection of 5 ppb in fire assays of each of the bulk samples (Birch Mountain, 2001b).

Replicate Bulk Sampling, 1998-1999

In late 1998 and early 1999, Birch Mountain conducted replicate bulk sampling from the locations of the original Birch Mountain bulk samples to provide additional sample material for testing purposes (Table 8.3.6-2; Birch Mountain, 2001b). Replicate samples HAR98-008 and -009 were collected by hand excavation from the same trench as original samples BJ98-008 and -

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Birch Mountain Resources Ltd.

009. Replicate samples HAR99-001 and HAR99-002 were taken from an excavated trench in a borrow pit beside Highway 63, immediately east of the bridge over the Athabasca River (Birch Mountain, 2001b). A trench approximately 4 metres wide by 6 metres long by 2 metres deep was excavated over a two day period using a D-8 cat and backhoe. Both samples consisted of 10 five gallon pails of material, or approximately 275 kg (600 pounds) of rock (Birch Mountain, 2001b). Two lithologies were sampled in the trench; HAR99-001 is from a sideritized nodular limestone 1 m thick at the base of the trench and HAR99-002 is from a blue-green clay approximately 1 m thick overlying the sideritized nodular limestone.

Table 8.3.6-2. Replicate bulk samples.

Original Sample Replicate

HAR98-001 HAR99-001 HAR98-002 HAR99-002 BJ98-008 HAR98-008 BJ98-009 HAR98-009

The bulk sample replicates were delivered to Loring and crushed to -0.25 inch with a jaw crusher. The crushed samples were returned to Birch Mountain and coned and quartered. One quarter of the crushed material was resubmitted to Loring for pulverization to -100 mesh and then returned to Birch Mountain. The returned samples were split using a riffle splitter and stored in plastic containers. The remaining crushed and pulverized material is stored in Birch Mountain's Calgary core laboratory and secure storage facilities (Birch Mountain, 2001b). Most analytical methods research and development (R&D) work conducted by Birch Mountain during 1999-2000 utilized material from these bulk samples.

1999 Chain of Custody Surface Samples

During winter 1998 and spring 1999, several surface rock samples were collected from the Athabasca Property to provide chain of custody material for the analytical methods R&D program. Eleven chain-of-custody samples were collected during May 1999, by independent contractor Strathcona Mineral Services Limited (Strathcona) of Toronto, Ontario (Birch Mountain, 2001c; von Guttenberg, 1999).

Strathcona was contracted by Birch Mountain to conduct independent sampling on the Athabasca Property and to prepare an assessment of sampling and analytical results, including precious metal assay methods currently under refinement. The 11 samples were collected to provide Strathcona with secure chain-of-custody duplicates of four bulk samples, BJ98-008, BJ98-009, HAR99-001, and HAR99-002, used by Birch Mountain in its analytical method development program (section 15; von Guttenberg, 1999).

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The samples were submitted by Strathcona to Lakefield Research Limited, Lakefield, Ontario, for sample preparation; details of the sample preparation method were not received by the Company. The samples remained under the control of Strathcona until they were directed to send the samples to an independent laboratory for independent analytical verification (von Guttenberg, 1999).

1998-1999 Winter Drilling Program

From November, 1998 to January, 1999, Birch Mountain drilled five holes to test for gold, platinum, and other anomalies hosted in Devonian limestones immediately below the sub-Cretaceous unconformity (Birch Mountain, 2001d). Drill targets selected had been identified in the detailed prospect analysis conducted in 1998 (section 8.3.5). Details on the drilling program are listed in Table 8.3.6-3.

Table 8.3.6-3. Summary of the 1998-1999 winter drilling program.

Survey type	Drill core logging and sampling
Location	Athabasca Property
Contractor (drilling only)	Layne Christianson Canada Limited
Area covered	5 drill cores
Sample type	Core and brine samples
Sample spacing/interval	Continuous, 1 m intervals
Number of samples	253
Sample handling	Birch Mountain

Four holes, BM98-01 to -04, were located in the vicinity of Syncrude drill hole 11-7-AE-96-10W4. BM98-04, a six-inch diameter core drilled 2.5 m west of drill hole 11-7-AE-96-10W4, was designed to obtain a large volume duplicate sample in the area of the gold/platinum anomaly (Figure 8.3.2-2). BM98-01, BM98-02 and BM98-03 were three-inch diameter cores drilled as 100 metre offsets east, north and southeast of Syncrude drill hole 11-7-AE-96-10W4, respectively (Birch Mountain, 2001d). These three HQ holes were cored continuously from a casing depth of approximately 10 m to between 129 and 139 m. Core of McMurray Formation oil sand in these drill holes was provided to Syncrude Canada Ltd. under a co-development agreement; Birch Mountain retained one to two metres of tar sands immediately above the limestone. BM98-04 was drilled without coring to a depth of 61.2 m and cored from 61.2 to 88.5 m (Birch Mountain, 2001d). Layne Christianson Canada Limited, the drilling contractor, retained the tar sand core from 61.20 to 69.50 m for demonstration purposes.

The fifth hole, BM98-05, was drilled on a mineral lease held under option from Tintina/NSR (Figure 8.3.2-2; Birch Mountain, 2001d). This location was selected to test for precious metals in an area with alteration, fault-related collapse, soil precious metal anomalies and shallow target depth of approximately 10 m, in the vicinity of outcrops of platinum-bearing silicified sandstone

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(Beaver River sandstone). BM98-05 was cored continuously from a casing depth of 4.60 m to a total depth of 79.30 m (Birch Mountain, 2001d).

In each of the five cores, all of the Devonian section intersected was sampled (Birch Mountain, 2001d). The three-inch cores (BM98-01, BM98-02, BM98-03 and BM98-05) were halved with a diamond saw with one half sent for analysis and one half archived at Birch Mountain's facilities in Calgary. For BM98-04, three-quarters of the core was sent for analysis and one quarter archived in Calgary.

BM98-01 to BM98-04

These drill cores intersected three main geological units: Quaternary glacial deposits, Cretaceous oil sands, and Devonian limestone (Birch Mountain, 2001d). Four of the five Members of the Waterways Formation were intersected, from top to bottom, the Moberly, Christina, Calumet and Firebag Members. Parts of the underlying Devonian Slave Point and Devonian Fort Vermilion Formations were also intersected (Birch Mountain, 2001d).

BM98-01 and BM98-04 cores display horizontal to sub-horizontal bedding angles and only minor fracturing (Birch Mountain, 2001d). BM98-03 contains bedding inclined at 10-15° to horizontal and minor to moderate fracturing throughout. BM98-02 shows the most structural disturbance with brecciation and contorted bedding over the bottom 10 m of core (Birch Mountain, 2001d).

Visual alteration was identified in all four cores, consisting of decalcification, sideritization and barite veining (Birch Mountain, 2001d). The thickness of decalcification ranges from 1.6 to 2.6 m. Sideritization of the limestone is approximately one meter thick immediately below the sub-Cretaceous unconformity. Horizontal barite veinlets up to 1 cm thick were found in a 6m thick zone extending down from the unconformity. Scattered 1 mm thick barite lenses were also observed in BM98-02, 35 m below the sub-Cretaceous unconformity.

BM98-05

This drill core intersected two main geological units: Cretaceous oil sands and Devonian limestone; no Quaternary glacial deposits were encountered (Birch Mountain, 2001d). At the top of BM98-05, between the McMurray Formation and the Devonian, was a 6.50 m thick interval of dark brown to bright green sandy shale with brecciated siderite at the base, of possible pre-McMurray (Mesozoic?) lithology (Birch Mountain, 2001d).

BM98-05 intersected the lower part of the Moberly Member, the Christina Member and the upper part of the Calumet Member (Birch Mountain, 2001d). The upper 7.15 m of the Moberly formation comprised altered limestone consisting of interbedded chalky white limestone and bright green limey shale showing evidence of soft sediment deformation and abundant fracturing.

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Birch Mountain Resources Ltd.

Moderate to abundant fracturing was observed beneath. De-calcification was indicated by bright non-calcareous green mud intervals within the mixed shale-siderite interval. At least 2.65 m of brecciated siderite was observed but the true thickness was difficult to determine due to poor core recovery. No barite veinlets were observed in BM98-05 (Birch Mountain, 2001d).

Sampling and Analysis

A total of 252 samples were collected from the five drill holes by consultants on behalf of Birch Mountain (Table 8.3.6-4). All the samples were sent to Bondar Clegg for 30 element FA/ICP-MS analysis, as described previously in section 8.3.5. No anomalous precious metal concentrations, other than silver, were detected in any of the four drill holes (Table 8.3.6-5; Birch Mountain, 2001d). This conflicts with results obtained for Syncrude drill hole 11-7-AE-96-10W4, however, these contradictory results cannot be explained.

Table 8.3.6-4. Summary of analytical procedures for 1998-1999 drilling program.

Laboratory/location	Bondar Clegg/Intertek Testing Services, North Vancouver, British Columbia
Certification	ISO 9002 registered company
Sample preparation procedure	Method PR-SR (see section 8.3.3.1)
Sample prep personnel	Bondar Clegg
Assay & analytical procedures	30 element suite by IC30 (section 8.3.3.1)
Precious metal by FA36 (section 8.3.3.1)
Quality control measures	Bondar Clegg
Check assay	Bondar Clegg

Table 8.3.6-5. Summary of precious metal analyses of core samples.

Statistics	Ag (ppm)	Au (ppb)	Pt (ppb)	Pd (ppb)
LLD	0.5	1.0	1.0	1.0
Maximum	45.2	8.0	7.0	4.0
Minimum	0.5	1.0	1.0	1.0
95th percentile	1.3	1.9	2.2	2.2

Geophysical Log Analysis, 1999-2000

Initial work using geophysical logs obtained from the oil sands operators was conducted during 1997-1998 (section 8.3.5). In 1999, the logs were re-examined to see if they could be used to locate and define areas of subsurface alteration where cores had not been logged or where the cores had been discarded (Arden, 2000; Birch Mountain, 2001e). The 1999 work concentrated on 553 logs provided by Syncrude Canada Ltd. through a co-development agreement; some of these cores had been logged and sampled during 1997 (section 8.3.5).

Logs for all previously sampled cores were examined first by comparing facies distribution and visual alteration features with the conductively induced deep phasor (CIDP) log signal, which measures conductivity (Arden, 2000). A positive inflection in the CIDP log was always present

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at the sub-Cretaceous unconformity, however three distinct types of CIDP profiles below the unconformity were recognized (Figure 8.3.6-1; Arden, 2000): (1) normal (N-type) - a single positive inflection with short vertical extent; (2) anomalous (A-type) - an N-type inflection modified by either horizontal or vertical signal extension or both; and (3) mineralized (M-type) -an A-type inflection with extreme vertical extension above an alteration threshold. The alteration threshold was determined through examination of the CIDP signal for all logged and sampled cores (Arden, 2000).

All available e-logs were classified as one of these types and their distribution was mapped. Four clusters of drill holes with the M-type CIDP profile were identified with an areal extent ranging from 1 x 1 km to 1 x 4 km, depending on drill hole spacing (Arden, 2000). Logs from Syncrude drill hole 11-7-AE-96-10W4, and the two offset holes drilled in 1998 for which logs are available, display the M-type CIDP profile (Arden, 2000). In two of these clusters, the trend of the drill holes was parallel to and associated with interpreted faults located close to the edge of the Bitumount Graben on Devonian topographic highs; the drill hole spacing in the other 2 areas precludes definite association with interpreted faults (Figure 8.3.6-2; Arden, 2000).

The N-type unconformity inflection shape on the CIDP log was interpreted to reflect decalcification of Devonian limestone during exposure and weathering of the unconformity (Arden, 2000). Decalcification at the unconformity is common to all cores examined from the Aurora Oil Sands Property (section 8.3.5) and is believed to reflect soil development on the sub-Cretaceous unconformity surface (Arden, 2000). It was found that the thickness of decalcification could be estimated accurately from the CIDP profile using the alteration threshold, but only for wells with N-type profiles. For A-type and M-type profiles, interpreted decalcification thicknesses were commonly incorrect by &#177 1.0m (Arden, 2000). Maps of decalcification thickness and confidence were constructed and areas of increased thickness of decalcification were highlighted (Arden, 2000).

The A-type and M-type CIDP profiles were interpreted to result from alteration that overprinted or modified decalcification over areas of limited extent (Arden, 2000). The occurrence of A- and M-type profiles in drill holes in small areas associated with interpreted faults implied that the process resulting in these types of profiles was localized and may be related to fluid movement along the faults (Arden, 2000). Variations in the shape of A- and M-type profiles may be due to fluid type, temporal and/or spatial variation in fluid compositions, alteration, the type, age and density of faulting, or to lithological and facies variations (Arden, 2000). The M-type CIDP profiles are interpreted to be the result of intense, longer-lived or multi-staged alteration processes than the A-type (Arden, 2000).

2003 Technical Report On The Gold Potential Of The Athabasca Property

07-02-AA-96-10W4
Ref. Unconformity
Metres
CIDP
0
(MM/M)
350
10
5
-5
-10
-15
N-type
13-03-AA-96-10W4
Ref. Unconformity
Metres
CIDP
0
(MM/M)
350
10
5
-5
-10
-15
A-type
11-07-AE-96-10W4
Ref. Unconformity
Metres
CIDP
0
(MM/M)
350
10
5
-5
-10
-15
M-type

Figure 8.3.6-1. Unconformity profiles observed in Syncrude well logs. The Devonian-Cretaceous unconformity is shown by the red line and the zone of alteration is shown by the green line.

LEGEND
N
M-type log alteration
N-type log alteration
A-type log alteration
No log alteration defined
Areas of M- & A-type log alteration concentration
Lakes and Rivers
Surface Elevation Contours
Satellite Surface Lineaments
Airphoto Surface Lineaments
Magnetized Basement Bodies or Faults
Magnetized Basement Contacts
Magnetized Basement Faults or Contacts
Magnetized Sedimentary Bodies or Faults
465000
470000
475000
6355000
6350000
6345000
0
1
2
3
km

BIRCH MOUNTAIN RESOURCES LTD

Figure 8.3.6-2: Geophysical Log Alteration Distribution

APEX Geoscience Ltd.

EDMONTON, ALBERTA

MAY, 2003

Birch Mountain Resources Ltd.

Information from the geophysical log study was integrated with other data, including geochemistry and core alteration rankings, in order to identify areas prospective for precious metal exploration. In an attempt to identify geochemical trends that might be responsible for CIDP alteration at the unconformity and beneath, all drill core samples collected from drill holes with geophysical logs were subdivided based on the style of log alteration, including unaltered, unconformity-altered and M-type-altered. However, when the geochemical analyses of samples in each of these categories were evaluated statistically, no elements could be consistently correlated to any of the alteration styles (Arden, 2000). It was thought that the lack of correlation might be due to the inclusion of samples with multiple alteration types and multiple lithologies. However, when these samples were removed from the data set and the samples reexamined, no correlation was found and no additional work was done (Arden, 2000).

During January 2000, Birch Mountain identified copper nanoparticles in decalcified and sideritized shaley limestone from immediately beneath the unconformity in drill hole BM98-04, the twin of Syncrude 11-7-AE-96-10W4 (section 20). It was thought that the copper nanoparticles might be responsible for the conductivity alteration, but no further work was done.

Well logs were also used to characterize the McMurray Formation above the sub-Cretaceous unconformity. Occurrences of water sands, shaley sands or cemented intervals were plotted on maps to investigate the relative importance of certain faults in terms of fluid flow and potential for limestone alteration. No consistent correlation was found between McMurray Formation alteration and Devonian CIDP profiles.

Oil Sands Drill Core Examinations, 1999 - 2000

During spring 1999, a total of 146 drill cores from the Aurora Oil Sands Property and from Suncor Energy Inc.'s (Suncor) Steepbank/Millennium mine sites were examined by Birch Mountain (Birch Mountain, 2001f). The work was conducted by Birch Mountain personnel at its core facility in Calgary (Table 8.3.6-6).

Table 8.3.6-6. Summary of 1999 drill core examinations.

Survey type	Drill core logging and sampling
Location	Aurora and Steepbank mines
Contractor	N/a
Area covered	146 drill cores
Sample type	Core samples
Sample spacing/interval	Continuous, 1 and 2 m intervals
Number of samples	535
Sample handling	Birch Mountain

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For each core, the entire Devonian (1-20 m thick), plus a short interval of the overlying Cretaceous stratigraphy (0-50 m), was supplied to Birch Mountain. Over 11,360 m of core were examined, with the top 5 metres of Devonian stratigraphy sampled in 1 or 2 m intervals (Birch Mountain, 2001f). Shorter or longer sampling intervals were used where necessary. Select intervals of the Cretaceous stratigraphy (McMurray Formation) were also sampled. Each of the cores was halved with a diamond saw by a contractor to the oil sands operator. Half of each core was retained by the operator and the other half was delivered to Birch Mountain. For the intervals sampled by Birch Mountain, one quarter of the core was sent for analysis and one quarter remains archived in Calgary.

A number of lithological properties were recorded for each core rather than logging them due to the relatively thin Devonian section and the large number of cores (Birch Mountain, 2001f). These lithological properties include: a description of the lithology of the lowest metres of McMurray Formation overlying the Devonian, the thickness of decalcification of the Devonian rocks below the sub-Cretaceous unconformity, and visual alteration rankings. For cores from the Steepbank/Millenium mine site, the relative degree of chalky alteration intensity was noted.

Five hundred and thirty-five samples were collected. All were analyzed using a single analytical protocol by Bondar Clegg (Table 8.3.6-7). Only a few weal precious metal anomalies were obtained. A summary of the precious metal results is given in Table 8.3.6-8.

Table 8.3.6-7. Summary of analytical procedures for 1999 core logging program.

Laboratory/location	Bondar Clegg/Intertek Testing Services, North Vancouver, British Columbia
Certification	ISO 9002 registered company
Sample preparation procedure	Method PR-SR (see section 8.3.3.1)
Sample prep personnel	Bondar Clegg
Assay & analytical procedures	30 element suite by IC30 (section 8.3.3.1)
Precious metal by FA36 (section 8.3.3.1)
Quality control measures	Bondar Clegg
Check assay	Bondar Clegg

Table 8.3.6-8. Summary of precious metal results.

Statistics	Ag (ppm)	Au (ppb)	Pt (ppb)	Pd (ppb)
Detection Limit	0.5	1.0	5	1
Maximum	3.3	13.0	16	11
Minimum	0.5	1.0	5	1
95th percentile	1.4	1.1	5.2	2.1

Geochemical data and visual alteration rankings collected from this study were incorporated into existing data sets. Maps were constructed showing the distribution of each of the visual alteration types. As the cores logged were from areas where cores had been logged in 1997, no

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new zones of concentrated visual alteration were identified in the Aurora area. Data from the Suncor mines indicated that there were several areas of concentrated visual alteration; these were highlighted as prospective areas for future precious metal exploration (Birch Mountain, 2001f).

Drill Program February-March, 2000

During February-March 2000, two drill holes, BM00-01 and BM00-02 (Figure 8.3.2-2), were drilled on the Athabasca Property to twin two holes drilled previously on the property during 1993 and 1994 (Birch Mountain, 2001g). BM00-01 is a twin of ATH94-01 (section 8.2.4), drilled by LAC in June 1994, and BM2000-02 is a twin of T2 drilled by Tintina Mines in August 1993 (section 8.2.3). The drilling was conducted to obtain additional sample material from intervals where precious metals had been observed in SEM work by both Birch Mountain and LAC/Tintina, and to provide secure chain-of-custody duplicates of these samples to Strathcona Mineral Services Ltd. of Toronto, Ontario (Birch Mountain, 2001g). Three target intervals in the twin of ATH94-01 and one target interval in the offset of T2 were selected for chain of custody sampling. To ensure that the target depth was sampled, stratigraphy was very carefully monitored during drilling and core 10m above and below the interval of interest was sampled by Strathcona in 1 m thick samples (Birch Mountain, 2001g).

Drilling was supervised by Birch Mountain until the required stratigraphic intervals and depths were reached (Birch Mountain, 2001g). Birch Mountain representatives were not present during sampling by Strathcona. Core was removed from drilling tubes and put into core boxes under the supervision of Strathcona personnel and was then transported by Strathcona to MRRT in Fort McMurray where it was cut into quarters, where it was sampled by Strathcona personnel (von Guttenberg, 2000). The chain of custody samples were then shipped to Toronto, where they remain in secure storage. The remaining 3/4 of the sampled intervals and the unsampled portions of the cores were sent to Birch Mountain's core logging facility in Calgary, Alberta.

The stratigraphy observed in both holes was identical to that documented in the original logs, so the cores were not logged in detail (Birch Mountain, 2001g). Only major stratigraphic contacts and units were noted as they were drilled primarily to recover rock sample material and not to record geological information. Cores were not sampled at this time and no analytical work was done (Birch Mountain, 2001g).

Strathcona stated that the samples could be certified to be chain of custody without access or tampering by Birch Mountain personnel (von Guttenberg, 2000). No additional analytical work has been done on these chain of custody samples or the Birch equivalents.

Scanning Electron Microscope Examinations, 1998-2000

SEM investigations from 1998 to 2000 were conducted as part of Birch Mountain's continuing investigations into the distribution and origins of microparticulate precious metals in rocks from

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the Athabasca region of northeastern Alberta (Birch Mountain, 2001h). The objectives of the SEM work were to document precious metal occurrences in rock samples and to characterize their composition and textures. Products generated in analytical experiments were also examined, including fire assay beads, fire assay slags, and flocculants generated by wet chemical techniques (Birch Mountain, 2001h). Over this period, the SEM analyses were conducted by and independent consultant Mr. G. De Paoli.

The four bulk rock samples of altered limestone of the Moberly Member of the Devonian Waterways Formation (section 8.3.6) were examined by SEM. Microparticulate gold was observed in two of the four bulk rock samples, HAR98-001 and BJ98-009 (Birch Mountain, 2001h). The base metals, lead, zinc and copper were observed in all samples. Two samples contained a nickel-phosphorous(?) phase. Other phases observed include native copper and bismuth, with iron-chromium and lead-chlorine.

Samples from Syncrude drill hole 11-7-AE-96-10W4 and an offset hole, BM98-3, were also analyzed by SEM. The SEM results showed (Birch Mountain, 2001h) that microparticulate gold particles were observed in core chip samples from both Syncrude drill hole 11-7-AE-96-10W4 (the 1.6 m anomalous platinum-gold interval from 72.0-73.6 m) and in one sample from Birch Mountain drill hole BM98-3, which was drilled 100 m from Syncrude drill hole 11-7-AE-96-10W4. Interestingly, no particles of platinum or palladium were detected by SEM examination of pulps from the 1.6 m anomalous platinum-gold intersection. Gold was the only element observed at and in the vicinity of Syncrude 11-7-AE-96-10W4; platinum and palladium were not observed in any form in the SEM studies at this location.

The absence of SEM-visible platinum combined with the fact that platinum was repeatedly detected by standard fire assay indicates that: (a) platinum must either be present as small particles whose size is less than the practical SEM lower size limit of 30-50 nanometres, exists as large rare nugget-like particles or is dissolved in other minerals; (b) the platinum-gold values in Syncrude drill hole 11-7-AE-96-10W4 probably are not caused by contamination as this would likely have been evident upon SEM examination; and (c) potentially economic concentrations of platinum can be present (i.e. 2.2-4.9 g/t) without being detected by detailed SEM examination.

X-Ray Diffraction Study, 2000

In January, 2000, a pilot study using x-ray diffraction (XRD) to determine compositions and mineralogy of rock and core samples from the Athabasca Property was conducted by consultants and staff at the GSC (Birch Mountain, 2001i). While geochemical analyses existed for the rock and core samples collected from the Athabasca Property, no systematic attempt had been made to determine the mineralogy of any of the samples.

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Fifteen powered rock samples were submitted (Birch Mountain, 2001i). The samples submitted include two bulk samples collected during 1998, one sample from Syncrude drill core 11-07-AE-96-10W4, two samples from the 1998 Birch Mountain drill program and 10 samples from oil sands delineation drill cores. The samples were analyzed by a Philips PW1700 automated powder diffraction system with a cobalt source (Birch Mountain, 2001i). The powder samples were scanned from 2 to 64° at 40KV and 30 mA and the semi-quantitative results of the minerals were calculated from the diffraction peak intensities. While the study was useful in determining the mineralogy of the samples submitted, it was recommended that in future, rock and core samples would be not be submitted as part of a normal analytical process due to time and cost constraints (Birch Mountain, 2001i).

Analytical Method Development, 1998-2000

The acquisition of information from Syncrude Canada Ltd., which showed potentially economic concentrations of platinum and gold in a 1.6 m interval from Syncrude drill hole 11-7-AE-96-10W4, (section 8.2.5), was important to Birch Mountain's evolving conceptual model of precious metals deposition on the Athabasca Property. In addition, through 1997 and early 1998, Birch Mountain's developing understanding of alteration processes showed that the mineralization in Syncrude drill hole 11-7-AE-96-10W4 was associated with a distinctive, mappable alteration comprising decalcification and sideritization accompanied by enrichment in elements such as Ba and Mn, amongst others. Birch Mountain believed that by defining the relations between precious metal anomalies and alteration patterns, its exploration success would improve, leading to the discovery of other locations enriched in gold and platinum group elements.

Unfortunately, Birch Mountain's improved ability to recognize and map alteration in drill core and outcrop from the Athabasca property has not lead to an improvement in the ability to locate and define measurable concentrations of precious metals on the property. During 1998, Birch Mountain reassessed evidence for conflicting analytical results and initiated a new search for improved assay methods. This work included in-house SEM work on precious metal microparticles in core and bulk samples, as well as testing and development of in-house and external analytical methods for precious metals.

Renewed impetus for understanding the cause of the conflicting analytical results was in part due to a new hypothesis developed to explain the unusual compositions of precious and base metal microparticles observed by SEM and the conflicting precious metal analytical data. During early 1999, Abercrombie (1999) proposed that the unusual compositions of base and precious metal microparticles might be explained by the occurrence of these metals in nanoparticulate form. The larger microparticles were proposed to be physical mixtures of the smaller nanoparticles or colloidal metals. During the spring of 1999, Birch Mountain initiated an in-house analytical methods development program based on this new theory in addition to continuing its work in

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third party laboratories, as described in Abercrombie (1999). A comprehensive discussion of the quality and reliability of these and other analytical results is presented in section 21.1.

AuRIC Metallurgical Laboratories LLC Inc., 1998-1999

Birch Mountain was introduced to AuRIC Metallurgical Laboratories LLC Inc. (AuRIC) in mid-1998 at the recommendation of Mr. B. Russell1 of American Precious Metals Inc. AuRIC's areas of specialization include precious metal refining and development of chemical and fire assay procedures for determination of gold and PGM's. Birch Mountain conducted reference checks with Kennecott, Salt Lake City, and Dames and Moore, Denver, and arranged for metallurgical consultant, Mr. D.N. Halbe, to visit AuRIC's labs. All reference checks were satisfactory.

Limestone samples were submitted to AuRIC for precious metal assays, including altered, platinum-bearing limestone from Syncrude drill hole 11-7-AE-9610 and other limestone samples with trace quantities of gold, platinum or palladium (Table 8.3.6-9; AuRIC, 1998a). The AuRIC methods were characterized by AuRIC as standard but proprietary in nature.

Table 8.3.6-9. Limestone series I, AuRIC Metallurgical Laboratories, September, 1998.

Birch ID	AuRIC ID	Description	Au g/t	Ag g/t	Pt g/t	Pd g/t
LS9808-1	0749C	Pt-bearing sample from Syncrude 11-7-	0	34.2	20.6	2.2
		AE-9610 diluted 50:50 with silica gel
		blank
		*recalculated to 100%	0	68.4	41.2	4.4
LS9808-2	0750C	BMD pulp 1992; undiluted	0.1	36	8.2	12.2
LS9808-3	0751C	BMD pulp 1997; undiluted	<0.1	42.3	14.8	13
LS9808-4	0752C	BMD pulp 2027; undiluted	<0.1	38.8	2.95	18.2
LS9808-5	0753C	BMD pulp 2165; undiluted	0.12	41.1	16.41	18.04
LS9808-6	0754C	BMD pulp 2715; undiluted	0.14	40.43	16.23	12.38

The assay results from the submitted series of altered limestone samples (Series I) are shown in Table 8.3.6-9 (AuRIC, 1998a). The results indicated that samples of altered limestone with low but anomalous concentrations of precious metals of up to 2-5 g/t precious metals by standard fire assay analytical techniques could potentially yield platinum values ranging from 2.95 up to 41.2 g/t.

In an attempt to verify AuRIC's findings, a further test involving one of the samples in limestone series I was initiated. Coarse rejects from a limestone intersected at the base of an oil sands drill hole, Birch pulp 2715, was retrieved from sample storage, crushed to -100 mesh and a portion

1 Mr. Brian Russell is a private consultant based in South Africa. His experience includes 19 years with the Council for Mineral Technology of South Africa and 12 years as Director of the South African Minerals Bureau.

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sent to AuRIC for assay. Limestone series II assay results are shown in Table 8.3.6-10 (AuRIC, 1998b). The results of the second series of limestone tests (Series II) were much lower relative to the first test, as AuRIC appeared to be unable to corroborate previous results showing high levels of platinum and palladium in pulp 2715 (Table 8.3.6-10). However, the results can be considered significant in that they did demonstrate and perhaps confirm the presence of anomalous concentrations of gold, silver and palladium.

Table 8.3.6-10. Limestone series II, AuRIC Metallurgical Laboratories (AuRIC, 1998b).

Birch ID	Lab ID	Description	Au (g/t)	Ag (g/t)	Pt (g/t)	Pd (g/t)
Pulp 2715	0742A	Fire assay r1	0.66	3.83	0.00	1.73
Pulp 2715	0743A	Fire assay r2	0.58	4.20	0.00	1.70
Pulp 2715	0744A	Fire assay r3	0.41	3.92	0.00	1.43
Pulp 2715	0745A	Fire assay r4	0.88	4.60	0.00	1.91
Pulp 2715	0746A	Fire assay r5	0.83	4.55	0.00	1.91
Pulp 2715	0747A	Fire assay r6	0.41	3.85	0.00	1.07
Pulp 2715	0748A	Fire assay r7	0.56	4.70	0.00	1.90
Pulp 2715	0749A	Fire assay r8	0.34	4.07	0.00	0.87
Pulp 2715	0750A	Fire assay r9	0.88	4.66	0.00	1.88
Pulp 2715	0751A	Fire assay r10	0.71	4.10	0.00	0.94
		Average	0.63	4.25	0.00	1.53
		RSD	30%	8%		26%
Pulp 2715	0777C	Chemical assay r1	0.89	4.55	0.00	2.00
Pulp 2715	0778C	Chemical assay r2	0.89	4.60	0.02	1.95
Pulp 2715	0779C	Chemical assay r3	0.88	4.60	0.02	1.43
Pulp 2715	0780C	Chemical assay r4	0.70	4.09	0.00	1.07
Pulp 2715	0781C	Chemical assay r5	0.39	4.09	0.01	0.98
Pulp 2715	0782C	Chemical assay r6	0.48	4.05	0.00	0.88
Pulp 2715	0783C	Chemical assay r7	1.07	5.11	0.01	1.05
Pulp 2715	0784C	Chemical assay r8	0.82	4.70	0.00	1.38
Pulp 2715	0785C	Chemical assay r9	0.83	4.65	0.00	1.38
Pulp 2715	0786C	Chemical assay r10	0.80	4.18	0.00	1.29
		Average	0.78	4.46	0.01	1.34
		RSD	25%	7%	133%	27%
Pulp 2715	0221LT	Leach test r1	0.62	4.25	0.01	1.43
Pulp 2715	0222LT	Leach test r2	0.81	3.98	0.00	1.11
Pulp 2715	0223LT	Leach test r3	0.77	4.30	0.01	1.15
		Average	0.73	4.18	0.01	1.23
		RSD	14%	4%	87%	14%

An attempt was made to assess the accuracy and precision of AuRIC's analytical protocols. A series of QC samples were run and included one blank and two reference materials (standards). Results suggest problems in AuRIC's assay procedures (Table 8.3.6-11; AuRIC, 1998b). In particular, the presence of gold in the blank (QC9808-1) indicates a possible gold contamination problem. In the end, the QC series results indicated that future work at AuRIC should be accompanied by further blind QC testing against reference materials and blanks.

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Table 8.3.6-11. QC sample series, AuRIC Metallurgical Laboratories (AuRIC, 1998b).

Birch ID	AuRIC ID	Description	Au (g/t)	Ag (g/t)	Pt (g/t)	Pd (g/t)
QC9808-1	0740A	Silica gel blank (contaminated)	0.27	0.00	0.00	0.00
QC9808-2	0741A	20% MA-1b: 80% silica gel	4.30	1.80	0.70	0.85
QC9808-3	0742A	20% PTC-1a: 80% silica gel	0.00	1.80	0.30	1.71
QC9808-2		Predicted value, no contamination	3.40	0.80	n.a.	n.a.
		Predicted value with contamination	3.62	0.80	n.a.	n.a.
	0741A	As determined by AuRIC	4.30	1.80	0.70	0.85
		Variance	18.8%	55.5%
QC9808-3		Predicted value, no contamination	0.26	11.20	0.54	0.90
		Predicted value with contamination	0.48	11.20	0.54	0.90
	0742A	As determined by AuRIC	0.00	1.80	0.30	1.71
		Variance (g/t)	100%	83.9%	44.4%	90%

Despite the recognition of a possible low level gold contamination problem, further testing of two of Birch Mountain's surface bulk samples BJ98-008 and BJ98-009 was conducted at AuRIC. Earlier analytical work on splits from these two surface bulk samples conducted at Bondar Clegg yielded concentrations of less than 5 ppb for gold, platinum and palladium. A 500 g spilt of each of the bulk samples was submitted to AuRIC for assay (AuRIC, 1998c). The results of these assays are given in Table 8.3.6-12. The bulk samples were analyzed in duplicate by fire assay and chemical assay. Agreement between duplicate runs is good and agreement between fire and chemical assay of the same sample are generally acceptable (AuRIC, 1998c). Although the precious metal concentrations are relatively low compared to limestone series I results, there is much more consistency between assays. In addition, reference material standards reported by AuRIC were accurate within analytical error (Table 8.3.6-12). However, the results reported by AuRIC for the two bulk samples are in complete contradiction with the standard fire assay results reported by Bondar Clegg in earlier test analytical work on the two bulk samples.

Birch Mountain's conclusion was that although interesting, corroborating AuRIC's results by an independent Canadian analytical facility was required before pursuing additional testing at AuRIC. Birch Mountain and AuRIC were unable to come to an agreement on how to proceed with independent testing and as a result Birch Mountain ceased work at AuRIC until late 2001.

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Birch Mountain Resources Ltd.

Table 8.3.6-12. 1998 bulk samples, AuRIC Metallurgical Laboratories (AuRIC, 1998c).

Birch ID	AuRIC ID	Description	Au (g/t)	Ag (g/t)	Pt (g/t)	Pd (g/t)
BJ98-008	0834A	Fire assay r1	6.00	2.95	0.78	0.17
BJ98-008	0838A	Fire assay r2	6.00	2.75	0.75	0.17
BJ98-008	0789C	Chemical assay r1	6.21	2.07	0.80	0.43
BJ98-008	0793C	Chemical assay r2	6.13	2.00	1.21	0.48
		Average	6.09	2.44	0.89	0.31
		RSD	1.70%	19.59%	24.59%	53.06%
BJ98-009	0835A	Fire assay r1	3.32	2.99	0.19	0.17
BJ98-009	0839A	Fire assay r2	3.27	3.02	0.17	0.16
BJ98-009	0790C	Chemical assay r1	3.33	2.13	0.23	0.51
BJ98-009	0794C	Chemical assay r2	3.29	2.38	0.44	0.66
		Average	3.30	2.63	0.26	0.38
		RSD	0.83%	16.92%	48.23%	66.70%
HAR98-001	0836A	Fire assay r1	1.20	3.03	0.07	0.69
HAR98-001	0840A	Fire assay r2	1.22	3.00	0.08	0.66
HAR98-001	0791C	Chemical assay r1	1.34	2.21	0.12	0.78
HAR98-001	0795C	Chemical assay r2	1.30	2.24	0.20	0.81
		Average	1.27	2.62	0.12	0.74
		RSD	5.22%	17.42%	50.29%	9.72%
HAR98-002	0837A	Fire assay r1	2.80	3.10	2.15	1.78
HAR98-002	0841A	Fire assay r2	2.68	2.98	2.22	1.76
HAR98-002	0792C	Chemical assay r1	2.78	2.46	2.55	3.11
HAR98-002	0796C	Chemical assay r2	2.95	2.20	3.15	3.00
		Average	2.80	2.69	2.52	2.41
		RSD	3.98%	15.88%	18.13%	30.81%
CCRM Ma-2b	0842A	Fire assay r1	2.33	N/A	<.01	0.00
CCRM Ma-2b	0843A	Fire assay r2	2.34	N/A	<.01	0.00
		Average	2.34
		Certified	2.39
		Deviation	2.09%
CCRM Ma-3	0797C	Chemical assay r1	7.67	N/A	<.01	0.01
CCRM Ma-3	0798C	Chemical assay r2	7.66	N/A	<.01	0.00
		Average	7.67
		Certified	7.49
		Deviation	2.40%

Maxam Gold Analytical Laboratory, 1998-2000

Birch was introduced to Maxam Gold Corporation in fall, 1998. At this time, Maxam was actively exploring for gold in Arizona where it had a fully functional assay and extractive metallurgical laboratory that it had purchased from Barrick Gold when production ended at the Mercur gold mine in Utah. One of Barrick's retired metallurgical staff from Mercur, Mr. M. Cooley, was engaged as a consultant to Maxam Gold. American Precious Metals (APM; Brian Russell) determined that Maxam had strong capabilities in metallurgical testing and as such would

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Birch Mountain Resources Ltd.

be ideal in conducting some research assay testing of Birch Mountain's samples. Maxam's goal in conducting this research was to demonstrate to Birch Mountain, as a potential customer, that their proprietary hyper-oxidative chlorine-bromine (Cl-Br) leach was effective in recovering gold.

The work done at Maxam was primarily directed at developing three independent methods of generating a consistent gold head grade (total gold content), with at least one method delivering metal-in-hand. Work initially focused on Birch Mountain bulk sample HAR98-001 (sideritized limestone), but its high iron content proved to be difficult to work with; results are shown in Table 8.3.6-13 (Maxam, 1998). The Maxam data show that the majority of gold contained in this sample may not be extractable using the Cl-Br leach method but that once this method has been run, some or all of the contained gold becomes measurable by fire assay.

Table 8.3.6-13. Bulk sample HAR98-001, assay, acid digest and oxidative leach results (Maxam, 1998).

Method	Runs	Mass	Fraction Analyzed	Analytical Method	Gold (opt)	Gold (g/t)
Multi-acid digest, direct AA	8	10 g	Solution	AA	0.45-0.60	15.4-20.6
Multi-acid digest, amyl acetate	2	10 g	Extracted	AA	0.15,	5.1, 6.2
extraction, AA			solvent		0.18
Cl-Br leach	1	300 AT	Solution	AA	0.05	1.7
		8.75 Kg	Solution	Chiddey/FA	0.008	0.27
			Tails	FA	1.04	35.7
Cl-Br leach	2	10 AT	Tails	FA	0.28,	9.6, 3.8
		291.67 g			0.11
Fire assay	4	14.6 g	Head	FA	0.125	4.3
Fire assay	4	14.6 g	Cl-Br tails	FA	0.140	4.8

To alleviate problems encountered in working with the high iron content of sample HAR98-001, Birch Mountain supplied Maxam with approximately 40 kg of bulk sample BJ98-008, which was used in subsequent work. Mr. Cooley's work focused on three methods: (a) fire assay; (b) aqua regia digestion; and (c) superoxidative chlorine-bromine (Cl/Br) leaching. Table 8.3.6-14 presents information reported by Mr. Cooley regarding gold contents in sample BJ98-008. Mr. Cooley reported that gold was physically recovered and confirmed by AA analysis of the Cl/Br leach products. Birch Mountain also confirmed by SEM that a bead derived from an aqua regia digest of bulk sample BJ98-008 was gold (Abercrombie, 1999).

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Table 8.3.6-14. Sample BJ98-008, gold assay and extraction (Maxam, 1999).

Method	Runs	Mass	Fraction Analyzed	Analytical Method	Gold (opt)	Gold (g/t)
Fire Assay	4	14.6	Head	AA	0.08	2.7
Aqua regia	1	10 AT	Oxalic acid	FA	0.123	4.2
digest		291.67 g	Precipitate
Cl-Br Leach	1	300 AT	Solution	Chiddey/FA	0.34	12.0
		8.75 kg	Tails	FA	nil	nil

In early 2000, Maxam Gold conducted additional tests of its hyperoxidative Cl-Br leach process at Mountain States R&D International using sample BJ98-008 (Maxam, 2000). Analytical certificates show that gold and palladium were detectable in AA solution analyses, but could not be recovered by Chiddey precipitation (Zn displacement reaction; Maxam, 2000).

Despite the impressive gold values recorded for Birch Mountain bulk samples HAR98-001 and BJ98-008, work on these samples was stopped when it became clear that the methods employed by Maxam did not yield reproducible results; i.e., the three-way corroboration sought by Mr. Cooley could not be achieved. As a result, Mr. Cooley was unable to recommend that further bulk leach tests be carried out.

In discussions with Birch Mountain, it became apparent that the results obtained by Maxam did not conform to normal metallurgical concepts. The 10 AT (assay ton) test (291.67 g example in Table 8.3.6-14), which was conducted using aqua regia proved to be highly instructive. Although the aqua regia digest solution reported gold when tested by flame-AA, Mr. Cooley reported that the gold could not be extracted from the solution by either MIBK extraction or Chiddey precipitation. These results strongly implied that the gold was not present in solution in an ionic form. Gold eventually was recovered from solution using a modified procedure involving centrifuging the aqua regia digest solution to recover colloidal material. By digesting this material in HF, drying, then bringing up the residue in dilute HCl and treating with oxalic acid, a 0.123 opt metallic gold bead was obtained. These results were interpreted as supporting Birch Mountain's proposal that gold was present in these solutions in nanoparticulate and/or colloidal form (Abercrombie, 1999).

EnviroGold Technologies Inc., 1999

Work conducted by EnviroGold included testing of selected Birch Mountain 1998 bulk samples using a proprietary batch leach process developed by EnviroGold and a series of fire assay and chemical analyses for precious metals (EnviroGold, 1999). Analytical support for the large scale tests was provided by Cantech Laboratories Inc., Calgary, AB. International Metallurgical and Environmental Inc. (IME) out of Kelowna, B.C. provided analytical support for fire and chemical assays. Gold and PGMs were not recovered in the batch leach tests performed by EnviroGold, therefore this work was halted. However, EnviroGold provided splits from the four 1998 bulk

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samples to IME, who subsequently conducted precious metal analyses by aqua regia digestion followed by an AA finish. The IME work yielded nil results with the exception of sample BJ98-008, which yielded 0.08 g/t gold and 11 g/t platinum (EnviroGold, 1999). The IME results for BJ98-008 are in complete contradiction with the earlier Bondar Clegg work but they grossly corroborate some of the AuRIC and Maxam work conducted by Birch Mountain. The IME results for the other three bulk samples corroborate the earlier Bondar Clegg work are in contradiction with the AuRIC work.

In-House Analytical Methods R&D, 1999

During the spring of 1999, Birch Mountain initiated an in-house analytical development program to investigate methods for analysis of potential colloidal (nanoparticulate) precious metals that were proposed to exist in rocks from the Athabasca Property. The test work was carried out in Birch Mountain's facilities in Calgary while most of the analytical work was carried out using commercial laboratories and analytical facilities available at the Department of Geology, University of Calgary. Birch Mountain installed a Varian flame atomic absorption instrument with a graphite tube atomization system (graphite furnace) in its laboratory in January, 1999.

The results of tests carried out at Birch Mountain's laboratory were published in a news release (Birch Mountain, 1999b) and are described below. Much of the work done produced either negative results or results that could not be repeated reliably and the results presented below are restricted to results generated by external labs. Under National Instrument 43-101 of the Canadian Securities Regulators and pursuant to an agreement with the TSX Venture Exchange, Birch Mountain are unable to release any results of its in-house laboratory work until they have been independently verified.

Thermal annealing: Thermal annealing experiments were conducted to test whether such a process could render the metals detectable by normal analytical methods, based on the possible occurrence of precious metals as amorphous nanoparticulate materials. Five one assay ton (29.167 g) splits of bulk sample BJ98-008 were heated in a muffle furnace to 800°C for periods between 1 and 10 hours, then sent to Loring Laboratories for fire assay (Birch Mountain, 1999b). All samples reported less than 5 ppb gold, platinum and palladium except for one sample which reported 34 ppb gold (Birch Mountain, 1999b).

Acid Digestion with Atomic Absorption and Fire Assay Finish: A series of tests involving acid digestion (hydrochloric acid, nitric acid, aqua regia) was carried out to investigate the possibility of liberating nanoparticulate gold and platinum (Birch Mountain, 1999b). Various post-treatments including addition of sodium hydroxide, NaCl, alum, gelatin and oxalic acid to precipitate metals and/or coagulate colloidal (nanoparticulate) metals were tested. Precipitates were digested in HF to destroy colloidal silica prior to fire assay. Direct atomic absorption analyses produced erroneously high readings due to interference from light scattering produced

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Birch Mountain Resources Ltd.

by high calcium in the solutions. Fire assay of run products detected up to 0.08 g/t gold, <0.005 g/t platinum and 0.010 g/t palladium in bulk sample BJ98-008 (Birch Mountain, 1999b).

Hydrofluoric acid digest of treated and untreated samples: Birch Mountain bulk samples were digested in HF prior to fire assay to dissolve carbonates and remove any potential complications from colloidal silica. Pre-treatment involved processing the samples with a deflocculant (trisodium phosphate), NaCl and an oxidant (sodium metabisulphite). The samples were provided to Loring for fire assay (Birch Mountain, 1999b). Untreated samples gave up to 0.064 g/t gold, 0.118 g/t platinum and <0.005 g/t palladium (Birch Mountain, 1999b). Treated splits of sample BJ98-008 gave up to 0.593 g/t gold, 0.132 g/t platinum and 0.065 g/t palladium by fire assay, although there is a possibility that this result may have been due to contamination due to spillage from a crucible in the muffle furnace (Birch Mountain, 1999b).

Acid Digest, Chiddey precipitation with fire assay finish: Samples were prepared following the method used by Maxam Gold (section 8.3.6). The samples were digested for three days in an ambient temperature aqua regia digest, diluted filtered and centrifuged to recover the colloidal fraction. This fraction was digested in hydrofluoric acid to destroy colloidal silica and/or clays, then reducible metals were collected by a zinc displacement reaction (Chiddey precipitation), prior to fire assay. The solutions were sampled prior to Chiddey precipitation and run by direct atomic absorption analysis at the University of Calgary. Fire assay results detected up to 0.060 g/t gold in four of five samples run, none contained detectable platinum and one sample contained 0.427 g/t palladium (Birch Mountain, 1999b).

Acid digest, alkaline bottle roll and activated carbon collection: The occurrence of base and precious metals in microparticulate form was interpreted to indicate the occurrence of these metals in nanoparticulate form. A series of experiments were designed to solubilize the precious metals by peptizing (redispersing) the nanoparticulate precious metals and collecting them on activated carbon. The samples were digested in hydrochloric acid or aqua regia with and without salt, then transferring to a bottle and rolling for a 12 hour period (Birch Mountain, 1999b). The samples were then diluted and pH was raised to approximately 9 in an attempt to disperse any precious metal nanoparticles liberated during the bottle roll. The samples were stripped in a column loaded with activated carbon. The carbon was sent to Loring for ashing followed by fire assay analysis. Variable results were obtained. The best results gave values of 1.01, 1.90 and 0.558 g/t palladium in one sample with trace amounts of gold and platinum in two of the three samples (Birch Mountain, 1999b). These results could not be reproduced despite repeated attempts. Furnace contamination during fire assay is a possibility although Loring, when queried about this possibility, stated that contamination was unlikely.

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8.4 Diamond Exploration 1997-2002

Birch Mountain's Athabasca and Birch Mountain properties both have potential for the discovery of kimberlites and diamonds as discussed in some detail by Chin and Dufresne (1997). High resolution airborne magnetic surveys, limited indicator mineral sampling, ground geophysical surveying and limited drill testing have been conducted at both properties, however, no kimberlites have been intersected to date. A complete review and evaluation of the diamond potential of these two properties is beyond the scope of this report and should be covered in a separate report. As such a brief summary of the prior diamond exploration conducted at each property is presented below.

Prior to 1997, no diamond exploration had been conducted by Birch Mountain on their properties in northern Alberta. Limited and widely spaced till and stream sediment sampling programs had been conducted by the Alberta Geological Survey over portions of the property (Dufresne et al., 1996; Chin and Dufresne, 1997). These programs had resulted in the discovery of several excellent indicator minerals from sites in the Caribou Mountains, the Birch Mountains and the Athabasca region (Dufresne et al., 1996; Chin and Dufresne, 1997). Two samples in the Caribou and one from the Birch Mountains region contained excellent diamond indicator minerals (Chin and Dufresne, 1997). In the Athabasca Property, 17 of the 36 samples collected yielded indicator minerals of interest in 2 distinct trends (Chin and Dufresne, 1997).

8.4.1 Diamond Exploration: Athabasca Property 1997-1998

Diamond exploration by Birch Mountain was undertaken on the Athabasca Property in 1997 through a joint venture agreement with Lytton Minerals; this exploration included a diamond potential evaluation study including a review of the prior HRAM survey, selection of potential kimberlite targets, field mapping support for target selection and several ground and aeromagnetic surveys.

Diamond Potential Evaluation and Target Selection, 1998

In September, 1997, Birch Mountain contracted APEX Geoscience to undertake a study of 1997 aeromagnetic survey and other data to evaluate the diamond potential of its Athabasca Property (Chin and Dufresne, 1997). The 1997 high resolution aeromagnetic survey indicated the presence of many strong linear northwest and northeast trending basement structures that were likely reactivated during periodic reactivation of the PRA. The report concluded that Birch Mountain's permit areas were underlain by favourable geological and tectonic framework with moderate to high potential to host kimberlite pipes (Chin and Dufresne, 1997). The likelihood for discovery of kimberlites or related intrusions on the Athabasca property was deemed to be higher because of the position of the permits with respect to the PRA, the identification of multiple magnetic anomalies that could be related to shallow intrusive bodies in the sediments and the discovery of

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several indicator minerals in samples within or down-ice from the permits (Chin and Dufresne, 1997). A three phase follow-up exploration program was recommended for Birch Mountain's property (Chin and Dufresne, 1997).

In January, 1998, APEX and GEDCO were contracted to undertake a comprehensive examination of the Athabasca aeromagnetic survey to identify additional potential kimberlite targets (Birch Mountain, 2000b). APEX and GEDCO identified over 200 magnetic anomalies from which seventy-two were selected for detailed examination of leveled and culturally edited aeromagnetic line profiles. These 75 anomalies were prioritized yielding 10 high priority anomalies, 24 medium priority anomalies, 32 low priority anomalies, 5 subgrade anomalies and one reject anomaly (Birch Mountain, 2000b).

Eight magnetic anomalies were selected as drill targets for further kimberlite exploration. Field operations began in latest January and ended in latest March, 1998 (Birch Mountain, 2000a). The field program comprised two parts: (1) verification of the location and character of magnetic anomalies picked from the airborne magnetometer survey by ground and air magnetic surveys; and (2) drilling of bona fide anomalies.

Ground Magnetic Surveys of Kimberlite Targets, 1998

Ground geophysical exploration was conducted on ten magnetic anomalies on the Athabasca Property approximately 90 km north of Fort McMurray during spring, 1998 (Birch Mountain, 2000a). The aim of these surveys was to identify anomalies that could be the result of shallow kimberlitic diatreme features and thus provide viable targets for a drilling program. The use of ground magnetic surveying proved to be useful in defining the plan view, extent and relative magnitude of anomalies initially located by airborne surveys. Ground magnetic surveys were conducted by Komex International, Ltd. and by Birch Mountain Resources, Ltd (Kellett et al., 1998; Birch Mountain, 2000c).

Komex International, Ltd. investigated nine of the anomalies (Kellett et al., 1998). Seven of the nine sites were investigated using 8-10, 1000m survey lines laid out in a grid pattern centered over the anomalies. In areas of dense vegetation, the lines were cut prior to the survey in order to allow easy access. Two sites, located in remote sections of the field area, were approached by helicopter; on these two grids, only two perpendicular lines centered over each anomaly were surveyed (Kellett et al., 1998).

Instrumentation for the Komex survey consisted of two identical GSM-19 Overhauser magnetometer/ gradiometers (Kellett et al., 1998). One instrument was set up as a base station on or near the grid to monitor variations in the geomagnetic field due to diurnal changes and magnetic storms and the second instrument was used by an operator walking the survey lines. Total magnetic field and vertical magnetic gradient data were acquired by the roving instrument.

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Birch Mountain conducted a ground magnetic survey over an additional anomaly (Birch Mountain, 2000c). This survey was performed using a Gem Systems GSM-19 Overhauser Magnetometer with the detector mounted on a 6 foot high aluminum rod. Unlike the Komex surveys, no grid was cut due to time constraints (Birch Mountain, 2000c).

1998 Kimberlite Target Drill Program

Six of the eight top priority magnetic anomalies for diamond exploration were drilled in eight drill holes during spring, 1998 (Figure 8.3.2-2; Birch Mountain, 2000d). A total of 93 kilometres of line was cleared and three ice bridges were constructed during drilling operations.

Lithological logs obtained from the six cores drilled identify only the major geological formations and members; detailed lithological descriptions are provided only where warranted (Birch Mountain, 2000d). For the most part, the lithologies and unit thicknesses that were intersected are consistent with regional geology.

No kimberlites were intersected by the drilling program and, in general, no explanation was obtained for the magnetic anomalies being drill tested. Significant structure was identified in 5 drill cores (Birch Mountain, 2000d). The age of the structural disturbance is primarily post-Devonian, sub-Cretaceous, with some post-Cretaceous disturbance as well. No deformation of Quaternary sediments was observed.

8.4.2 Diamond Exploration: Birch Mountains Property, 1999-2002

An aeromagnetic survey was conducted over the Birch Mountains property with follow-up ground work during 1999 and 2002 consisting of ground geophysical surveys and drill testing.

Birch Mountains Airborne Magnetic Survey, 1999

In January, 1999, Brougham Geoquest Ltd., Calgary, Alberta, flew an airborne magnetic survey over Birch Mountain's permits in the Birch Mountains to identify possible kimberlitic intrusive bodies (Birch Mountain, 2001j). The decision to fly the survey was made partially on the basis of its location; this property is adjacent and to the north of the Blue Diamond/Montello joint venture property, which hosts at least two diamondiferous kimberlites. A total of 4,000 survey line kilometers was flown on an E-W spacing of 100 metres and a N-S spacing of 900 metres (Birch Mountain, 2001j).

Examination of the airborne magnetic data showed a number of anomalies with magnetic signatures similar to those exhibited by kimberlites discovered by the Ashton/Encana/Pure Gold joint venture in the Buffalo Head Hills (Birch Mountain, 2001j). The nine most significant targets identified are clustered along northeasterly trending lineaments and are located within subcrop

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areas of Upper Cretaceous Smoky Group marine shales (Birch Mountain, 2001j). Glacial till thickness across the property is estimated to be less than 50 metres and underlying shales of the Shaftsbury Formation outcrop in the northern part of the permit block.

Diamond exploration on the Birch Mountains Property during 2001-2002 was conducted under an agreement between Birch Mountain, Shear Minerals Ltd. (Shear) and Marum Resources Inc. (Marum). Using the aeromagnetic data previously collected for the Birch Mountains Property in 1999 (section 8.4.2), 18 magnetic anomalies of interest were identified. On behalf of Shear and Marum, APEX conducted a work program consisting of ground magnetic surveys and diamond drilling (Turner, 2002). The work was completed between January 27 and February 23, 2002. Once the ground magnetic surveys were completed, diamond drill testing was conducted on three of the magnetic anomalies (Turner, 2002). A total of 343.2 m was completed in three holes that tested three anomalies (Turner, 2002). No kimberlites were intersected; core logs are included in Turner (2002). No additional work is planned.

8.7 Historical Mineral Resource and Reserve Estimates

No historical mineral resource or reserve estimates have been calculated for the property.

8.8 Production

No precious metals production is known from the property.

At present, Devonian limestone is being quarried from beneath Suncor's Millenium/Steepbank mine pits, in leases 9499010002 and 9400100006. The limestone aggregate is used for both in-pit mine road construction and flue gas desulphurization purposes by Suncor. The amounts removed are summarized in table 8.8-1.

Table 8.8-1.

Summary of limestone extracted from Birch Mountain leases 9499010002 and 9400100006 by Suncor.

Production Year	Limestone Extracted (tonnes)
2003 - Q1	231,420
2002	2,356,741
2001	1,226,736
2000	109,898

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9.0 GEOLOGICAL SETTING

The Athabasca permit area is underlain by Precambrian Basement and Phanerozoic rocks of the Western Canada Sedimentary Basin (Figure 9-1). The Precambrian basement is exposed in the extreme northeast of the permit area and is overlain by a southwest thickening wedge of gently westward dipping Phanerozoic sedimentary rocks. The information summarized in this section is from Dufresne et al. (1994), Cotterill and Hamilton (1995) and Birch Mountain Resources Ltd. lithological core logs of drill holes in the study area.

9.1 Precambrian Basement

Precambrian basement underlies all of the Athabasca permit area and outcrops at surface in the northeastern part of the province; the nearest exposure to the Athabasca Property is east of the Athabasca River in the vicinity of the Marguerite River.

Crystalline basement comprises both an Archean craton to the east (Rae Subprovince) and an Early Proterozoic mobile belt in the west (Taltson Magmatic Zone); the subdivision of these is based primarily on government aeromagnetic data. The Taltson Magmatic Zone has been dated to between 1.932 to 1.975 Ga (Ross et al., 1989; McNicholl et al., 1993; Villeneuve et al., 1993).

Precambrian rocks outcrop at the Paterson High in the Marguerite River area and further to the northeast; these rocks include Archean granite, gneiss and mafic igneous rocks and Paleoproterozoic metasediments. At least three Archean lithological subdivisions can be made (Dufresne et al., 1994): (1) granitoid rocks; (2) mafic meta-igneous rocks; and (3) strongly mylonitic rocks. Paleoproterozoic age metasediments are found only in drill core obtained from the northeastern part of the study area; similar rocks are exposed in northwestern Saskatchewan (Tremblay, 1961). These have been metamorphosed to granulite grade with superimposed retrograde amphibolite to greenschist facies metamorphism (Abercrombie, 1996).

Middle Proterozoic metasediments of the Athabasca Basin are exposed to the northeast of the map area. The Athabasca Basin is 400 km long east to west and 200 km wide and occupies an area of 80,000 km2 in Saskatchewan and Alberta (Wilson, 1985a). It comprises flat-lying Athabasca Group sediments up to 1255 m thick that unconformably overlie crystalline basement (Wilson, 1985a). The Athabasca Group consists of poorly to well sorted, clay-rich sandstones, siltstones and mudstones intercalated with conglomerates; conglomerates are more common at the base of the section (Hoeve et al., 1980). These units were deposited in predominantly fluvial environments, with minor nearshore marine facies rocks (Wilson, 1985a).

2003 Technical Report On The Gold Potential Of The Athabasca Property

15a
12b
16b
15a
16b
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16b
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17a
N

LEGEND

Birch Mountain Permits

Birch Mountain Leases

Roads

Lakes and Rivers

LaBiche Formation: dark grey shale and silty shale, ironstone partings and concretions; thin fish scale-bearing silty beds in lower part; marine

Shaftesbury Formation: dark grey fish scale-bearing shale, silty in upper part; numerous nodules and thin beds of concretionary ironstone; bentonite partings; interbedded locally in lower part with thin silty and sandy intervals; marine

Grand Rapids Formation: fine grained quartzose and feldspathic sandstone, laminated siltstone and silty shale; thin coaly beds, deltaic to marine

Clearwater Formation: dark fossiliferous silty shale, laminated siltstone, fine grained cherty sandstone; glauconitic sandstone (Wabiskaw Member) near base; marine

McMurray Formation: cross-bedded quartzose sandstone and siltstone; oil-impregnated; grey silty shale interbeds in upper part; deltaic

Waterways Formation: grey and greenish-grey shale and argillaceous limestone units alternating with grey and greyish-brown fine grained and clastic limestone units; marine

Slave Point Formation (Caribou Member): grey and brown fine to medium grained limestone and dolomitic limestone; minor shale, gypsum; marine

Middle Devonian (undivided) includes La Loche/McLean River Formation: sandstone and shales; Methy Formation: brown and buff massive porous dolomite, brown to grey thin-bedded dolomite, dolomitic limestone, minor anhydrite and gypsum; leached Prairie Formation: gypsum, anhydrite, grey-green silty and dolomitic shale, minor dolomite; and Watt Mountain Formation: shales; marine to evaporitic

Undivided Granitic Plutonic Rocks: including biotite granite, porphyroblastic and porphyritic granites; some granite gneiss and metasedimentary rocks

BIRCH MOUNTAIN RESOURCES LTD

Figure 9-1. Regional Geology, Athabasca Property

APEX Geoscience Ltd.

EDMONTON, ABERTA MAY, 2003

Birch Mountain Resources Ltd.

9.2 Phanerozoic Rocks

In general, Phanerozoic sedimentary rocks are poorly exposed within the study area; most outcrops occur along river valleys. As a result, most of the information on the sedimentary succession is from drill hole logs. The sedimentary rocks range in age from Middle Devonian to Cretaceous and are capped by a succession of glacially-derived Quaternary sediments of variably thickness; locally the thickness of Quaternary sediments exceeds 200 metres to a zero edge against the Precambrian basement in the northeast.

9.2.1 Devonian Rocks

Within the Athabasca permit area, Devonian age rocks are up to 900 m thick but thin to a zero edge against the Precambrian basement in the northeast. The Devonian rocks form an unconformity-bounded wedge of predominantly carbonate, evaporitic and clastic sediments that include the Elk Point and Beaverhill Lake groups.

Elk Point Group

The oldest Devonian unit in the permit area is the Lower to Middle Devonian Elk Point Group which has been subdivided into Lower and Upper subgroups. The Lower Elk Point Group is represented in the study area by the La Loche/McLean River Formation; this unit consists of a fining upwards sequence of red sandstone, red and green sandy shales and green shale with anhydrite/gypsum. Sediment thickness and facies appear to be controlled by the Peace River Arch suggesting that the arch was active and elevated at Lower Elk Point time (Abercrombie and Feng, 1997).

The Upper Elk Point Group conformably overlies the McLean River Formation and contains the Methy Formation, the Prairie Formation and the Watt Mountain Formation, the youngest Middle Devonian unit. The Methy Formation comprises reef to non-reefal, massive to bedded dolostone, dolomitic limestone and minor anhydrite and gypsum (Cotterill and Hamilton, 1995). The Prairie Formation comprises salt and gypsum/anhydrite with thin beds of shale and dolostone and occur only to the west of the salt dissolution front (Cotterill and Hamilton, 1995). The dolomitic shales of the Watt Mountain Formation disconformably overlie the salt sequence and may be more properly included in the overlying Beaverhill Lake sequence.

Beaverhill Lake Group

Upper Devonian Beaverhill Lake Group rocks disconformably overlie the Upper Elk Point Group. These rocks include the Fort Vermilion, Slave Point and Waterways formations.

The Fort Vermilion Formation comprises interbedded (50-100 cm) and finely laminated anhydrite, green to brown shale, gray and cream coloured limestone, and light brown dolostone.

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A 1.4 metre dark green silty shale is found at the base of the formation; a 10-20 cm thick brown to gray shale, often desiccated, marks the top.

Table 9.1.

Generalized stratigraphic column for the Athabasca permit area (modified after Carrigy, 1959; 1973; Norris, 1963; 1973; Hamilton 1971; Dufresne et al., 1994). The depositional interval indicates the ages represented by preserved sediments.

Period	Deposition Interval	Group	Formation	Member	Lithology
Quaternary	Present to 1.6 Ma				unconsolidated sediments
Upper	74.5 Ma	Smoky			silty shales
Cretaceous		La Biche	La Biche		shales
			Shaftesbury		shales
97.5 Ma

Lower	103 Ma	Mannville	Grand Rapids		lithic sands
Cretaceous			Clearwater		shales, glauconitic
sandstones
			McMurray		quartzose sandstones
119 Ma
Upper	372 Ma	Beaverhill	Waterways	Mildred	lime mudstones & shales
Devonian		Lake		Moberly	mudstone & limestone
				Christina	shale
				Calumet	limestone
				Firebag	lime mudstone
			Slave Point		limestone
			Fort Vermilion		limestone, shale,
dolostone
374 Ma
Middle	374 Ma	Upper Elk	Watt Mountain		shales
Devonian		Point	Prairie		salt/anhydrite
			Methy		dolostone
		Lower Elk	La Loche/ McLean		sandstone & shales
	401 Ma	Point	River
Precambrian	>570 Ma				Granite and granitic and
mafic gneiss

The Slave Point Formation is characterized by light brown laminated to nodular limestone with thin, dark brown, bituminous, carbonaceous shale beds. The base of the formation is marked by a fine grained calcareous quartz sandstone, 70 to 90 cm thick, that grades upwards into the limestone. Locally, coarse gravels consisting of angular clasts of Proterozoic orthogneisses are observed within the Slave Point succession in the northeastern part of the permit area.

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The Waterways Formation has been subdivided into 5 members. The lowermost Firebag Member consists of a basal green limey shale unit that is overlain by repeated sequences of shales grading upwards into interbedded limestone and shale, then grading into nodular limestone; it is up to 50 m thick. The Calumet Member comprises fossiliferous, light green to brown nodular limestone with shaley intervals, with a maximum thickness of 32 m. The Christina Member is up to 26 m thick and consists of a lower unit of green-gray calcareous shale with rare fossils and limestone lamina and an upper unit of interbedded limestone and shale with abundant intraformational conglomerates and hardground surfaces. The Moberly Member is composed primarily of brown nodular limestone overlain by a porous, bitumen-stained, bioclastic limestone; the maximum thickness attained is 60 m. The Mildred Member is the youngest Waterways Formation unit and contains variably argillaceous nodular lime mudstones and calcareous shales; it is up to 45 m thick (Cotterill and Hamilton, 1995).

The top of the Devonian is marked by an erosional unconformity; it is postulated that several periods of subaerial erosion and karsting have affected the limestone at the unconformity (Dufresne et al., 1994).

9.2.2 Cretaceous Rocks

Cretaceous rocks in the Athabasca Property are predominantly siliciclastic sediments. They have a variable thickness due to post-depositional erosion but can be up to 500 m thick. Cretaceous rocks include the Mannville, La Biche and Smoky groups.

Mannville Group

The Lower Cretaceous sediments of the Mannville Group overlie the sub-Cretaceous unconformity. In the Athabasca permit area, the Mannville Group comprises the McMurray, Clearwater and Grand Rapids formations.

The McMurray Formation, which hosts the oil sands deposits north of Fort McMurray, comprises interbedded sandstone, siltstone and shale deposited in fluvial to deltaic to shallow marine environments (Dufresne et al., 1994); it is up to 50 m thick. The McMurray Formation is conformably overlain by Clearwater Formation shale and glauconitic sandstone, up to 100 m thick (Dufresne et al., 1994). The Grand Rapids Formation comprises lithic sandstone, laminated siltstone and silty shale with thin coal beds deposited in nearshore to marine environments with a maximum thickness of 100 m (Dufresne et al., 1994).

Upper Cretaceous Units

The Mannville Group is conformably overlain by sediments of the Upper Cretaceous La Biche Group, including the Shaftesbury and La Biche formations. The Shaftesbury Formation, 250-300 m thick, contains fossiliferous marine shales with local thin interbeds of siltstones and

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sandstones. Numerous bentonitic horizons within the shale may be interpreted to indicate regional late Lower to early Upper Cretaceous volcanic activity (Dufresne et al., 1994).

The Upper Cretaceous La Biche Formation directly overlies the Shaftesbury Formation in most of the Athabasca permit area, but in the extreme northwest, it overlies the Smoky Group. The La Biche Formation consists of marine shale and silty shale; the Smoky Group comprises silty shale also deposited in a marine environment (Dufresne et al., 1994).

9.2.3 Quaternary Sediments

Quaternary sediments in the Athabasca permit area consist of tills, outwash deposits, lacustrine and eolian sediments. Regional mapping has divided the Quaternary sediments into 11 units (Dufresne et al., 1994). In general, accumulations are thickest on elevated areas and thinnest on lowlands and along rivers.

Sandy till units, composed largely of eroded Athabasca Formation, are found on high ground east and west of the Athabasca River, including the Birch Mountains and Muskeg Mountain. Flutings on these sandy tills indicate ice flow from the north-northeast and north-northwest. Glacial striations on bedrock near the Marguerite River also indicate ice flow from the north-northwest.

Outwash sands and gravels as well as lacustrine and eolian sediments are found mainly along river valleys and adjacent lowlands. Drilling in 1998 by Birch Mountain Resources intersected two distinct units (section 8.4.1.): (1) an upper outwash/eolian sand unit exposed at surface; and (2) a lower lacustrine mud unit. The upper unit averages 25 m thick and consists of medium to coarse grained sand, previously mapped as a glacial outwash deposit (Dufresne et al., 1994). Dune forms exposed north of McClelland Lake indicate eolian reworking and transport of this unit. The lower unit averages 23 m thick and consists of pink to dark brown mud with scattered white and red quartzite dropstones and occasional centimetre scale varves. Boulder till lenses, one to 10 m thick, are found within both the pink and brown muds. The pink mud is likely derived from red sandstones of the Athabasca Sedimentary Basin while the brown lacustrine mud may be derived from Clearwater Formation shales.

Other Quaternary units in the area include meltwater sand and gravel along the Athabasca River and alluvial fan and slump sediment along the eastern slope of the Birch Mountains.

9.3 Structural Geology

Poor outcrop exposure at the Athabasca Property has limited the understanding of the structural geology of Athabasca Property. In recent years however, new information has been obtained

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from an increasing number of drill cores, interpretation of aeromagnetic data, lineament analysis and structural contour surfaces. The summary presented herein includes data from published government reports, drill core examinations, geophysical surveys (airborne magnetic and ground seismic surveys), and surficial lineament analyses collected during mineral exploration (Arden, 1998; Dufresne et al., 1994).

9.3.1 Basement Structure

The Precambrian shield in the Marguerite River area is the only known basement exposure south of Lake Athabasca in northern Alberta, and probably represents an erosional remnant of the once active Paterson High, which controlled sedimentation at the southwest end of the Athabasca Basin during the Proterozoic and was perhaps related to Proterozoic uplift associated with the Peace River Arch (Wilson, 1985a; Ramaekers, 1979; Stelck et al. 1978; O'Connell et al. 1990; Ross, 1991).

Beneath the Phanerozoic cover, the topography of the Precambrian surface is only poorly constrained due to the limited number of drill holes that have penetrated the basement. Contour maps constructed from well data show that the Precambrian surface dips to the southwest over the Athabasca Property (Arden, 1998).

Northeast and north trending fault structures in basement rocks are interpreted below the Athabasca Group sediments to the northeast of the Athabasca Property (Mitchell and Fortuna, 1978; McWilliams et al., 1979; Wilson, 1985b). Based on the GSC aeromagnetic data for this area, at least one prominent northeast trending basement fault, the Muskeg River Fault (MRF), continues to the southwest over a length of 80 km and transects the Athabasca Property (Arden, 1998). Over the Athabasca Property, the Precambrian contours also display distinct structures that trend northeast (Arden, 1998). The data suggest a series of horst-graben features in a general northeast-southwest alignment, with fault boundaries extending 50 km or more in length (Dufresne et al., 1994). One of these, the Johnson Lake Fault, is apparent from northeast of Johnson Lake to southwest as the Firebag Fiver Fault (Dufresne et al., 1994). It appears to offset a northwest trending magnetic high in the Marguerite River area (Godfrey, 1970; Wilson, 1985b; Dufresne et al., 1994).

Additionally, localized irregularities in the surface contours are observed. One example is the structural low in the center of the Athabasca permit area near Fort McKay, also identified from drilling. This has previously been identified as a depositional basin known as the Bitumount Basin, but recent work by Birch Mountain indicates that this low is in fact fault-bounded and bisected by the interpreted surface trace of the PRA. This work has led to the reinterpretation of the basin as a graben; Birch Mountain now refers to this feature as the Bitumount Graben.

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The 1997 aeromagnetic survey allowed detailed interpretation of structures near and under the Bitumount Graben (section 8.3.5.). Several interesting features were observed (Arden, 1998): (1) a complex pattern of vertical to subvertical basement faults with an older set trending northeast-southwest, a younger set trending northwest-southeast and minor east-west trends; (2) strong north-south lineaments related to Precambrian lithological domains; (3) depth contours parallel to or bent around interpreted faults; (4) several graben structures in the southwest; and (5) the Bitumount Graben. These observations suggest that the structure of the basement in the Athabasca Property is highly complex.

9.3.2 Phanerozoic structure

The sedimentary rocks in the Athabasca Property comprise two eastwardly converging sedimentary wedges separated by regional unconformities. These have been tilted, faulted and show evidence of salt collapse and related karsting. Regional flexures and small scale folds are also apparent. Regional scale differential uplift during the Devonian resulted in a series of horst-like features (Cotterill and Hamilton, 1995). Evidence of tectonic deformation that has affected the post-Devonian units is limited and on a small scale may be difficult to distinguish from deformation caused by salt dissolution (Faragher and Dufresne, 1996). There are at least two ages of sedimentary faulting: (1) pre-Cretaceous; and (2) post-Lower Cretaceous (Arden, 1998). Faults interpreted from the 1997 aeromagnetic survey have the same overall trends as basement faults and some correlate directly with basement faults, suggesting that the basement faults were reactivated (Arden, 1998).

Devonian structure

Contour maps of the top of the Devonian surface indicate that this erosional surface has the appearance of a highly dissected paleo-landscape that is extremely complex with variable relief (Arden, 1998). Interesting features include (Arden, 1998): (1) a small Devonian high northeast of the junction of the Clearwater and Athabasca rivers called the uplifted block; and (2) the Bitumount Graben, visible as a low overlying the Precambrian low. Local high or low relief anomalies are interpreted to reflect reef complexes, salt dissolution or karst collapse features, respectively (i.e., Cotterill and Hamilton, 1995).

Faulting of Devonian sediments is common and is indicated by formation offsets on well and seismic cross sections (Arden, 1998); these faults may be the result of reactivation of basement faults related to the PRA (Dufresne et al., 1994). The faults occur in fault zones of 100 to 200 m width, within some of which rocks have been tilted, rotated and offset vertically (Arden, 1998). At least one major faulting event is suggested prior to the deposition of Cretaceous sediments (Arden, 1998).

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The salt dissolution front of the Prairie Formation runs southeast to northwest along the western margin of the Athabasca Property (Arden, 1998; Dufresne et al., 1994). Southwest migration of the salt dissolution front is likely to have been the cause of at least some of the karsting and collapse features in the overlying Devonian rocks as observed at the Watt Mountain Formation surface and the sub-Cretaceous exposure surface as well as the Cretaceous sediments (Cotterill and Hamilton, 1995; Abercrombie and Feng, 1997). Folds in the form of small scale domes and basins within the Waterways Formation are apparent in many places along the Athabasca and Clearwater rivers. These folds have amplitudes of 15 to 30 m and lengths of 100 m and are also interpreted to be the result of salt dissolution along the regional solution front of the Prairie Evaporite Formation (Cotterill and Hamilton, 1995). At the present day surface; karsting and salt dissolution are reflected as sinkholes, saline lakes and larger scale depressed regions. Sinkholes exposed along rivers and in drill holes contain brecciated Devonian limestone intermixed with oil sand from the overlying Cretaceous McMurray Formation.

Cretaceous to Recent structures

Several observations can be made from the surface contour map of the top of the Cretaceous rocks in the Athabasca Property (Arden, 1998): (1) the top of Cretaceous surface has been modified by post-depositional, Quaternary erosion; (2) McMurray Formation facies distribution and thickness were controlled by the irregular Devonian surface so that thick accumulations of the McMurray sandstones highlight areas of older structure; and (3) the Bitumount Graben controlled preservation of the McMurray and Clearwater formations, suggesting post-Cretaceous subsidence.

Evidence exists for at least one period of Lower Cretaceous or later block faulting: (1) discrepancies in the depths of certain McMurray Formation marker horizons; (2) the juxtaposition of different environments of deposition (although this may be caused by normal depositional processes); and (3) the absence of certain stratigraphic units such as the lowermost fluvial units (Faragher and Dufresne, 1996). The presence of later faulting is supported by the offset of McMurray Formation members in areas where small scale cross sections have been constructed from well data (Arden, 1998).

Detailed air photo interpretation has been done in conjunction with satellite image analysis to highlight surface lineaments (section 8.3.2.). Babcock and Sheridan (1976) documented the existence of many lineaments in the Bitumount map area and suggested that the vast majority of these are related to joint and fracture sets in the McMurray and Waterways formations; however, fault-related lineaments could not be ruled out. Interpreted lineaments from both air photos and satellite images indicate a widespread pattern of surface fractures (Arden, 1998). These fractures have similar orientations to the interpreted magnetized basement and sedimentary faults and may indicate recent re-activation of these structures (Dufresne et al., 1994; Arden, 1998).

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10.0 DEPOSIT TYPES

Regional scale investigations of deposit potential in the Fort McMurray region of northern Alberta suggest that a number of different deposit types may be present in the Phanerozoic succession and the Precambrian basement. In the basement rocks, the possible deposit types include precious and base metals, uranium deposits and rare earth element deposits. In the overlying sedimentary rocks, possible deposit types include Prairie-type gold, Carlin-type gold, Mississippi Valley type (MVT) Pb-Zn, Kuperschiefer-type Cu, Kipushi-type Cu, stratiform Ni-Zn and diamondiferous kimberlite intrusions. These are discussed in more detail below.

10.1 Basement Deposits

As discussed in section 9, Precambrian basement outcrops to the northeast of the Athabasca Property and underling the property at depths varying from 0.2 to 1.6 km. Although exploration in the Precambrian basement is difficult and of low priority, possibility does exist for mineral deposits. This is discussed in detail by Olson et al. (1994) and is summarized here.

There exists potential for precious and base metal deposits in the basement including Archean shear zone lode gold, intrusion associated gold, volcanogenic massive sulphides, magmatic Ni-Cu and associated precious metals (Olson et al., 1994; Dufresne et al., 1994). Uranium deposit types that may be present include unconformity-related uranium-polymetallic deposits similar to those associated with the Athabasca Group sediments in Saskatchewan, vein-type uranium deposits similar to those in the Beaverlodge District at Uranium City, Saskatchewan, and pegmatite-related uranium deposits similar to those at Charlebois Lake, Saskatchewan (Olson et al., 1994). Other possible deposits include granophile mineral polymetallic deposits, Olympic Dam-type Cu-U-Au-Ag-REE deposits and diamondiferous kimberlite or lamproite diatreme pipes (Olson et al., 1994).

10.2 Prairie Gold-type Deposits

It was recognized in 1994 that the potential existed for possible brine and/or hydrocarbon associated precious metal deposits in the Athabasca region, as such deposits were reported elsewhere and both brines and extensive hydrocarbons exist in the Athabasca region (Dufresne et al., 1994; Ballantyne, 1993). The Prairie Gold model was developed to explain disseminated Au-Ag-Cu mineralization in basement granitoids, Devonian limestones and Cretaceous sandstones in rocks from the Athabasca area (Feng and Abercrombie, 1994). In this model, reducing waters flowing up-dip along formational boundaries interact with rocks such as sulphate-rich evaporates and red beds and become oxidized with high salinities. Under these conditions, the fluids become quite corrosive and gold and other metals are easily leached from source rocks such as the redbed units or basement granitoids and transported as chloride complexes. At the solution front of the

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Prairie Formation or at fault zones, vertical, cross-formational flow of the metal-bearing brines can occur. Deposition of the metals occurs either when the solutions encounter reducing environments in the overlying limestones and shales, such as units with abundant organic matter, or due to mixing with brines of different Eh, pH or salinity (Abercrombie and Feng, 1997).

At the Athabasca Property, rocks containing Au-Ag-Cu mineralization also contain Ce-bearing minerals, salts, calcite, quartz and clay minerals (Abercrombie and Feng, 1997). A unique metallic element association, including Au, Ag, Cu, Zn, Pb, As, Sb, Te, B, Sn, Cd, Bi and W, occurs in finely disseminated form; the only sulphide present is pyrite (Abercrombie and Feng, 1997). The mineralization appears to be related to calcite, clay, quartz hematite and salt alteration of the host rocks (Feng and Abercrombie, 1994). Many deposit features indicate that the temperature of mineralization was probably not greater than 120°C. This model is the primary deposit model for the Athabasca Property and bears significant similarities to the Carlin-type precious metal model.

10.3 Carlin-type Epithermal Deposits

Epithermal, fine grained, disseminated gold-silver deposits are large producers of gold in Nevada, U.S.A. Characteristics of epithermal Au-Ag deposits include: (1) they occur in a variety of host rocks, but dirty or carbonaceous silty carbonates are common; (2) typically the deposits are low grade with large tonnages; and (3) they generally display near surface enrichments of Sb, Hg, As, Tl, B, F and Ba (Dufresne et al., 1994). The formation of Carlin-type deposits has usually been attributed to epithermal-hydrothermal processes associated with the emplacement of high-level felsic intrusions and rhyolitic volcanism. Because such felsic igneous activity is largely lacking in Alberta, the potential for Carlin-type deposits has long been regarded as low. However, recent work in Nevada has indicated that the assumed genetic relationship to felsic igneous activity may not be universally valid. At one such deposit that is spatially associated with felsic stocks and rhyolites, alteration has been dated to be much older than the igneous rocks and the gold-bearing hydrothermal activity is interpreted to be related to Rock Mountain-style thrust faulting during the Mesozoic (Dufresne et al., 1994).

10.4 Mississippi Valley-type Pb-Zn deposits

It is possible that MVT deposits exist in Devonian carbonates in the Athabasca area. Geological features that are considered favourable for the presence of such deposits include: (1) dolomitization or silicification fronts; (2) porosity and permeability associated with karstification; (3) faulting or fracturing to focus saline fluids required to deposit Pb, Zn, Ag, Fe, Mg, F and Ba; (4) the presence of reefal masses; (5) regional transitions from platformal carbonates to basinal shales; (6) several unconformities and disconformities in the stratigraphic section; and (7) structural complexities such as folds and faults (Dufresne et al, 1994; Anderson

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and Macqueen, 1988). In addition, many MVT deposits are associated with hydrocarbons and are spatially related to petroleum field (Dufresne et al., 1994). All of these features are present on the Athabasca Property (Dufresne et al., 1994), with the exception of sparry calcite and dolomite associated with recrystallization. In addition, there is no evidence that the Devonian succession has been exposed to temperatures higher than 120°C that would be necessary for the recrystallization to occur. Nonetheless, the possibility of such deposits should not be disregarded.

10.5 Sediment-hosted Cu deposits: Kupferschiefer- and Kipushi-type

Potential exists in the Athabasca region for epicontinental clastic or carbonate-hosted stratabound Cu deposits of either the Kupferschiefer- or Kipushi-type (Olson et al., 1994). Characteristics interpreted to be important for the formation of such Cu deposits include: (1) extensional faults related to a rift basin; (2) hematitic (red beds) clastic sediments and evaporites within the stratigraphic succession; (3) a source of Cu, such as weathered granitic basement rocks; and (4) suitable host rocks, such as reducing clastic sediments (Kupferschiefer-type) or karsted and brecciated carbonates (Kipushi-type; Olson et al., 1994). All of these features are present within the Athabasca Property.

10.6 Shale-hosted Ni-Zn deposits

Stratiform shale-hosted Ni-Zn deposits occur in China and at the Nick deposit, Yukon (Olson et al., 1994). Geological characteristics necessary for such a deposit include: (1) the presence of black shale at transitions between shelf carbonates and deeper water clastic rocks such as the limestone to shale transitions in the Athabasca region; (2) spatially associated phosphate-rich horizons; and (3) rift-related graben faults or reactivated basement faults (Olson et al., 1994). Again, all of these features are present in the Athabasca region and the potential exists for such deposits.

10.7 Diamondiferous Kimberlite or Lamproite Intrusions

Another type of potential deposit in the Athabasca region is diamondiferous rocks such as kimberlites and lamproite diatremes. The potential is discussed in more detail in Olson et al (1994). Birch Mountain did conduct diamond exploration on its Athabasca Property in 1998 through an agreement with Lytton Minerals. This exploration is discussed in summary form in section 8.4. and by Birch Mountain (2000a).

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11.0 MINERALIZATION

11.1 Type, Character and Distribution of Mineralization

Up until 1997, work conducted by Birch Mountain in conjunction with the GSC indicated that mineralization within Phanerozoic sedimentary rocks and Precambrian crystalline rocks in the vicinity of the Athabasca Property comprised microdisseminated base and precious metals (Abercrombie, 1996; Abercrombie and Feng, 1997). These metals were believed to represent an unusual, but otherwise unremarkable assemblage of minerals that includes native gold and platinum as well as a number of peculiar polymetallic alloys (Abercrombie, 1996; Abercrombie and Feng, 1997). Work since 1997 by Birch Mountain and other companies and organizations on rocks from the Athabasca Property has identified an unusual form of base and precious metal mineralization in altered Precambrian granitoid gneisses, altered Devonian clastic, carbonate and evaporite rocks, and altered Cretaceous sandstones (Abercrombie, 1999). Birch Mountain indicates that the form of the metals is unusual in that they occur as micron to submicron sized particles comprising native metals, binary and polymetallic "alloys", as well as metal-chloride, -sulphide, -carbonate, -oxide and -phosphate minerals deposited in pores and micro-veinlets associated with fractures and altered fabrics in sedimentary and underlying crystalline basement rocks in the Athabasca region (Abercrombie, 1996, 1999; Abercrombie and Feng, 1997).

Based upon the work of the GSC and Birch Mountain, it was understood that the metal particles were small, in most instances the metals, in particular gold, formed particles that could only be resolved by SEM or EMP examination. The compositions of some of the micron-sized metal particles were, however, highly unusual and not typical of rocks that had not been exposed to high-temperature, igneous-related geological processes. For example, one of the most common compositions reported was micron-sized copper-zinc, otherwise known as brass, and Tintina (1996) had reported a naturally occurring copper-zinc particle 2 mm in length. Particles of this composition have also been reported in the Sukhoi Log gold-platinum group metal deposit in Siberia (Distler et al, 1996). Birch Mountain has hypothesized that these particles are not mineral phases of fixed composition, but are mixtures of nanometer-sized copper and zinc particles which have aggregated (grown together) to form a larger micron-sized particles (Abercrombie, 1999).

Since 1999, Birch Mountain has further developed its understanding of these metals. Birch Mountain has adopted the language and terms of colloid chemistry, wherein the larger micron-sized particles are termed, on the basis of size alone, microparticles. Microparticles are defined as particles ranging in size from 0.1 to 100 micrometres (microns). The smaller particles are termed, again based on size alone, nanoparticles, and by definition range in size from 0.1 to 100 nanometres. Birch Mountain has observed both base metal and precious metal nanoparticles in TEM investigations of rocks from its Athabasca Property (section 14.4) and has shown that

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some precious metal microparticles comprise aggregates of precious metal nanoparticles (Birch Mountain, 2002c).

To date, it is unclear what effect and role the peculiar mineral phases that have been identified to date, as well as the presence of micro- and nanoparticles, are having on the consistently inconsistent and unreliable results of precious metal assaying that have been conducted. It is clear that bona fide precious metals at potentially economic grades have been detected on occasion by standard, reproducible fire assay and/or wet chemical techniques in Phanerozoic rocks of the Athabasca region by APEX, the AGS, LAC, the GSC, Tinitina/NSR and Birch Mountain as well as a number of other parties. It is unclear why, for the most part, that most of the work conducted to date at a number of reputable laboratories is conflicting, inconsistent, of poor reproducibility and basically unreliable. Birch Mountain has proposed that perhaps the bulk of the precious metals exist predominantly as nanometer-sized particles and, therefore, possess somewhat different physical properties that may behave more in line under the laws and habits of colloid chemistry.

In summary, precious metals including gold, platinum and palladium do exist on and in the vicinity of Birch Mountain's Athabasca Property and on occasion they have been found in concentrations that approach the concentrations required to be of economic significance. Based upon the poor reproducibility and reliability of assaying conducted to date, it is paramount that a reliable and dependable precious metal analytical technique be found prior to spending vast amounts of capital conducting further exploration for this type of mineralization.

11.2 Alteration of Surrounding Rocks

One of the most important outcomes of Birch Mountain's exploration has been the identification of characteristic alteration types in both Devonian limestone and Cretaceous sandstone. Alteration associated with the mineralization is complex and is indicative of spatial and temporal variations in redox and other chemical parameters that are believed to reflect upward, fault-controlled flow of oxidized brines from underlying evaporite rocks of the Elk Point Group into reduced marine limestone of the Beaverhill Lake Group (Abercrombie, 1996). Mineral alteration was first detected in an analysis of the geochemical compositions of Birch Mountain's 1996 drill cores (Abercrombie, 1997) which showed that the northernmost three cores, BM96-10, -11, and -12, drilled in the area of Syncrude's Aurora Oil Sands Property and Shell/BHP's Muskeg mine, exhibited anomalous geochemical compositions. Subsequently, both geochemical and geophysical indications of alteration were identified so that, for instance, Birch Mountain was able to delineate the platinum-bearing shaley limestone from Syncrude drill hole 11-7-AE-9610 within an envelope of altered rock, which exhibits a characteristic CIDP e-log profile (section 8.3.6) and an association with sulphide and/or carbonaceous matter accompanied by strong enrichment in iron, barium, manganese and as well as a number of trace elements including anomalous concentrations

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of gold and a number of "pathfinder associated elements" such as arsenic, antimony, tellurium, lead, zinc, chromium, nickel, vanadium, bismuth, molybdenum and tin (Faragher and Dufresne, 1996).

Birch Mountain has used alteration indices developed from its core logging and geochemistry to map more strongly altered fault-controlled loci of fluid upflow and surrounding zones of progressively weaker alteration. The mapped alteration halos reflect processes including: decalcification, decarbonatizaton and desulphidation proximal to faults, and sideritization, baritization and progressive microbial sulphate reduction (marcasite, pyrite and pyrrhotite neoformation and replacement of disseminated sedimentary pyrite) away from the faults. Alteration commonly is centered on reactivated basement structures and is evident up to several kilometres away from these interpreted upflow zones. Locally, both Devonian limestone (section 12.2) and Cretaceous sandstone (Tsang, 1998) have been more or less completely silicified.

11.3 Geological Controls on Mineralization

Birch Mountain's precious metal exploration is guided by the Prairie Gold model, an outgrowth of Prairie-type mineralization model described by the GSC (Abercrombie, 1996). The model was developed to explain how gold, silver and platinum group metals were carried by corrosive, low-temperature, high salinity fluids in the Western Canadian Sedimentary Basin (WCSB), which have migrated in an easterly direction updip to the edge of the Devonian succession of rocks, depositing metals in certain favourable structures and host rocks in the Athabasca region.

There are five key elements of the Prairie Gold model (Birch Mountain, 2002h): (1) a corrosive brine capable of leaching gold, precious and base metals; (2) permeable source rocks containing precious metals; (3) a fluid flow system to focus the discharge of metal-bearing solutions; (4) a mechanism to precipitate and concentrate precious and other metals; and (5) time.

Highly corrosive, oxidized, halide-rich brines are known to carry gold and other precious metals. Such corrosive brines are present in the WCSB and the Athabasca region and originated either as brines remaining after the deposition of salt, or as the product of salt dissolution in the Devonian Prairie Formation. The salt dissolution being carried out by formational waters and/or waters migrating from the Canadian Cordillera out into the WCSB and updip to the edge of the Devonian succession of sedimentary rocks.

The metal-bearing source rock must be sufficiently porous and permeable to allow the brine to circulate. In northern Alberta and the Athabasca region, the source rocks are believed to be fractured and oxidized rocks of the Precambrian basement and basal sands ("granite wash") and shales consisting of eroded basement material.

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The fluid flow system by which the metal-bearing solutions move is thought to be controlled by structures associated with the Peace River Arch. Over geological time, fracturing and faulting associated with the Arch has provided permeable conduits for the movement of metal-bearing solutions generated over a large area of the sedimentary basin.

Metals, including gold and other precious metals, are believed to precipitate from solution during reduction of the high corrosive, oxidized, chloride-rich brine by microbial reactions involving dissolved sulphate ions and organic material, and by other natural processes.

Time is needed to transport sufficient amounts of metals to form mineral deposits. In the Athabasca region, it is likely that the mineralizing system may have been in operation for tens to hundreds of millions of years."

11.4 Mineralized Zones

The results of conventional analytical determinations of precious metal concentrations on Birch Mountain's Athabasca Property have not identified mineralized zones as this term is conventionally used; i.e., as defining a three dimensional body containing precious metals of a certain grade and tonnage. To date, Birch Mountain and a number of other companies and groups have identified a number of sporadic precious metal "occurrences". However, until Birch Mountain is able to either use standard analytical methods for reliable assays of precious metals, or is able to produce independent confirmation of alternative methods for determining precious metal concentrations, it is not possible to delineate such mineralized zones. For this reason no discussion of the distribution of mineralized zones on the property, nor their length, width, depth and continuity is possible.

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12.0 EXPLORATION PROGRAMS 2000-2002

Surface exploration in 2000-2002 consisted of a chain of custody sampling program, a siliceous limestone sampling and mapping program, and an SEM sample examination program. The programs are summarized here and details on the sampling methods and sample analyses are given in Items 14 and 15, respectively.

12.1 2001 Surface Chain of Custody Sampling Program

A chain-of-custody grab and sampling program was conducted by APEX personnel in the Fort McKay area on behalf of Birch Mountain on July 20 and August 3, 2001 (Scherba and Besserer, 2001a). Three chain-of-custody surface samples were obtained by APEX from locations identified by Birch Mountain. All samples were under direct and indirect control of APEX personnel at all times (Scherba and Besserer, 2001a). The samples currently remain in the custody of APEX. Details on sampling methods are given in section 14.1. No analytical work has been done on these samples.

12.2 Siliceous Limestone Mapping and Sampling, 2001

During summer 2001, a small mapping and sampling program was undertaken by Birch to delineate the extent of a siliceous limestone reported in surface outcrops near the Muskeg River (Birch Mountain, 2002b). Siliceous limestone had not previously been reported in the Athabasca area except for a very thin silicified zone in Slave Point Formation limestone intersected in drill hole BM96-11 (section 8.3.4); microparticulate gold was found in a sample of this silicified limestone. Silicified limestone might also be important because in Nevada, gold is found in and adjacent to silicified limestone called "jasperoid"; this jasperoid can be up to 100% replacement of limestone by silica.

The siliceous limestone was mapped over an area of 250 by 200 m in discontinuous outcrops/subcrop surrounded by normal calcareous limestones (Birch Mountain, 2002b). Four samples of siliceous limestone were collected and 22 samples were collected from the surrounding normal limestones. All samples were sent to Bondar Clegg for analysis (see section 14.2). No precious metals were detected in the fire assay of either the siliceous limestone or the normal limestone samples (see section 14.2). Details on sampling and analysis are presented in section 14.2.

ESEM work was conducted on the four siliceous samples in order to determine the precious metal content associated with the siliceous limestone and to determine the degree of silicification of the limestones (Birch Mountain, 2002b). No precious metals were observed. ESEM examination of the samples of the silicified limestone indicates that the silicified limestone found

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Birch Mountain Resources Ltd.

on the Athabasca Property is a virtually 100% replacement of limestone by silica (Birch Mountain, 2002b).

12.3 SEM and ESEM Examinations, 2000-2002

From April, 2000, to early 2001, Birch Mountain routinely examined rock surface and core samples using a Philips XL30 SEM at the Geological Survey of Canada. Details on this instrument and methodologies can be found in previous assessment reports filed by Birch Mountain and are not duplicated here. Beginning in 2001, SEM examinations were done using a Philips ESEM, an "environmental" SEM, which permits examination of samples without having to apply a conductive coating, at the Microscopy and Imaging Facility, Department of Cell Biology and Anatomy, Faculty of Medicine, University of Calgary. The ESEM is primarily used to examine rocks, either from surface or drill core in order to characterize the appearance and type of precious metal, if any, present in the sample. In addition, a number of laboratory-generated materials were examined to determine the composition.

In 2000-2002, a total of 58 samples were examined on ESEM, including core and surface samples (Birch Mountain, 2002c). A complete list of samples examined and a description of the sampling methods employed are given in section 14.3 and summaries of the results are presented below.

12.3.1 BM00-01 and BM00-02 Core Samples

During February 2000, Birch Mountain drilled two drill holes in the Athabasca region, BM00-01 and BM00-02 (section 8.3.6). In April, 2000, 144 rock chip samples were collected from the portions of the cores in Birch Mountain's custody. Two chip samples for each chain-of-custody equivalent sample were obtained. Of these 144 samples, 23 were selected for detailed ESEM examination in order to establish the presence of precious metals at depths that in the original cores had contained precious metals. Identifying the presence of precious metals is important as it highlights intervals with chain-of-custody samples that could be used in verification of analytical methods developed by Birch Mountain's in-house laboratory. For many of the chip samples selected, more than one mount was examined (Birch Mountain, 2002c).

Out of the 37 mounts examined (14 duplicate samples), Au and Au alloys including Au-Ag, Au-Ni, Au-Pd, were observed in 13 cases, Ag and Ag alloys including Ag-Pb and Ag-Cl were observed in 9 cases and Pt in 4 cases (Birch Mountain, 2002c). Nineteen samples contained no precious metals. Base metals including Pb, Fe, Cu, Zn were commonly observed, as were pyrite, barite, monazite and zircon (Birch Mountain, 2002c).

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12.3.2 2001 Core Logging Program Samples

One sample collected from the co-development core logging program was examined by ESEM in 2001. This sample reported a significant analytical anomaly with unusual chemistry. As a result, four chips collected from the archived core, one random chip from the duplicate core sample and 6 samples from the returned pulp and rejects were examined by ESEM (Birch Mountain, 2002c).

Of the anomalous geochemical suite in this sample (Ag-Cu-Zn-Ni-Co-Cd-Sn-W-Ta), only Sn was observed in the core samples and only in one of the samples. Examination of the pulps and rejects documented the following suite of elements: W, Sn, Cu, Ni, Co, Mn and Ti. Of the anomalous elements, ESEM work did not find any Ag, Zn, Cd or Ta. Birch Mountain suggested that the anomalous concentrations in this sample were due to contamination by a drill bit during drilling (Birch Mountain, 2002c).

12.3.3. Other Core and Surface Samples

20 samples collected from previously drilled cores or previously collected surface samples in the Athabasca region were examined by ESEM between April, 2000, and March, 2001 (Birch Mountain, 2002c). Samples examined included 3 samples from drill hole BM98-04, 11 samples from drill hole BM98-05, 9 samples from Syncrude drill hole 11-07-AE-9610W4, two samples collected from surface exposure of altered limestone in two borrow pits and one sample from drill hole BM98-03. Of these samples, Au or Au-Ni alloys were observed in 4 cases, Ag or Ag-Cl were observed in 10 cases and Pt was observed in one rock sample (Birch Mountain, 2002c).

12.4 TEM Examinations, 2000-2002

TEM examinations of rocks from Birch Mountain's Athabasca Property were initiated in early 2000 to investigate the hypothesis that the microparticulate base and precious metals observed in electron imaging studies by Birch Mountain and others were composed of smaller nanoparticles (Birch Mountain, 2002c). Nanoparticles are extremely small, approximately 0.001 to 0.1 microns in diameter. They cannot, in general, be resolved in electron imaging using a SEM or EMP and require the use of a transmission electron microscope (TEM), which is capable of imaging at higher magnifications.

From historical work by Birch Mountain and other companies (sections 8 and 12.3), it can be concluded that conventional fire assays and extractive wet chemical analytical methods have not produced reliable and reproducible precious metal results for samples from the Athabasca Property. This has been evidenced by conflicting precious metal analytical results appearing as disagreements between duplicate analyses using a single analytical method and/or as

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

disagreements between the results of different analytical methods. In order to account for assay problems, Birch Mountain hypothesized that the metal microparticles observed by SEM were composed of the much smaller nanoparticles and the occurrence of precious metals in this form may be the cause of the analytical problem (Abercrombie, 1999).

In order to verify the presence of precious metal nanoparticles in samples from the Athabasca Property, Birch Mountain initiated a program of transmission electron microscope (TEM) examinations in January, 2000 (Birch Mountain, 2002c). The TEM is used both to locate nanoparticles and to examine the composition and structure of microparticles at the atomic scale. Both rock samples and material from laboratory experiments have been examined by TEM (Birch Mountain, 2002c).

Birch Mountain's TEM work falls into three categories (Birch Mountain, 2002c): (1) in-house work conducted between April 2000 and September 2001, using a Zeiss 902 TEM at the Microscopy and Imaging Facility, Department of Cell Biology and Anatomy, Faculty of Medicine, University of Calgary (UC); (2) in-house work conducted between October 2001, and March 2002, using a Philips TECNAI F20 TEM at the Microscopy and Imaging Facility, Department of Cell Biology and Anatomy, Faculty of Medicine, University of Calgary, and (3) TEM work conducted at external facilities including the Materials Technology Laboratory of the Canadian Centre for Mineral and Energy Technology (CANMET). Birch Mountain's in-house TEM work was done by Senior Project Geologist Mr. G. De Paoli. Details on samples examined, sampling method and sample preparation are given in section 14.4; results are summarized in Table 12.4.1-1.

Table 12.4.1-1. Summary of TEM observations (Birch Mountain, 2002c).

Sample Name	Nanoparticles Compositions
3402	Cu, Fe, Ba/Co*
pink solution	Cu, Fe
HAR98-002	Cu
3461	Cu
BJ98-008	Fe
1107	Cu, Fe, Fe-O
Extract of BJ98-008	Cu, Fe
Slag of 3402	Cu
SMSBM4	Cu
SMSBM4 flocculent	Cu
Pt-Fe FIB section	Pt-Fe
Au-Ag FIB section	Au-Ag

* unable to determine if material was Ba or Co due to overlap in energy characteristics

During January 2000, nanoparticles of undetermined composition were observed in a sample (3402) at UC (Birch Mountain, 2002c). Nanoparticles were also observed in a pink extract

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

solution product of a laboratory experiment conducted on sample BJ98-008 (pink solution; section 8.3.6). In March 2000, the nanoparticles in both samples were identified as copper at CANMET (Table 12.4.1-1; Botton, 2000). Copper nanoparticles were also identified in two other rock samples: HAR98-002 and 3461 (Table12.4.1-1).

During September 2000, TEM examinations were undertaken at the FEI/Philips Electron Optics Applications Laboratory in Eindhoven, The Netherlands. Unlike the TEMs at the UC and CANMET, this TEM would be able to detect trace (<1%) amounts of precious metals within any nanoparticles. However, the work did not detect any precious metals within the copper nanoparticles but did identify a 125 nm diameter aggregate of 5 nm Fe-O nanoparticles (Foord and Tang, 2000). The identification of a nanoparticle aggregate supported Birch Mountain's hypothesis that microparticles observed by SEM could be composed of aggregates of nanoparticles (Birch Mountain, 2002c).

Further TEM examinations in 2000-2001 at UC identified copper nanoparticles in a variety of samples and laboratory materials (Table 12.4.1-1). Other composition nanoparticles were also identified in samples from the Athabasca Property, including Fe and Ba/Co, which proved impossible to separate due to an overlap in energy characteristics (Table 12.4.1-1).

In March 2001, Dr. Bazett-Jones, Department of Cell Biology and Anatomy, UC, confirmed the identification of copper nanoparticles in two chain-of-custody samples (Table 12.4.1-1; Bazett-Jones, 2001). One was a chain of custody surface rock sample collected by Strathcona (SMSBM4; section 8.3.6) and the other was a flocculent from an extract solution prepared from the same sample; sample preparation and the extraction solution were conducted at Loring (Bazett-Jones, 2001).

During January 2002, in order to determine whether precious metal microparticles observed in SEM consisted of nanoparticles, Birch Mountain selected a drill hole sample containing a known platinum microparticle identified by prior SEM studies. The sample was submitted to Fibics Inc., Ottawa, ON for focused ion beam (FIB) sectioning, which extracted a very thin slice of the platinum microparticle (section 14.4). Using the Technai F20 at UC, the platinum microparticle was found to be composed of platinum and iron nanoparticles hosted in a carbon matrix (Table 12.4.1-1). Another drill core sample containing gold-silver microparticles was submitted for FIB sectioning in June 2002, and was found to be composed of gold and silver nanoparticles hosted in a carbon matrix (Table 12.4.1-1).

Through its own work and through the work of qualified independent contractors working on chain-of-custody samples, Birch Mountain has shown that base and precious metal nanoparticles occur in rocks from its Athabasca Property and that at least some of the larger microparticles comprise aggregates of the smaller nanoparticles. Birch Mountain has proposed, but has not

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

conclusively proven, that the occurrence of precious metals in nanoparticulate form may be the cause of the conflicting results obtained using standard analytical methods. At this early stage of R&D work, it is unclear whether Birch Mountain will be able to ever conclusively prove that precious metals in nanoparticulate form are the cause of the consistent conflicting assay results, or develop an analytical technique that will provide reliable, reproducible and accurate precious metals assays, or whether such precious metals will ever be recoverable in a conventional mining and milling operation. Despite these significant questions, the results obtained to date are significant enough to warrant continued capital expenditures on R&D analytical work and on the exploration for precious metals in the Athabasca region.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

13.0 DRILLING 2000-2002

Subsurface exploration from April 2000 to 2002, includes re-logging and sampling of drill core, a chain-of-custody drilling and sampling program, co-development drill core logging and sampling, and geophysical log examinations. The programs are described below, but details on sample collection and analytical methods are included in sections 14 and 15, respectively.

13.1 Relogging and Sampling of Diamond Drill Core, 2000

During June 2000, Birch Mountain geologists re-examined several drill cores obtained in 1998 as part of a joint venture kimberlite exploration program with Lytton Minerals (section 8.4.1). In 1998, these cores were examined for indications of kimberlitic intrusions but had not been logged or sampled as part of a precious metal exploration program.

Four cores were selected for logging and sampling based on the high degree of structural disturbance observed during preliminary examinations: BMRD98-06, BMRD98-189A, BMRD98-198B and BMRD98-210B (Figure 8.2.2-2; Birch Mountain, 2002d). Only two of the cores, BMRD98-06 and BMRD98-189A, were sampled due to time and expense constraints. Samples were collected by lithology with sample widths varying depending on the unit thickness and both the Devonian and the base of the McMurray Formation were sampled (Birch Mountain, 2002d). Details on sampling methodology are included in section 14.5.

Fifty-five samples were collected and were sent to Bondar Clegg for FA/ICP-MS analysis (Birch Mountain, 2002d). A summary of sample results is included in section 14.4.; no significant precious metal values were returned from either the Cretaceous or Devonian rocks. Sample analyses were incorporated into the existing geochemical database for core samples.

13.2 2001 Drill Core Chain of Custody Sampling Program

A chain-of-custody core drilling program was conducted by APEX in the Fort MacKay area on behalf of Birch Mountain from July 10 to July 23, 2001 (Scherba and Besserer, 2001b). The core was drilled to obtain additional chain-of-custody material for analytical testing from a twin of Syncrude drill hole 11-07-AE-96-10W4 (Figure 8.3.2-2; section 8.2.5). The program consisted of one drill hole (BM01-01) totaling 139.9m, collared approximately 2.5 m north of Birch Mountain's drill hole BM98-04 and 3 m northwest of Syncrude drill hole 11-07-AE-96-10W4 (Scherba and Besserer, 2001b). The geology intersected in drill hole BM01-1 matched that documented in earlier drill holes by Birch Mountain and Syncrude (Scherba and Besserer, 2001b).

APEX personnel collected a total of 150 samples (75 in duplicate) from drill hole BM01-01 (Scherba and Besserer, 2001b). Details on sampling methods are included in section 14.6. No

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analytical work has been undertaken using these samples. All of the samples obtained from drill hole BM01-01 were under the direct and indirect control of APEX personnel at all times and are presently in the custody of APEX. The chain-of-custody was therefore maintained for this program (Scherba and Besserer, 2001b).

13.3 Co-Development Drill Core Examinations, 2001

During summer to fall, 2001, 292 three-inch drill cores from Syncrude's Aurora Oil Sands Property, Suncor Energy Inc.'s Steepbank/Millennium mine sites and Albian Sands Energy Inc.'s Muskeg River mine site were examined by Birch Mountain (Birch Mountain, 2002e). Drill cores from Syncrude's and Suncor's 2001 drilling program as well as cores from Albian's 2000 and 2001 drilling programs were included. The purpose of the program was to expand and refine Birch Mountain's understanding of the geochemistry, stratigraphy and alteration profiles in the Aurora, Muskeg River and Steepbank/Millenium mine sites (Birch Mountain, 2002e).

After drilling, each of the cores was halved with a diamond saw by the oil sands operators, with half being retained by the operator and the other half sent to Birch Mountain. Once received by Birch Mountain, the cores were quartered at either Birch Mountain's core facility in Calgary or by MRRT in Fort McMurray, Alberta (Birch Mountain, 2002e).

For each core, the entire Devonian section was examined, logged and sampled by Birch Mountain (Birch Mountain, 2002e). A total of 1,746 samples were collected and sent to Bondar Clegg for ICP-AES analysis (section 14.7). A total of 101 samples were selected for silica determination by lithium borate fusion with ICP-ES finish and 51 samples were selected on the basis of high ranking alteration values for Au, Pt and Pd determination using conventional FA lead collection. No significant precious metal values were returned (Birch Mountain, 2002e). Details on sampling methods and analyses are given in sections 14.7 and 15, respectively.

Visual alteration ranks were determined for each core, including the relative abundance of sulphides, pyrrhotite, siderite, barite, chalky clay alteration and structure, observed in both Devonian and Cretaceous rocks (Figure 13.3-1; Birch Mountain, 2002e). These ranks were previously defined by Birch Mountain on the basis of earlier core logging programs (section 8.3.5). Other lithological features such as de-calcification thickness, and the thickness, if any, of pyrite-cemented quartz sandstone at the base of the Cretaceous McMurray Formation were noted.

Data from the visible alteration ranks were added to the visual alteration database and to existing maps for the Aurora Oil Sands Property (Figure 13.3-1; Birch Mountain, 2002e). Areas of increased visual alteration were defined and compared to interpreted fault locations. Further detailed interpretation of this data set is on-going at the present time.

2003 Technical Report On The Gold Potential Of The Athabasca Property

464000
468000
472000
476000
N
6356000
6352000
6348000
6344000
LEGEND
Barite Rank:
Cores with abundant veins (>2 %) over 5m to 1 cm thick
Cores with abundant veins (1-2 %) over 1-5m 5 mm thick
Cores with scattered veinlets to 5 mm over 1-5m
Siderite Rank:
Cores with massive siderite over >1m
Cores with massive siderite over 0.5-1m
Cores with moderate siderite over <1m
Lakes and Rivers
Surface Elevation Contours
Satellite Surface Lineaments
Airphoto Surface Lineaments
Magnetized Basement Bodies or Faults
Magnetized Basement Contacts
Magnetized Basement Faults or Contacts
Magnetized Sedimentary Bodies or Faults
BIRCH MOUNTAIN RESOURCES LTD
0
1
2
3
km
APEX Geoscience Ltd.
EDMONTON, ABERTA
MAY, 2003

Figure 13.3-1.1: North Core Rank Distribution: Barite & Siderite

464000
468000
472000
476000
N
6356000
6352000
6348000
6344000

LEGEND

Structural Rank:

- Cores with brecciation or intense fracturing over >1m and/or bedding at >20°
- Cores with moderate fracturing >5m
- Cores with moderate fracturing over 1-5m

Sulphide Rank:

- Cores with >10% sulphides over 1m as bedding parallel bands
- Cores with 5-10% sulphides over 1m as bands
- Cores with 2-5% sulphides over 1m as bands or veins

- Lakes and Rivers
- Surface Elevation Contours
- Satellite Surface Lineaments
- Airphoto Surface Lineaments
- Magnetized Basement Bodies or Faults
- Magnetized Basement Contacts
- Magnetized Basement Faults or Contacts
- Magnetized Sedimentary Bodies or Faults

BIRCH MOUNTAIN RESOURCES LTD

Figure 13.3-1.2: North Core Rank Distribution: Structure & Sulphides

0 1 2 3 km

APEX Geoscience Ltd.

EDMONTON, ABERTA MAY, 2003

N
472000
476000
480000
484000
6316000
6312000
6308000

LEGEND

Structural Rank:

- Cores with brecciation or intense fracturing over >1m and/or bedding at >20°
- Cores with moderate fracturing >5m
- Cores with moderate fracturing over 1-5m

Sulphide Rank:

- Cores with >10% sulphides over 1m as bedding parallel bands
- Cores with 5-10% sulphides over 1m as bands
- Cores with 2-5% sulphides over 1m as bands or veins

- Lakes and Rivers
- Surface Elevation Contours
- Satellite Surface Lineaments
- Airphoto Surface Lineaments

BIRCH MOUNTAIN RESOURCES LTD

Figure 13.3-1.3: South Core Rank Distribution: Structure & Sulphides

0 1 2 3 km

APEX Geoscience Ltd.

EDMONTON, ABERTA MAY, 2003

Birch Mountain Resources Ltd.

13.4 Co-Development Geophysical Log Examinations, 2001

Geophysical logs are used by Birch Mountain to identify potentially altered zones in subsurface cores that have not yet been visually examined or sampled and to assist in the interpretation of core logging results. The well logs also provide valuable information on stratigraphy that may be used to identify subsurface faults and other structure.

In order to expand Birch Mountain's understanding of geophysical log alteration profiles, logs from a variety of Suncor Energy Inc.'s oil sands drilling programs were examined during 2001-2002 (Birch Mountain, 2002f). Well logs from Suncor's 1999 and 2000 drilling programs had previously been received by Birch Mountain but had not been examined in detail. The addition of Suncor's 2001 drilling program well logs to the existing geophysical log database has refined Birch Mountain's understanding of limestone alteration patterns and the structural complexity within the region by providing enough e-logs to allow a study of the Steepbank/Millenium mine area similar to that conducted in the Aurora area in 1999 (section 8.3.6). One hundred and twenty-one e-logs from Suncor's 2001 drilling program and 50 e-logs from Suncor's 1999 and 2000 drilling program were examined (Birch Mountain, 2002f). Guides to interpreting e-log signatures can be obtained on request from Reeves Wireline.

The Suncor well log suite contains no conductivity or resistivity logs. Therefore, a detailed analysis of the suite of logs used by Suncor was necessary in order to define alteration signals (Birch Mountain, 2002f). Although it was known that cores in the study area were altered, direct identification of this alteration proved difficult to define. Three types of unconformity profiles were identified (Figure 13.4-1; Birch Mountain, 2002f): (1) Type I: Devonian limestone overlain unconformably by Cretaceous oil/water sands; (2) Type II: Devonian limestone overlain unconformably by oil shale with oil/water sand; and (3) Type III: Devonian limestone unconformably overlain by sheared shale and conglomerate with oil/water sand above. Maps showing the distribution of these e-log profiles were constructed and compared to other data (geochemical, structural) available (Figure 13.4-2; Birch Mountain, 2002f).

The character of the Cretaceous McMurray Formation lying above the unconformity was also examined. Maps showing the distribution of pyrite cemented sandstone and the occurrence of water sands were constructed. This showed that some of the faults or fluid flow pathways that were mostly likely responsible for post-Devonian alteration of the tar sands were likely active in Devonian times and may have been responsible for alteration of the Devonian Waterways Formation. This observation is different from observations for the Aurora mine site, where wells with altered e-logs show no correlation to Cretaceous water sand (Birch Mountain, 2002f).

Examination of how geochemical data from the core samples relates to e-log alteration is ongoing By Birch Mountain at the present time.

2003 Technical Report On The Gold Potential Of The Athabasca Property

The location of the Devonian-Cretaceous unconformity Unconformity profiles observed in Suncor well logs. Figure 13.4-1. is shown by the red lines.

470000
475000
480000
485000
6315000
6310000
6305000
N
LEGEND
Type 3 Log
Type 2 Log
Type 1 Log
No interpreted log alteration
Roads
Lakes and Rivers
Surface Elevation Contours
Satellite Surface Lineaments
Airphoto Surface Lineaments
BIRCH MOUNTAIN RESOURCES LTD
0
1
2
3
km
APEX Geoscience Ltd.
EDMONTON, ABERTA
MAY, 2003

Figure 13.4-2: Geophysical Log Alteration Distribution

Birch Mountain Resources Ltd.

14.0 SAMPLING METHOD AND APPROACH

All programs included discussed below were introduced in sections 12 or 13.

14.1 2001 Surface Chain of Custody Sampling Program

During this program, three samples were collected from locations previously sampled by APEX personnel (section 12.1; Table 14.1-1; Scherba and Besserer, 2001a). The location for the rock grab sample was identified on July 19, 2001, by Birch Mountain staff and was sampled by APEX personnel on July 20. On August 3, 2001, APEX returned to the field and collected 2 channel samples (Scherba and Besserer, 2001a). Samples were collected to provide chain-of-custody material for analytical methods testing and are not intended to be representative samples. The three samples are of altered limestone that was determined from previous studies to have high potential for precious metal anomalies.

Table 14.1-1. Summary of surface sample chain of custody sampling program.

Survey type	Surface grab and channel chain of custody
Location	Athabasca Property outcrop/subcrop
Contractor	APEX Geoscience Ltd.
Area covered	Outcrop
Sample type	Trench and grab; not representative
Sample spacing/interval	N/a
Number of samples	3
Sample handling	APEX Geoscience Ltd.

The rock grab sample was collected from an altered, silicified limestone from 5 to 45 cm depth in a previously sampled hole (Scherba and Besserer, 2001a). To obtain undisturbed material, the hole was enlarged and in situ material was placed into three 20L plastic pails, which were then secured with numbered security seals.

The channel samples were originally collected during June, but as the chain of custody of these samples were compromised, new samples were collected in August (Scherba and Besserer, 2001a). An existing pit was enlarged to expose undisturbed in situ altered limestone. The first channel sample was collected from a disaggregated unit from a channel excavated to a depth of 30 cm, a width of 35 cm and a length of 150 cm. The second sample was collected from a more competent unit lying beneath the first sample in the same channel. The channel samples were contained in 3 pails each, which were secured with security seals (Scherba and Besserer, 2001a).

The grab sample was shipped to APEX's secure warehouse facility in Edmonton. The six pails of channel samples were transported to Loring Laboratories, Calgary, were crushed and

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pulverized to -100 mesh, and were sent back to APEX's facilities in Edmonton, where they remain (Scherba and Besserer, 2001a). All samples obtained from this program were under the direct and indirect control of APEX personnel at all times. The chain-of-custody was never broken (Scherba and Besserer, 2001a). No analytical work was conducted on these samples.

14.2 Siliceous Limestone Program, 2001

This mapping and sampling program is described in section 12.2. Samples of the siliceous limestone and surrounding normal limestones were collected by Birch Mountain geologists during 2001 (Table 14.2-1; Birch Mountain, 2002b). At all sample locations, a plastic sample bag was filled with a representative sample of the limestone and a complete description was also obtained. Four samples of siliceous limestone and 21 samples of unaltered limestone were collected. Portions of the siliceous and unaltered limestone samples were sent to Bondar Clegg for sample preparation and analysis by FA and ICP-MS (Table 14.2-2; Birch Mountain, 2002b). No precious metals values above detection limit were returned.

Table 14.2-1. Summary of survey parameters for siliceous limestone program.

Survey type	Mapping and sampling
Location	Athabasca Property
Contractor
Area covered	0.57 km2
Sample type	Outcrop/subcrop

Table 14.2-2. Summary of analytical procedures for siliceous limestone program.

Laboratory/location	Bondar Clegg/Intertek Testing Services, North Vancouver,British Columbia
Certification	ISO 9002 registered company
Sample preparation procedure	Method PR-SR
Sample prep personnel	Bondar Clegg
Assay & analytical procedures	All samples: 30 element suite by IC30
Precious metal by FA36
Quality control measures	Bondar Clegg
Check assay	Bondar Clegg

14.3 SEM and ESEM Examinations, 2000-2002

A summary of surface and core samples examined by SEM and ESEM between April, 2000 and March 31, 2002, is given in Table 14.3-1 (Birch Mountain, 2002c).

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Table 14.3-1. Summary of all SEM and ESEM samples examined 2000-2002.

Sample Number	Sample Type	Drill Hole	Depth (m)	Lithology
5845	core	ASE01-118	80.82	fossiliferous to nodular limestone
6096	core	ASE01-102	89.91	fossiliferous to nodular limestone
01-SEMK-0126	core	BM00-02	21.48	Bedded and laminated dolostone
01-SEMK-01A	core	BM00-01	179.12	Clay breccia
01-SEMK-01B	core	BM00-01	179.24	Clay breccia
01-SEMK-01C	core	BM00-01	179.4	Clay breccia
01-SEMK-01D	core	BM00-01	179.57	Clay breccia
01-SEMK-01E	core	BM00-01	179.8	Clay breccia
01-SEMK-01F	core	BM00-01	179.91	Clay breccia
01-SEMK-057	core	BM00-01	229.77	Bedded and laminated dolostone
01-SEMK-059	core	BM00-01	230.55	Bedded and laminated dolostone
01-SEMK-060	core	BM00-01	230.96	Bedded and laminated dolostone
01-SEMK-061	core	BM00-01	230.41	Bedded and laminated dolostone
01-SEMK-062	core	BM00-01	231.1	Bedded dolostone
01-SEMK-097	core	BM00-01	273	Bedded to laminated claystone
01-SEMK-098	core	BM00-01	273	Bedded to laminated claystone
01-SEMK-099	core	BM00-01	273.81	Bedded to laminated claystone
01-SEMK-100	core	BM00-01	274.03	Bedded to laminated claystone
01-SEMK-100	core	BM00-01	274.03	Bedded to laminated claystone
01-SEMK-100B	core	BM00-01	274.03	Bedded to laminated claystone
01-SEMK-127	core	BM00-02	22.26	Bedded and laminated dolostone
01-SEMK-127b	core	BM00-02	22.26	Bedded and laminated dolostone
01-SEMK-131	core	BM00-02	24.35	Laminated fossiliferous limestone
01-SEMK-133	core	BM00-02	25.33	Laminated fossiliferous limestone
01-SEMK-134	core	BM00-02	24.54	Laminated fossiliferous limestone
01-SEMK-135	core	BM00-02	25.59	Laminated fossiliferous limestone
01-SEMK-136	core	BM00-02	25.88	Laminated fossiliferous limestone
01-SEMK-137	core	BM00-02	26.13	Laminated fossiliferous limestone
1107: 72.05	core	1107AE9510W4	72.05	Decalcified shale
1107: 72.75	core	1107AE9510W4	72.75	Decalcified shale
1107: 73.05	core	1107AE9510W4	73.05	Decalcified shale
1107: 73.05	core	1107AE9510W4	73.05	Decalcified shale
1107: 73.25	core	1107AE9510W4	73.25	Decalcified shale
1107Twin: 72.5	core	BM98-04	72.5	Decalcified shale
1107Twin: 72.85	core	BM98-04	72.85	Decalcified shale
1107Twin: 73.45	core	BM98-04	73.45	Decalcified shale
5874 pulps	core pulp	ASE01-102	89.91	fossiliferous to nodular limestone
5874-1	core	ASE01-102	89.97	fossiliferous to nodular limestone

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Sample Number		Sample Type	Drill Hole	Depth (m)	Lithology
5874-2		core	ASE01-102	90.18	fossiliferous to nodular limestone
5874-3		core	ASE01-102	90.42	fossiliferous to nodular limestone
5874-4		core	ASE01-102	90.61	fossiliferous to nodular limestone
BM00-01 230.96		core	BM00-01	230.96	Bedded and laminated dolostone
BM00-01 274.03		core	BM00-01	274.03	Bedded to laminated claystone
BM00-01:	229.77	core	BM00-01	229.77	bedded and laminated dolomite
BM98-05:	57.85	core	BM98-05	57.85	limey shale
BM98-05:	58.2	core	BM98-05	58.2	limey shale
BM98-05:	58.3	core	BM98-05	58.3	limey shale
FO2		surface	Focal Pit	n/a	altered limestone
3321		core pulp	BM98-03	81.0-82.0	Decalcified Limestone
3461		core pulp	BM98-05	57.6-58.6	Limestone
1107-72.05		core	1107AE9610W4	72.05	Decalcified Limestone
1107-72.10		core	1107AE9610W4	72.10	Decalcified Limestone
1107-72.45		core	1107AE9610W4	72.45	Decalcified Limestone
1107-73.05		core	1107AE9610W4	73.05	Decalcified Limestone
BM98-05-57.05		core	BM98-05	57.05	Decalcified Limestone
BM98-05-57.30		core	BM98-05	57.30	Decalcified Limestone
BM98-05-57.85		core	BM98-05	57.85	Decalcified Limestone
BM98-05-58.20		core	BM98-05	58.20	Decalcified Limestone
BM98-05-58.30		core	BM98-05	58.30	Decalcified Limestone
BM98-05-58.93		core	BM98-05	58.93	Decalcified Limestone
BM98-05-59.09		core	BM98-05	59.09	Decalcified Limestone
HAR98-002		surface pulp			Altered Limestone

All ESEM samples were prepared and examined using a single method by Birch Mountain Resources (Birch Mountain, 2002c). Small rock chips measuring no more than 2 x 2 x 0.5 cm were collected from the core or larger surface samples. Uncoated latex gloves were worn and a geological hammer and chisel were used. The small 2 cm rock chip samples were collected by geologists in the employ of Birch Mountain and were extracted from initial samples that were no more than 5 x 5 cm in size and were placed immediately in a labeled plastic vial. A brief description, including depth and lithology was recorded for each sample. For both core and surface samples, care was taken to obtain rock chips with orientations perpendicular, rather than parallel, to bedding planes.

Prior to being mounted, the rock chips were broken into smaller pieces, no more than 1-2 cm wide and long and less than 1 cm in height. Again, care was taken to ensure the broken surface examined was perpendicular to bedding. All samples were broken by Birch Mountain geologists, wearing latex gloves, using the facilities at Birch Mountain's laboratories. Care was taken to

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avoid contamination and to document any possible contamination sources and compositions (i.e. steel from the rock hammer).

Chips were mounted on stainless steel SEM grain mounts using either 5 minute epoxy or carbon tape. Uncoated latex gloves were worn. Samples were prepared immediately before examination or, in a few cases, the day prior to examination. Samples mounted with epoxy were painted around the edges with carbon paint. Once the paint was dry, the sample was placed in the ESEM/SEM. All SEM samples were coated with carbon coating to allow conductivity. The coating was prepared at the GSC using a high purity carbon rod coater specifically designated for high sensitivity samples, exclusively used for carbon coating. In the ESEM, samples were examined in a water vapour (1 atm), which precludes the need for carbon coating of the samples.

Each sample was examined in its entirety, usually a process 2-4 hours in duration, regardless of whether precious metals are found (Birch Mountain, 2002c). Samples are scanned at 300x magnification, frame by frame, in BSE mode calibrated so that gold or precious metals will appear extremely bright. For each precious metal or alloy observed, both a BSE and SE image, as well as a spectra, were obtained (Birch Mountain, 2002c).

Samples prepared with epoxy are stored at Birch Mountain's offices; due to their impermanent nature, samples mounted on carbon tape were discarded immediately after examination (Birch Mountain, 2002c).

14.4 TEM Examinations, 2000-2002

A total of seven rock samples and a variety of laboratory samples were examined by TEM between April 2000 and March 2002 (Table 14.4-1; Birch Mountain, 2002c).

Two different sample preparation methods were used for the TEM rock samples (Birch Mountain, 2002c). Between January 2000 and April 2001, a wet mounting technique was used. This involved mixing less than 1 gram of a randomly sampled sample pulp with approximately 2 ml commercial grade (GIBCO) distilled water. The mixture was hand-agitated, then a drop of the slurry was placed on a TEM grid and allowed to dry. After April 2001, a simpler dry mounting technique was used. This involved dispersing the sample pulp directly onto a TEM grid using a coffee filter to sieve the coarser pulp material.

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Table 14.4.-1. Summary of Birch Mountain TEM observations.

Sample Name	Description	Sample Type	Preparation method
3402	Interval 72.40-73.50 m depth in drill core BM98-04 - limey shale	Core pulp	Wet mounting; dry mounting
Pink solution	Laboratory extract of sample BJ98-008	Dried solution	Liquid
HAR98-002	Surface bulk sample - altered limestone	Sample pulp	Wet mounting; dry mounting
3461	Interval 57.60-58.60m in drill core BM98- 05 - limey shale	Core pulp	Wet mounting; dry mounting
BJ98-008	Surface bulk sample - altered limestone	Sample pulp	Wet mounting; dry mounting
1107	Interval 72.00-73.60m in drill hole 11- 07AE-10W4 - limey shale	Core pulp	Wet mounting; dry mounting
Extract of BJ98-008	Extract of sample BJ98-008	Dried solution	Liquid
Slag of 3402	Slag from XRAL laboratories fire assay of 3402	Slag pulp	Dry mounting
SMSBM4	Chain of custody surface sample - altered limestone (BM98-008 equivalent)	Sample pulp
SMSBM4 flocculent	Extract solution of chain of custody surface sample - altered limestone (BM98-008 equivalent)	Dried Solution	Liquid
Pt-Fe FIB section	FIB of Pt-Fe microparticle in chip sample from 229.77 m depth in drill core BM00-01 - bedded dolostone	Core sample	FIB mount
Au-Ag FIB section	FIB of Au-Ag microparticle in chip sample from 274.03 m depth in drill core BM00-01 - bedded claystone	Core sample	Fib mount

Sample preparation for liquid laboratory materials consisted of agitating a vial of approximately 2 ml of the sample, immediately extracting a drop by pipette, then depositing the drop onto a carbon coated copper or nickel TEM grid. Excess fluid was wicked off with filter paper fluid and the remaining liquid allowed to evaporate to dryness. Where the dried sample material was too thickly deposited on the grid, the original sample fluid was diluted to approximately 1/10 original concentration with distilled water and then remounted.

Copper grids were used exclusively up to April 2001, with both nickel and copper grids used in later examinations. The grids were coated with a carbon film prepared by UC using in-house techniques, which involved evaporating carbon rods onto a sheet of muscovite, floating the carbon film off in distilled water, and finally sizing and placing the carbon film on the TEM grid. Nickel grids with carbon films were purchased from Electron Microscope Sciences/Diatom U.S., Fort Washington, Pa. Uncoated copper and nickel grids were also used occasionally.

The chain of custody TEM samples were prepared according to the methods outlined in Bazett-Jones and Hendzel (1999).

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Focused ion beam sections were prepared by Fibics Inc., Ottawa, Ontario, using the lift-out technique. A beam of gallium ions is used to mill out two trenches on either side of the section of interest, the area in the middle is thinned until it is electron-transparent and then the cross-section is cut free by the FIB. The specimen is then "lifted out" by the use of an electrostatic probe, which retrieves the free sample from its trench and deposits it on a TEM grid that is made up of copper covered with any one of a variety of thin films.

All TEM mounts were prepared by or under the supervision of Birch Mountain. The samples were stored either in Birch Mountain's office or at the UC electron microscope imaging facility (Birch Mountain, 2002c).

14.5 Relogging and Sampling of Diamond Drill Core, 2000

This program was described above in section 13.1. (Birch Mountain, 2002d); details are given in Table 14.5-1. All core sampling was conducted by geologists in the employ of Birch Mountain (Birch Mountain, 2002d). Cores were halved by Birch Mountain personnel using a diamond rock saw at Birch Mountain's core logging facility; one half of the core was sampled and the other retained at Birch Mountain's core storage facility. For the two cores examined, both the Devonian carbonates and the lowermost part of the McMurray Formation were sampled (Birch Mountain, 2002d). Sample widths were controlled by lithology and averaged 1 m thick, although larger or smaller sample intervals were used where necessary. As the holes were drilled vertically, sample widths are interpreted to be true widths. Samples were placed in plastic bags and shipped to Bondar Clegg for analysis; details on analytical procedures are given in Table 14.5-2. A summary of precious metals results is shown in Table 14.5-3; no significant concentrations of precious metals were found.

Table 14.5-1. Summary of relogging and sampling drill core program.

Survey type	Core re-logging and sampling
Location	Athabasca
Contractor
Area covered	2 drill cores
Sample type	Core samples
Sample spacing/interval	1 m continuous sampling
Number of samples	55
Sample handling	Birch Mountain

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Table 14.5-2. Summary of analytical procedures used in drill core program.

Laboratory/location	Bondar Clegg/Intertek Testing Services, North Vancouver, British Columbia
Certification	ISO 9002 registered company
Sample preparation procedure	Method PR-SR
Sample prep personnel	Bondar Clegg
Assay & analytical procedures	All samples: 30 element suite by IC30
Precious metal by FA36
Quality control measures	Bondar Clegg
Check assay	Bondar Clegg

Table 14.5-1. Summary of precious metals results from relogging and sampling drill core program.

Statistics	Ag (ppm)	Au (ppb)	Pt (ppb)	Pd (ppb)
Detection Limit	0.5	1.0	0.5	0.1
Maximum	2.7	4.0	0.5	0.1
Minimum	0.5	1.0	0.5	0.1
95th percentile	1.1	1.0	0.5	0.1

14.6 2001 Drill Core Chain of Custody Sampling Program

The 2001 chain-of-custody core drilling program was outlined in section 13.2. and a summary of the program is given in Table 14.6-1 (Scherba and Besserer, 2001b). The drilling program was completed July 20, 2001. All drill core was transported by APEX at the end of every drill shift to the McMurray Resources Research and Testing (MRRT) facility in Fort McMurray, where it was placed in a refrigerated unit and locked for storage (Scherba and Besserer, 2001b). The core was cut by APEX and MRRT personnel and logged on July 21, 2001. The geology intersected in drill hole BM01-01 matched that identified in earlier drill holes by Birch Mountain and Syncrude. The split core was sampled by APEX on July 21; a total of 150 samples (75 samples in duplicate) were collected from the drill hole (Scherba and Besserer, 2001b).

Table 14.6-1. Summary of drill core chain of custody sampling program.

Survey type	Chain of custody drill core sampling
Location	Athabasca Property/MRRT
Contractor	APEX Geoscience Ltd.
Area covered	1 drill core
Sample type	Core samples
Sample spacing/interval	Continuous, 1m sample intervals
Number of samples	150 (75 in duplicate)
Sample handling	APEX Geoscience

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Sampling began 7 m above the sub-Cretaceous unconformity and continued in 1 m intervals to the base of the hole, irrespective of lithology (Scherba and Besserer, 2001b). Samples were bagged and secured in pails with security seals. One set of samples was shipped to Loring Laboratories Ltd. for crushing and pulverizing to -100 mesh, while the duplicate samples were shipped to APEX's secure Edmonton warehouse until further notice (Scherba and Besserer, 2001b). All samples were crushed and pulverized at Loring Laboratories Ltd. to a minimum -100 mesh size and then sent back to APEX until further notice (Scherba and Besserer, 2001b). The samples are presently in secure storage at the APEX warehouse. No analytical work has been conducted on either of the sample sets. All of the samples collected from the drill hole were under the direct or indirect control of APEX personnel at all times and the chain-of-custody was not broken (Scherba and Besserer, 2001b).

14.7 Co-Development Drill Core Examinations, 2001

As part of the co-development agreements, drill cores from oil sands operators were logged and sampled by Birch Mountain staff during the summer to fall of 2001 (Birch Mountain, 2002e). Two-hundred and ninety two cores were logged and sampled during this period (Table 14.7-1). One-half of the cores were supplied to Birch Mountain; this half was quartered either at MRRT in Fort McMurray or in Calgary at Birch Mountain's core logging facility.

For each drill hole, the entire thickness of Devonian rocks was examined, logged and sampled by Birch Mountain staff at the Calgary core logging facility (Birch Mountain, 2002e). The normal sampling interval chosen was 1 metre but shorter or longer sampling intervals were used where necessary. The base of the overlying McMurray Formation was rarely sampled. Only one quarter of the core was sampled. The unsampled quarter of the logged cores are archived in Birch Mountain's storage facilities in Calgary. All sample pulps and rejects are also stored in the same facilities.

Table 14.7-1. Summary of 2001 core logging program.

Survey type	Drill core logging
Location	Athabasca Property
Contractor
Area covered	292 drill cores
Sample type	Core samples
Sample spacing/interval	Continuous, 1m sample intervals
Number of samples	1746
Sample handling	Birch Mountain

A total of 1,746 core samples that were collected during the 2001 program were sent to Bondar Clegg for ICP-AES analysis (Table 14.7-2; Birch Mountain, 2002e). A total of 101 samples were

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selected for Si analysis and 51 samples were selected for precious metal analysis by FA (Table 14.7-2). No significant precious metal values, other than for silver, were returned (Table 14.7-3).

Table 14.7-2. Summary of analytical procedures for 2001 core logging program.

Laboratory/location	Bondar Clegg Canada Limited
Certification	ISO 9002 registered company
Sample preparation procedure	PRSR method (see section 15)
Sample prep personnel	Bondar Clegg
Assay & analytical procedures	All samples 30 element suite IC30
Selected 51 samples FA36
Random 101 samples Si by method XR01B
Quality control measures	Bondar Clegg
Check assay	Bondar Clegg

Table 14.7-3. Summary of precious metal results for 2001 core samples.

Statistics	Ag (ppm)	Au (ppb)	Pt (ppb)	Pd (ppb)
Detection Limit	0.5	1.0	5.0	1.0
Maximum	10	5.0	5.0	3.0
Minimum	0.5	1.0	5.0	1.0
95th percentile	0.65	1.4	n/a	1.1

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15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1 2000-2002 Sample Analysis

All core and surface samples collected during the siliceous limestone project, the core re-sampling project and the 2001 co-development core examinations were sent to Bondar Clegg (now ALS Chemex) of North Vancouver, BC. ALS Chemex is a world wide analytical and assay company with an office located in North Vancouver, B.C. On May 1, 1998, the Vancouver Branch became an ISO 9002 registered company. Work has also commenced toward ISO Guide 25 accreditation, which is specific to mineral analysis.

All samples were sent to Bondar Clegg as uncrushed samples. Sample preparation was conducted by Bondar Clegg using their PRSR method. The samples are dried and crushed to -10 mesh. A 250 g split is taken, which is then pulverized to -150 mesh size. Coarse rejects and splits are retained by Bondar Clegg for 3 months and then returned to Birch Mountain's storage facility in Calgary.

Samples from the siliceous limestone mapping program and the 2000 relogging of 1998 drill core were submitted for fire assay for Au, Pt and Pd, as well as 30 element ICP (BC methods FA56 and IC30, respectively). Gold, platinum and palladium are analyzed using standard fire assay fusion and lead collection of a 50 gram sample, followed by analysis by ICP. The suite of 30 elements is measured using a four acid digestion followed by ICP analyses. In those samples in which Ca, Fe, Ba, Mg, and Al abundance is in excess of the maximum limit of quantification (>10 wt.%), the digested sample is diluted to 10% of concentration, re-analyzed, and the relative abundance adjusted for dilution (overlimit technique).

For the co-development core samples collected in 2001, all samples were submitted for IC30 with overlimit analysis. However, only selected samples were subjected to fire assay analysis. Additionally, randomly selected samples from this suite were analyzed for silica by lithium borate fusion with ICP-ES finish (BC method XR01B).

Duplicate samples and standards are not submitted with the core and surface rock samples. Quality control measures, check assays and other duplicate analyses are performed by Bondar Clegg as part of their usual analytical procedures.

15.2 2000-2002 Analytical Methods Development

During the period 2000 to 2002, Birch Mountain conducted testing and verification of analytical procedures. Samples used for analytical methods development include: (1) the 1998 surface bulk samples and replicates (section 8.3.6.); (2) the 1999 chain of custody surface samples (section

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8.3.6.); (3) the 2001 chain of custody surface samples (section 12.1) and (4) the Birch Mountain and chain of custody drill core samples (sections 8.3.6 and 13.2). Tests and procedures are summarized below.

15.2.1 Precious Metal Analyses of Surface Bulk Samples

Lakefield Research Limited

The chain-of-custody surface samples collected by Strathcona (section 8.3.6) were analyzed for gold by routine lead collector fire assay by Lakefield Research Limited, Lakefield, Ontario (Lakefield, 1999). Details of the preparation methods were not received by the Company. Gold was not detected in any sample (Lakefield, 1999). Lakefield is an ISO/IEC Guide 25 accredited analytical laboratory.

Activation Laboratories Ltd.

Birch Mountain requested that Strathcona submit two chain-of-custody samples, SMSBM-4 and SMSBM-9, for precious metals analyses by a number of different analytical methods. The analyses were conducted by Actlabs, an ISO/IEC Guide 25 and CAN-P-1579 accredited analytical laboratory. Methods used included enhanced neutron activation (method code 1D -INAAGEO.REV1), aqua regia digestion - graphite furnace atomic absorption (method code 1A8), nickel sulphide fire assay with neutron activation (method code 1B - INAAGEO.REV1), ICP-MS analysis (method code 1B2), and lead fire assay with ICP-MS analysis (method code 1C-RES). The results of the above methods yielded concentrations of precious metals (Au, Pt, Pd, Rh, Ru, Ir, Os and Re), that were all <1 ppb, except for gold in SMSBM-4 at 2 ppb by lead fire assay and osmium at <2 ppb (Actlabs, 2001).

GEO LABS

Chain-of-custody samples SMSBM-4 and SMSBM-9, which replicate Birch Mountain bulk samples BJ98-008 and HAR98-002, respectively, were analyzed in duplicate by GEO LABS, using a multi-acid closed beaker digestion (method code CT4) followed by ICP-MS (inductively coupled plasma - mass spectrometer) analysis (method code IAT-200) of the digest solutions (Geolabs, 2001). A duplicate of each sample was also analyzed. The precious metal results from GEO LAB are summarized in Table 15.2.1-1.

Table 15.2.1-1. Summary of precious metal results for Geolabs analysis (Geolabs, 2001).

Chain of Custody Sample	Au (ppm)	Pt (ppm)	Ag (ppm)
Detection limit	0.025	0.01	2.5
SMSBM-4	0.045	0.355	<2.5
SMSBM-4Duplicate	<0.025	0.04	<2.5
SMSBM-9	<0.025	0.045	<2.5
SMSBM-9Duplicate	<0.025	0.025	<2.5

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With respect to these results, GEO LABS stated (Geolabs, 2001):

"The results of the complete digestion of the two BMR samples indicates that, with the exception of one of the two analyses of SMSBM-4, they have very low precious metal contents (Ag, Pt, Au) that approach or are below the lower limits of detection for this technique. Whereas the strong contrast in the values obtained for SMSBM-4 might indicate the presence of precious metals heterogeneously distributed within the sample which could be leached by a suitable technique, further, more detailed analyses, would be required to confirm this."

Birch Mountain requested that GEO LABS process an additional six samples using the same analytical method used above. With respect to these samples, GEO LABS stated that it was unable to quantitatively determine the precious metals concentrations due to interferences from certain elements during analysis by ICP-MS (Geolabs, 2002). GEO LABS wrote (Geolabs, 2002):

"Owing to the efficient separation of the PGE from the sample matrix at the fire assay stage, the amount of the interfering element is normally relatively low during analysis. However, in the solutions prepared by the mixed acid digestion technique, the interferences (in particular from Zr, Hf, Ta, and W, Table 2) were found to represent a significant proportion of the intensities of the precious metals, which also appeared to be present at very low concentrations in the samples. Owing to the magnitude of the contribution of the interferences to the intensity of the signal for each of the precious metals, it was not possible to obtain meaningful or consistent results for either the samples submitted for analysis, or the two standard reference materials and method blank included with the samples (Table 3). As a consequence, no data are reported for the samples at this time."

Birch Mountain believes that the cautions expressed by GEO LABS with respect to the results for the second suite of samples apply equally to the first, hence shedding doubt on the voracity of the initial anomalous results reported for sample SMSBM-4.

CanTech Laboratories, Inc.

Mr. Martin Thomas, M.Sc., P.Eng. of Lateral Solutions Inc., Calgary, Alberta, initiated a series of tests by CanTech Laboratories, Inc. (CanTech), Calgary, Alberta, using an analytical method for the determination silica-encapsulated gold (Society of Mineral Analysts US, undated). The method uses multiple aqua regia digests to decompose a 2.0 g sample, followed by sodium peroxide fusion and aqua regia digestion of the insoluble residue. A solvent extraction procedure is used to extract gold from the aqua regia digest solutions and gold and silver are measured by atomic absorption (Lateral, 2002). CanTech is not an ISO registered analytical laboratory, however CanTech is a reputable independent laboratory that conducts a variety of geochemical analyses for the GSC.

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The samples tested were surface bulk samples that were either collected as replicates by Birch Mountain (section 8.3.6.) or by APEX as part of the 2001 chain-of-custody surface sampling program (section 12.1). Precious metals results for the silica-encapsulated gold method are presented in Table 15.2.1-2.

Table 15.2.1-2. Precious metals results for silica-encapsulated gold method (CanTech, 2002a).

Submitted Sample	Original Sample	Chain-of- Custody	Gold (ppm)	Silver (ppm)
AGBM-1R	BJ98-008	Yes	<0.01	0.8
HAR98-008	BJ98-008	No	<0.01	3.5
AGBM-2R	BJ98-009	Yes	0.43	1.0
BJ98-009	BJ98-009	No	0.34	1.9

CanTech also conducted fire assays for gold on these samples, using a split size of 15 g and routine multi-acid digestion-atomic absorption analysis for silver using a sample size of 0.5 g (CanTech, 2002b). The precious metal results are summarized in Table 15.2.1-3.

Table 15.2.1-3. Precious metal results for FA-AAS analyses.

Sample	Chain-of-Custody	Gold (ppm)	Silver (ppm)
AGBM-1R	Yes	<0.02	0.4
HAR98-008	No	<0.02	0.8
AGBM-2R	Yes	0.02	0.4
BJ98-009	No	<0.02	0.4

The results for gold from the silica-encapsulated gold method for Birch Mountain bulk sample BJ98-009 and its chain-of-custody equivalent, AGBM-2R, conflict with the results for these two samples by conventional fire assay.

15.2.2 Precious Metal Analyses of Core Samples

Drill Holes BM98-4 and Chain-of-Custody BM01-1

Two samples were provided to Lateral Solutions Inc. for analysis at CanTech using the silica-encapsulated gold and fire assay methods outlined in section 15.2.1. One sample was collected from drill hole BM98-4 (section 8.3.6) and the other was a chain-of-custody sample collected from drill hole BM01-1 (section 13.2; Table 15.2.2-1). Both holes were drilled to twin Syncrude drill hole 11-7-AE-96-10W4, which yielded fire assayable platinum and gold over a 1.6 m interval in Devonian age limestone immediately below the sub-Cretaceous unconformity (section 8.2.5). Birch Mountain sample 3402 from drill hole BM98-4 replicates the upper 1.1 m of the 1.6 m interval in the original Syncrude drill hole. Sample 01CSB 308, from dill hole BM01-1, replicates

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the lower 0.79 m of the 1.6 m interval but also includes a 0.21 m interval beneath the bottom of the original sample.

Table 15.2.2-1. Summary of drill core samples submitted for silica encapsulated gold and fire assay methods.

Sample Number	Drill hole	Depth from (m)	Depth to (m)	Thickness (m)	Chain of Custody
3402	BM98-4	72.40	73.50	1.10	No
01CSB 308	BM01-1	73.0	74.0	1.0	Yes

Precious metal results obtained by the silica-encapsulated gold method are included in Table 15.2.2-2 (Cantech, 2002a) and results from conventional fire assay determination of gold (15.0 g sample) and 4 acid digest - atomic absorption analysis of silver are presented in Table 15.2.2-3 (Cantech, 2002a).

Table 15.2.2-2. Precious metal results for the silica-encapsulated gold method.

Sample	Gold (ppm)	Silver (ppm)
3402	4.73	8.0
3402Duplicate	<0.01	6.1
01CSB 308	<0.01	<0.01
01CSB 308Duplicate	<0.01	<0.01
01CSB 308Duplicate	<0.01	<0.01

Table 15.2.2-3. Precious metal results for conventional fire assay determination of gold with 4 acid digest - atomic absorption analysis of silver.

Sample	Gold (ppm)	Silver (ppm)
3402	<0.02	0.8
01CSB 308	0.04	0.4

In summary, conflicting results were obtained for gold between duplicate analyses of sample 3402 from drill hole BM98-4 using the silica-encapsulated gold method, and for gold and silver between the results of this method and the conventional fire assay and multi-acid digest results for gold and silver, respectively. The difference in the precious metals content between sample 3402 and chain-of-custody sample 01CSB 308 may indicate that the gold and silver detected in sample 3402 originate from the upper part of the interval sampled; the upper part of this interval was not included in the interval sampled in 01CSB 308. The reason for the significantly conflicting gold results between the original silica-encapsulated analysis for sample 3402 and the replicate analysis by the same method is unknown and is disconcerting. Interestingly, although the gold values are conflicting there is agreement for the silver analyses.

15.3 Verification Tests

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During late 2001, Birch Mountain entered into a contract with AuRIC Precious Metals Inc. (AuRIC) of Victoria, B.C., to purchase a customized fire assay protocol that AuRIC developed during 1998 analytical work to analyze precious metals in rocks from the Athabasca Property. AuRIC is not an ISO registered analytical laboratory and does not retain a registered B.C. assayer. The contract included provisions for independent, third party verification tests using a double blind, chain-of-custody test protocol. The idea of the protocol was to set up a criteria whereby certain quality control and assay levels had to be attained to proceed to the next phase of testing. In addition, the testing protocol was to be conducted without divulging method or technique to Birch Mountain or the verification laboratories. The stringent verification protocol was designed by and was under the control and supervision of Dr. A. Mann, P.Geol., Ruthrie Enterprises Ltd. (REL), Calgary, Alberta, and Mr. M. Thomas, Lateral Solutions Inc. (LSI), Calgary, Alberta. Both individuals and companies are fully independent of Birch Mountain. Independent testing of AuRIC's protocol began in January 2002, and involved three phases. Phase I was a preliminary verification trial done at AuRIC. Phase II was a preliminary blind test of several laboratories, using several standards and blanks. Phase III was a refereed trial of the method using blindly numbered samples, standards and blanks prepared by REL and analyzed in two Canadian laboratories.

The test sample suite comprised 10 samples repeated 5 times each for a total of 50 samples consisting of standards, blanks, duplicates and rock samples from the Athabasca Property. The test sample suite was selected and prepared by REL from two chain-of-custody samples provided by APEX and from two bulk samples furnished by Birch Mountain; the samples were delivered to LSI as blind numbered samples (Mann, 2002). The verification protocol was divided into two parts. In part one, the fire assay protocol was transferred to LSI who supervised and worked with AuRIC at AuRIC's Salt Lake City, UT, laboratory to complete the assay procedure on the 50 blind samples. LSI has advised that the results are derived from a technique using fire assay protocols (Mann, 2002). The results from these first tests were provided directly to REL by AuRIC. Dr. Mann of REL analyzed the results against criteria established in the verification protocol including the following Phase I precision, threshold concentration and quality control provisions (Mann, 2002):

1.	That at least one of the five "real" samples, should contain an arithmetic mean of at least 1,000 ppb combined gold, platinum and palladium,
2.	That the results should derive from a technique using fire assay, and using such checks and safeguards as are necessary to preclude, as far as possible, erroneous "artifact" or "contamination" readings,

3.	That all the results and the arithmetic means of the five repeat analyses of the standard samples should be within two times published standard deviation of the published arithmetic mean for that standard,

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4.	The range of the five repeat results of the >1,000 ppb sample should not exceed 60% of the arithmetic mean of these five results (e.g. a mean of say 2,000 ppb would have a permissible range of 1,200 ppb, from 1,400 ppb to 2,600 ppb), and

5.	If there is more than one sample with a >1,000 ppb mean, the same range criterion as in clause 4 applies.

REL advised Birch Mountain that criteria for advancing to the second part of the verification protocol were met and recommended proceeding to Phase II of the verification process (Mann, 2002). In essence, REL has advised Birch Mountain that at least one of the APEX chain-of-custody samples or Birch Mountain bulk samples yielded greater than 1,000 ppb (1 g/t) combined gold, platinum and palladium, and that the sample yielded reproducible results using the AuRIC analytical protocol (Mann, 2002).

Phase II involved the analysis of the same test suite in independent Canadian analytical laboratories in order to select which two laboratories would be most suitable for Parts 2a and 2b of the Phase III program. The results from the Phase II analytical program were analyzed by Dr. Mann of REL and the recommended laboratories were communicated to Birch Mountain and AuRIC (Mann, 2002). Two of these laboratories were selected for the Phase III testing program (Mann, 2002).

Phase III was subdivided into two parts: Part 1 was conducted at AuRIC and Part 2 at two independent Canadian laboratories (Parts 2a and 2b). All Phase III testing was supervised by Mr. M. Thomas of LSI. Mr. Thomas was responsible for transferal of the AuRIC assay protocol to the independent Canadian laboratories and supervision of the testing (Mann, 2002). During May 2002, Birch Mountain received an interim summary compliance report from REL, concerning Part 1 and Part 2a of the third phase of tests (Mann, 2002).

Dr. Mann of REL reported the following results and conclusions:

"Results Phase III Part 1 tests showed:

1.	precious metals (gold, platinum, palladium) were not detected in the reagent blanks;
2.	several, but not all, blank samples returned trace amounts of gold;
3.	precious metal standards reported higher than their recommended values;
4.	there are sufficient checks and safeguards to preclude erroneous artifact or contamination readings;
5.	several samples, including chain-of-custody samples, from the mineral properties of Birch Mountain Resources Ltd. met the test criteria for threshold precious metal values within an acceptable statistical variation.

On this basis, REL recommended proceeding with Phase III Part 2 verification testing.

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"Phase III Part 2[a] assay verification tests, at which there was no employee or agent of AuRIC present, run under strict surveillance by LSI, in the first of two independent laboratories, showed:

1.	precious metals were not detected in the reagent blanks;
2.	several, but not all, blank samples returned measurable amounts of gold;
3.	precious metal standards reported lower than their recommended values;
4.	the method was essentially the same as that used at the AuRIC facility, with some modification, approved by AuRIC, to accommodate procedures of a commercial assay laboratory;
5.	there are sufficient checks and safeguards to preclude erroneous artifact or contamination readings;
6.	total precious metals in the chain-of-custody samples did not meet the threshold value established in the protocol, and the variance of the results for five repeats of each sample exceeded the acceptable range.

"It should be noted that the independent test work (Phase III Part 2a) did show quantifiable concentrations of gold and platinum in the chain-of-custody samples, albeit markedly lower and more erratic than those obtained in the Phase III Part 1 tests.

Conclusions

These results do not comply with the established criteria of the verification protocol. However, the incomplete recovery of precious metals, as shown by the low precious metal values for rock standards in Phase III Part 2[a], and the high variance must be explained and remedied in the method before a recommendation can be made either:

1.	to terminate the verification tests or;
2.	to continue the verification tests (in a third laboratory"(Mann, 2002).

On the basis of the results, Birch Mountain concluded that there were reasonable grounds to believe that the customized fire assay method was able to detect gold and other precious metals in the samples tested. However, additional work would be required to determine why the Phase III, Part 2a test results did not match the Phase III, Part 1 results, which met the threshold value set by Birch Mountain within acceptable statistical variation. This additional work is supposed to proceed once the Company is able to complete a financing. Dr. Mann (personal communication, February, 2003) indicates that the Phase I and Phase III, Part 1a portions of the verification testing met the threshold values of greater than 1 g/t combined gold, platinum and palladium for at least one of the chain-of-custody samples, and that this result was reproducible with the AuRIC fire assay protocol. Dr. Mann believes these results to be highly encouraging and as such warrants further investigation. Even though the Phase III, Part 2a investigation did not meet all the criteria to continue forth, both Dr. Mann and Mr. Thomas indicated that anomalous concentrations of precious metals were obtained at the first Canadian Laboratory using the AuRIC protocols and that the AuRIC protocols did have to be slightly modified for

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usage in a commercial type analytical facility. In addition, lower than accepted precious metal values obtained for all of the standards was disconcerting and should be addressed prior to making a final recommendation on continuing to the Phase III, Part 2b testing at a third Canadian laboratory eventually leading to possible completion of the purchase of the AuRIC fire assay protocol.

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16.0 DATA VERIFICATION

APEX personnel including one or both of the authors of this report have either been involved with, aided or conducted precious metal exploration on a number of programs in the Athabasca region over the last 10 years on behalf of or in conjunction with the AGS, the GSC, Tintina Mines/NSR, Ells River Resources Ltd., Echo Bay Mines Ltd., Syncrude and Birch Mountain. Sampling conducted by APEX personnel on many of these programs was conducted prior to the implementation of National Instrument 43-101. Therefore, the sampling and analytical work conducted by APEX or on behalf of these clients may not be to the strict accepted standards of chain-of-custody sampling for the purposes of National Instrument 43-101, however, the work was conducted independently for each of these clients and was done to the acceptable internal standards of industry and APEX at that time. To the knowledge of the authors, it is highly unlikely that any of the samples collected by APEX personnel were exposed to either contamination or to any personnel in the employ of APEX's clients as in almost every case APEX personnel would have collected the samples and shipped them directly to independent Canadian assay laboratories. Precious metal values (gold, platinum and palladium) totaling greater than 1 g/t have been obtained by acceptable conventional fire assay, wet chemical or INAA analytical techniques on at least three programs conducted by APEX on behalf of clients other than Birch Mountain.

More recently, APEX personnel have supervised and conducted chain-of-custody surface sampling and drilling on behalf of Birch Mountain (Scherba and Besserer, 2001a,b). The surface and core samples were collected under the direct supervision of the authors and have not been compromised in the slightest way to the knowledge of the authors. All samples were logged and bagged by APEX personnel. The samples once bagged were placed in 5 gallon pails and were secured with tamper proof security seals. The pails were trucked in an APEX vehicle driven by APEX personnel back to Fort McMurray and then were trucked eventually to Edmonton where they have been and still are housed at APEX's secure warehouse facility. Splits from the chain-of-custody samples have been subsequently couriered to either Loring laboratories or to Dr. A. Mann in new pails with a new set of tamper proof security seals for further work.

Recent verification analytical work supervised by Dr. A. Mann of REL and Mr. M. Thomas of LSI on at least one split of one of the chain-of-custody samples has yielded precious metal values in excess of 1 g/t combined gold, platinum and palladium using the AuRIC fire assay protocol (Mann, 2002). Further verification of these precious metal values are presently awaiting further financing by Birch Mountain in order to continue the incomplete verification process. The verification process designed by Dr. Mann of REL and Mr. Martin of LSI to evaluate the AuRIC fire assay process for precious metal fire assaying of samples from Birch Mountain's Athabasca Property is well thought out and well justified and should be continued as recommended by Dr. Mann (2002).

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APEX verification of the in-house worked conducted by Birch Mountain has been limited to a review of a number of the drill cores and data generated from the drill cores, a visit and review of the Birch Mountain laboratory including sample preparation and analytical facilities, including the AA instrumentation, and free and full access to review all reports, internal memos, assay certificates and data. The data is well organized, the work well documented and in general in good order. The laboratory visited was clean, the personnel involved were knowledgeable and the procedures employed to a high standard for both sample preparation and analysis. It is the opinion of the authors that work conducted by Birch Mountain and its employees has been conducted to a high professional standard.

APEX verification of work conducted by other companies in the Athabasca region is well verified where APEX personnel were involved on the particular project. For those projects where APEX personnel where not directly involved, summary reports by the company or consultant who conducted the work have been reviewed. In general, most of the work conducted by Tintina Mines/NSR, Halferdahl and Associates Ltd., LAC and the various government agencies has, in most cases, been conducted by a reputable professional and has been conducted to a high professional standard. Much of the work conducted by Focal Resources Ltd. and Mr. Kenneth Richardson is poorly documented and is suspect in nature.

During the verification process the authors have reviewed a large database with respect to precious metal analyses. There is strong evidence of conflicting assays and reproducibility of assay results at a number of different laboratories using a number of different analytical processes on a number of different samples. It is hard to accept contamination, laboratory mix-up and nugget effect as the explanation for all of the assaying conflicts when almost every laboratory has provided some form of conflicting results. Based upon the audit that APEX has performed there is no evidence of any salting or other related fraudulent activities. Birch Mountain has recently theorized that some of difficulties with reproducibility of analytical results may be due in part to the small size of the precious metals and their physical behaviour as nanometer to micron sized particles. The authors are unable to verify nanoparticulate theory and whether the precious metals due in fact exist as nanometer sized particles as this R&D work and the theories are beyond the expertise of APEX. However, on the surface, some of Birch Mountains findings to date appear to be valid and certainly point in the direction that the particle size or some other unknown particle behaviour factor may be a possible cause of the difficulties with reproducibility of analytical results for samples from Birch Mountain's Athabasca Property.

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17.0 ADJACENT PROPERTIES

No information is included concerning precious metals exploration on properties adjacent to the Athabasca Property. Most of the permits near the Athabasca Property where historical precious metals exploration has occurred have been acquired by Birch Mountain. There are currently no other companies exploring for precious metals in the Athabasca region of Alberta.

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18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Birch Mountain has not carried out any mineral processing or metallurgical testing programs.

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19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral resource or mineral reserve estimates have been calculated for the Athabasca Property. Although a significant amount of concerted precious metal exploration, including drilling, has been conducted at the Athabasca Property, exploration by Birch Mountain is currently still at an early exploration stage as no mineralized zones of measurable length, width and thickness have been delineated to date.

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20.0 OTHER RELEVANT DATA AND INFORMATION

No other relevant data or information known to the authors is available.

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21.0 INTERPRETATION AND CONCLUSIONS

21.1 Discussion of Precious Metal Assays and Analyses

This report summarizes the results of more than 80 years of precious metals exploration in the Athabasca region of northeastern Alberta. The quality of information available on this subject is inherently variable. Part of the variability in the quality of information relates to its age and the then current standards governing its reporting and disclosure. Equally, however, some more recent data are of questionable quality due, for example, to use of inappropriate analytical methods, lack of quality control and assurance procedures and lack of check and audit procedures for positive results. An evaluation of the accrued information is necessary. This discussion is limited to evidence related to the measurement and concentrations of precious metals in rocks from Birch Mountain's Athabasca Property.

21.1.1 Exploration by Other Companies

Disclaimer: The bulk of the information contained in this section is drawn from news releases, technical reports prepared by companies, consultants and government personnel, as well as original laboratory reports. Many of the results disclosed herein were generated prior to current regulations pertaining to precious metal assay results and may or may not meet the requirements of National Instrument 43-101. To date, no precious metal resources or reserves have been identified on Birch Mountain's Athabasca Property. Therefore, the information presented herein does not imply, nor can it be used to infer, economic valuation of the Athabasca Property.

Pre-1986 information related to gold and precious metals exploration in the Athabasca region is anecdotal and not supported by authoritative reports apart from Allan (1920) who mentioned an occurrence of gold in drill hole Athabasca Oils Ltd. No 1. Allan reported that a sample of basement granite from this drill hole carried $13.00/ton gold, which is equivalent to a grade of 21.6 g/t (Dufresne et al., 1994). Subsequent work by Halferdahl (1986) places the gold-bearing section described in Athabasca Oils Ltd. No. 1 within Devonian age Methy Formation dolostone. Allan does not confirm or verify this result and therefore the quality of this information is questionable. Subsequent exploration results through to 1986 are rarely supported by comprehensive reports or analytical certificates and are therefore equally questionable.

During 1986, exploration conducted by Halferdahl & Associates Ltd. on behalf of Mr. K. Richardson (Halferdahl, 1986) provided the first high quality information on gold in Devonian sedimentary rocks in the Athabasca region. A gold value of 2.16 g/t was reported for a grab sample from 241.4 m depth in dill hole 86-1R. Halferdahl (1986) documents all aspects of the drilling program and states that the assays were repeated by Loring Laboratories Ltd. Other pre-1986 precious metal exploration including work by Tanner Arctic Oils Ltd. and 374624 Alberta

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Inc., is poorly documented and does not provide reliable information on the existence of precious metals in the region. A summary of the pre-1986 exploration for precious metals with a relative confidence index that is based upon how well the data are documented, the presence of assay certificates, assay methods, the laboratories used and any quality controls is given in table 21.1.1-

1. A confidence index of anything less than 0.8 is considered unreliable to suspect data.

Table 21.1.1-1. Summary of 1986 and pre-1986 precious metal analytical results by company.

The Confidence Index (CI) is a subjective ranking from 0.1 to 0.9 of the quality of the reported precious metal results and is based on information available at the time this report was prepared; other information may positively or negatively affect confidence index scorings. Only information with a CI of 0.8 or higher has been considered in the discussion and conclusions.

Company	Date	Sample Type	QA/QC	Lab	Analytical Method	Results	Confidence Index
Homer Bradley	1911- 1912	Drill core	Allan (1920)	N/A	N/A	21.6 g/t Au in either Methy Fm dolostone or Precambrian granitoid	0.3
Scurry Rainbow	1962- 1963	Drill core	N/A	N/A	N/A	Trace gold in limestone and basement rocks	0.3
Halferdahl & Associates	1986	Drill core	Repeat assays	Loring	Std. FA	2.16 g/t Au in Methy Fm dolostone	0.8
Tanner Arctic Oil	1986	Drill core	N/A	N/A	Std. FA	Trace Au	0.5
374624 Alberta Ltd.	1986	Drill core	N/A	Loring	Std. FA	Up to 1.1 g/t Au and 7.54 g/t Ag in Devonian limestone	0.5

In summary, probably all of the 1986 precious metal results other than the results reported by Halferdahl (1986) can be considered unreliable to suspect data for the most part due to a lack of information. For the most part, assay certificates and geological logs are not available for any of this older data with the exception of the Halferdahl (1986) exploration and the 374624 Alberta Ltd. drill hole (Faragher and Dufresne, 1996). Geological logs, sample information and assay certificates are all well documented by Halferdahl (1986). Although assay certificates from Loring Laboratories Ltd. are available for the work conducted by 374624 Alberta Ltd., geological logs and sample information were not available.

The current period of precious metals exploration in the Athabasca region, summarized in Table 21.1.1-2, began during 1992 to 1993 when Focal Resources Ltd. (Focal) acquired exploration properties in the Athabasca region from Mr. K. Richardson. In a series of press releases beginning in 1993, Focal stated that various "assay" and "instrumental analysis" methods used to measure precious metal concentrations in surface samples and drill core had detected up to tens to hundreds of grams-per-tonne of gold, silver and PGMs. Focal also reported up to 45.1 g/t

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gold, 180.3 g/t silver and 2.5 g/t platinum by standard fire assay techniques from an unidentified "certified Canadian laboratory." Focal was unable to provide independent substantiation of these results by standard fire assay at any recognized or otherwise certified analytical laboratory. In the absence of any confirmatory results, all results published by Focal are suspect and should not be relied upon as accurate indications of the true concentrations of precious metals in rocks from the Athabasca region.

Table 21.1.1-2. Summary of post-1992 precious metal analytical results by company, excluding Birch Mountain. The Confidence Index is described in Table 21.1.1-1.

Company	Date	Sample Type	QA/QC	Lab	Analytical Method	Results	Confidence Index
Focal Resources Ltd.	1993	Outcrop	N/A	N/A	N/A - "assay" results	Up to >68 g/t Au, 295 g/t Ag, 96 g/t Pt, 6 g/t Pd, 44 g/t Rh, 153 g/t Os, 128 g/t Ru, 360 g/t Ir in Waterways Fm limestone.	0.1
Focal Resources Ltd.	1993	Drill core	N/A	N/A - various(?)	N/A - "assay", "instrument al analysis"	Up to 45 g/t Au, 1,741 g/t Ag, 78 g/t Pt, 14 g/t Pd, 36 g/t Rh, 175 g/t Os, 65 g/t Ru, 231 g/t Ir in Waterways Fm limestone.	0.1
Focal Resources Ltd.	1993	Drill core	N/A	Asarco (?)	FA	1.7-46.3 g/t Au in five 1.5 m intervals of Waterways Fm limestone.	0.3
Focal Resources Ltd.	1993	Drill core	N/A	Asarco (?)	Leach test	10 g/t Au and 143 g/t Ag from Waterways Fm limestone.	0.3
Tintina Mines Ltd./ NSR Resources Inc.	1993	Outcrop	Sample repeats	Wendell & Co.	FA	Up to 156 g/t Au and 178 g/t Ag; 0.48 g/t Au (reassay) in Waterways Fm limestone.	0.3
Tintina & NSR	1993	Outcrop	N/A	BTC Technologies	Acid digest-DCP	Up to 35 g/t Au, 7 g/t Ag, 4 g/t Pt, 6 g/t Pd, 26 g/t Rh, >100 g/t Ir and Os, 53 g/t Ru in Waterways Fm limestone.	0.1
Tintina & NSR	1993	Outcrop	Duplicate & check assays	Chauncey Loring	FA	Up to 72.1 g/t Au, 2,634 g/t Ag in Waterways Fm limestone.	0.4

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Company	Date	Sample Type	QA/QC	Lab	Analytical Method	Results	Confidence Index
				XRAL	Std. FA	0.03-0.2 g/t Au in Waterways Fm limestone.	0.9
Tintina & NSR	1993	Outcrop	Yes	XRAL	Acid digest-ICP- MS	Up to 87 ppb Au, 233 ppb Pt in Waterways Fm limestone.	0.8
Tintina & NSR	1993	Drill core	Duplicate & check assays	Chauncey	FA (various), leach	0.03-2.66 g/t Au in Waterways Fm limestone.	0.6
				Chauncey	Acid digest-ICP- MS	0.03-1.84 g/t Au in Waterways Fm limestone.	0.6
				Chauncey	Cyanide leach	0.07-11 g/t Au in Waterways Fm limestone.	0.6
Tintina & NSR	1994	Drill core	Duplicate & check assays	Chauncey	Alkali fusion/FA	Up to 11.0 g/t Au, 14.7 g/t Ag in Waterways Fm limestone.	0.6
Tintina & NSR	1994	Drill core	Duplicate & check assays	Wendell & Co.	Acid scrub/ alkali fusion/ FA/ICP	Up to 2.3 g/t Au, 283 g/t Ag, 0.4 g/t Pt, 0.1 g/t Pd, 0.02 g/t Rh in Waterways Fm limestone.	0.7
LAC North America Ltd.	1994	Outcrop	N/A	Skyline Labs	Std. FA	Up to 0.9 g/t gold in a sample containing microparticulate gold.	0.8
LAC North America Ltd.	1994	Drill core	Duplicate analyses, FA check assays	AARL Western Deeps	Aztec x-ray	1 of 79 samples reports 0.9 g/t Au (LLD 0.7 g/t); composite sample reports 4.1 g/t Au. FA check give 4.2 g/t Au.	0.8
				AARL Vaal Reef	Aztec K- line x-ray	40 of 87 samples reported >0.1 g/t Au (LLD); up to 1.0 g/t Au	0.8
LAC North America Ltd.	1994	Drill core	Replicate fire assays	AARL	Std. FA - 1	21 of 79 samples gave >50 ppb Au; up to 0.8 g/t Au	0.9
					Std. FA - 2	79 of 79 sample report <50 ppb Au	0.9
APEX Geoscience Ltd.	1995 - 1996	Drill core	Duplicate, check assays	Bondar Clegg	Std. FA, INAA	Up to 0.26 g/t Au, 4.94 g/t Pt, 56 ppb Pd, 7 ppm Ag in Waterways Fm limestone	0.9

Later in 1993, Tintina/NSR also acquired mineral exploration properties from Mr. K. Richardson and initiated joint exploration of their Fort McKay property. Surface sampling and drilling programs conducted by Tintina/NSR are well documented and the original assay certificates are in

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the possession of Birch Mountain. Beginning with surface grab samples, Tintina/NSR methodically assayed both surface and core samples to determine precious metals concentrations. Although some of the laboratories used by Tintina were uncertified or otherwise unrecognized, the submission of duplicate samples and blanks, and the use of multiple laboratories and methods, allowed Tintina/NSR to judge the quality of precious metal results they had commissioned. Despite this, however, Tintina/NSR were unable to corroborate by fire assay the elevated gold and precious metal concentrations detected by non-standard assay techniques. In early 1994, Tintina/NSR published results from an oxidizing cyanide leach of samples from 1993 drill cores T2, T3 and T4, which ranged from 0.1 g/t gold and 14.7 g/t silver over 6.10 m, to 11.0 g/t gold and 1.7 g/t silver over 1.5 m. These values were obtained by fire assay of leach extract and residue products, but could not be confirmed by direct fire assay of core.

In February 1994, LAC Minerals Ltd. became interested in precious metal exploration in the Athabasca region through results published by the Geological Survey of Canada at the Calgary Mining Forum (Abercrombie and Feng, 1994a). In the few short months prior to its takeover by Barrick Gold, LAC generated a substantial amount of high quality exploration data that, for the most part, is in the possession of Birch Mountain. LAC conducted fire assay and other analyses of precious metals for samples from outcrop and core from the Athabasca region. Preliminary work by LAC involved secure sampling of outcrops. Fire assay results for these samples, conducted by Skyline Laboratories Ltd. (now Actlabs), yielded up to 0.9 g/t gold from a sample that contained gold seen in SEM analysis. Assay certificates are available for these samples and they are believed to be reliable.

Subsequent analytical work by LAC was conducted utilizing core from its 1994 drilling program. Core sampling and analysis is well documented and appears to have been conducted in a proficient and professional manner. Samples were analyzed at well known Canadian laboratories and at highly reputable South African analytical facilities. Methods used included fire assay, cyanide leach and Aztec K-line x-ray analysis which is routinely used to measure gold and platinum in South Africa. Fire assay for one suite of drill core samples by AARL reported gold values exceeding 0.05 g/t for 21 out of 79 samples, with a maximum gold grade of 0.80 g/t. The second suite of assays from duplicate samples, however, all reported values of <0.05 g/t gold. This result is difficult to explain, because the quality of the work appears to be high. Perhaps these conflicting results reflect the same lack of reproducibility between analytical methods that has been reported by Birch Mountain and other companies active in the area.

Similarly unusual analytical results were obtained by Aztec x-ray analysis. A 110 g composite sample prepared by LAC from grab samples collected over approximately 30 m yielded an average grade of 4.1 g/t gold by Aztec analysis. Fire assay analysis of two splits from the composite sample gave a weighted average grade of 4.2 g/t. However, no gold was detected by fire assay of the individual samples from which the composite sample was prepared. Although

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the conflicting analytical results were noted by LAC, the project was terminated prior to the resolution of this problem. LAC's precious metal assay results appear to be of high quality, the analyses were conducted by highly reputable laboratories and the samples used were collected independently of Birch Mountain. The LAC results indicate that: (a) gold is present in potentially economic concentrations in sedimentary rocks from Birch Mountain's Athabasca Property, and (b) conflicting results are obtained both between different precious metal assay/analytical methods and between different instances of the same analytical method.

The last major independent study on precious metals in the area of Birch Mountain's Athabasca Property was conducted by APEX on behalf of Syncrude Canada Ltd. Using standard fire assay and neutron activation analyses, the study reported up to 0.26 g/t gold, 4.9 g/t platinum, 0.056 g/t palladium and 7 g/t silver in Devonian limestone immediately below the sub-Cretaceous unconformity to which Birch Mountain holds the mineral rights. APEX also documented a number of samples from Cretaceous oil sands and sulphide cemented sands immediately overlying the sub-Cretaceous unconformity with anomalous concentrations of gold, platinum, palladium and silver (Faragher and Dufresne, 1996). Perhaps one of the most telling aspects of the APEX work is the fact that most of the samples containing anomalous concentrations of precious metals also yielded one or more anomalous "pathfinder associated elements" such as arsenic, antimony, tellurium, cadmium, lead, zinc, chromium, nickel, vanadium, bismuth, molybdenum and tin. Based on these results APEX concluded that the rocks from this area had been subjected to epigenetic precious metal mineralizing processes similar to those proposed in Birch Mountain's Prairie Gold Model. These data are of the highest quality and reliability, were sampled independently of Birch Mountain, and show that potentially economic concentrations of gold and platinum occur in Devonian limestone on the Athabasca Property. Other work by Birch Mountain on the platinum rich sample from Syncrude drill hole 11-7-AE-96-10W4 has shown that osmium, iridium, ruthenium and rhodium are also anomalous in this sample.

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21.1.2 Prior Scientific Studies

Disclaimer: The information contained in this section is drawn from technical reports prepared by government personnel and consultants, as well as original laboratory reports. Many of the results disclosed herein were generated prior to current regulations pertaining to precious metal assay results and may or may not meet the requirements of National Instrument 43-101. To date, no precious metal resources or reserves have been identified on Birch Mountain's Athabasca Property. Therefore, the information presented herein does not imply, nor can it be used to infer, economic valuation of the Athabasca Property.

Two scientific research groups have worked on precious metals on Birch Mountain's Athabasca Property: the Alberta Geological Survey (Dufresne et al., 1994) and the Geological Survey of Canada (Abercrombie and Feng, 1997). Although these studies were not directed at establishing mineral resources in the Athabasca region, both report anomalous to potentially economic concentrations of precious metals in sedimentary rocks from areas within or adjacent to Birch Mountain's Athabasca Property.

The Alberta Geological Survey (Dufresne et al., 1994) documented anomalous concentrations of up to 1.04 g/t gold in core from five holes drilled into poorly consolidated, oil impregnated, Cretaceous age McMurray Formation sandstone. Anomalous concentrations of gold were detected in all five drill holes, with 8 eight of 23 samples yielding >100 ppb gold. Based on elevated concentrations of boron, strontium and sodium found in these samples, Dufresne et al. (1994) invoked the model proposed by Feng and Abercrombie (1994a) who suggested that flow of oxidized brine solutions may have led to the deposition of gold and base metals in Precambrian and Phanerozoic rocks in the Athabasca region.

The Geological Survey of Canada (Abercrombie and Feng, 1997) reported multi-acid digest ICP-MS results showing up to 130 ppb gold in Devonian limestone. They also reported semi-quantitative laser ablation ICP-MS results of up to 1.08 ppm gold in Cretaceous Beaver River Sandstone and 1.60 ppm gold in Devonian Waterways Formation limestone. Other laser ablation results by the GSC gave qualitative to semi-quantitative estimates of 26-365 ppb (rel) gold, 264-3335 ppb (rel) silver, 0-12,206 ppb (rel) platinum, 0-1,835 ppb (rel) palladium and 0-649 ppb (rel) rhodium relative to the standard used, NIST trace element in glass standard 612 (Abercrombie and Feng, 1994a). Results of work done by both the Alberta Geological Survey and the Geological Survey of Canada are of high quality, were generated independently of Birch Mountain, and show that anomalous to potentially economic concentrations of gold are present in rocks from within and adjacent to Birch Mountain's Athabasca Property.

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21.1.3. Exploration by Birch Mountain

Disclaimer: The information contained in this section is drawn from technical reports prepared by Birch Mountain and its consultants as well as original laboratory reports. Many of the results disclosed herein were generated prior to current regulations pertaining to precious metal assay results and may or may not meet the requirements of National Instrument 43-101. To date, no precious metal resources or reserves have been identified on Birch Mountain's Athabasca exploration property. Therefore, the information presented herein does not imply, nor can it be used to infer, economic valuation of the Athabasca Property.

Since late 1993, Birch Mountain has actively explored for precious metals on its Athabasca Property. Table 21.1.3-1 summarizes the results of Birch Mountain's exploration and analytical work along with an interpreted confidence rating based upon the available data and quality of data that the authors were able to review for each campaign of work. During 1994 and 1995, exploration consisted primarily of surface sampling and drilling with limited analytical work. Beginning in mid-1995, Birch Mountain collected a series of surface bulk samples for analytical testing. As reported in the 1996 prospectus (Birch Mountain, 1996b), fire assay methods using a range of flux mixtures gave some positive, but inconclusive precious metal assay results. One bulk sample from the Central Bradley pit reported gold results ranging from below detection limit to 1.48 g/t by standard fire assay. Similar conflicting analytical results were reported in replicate samples collected from the same site (Birch Mountain, 1996b).

Table 21.1.3-1. Summary of Birch Mountain precious metal analytical results. The Confidence Index is described in Table 21.1.1-1.

Date	Sample Type	QA/QC	Lab	Analytical Method	Results	Confidence Index
1995	Drill core	SRC	SRC	Std. FA	Up to 5 ppb Au	0.9
1995	Outcrop	N/A	Loring	Std. FA	Up to 1.48 g/t Au in Waterways Fm limestone; repeat results are erratic.	0.7
1995- 1996	Drill core	Replicate tests	Heidelbaugh	Cyanide leach/ FA	Au contamination of Ag inquart used in FA.	0.1
1996	Outcrop	SEM confirmation of Au.	Heidelbaugh	Bulk leach test	Bulk leach of 1 ton gives 0.75 g/t Au recovery	0.6
1996	Drill core	N/A	Loring	Acid digest- ICP	Up to 3.7 ppm Ag only (no FA)	0.8
1996	Outcrop	Duplicate analyses	SRC	Acid digest- ICP	Trace Au only (4 ppb max.)	0.8
1996	Outcrop	Duplicate analyses	SRC	Std. FA	Trace (<1 ppb) Au seen in surface samples	0.8
1996	Outcrop	Duplicate analyses	SRC	Bottle roll cyanide leach	Up to 1.69 g/t Au and 23.1 g/t Ag in 1 of 4 repeats; no Au in subsequent repeats	0.8

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Date	Sample Type	QA/QC	Lab	Analytical Method	Results	Confidence Index
1996	Drill core	N/A	Dawson Metallurgical	Std. FA	<2 ppb Au by standard fire assay	0.9
				Sulphide flotation/FA	Up to 20 ppb Au	0.9
1996	Outcrop	Multiple assays	Kappes Cassiday	Std. FA	<0.1 g/t Au and <1.7 g/t Ag (LLD)	0.9
				Cyanide leach/FA	0.3 and 0.7 g/t Au in 2 of 21 tests; up to 11 g/t Ag in residual tails by FA, but second lab reports Ag 50 ppb in all samples	0.9
1997	Outcrop	Duplicates, standards, blanks	Bondar Clegg	Std. FA, multi- element ICP	Up to 44 ppb Au, 5 ppb Pt, 7 ppb Pd and 4.3 ppm Ag	0.9
1997	Outcrop	Duplicate analyses	Actlabs	INAA	Up to 19 ppb Au and 6 ppm Ag	0.9
1997	Drill core	Duplicates, standards, blanks	Bondar Clegg	Std. FA, multi- element ICP	Up to 32 ppb Au, 47 ppb Pt, 40 ppb Pd, 3.6 ppm Ag in Waterways Fm lst	0.9
1997	Drill core	Replicate assays	Bondar Clegg, Actlabs	Std. FA, NiS FA/ICP-MS	Reassay of Syncrude 11-7-AE- 96-10W4 Pt-bearing sample gives: 0.2 g/t Au, 2.2 g/t Pt, 27 ppb Pd, 20 ppb Os, 42 ppb Ir, 17 ppb Ru 18.4 ppb Rh	0.9
1998	Bulk samples	Duplicates, standards, blanks	Bondar Clegg, Hazen	Std. FA, multi- element ICP	FA detects nil to trace levels of Au, Ag and PGMs in bulk samples	0.9
1998	Drill core	N/A	AuRIC Metallurgical	Mod. FA	Up to 0.88 g/t Au, 41.2 g/t Pt, 18.0 g/t Pd and 68.4 g/t Ag in preliminary assays	0.5
1998	Drill core	Replicate assays	AuRIC Metallurgical	Mod. FA	Up to 0.78 g/t Au, 0.01 g/t Pt, 1.53 g/t Pd, 4.46 ppm Ag in Waterways Fm limestone	0.6
1998	Bulk samples	Replicate assays & QC samples	AuRIC	Mod. FA and chemical assay	Up to 6.09 g/t Au, 2.52 g/t Pt, 2.41 g/t Pd, 2.69 ppm Ag in Waterways Fm limestone	0.7
1999	Bulk samples	Replicate and duplicate assays	Maxam	Std. FA, chemical assay, Cl-Br leach	Up to 37.7 and 12.0 g/t Au, respectively, in two bulk samples	0.7
1999	Bulk samples	N/A	Envirogold	Acid digest- AA	Up to 0.08 g/t Au and 11 g/t Pt	0.7
1999	Bulk samples	Repeat assays	Birch Mountain, in-house	Std. FA, acid digest- AA	Up to 0.59 g/t Au, 0.13 g/t Pt, 1.90 g/t Pd	0.8
2000	Drill core	Duplicates, standards, blanks	Bondar Clegg	Std. FA, multi- element ICP	Up to 4 ppb Au, 2.7 ppm Ag	0.9
2001	Drill core	Duplicates, standards, blanks	Bondar Clegg	Std. FA, multi- element ICP	Up to 5 ppb Au, 3 ppb Pd and 10 ppm Ag	0.9
2001	Bulk samples	Standards, duplicates, blanks	GEO LABS	Multi-acid digest-ICP- MS	Up to 45 ppb Au, 0.36 g/t Pt; poor agreement between	0.8
2002	Bulk samples	Blanks, duplicate	CanTech	Multi-acid digest-AA	Up to 0.43 ppm Au, 3.5 ppm Ag	0.9

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Date	Sample Type	QA/QC	Lab	Analytical Method	Results	Confidence Index
		analyses		Std. FA	Up to 20 ppb Au	0.9
2002	Drill core, bulk samples	Duplicate assays	CanTech	Multi-acid digest-AA	Up to 4.73 g/t Au, 8.0 ppm Ag; poor agreement in duplicate assay	0.9
				Std. FA	Up to 40 ppb Au, 0.8 ppm Ag	0.9

During 1996, and continuing into the first half of 1997, Birch Mountain expanded its analytical methods research. Extractive methods such as cyanide leach were investigated to test whether or not they would be suitable replacements for traditional fire assay methods, which had to date, produced conflicting results. Although this work did not succeed in solving this problem, a number of intriguing results were obtained. Bottle roll oxidizing cyanide leach tests conducted by the Saskatchewan Research Council detected up to 1.69 g/t gold and 23.1 g/t silver in the first of four tests. These results could not be duplicated in three subsequent tests utilizing the same method. It is difficult to dismiss the results as being indicative of contamination because the three repeats of the original bottle roll test used the identical method. This work was done independently of Birch Mountain by a competent certified analytical facility. The results of this test are consistent with statements made by Birch Mountain that conflicting results can be obtained when running the same analytical method at different times on duplicate samples.

In 1998, Birch Mountain collected four well-characterized bulk channel and grab samples from trenches excavated into altered limestone on the Athabasca Property. As disclosed in the news release of July 16, 1999, standard fire assay of the bulk samples detected nil to trace levels of precious metals. However, because the bulk samples showed signs of alteration similar to that documented from core examinations and because SEM examination showed them to contain microparticulate base and/or precious metals, Birch Mountain hypothesized that the precious metals contained in the bulk samples did not respond to conventional fire assay. Accordingly, Birch Mountain began to test a series of alternative assay, analytical and extraction procedures to test this hypothesis using both drill core and bulk sample material.

Initial assay work conducted by AuRIC showed high concentrations of silver, platinum and palladium in samples of Devonian Waterways Formation limestone. Ten replicate fire assay and chemical reassays of one of the original samples assayed (Birch pulp 2715), were unable to reproduce the elevated silver and platinum values. In addition, palladium, although anomalous, was approximately one-tenth its former value. A series of QC analyses showed significant variations against expected values. Assay of the Birch Mountain bulk samples by AuRIC showed potentially economic levels of gold, platinum and palladium and improved agreement between assays. However, in the absence of independent verification of the AuRIC assay method, the results remain unverified, as reflected in the confidence index assigned these results in Table 21.1.1-2.

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Birch Mountain Resources Ltd.

Work at AuRIC was followed by the work conducted by Maxam Gold using fire assay and wet chemical extractive methods for gold. The work performed by Maxam was done under the direction of a qualified expert, Mr. M. Cooley, who had recently retired from Barrick Gold. Because Maxam's objective was to license or otherwise sell its technology to Birch Mountain, there is a question as to whether or not the work can be considered to be independent. However, because Mr. Cooley recommended not to proceed with further tests because of the lack of agreement between fire assay and extraction results, despite having detected potentially significant quantities of precious metals in two of Birch Mountain's four bulk samples, his objectivity appears to be above question. The results from Maxam are believed to be of high quality; however, because they have not been independently confirmed, they are assigned a lower degree of confidence.

Some results of Birch Mountain's 1999 to current in-house analytical method development program have been published in news releases, however, much of the information has not been released per agreements with the Canadian Venture Exchange. Birch Mountain has, however, acknowledged that despite its detection of precious metals in potentially economic concentrations, it has not to date developed what it considers to be a reliable method for measuring precious metal concentrations in rocks from its Athabasca Property.

Most recently, in the period 2001-2002, Birch Mountain has conducted both in-house and independent external investigations of technology it is developing for the extraction and analysis of nanoparticulate precious metals from its Athabasca Property. Much of this work has been conducted in independent laboratories using independently sampled chain-of-custody replicates of Birch Mountain bulk samples. Work done by CanTech Laboratories, Calgary, Alberta, GEO LABS, Sudbury, Ontario, has detected potentially economic levels of gold and platinum in both surface and drill core samples, including chain-of-custody samples. Typically there is poor agreement between duplicate assays or analyses and, in most cases, standard fire assay results yield trace to nil concentrations of precious metals conflicting with the results from other techniques. One exception to this was a result obtained using the silica encapsulated gold method at CanTech where a Birch Mountain bulk sample and its chain-of-custody replicate sample assayed 0.43 and 0.34 g/t gold, respectively.

Birch Mountain's most recent analytical testing has involved a stringent assay verification program, independently supervised and conducted by Dr. A. Mann of LEL and Mr. M. Thomas of LSI, using a customized fire assay procedure designed by AuRIC Metallurgical Laboratories of Salt Lake City, Utah. The verification work, involving a series of 50 samples composed of blanks, standards and chain-of-custody samples from the Athabasca Property, has resulted in the identification of threshold values of greater than 1 g/t combined gold, platinum and palladium identified in at least one of the chain-of-custody samples, which was reproducible with the

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Birch Mountain Resources Ltd.

AuRIC fire assay protocol within acceptable statistical variations. Dr. Mann (personal communication, February, 2003) believes these results to be highly encouraging and as such warrants further investigation. Both Dr. Mann and Mr. Thomas indicated that anomalous concentrations of precious metals were obtained at a Canadian Laboratory using the AuRIC protocols in the Phase III, Part 2a component of the verification testing. Even though the Phase III, Part 2a investigation did not meet all the criteria to continue forth with the verification testing, Dr. Mann and Mr. Thomas indicated that further testing should be continued as the AuRIC protocols did have to be slightly modified for usage in a commercial type Canadian analytical facility. On the basis of the results, Birch Mountain concluded that there were reasonable grounds to believe that AuRIC's customized fire assay method was able to detect gold and other precious metals in the samples tested. The authors concur with the conclusions of Birch Mountain, Dr. Mann and Mr. Thomas.

In summary, recent analytical work by Birch Mountain in independent laboratories and independent assays by APEX have produced sufficient high quality precious metal assay results to conclude that precious metals occur in anomalous to potentially economic concentrations in rocks from the Athabasca region. In contrast to much of the work done previously in the region, Birch Mountain's recent work has been performed using well-characterized samples, including chain-of-custody samples, in highly regarded, certified assay laboratories. Many of the results obtained, however, continue to generate results that conflict with the results of duplicate assay procedures or with the results of other methods of precious metal analysis. On the basis of its review of all of the available information on precious metal results for the Athabasca region, APEX concludes that there is sufficient evidence to justify Birch Mountain's conclusion that conflicting analytical results are real and may indicate that the results of standard analytical methods do not necessarily accurately reflect precious metal concentrations in rocks from their Athabasca Property.

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21.2 Conclusions

1.	Despite nearly a century of reported gold occurrences in the Athabasca region of northeastern Alberta, Birch Mountain and other companies exploring in the area have not yet succeeded in identifying or defining an economic or potentially economic resource or reserve of gold or other precious metals. Although precious metals, including gold, silver, platinum and palladium have been discovered on a few rare occasions in concentrations that might constitute economic concentrations if a resource can be identified, Birch Mountain's Athabasca Property is considered an early stage, high risk precious metals exploration property.

2.	Precious metals exploration by other companies on and in the region of Birch Mountain's Athabasca Property is of variable quality. In particular, elevated precious metals values reported by Focal Resources Ltd. in the early 1990s are unsubstantiated and are likely unreliable and are therefore ignored in the conclusions of this report.

3.	Beginning in 1994, electron imaging studies by the Geological Survey of Canada, Birch Mountain, LAC Minerals and others conclusively demonstrated that an unusual assemblage of base and precious metal microparticles, including gold, silver, platinum, palladium and other platinum group minerals, occurs in sedimentary and Precambrian basement rocks from Birch Mountain's Athabasca Property.

4.	Based on geological, geochemical and mineralogical information, Birch Mountain has developed the Prairie Gold model to explain the origin of these unusual base and precious metal microparticles. This model is consistent with the interpretations of other workers, including previous conclusions by APEX: sufficient high quality evidence exists to support the conclusion that epigenetic gold-silver-platinum-palladium mineralizing processes have occurred in the region of Birch Mountain's Athabasca Property.

5.	Multiple independent, high quality standard fire assays and other standard analytical methods for gold and precious metals, such as aqua regia digestion-AA or -ICP, have detected sufficient anomalous concentrations of precious metals in outcrop samples and drill core to conclude that Birch Mountain's Athabasca Property contains anomalous concentrations of gold and platinum group metals.

6.	Gold, silver and platinum group metal analyses from drill core obtained from Syncrude Canada Ltd. drilling in the area of the Aurora Mine have established that this area of Birch Mountain's Athabasca Property is, to the extent of the data available, the most anomalous area for gold, silver, platinum and palladium within the Athabasca region.

7.	Sufficient high quality, independent standard fire assays and other high quality analytical data exist to justify the conclusion that potentially economic concentrations of gold and platinum, and possibly palladium, occur on Birch Mountain's Athabasca Property. This

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includes: Aztec x-ray analyses confirmed by duplicate fire assays by Anglo American Research Laboratories for LAC Minerals which documented up to 4.1 g/t gold over a 30 m intersection in Methy formation dolostone in LAC drill hole ATH94-01; multiple replicate lead and NiS collector fire assay determinations by APEX and Birch Mountain of 0.2 g/t gold and 2.2-4.9 g/t platinum over a 1.6 m interval in drill hole Syncrude 11-7-AE-96-10W4; up to 0.045 g/t gold and 0.355 g/t platinum in chain-of-custody bulk samples analyzed by GEO LABS by multi-acid closed beaker digestion-ICP-MS; 0.43 and 0.34 g/t gold in replicate, chain-of-custody and non-chain-of-custody samples analyzed by CanTech Laboratories.

8.	High quality information derived from standard fire assay and other standard analytical methods show a sufficient number of conflicting results to justify Birch Mountain's conclusion that standard analytical methods for precious metals, including standard fire assay, may not necessarily accurately report the true level of gold, silver and platinum group metals present in rocks from Birch Mountain's Athabasca Property.

9.	Through its own work and through the work of qualified independent contractors working on chain-of-custody samples, Birch Mountain has shown that base and precious metal nanoparticles occur in rocks from its Athabasca Property and that at least some of the larger microparticles comprise aggregates of the smaller nanoparticles.

10.	Birch Mountain has proposed, but has not conclusively proven, that the occurrence of precious metals in nanoparticulate form may be the cause of the conflicting results obtained using standard analytical methods.

11.	Considering all available exploration information related to precious metals exploration of Birch Mountain's Athabasca Property, APEX concludes that further precious metals exploration of this property is warranted.

12.	APEX concurs with Birch Mountain in that continued analytical methods development, including independent verification of external fire assay protocols, is warranted and should be a high priority focus for the Athabasca Property.

Extensive precious metal exploration has been conducted at the Athabasca Property by Birch Mountain and a number of other companies including APEX. This exploration has resulted in the discovery of precious metals albeit as rare and erratic occurrences. As significant, has been the identification of alteration and associated trace element "pathfinder elements" associated with alteration and occasional precious metal mineralization. Once a reliable assay protocol is established for the Athabasca Property samples, further precious metal exploration, including drilling is warranted for the Athabasca Property. However, any further field exploration should be contingent upon successful independent verification of an analytical procedure for precious metals in rocks from Birch Mountain's Athabasca Property.

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22.0 RECOMMENDATIONS

Based on all the available geological, geochemical and mineralogical information constructed and compiled by Birch Mountain, APEX and a number of other companies and government agencies, sufficient high quality evidence exists to support the conclusion that epigenetic gold-silver-platinum-palladium mineralization has been discovered on and in the vicinity of Birch Mountains Athabasca Property. Standard analytical methods have shown that the levels of precious metals in some samples reach potentially economic concentrations. The vast majority of samples yield low levels or undetectable levels of precious metals. Although precious metal concentrations approaching economically significant have been discovered, no deposit of any measureable size that might constitute a resource has been identified to date. Birch Mountain's Athabasca Property is currently considered an early stage, high-risk precious metals exploration property.

During the verification and audit process, the authors reviewed a large database with respect to precious metal analyses. There is strong evidence of conflicting assays and a lack of reproducibility of assay results at a number of different laboratories using a number of different analytical processes on a number of different samples. It is hard to accept contamination, laboratory mix-up and nugget effect as the explanation for all of the assaying conflicts when almost every laboratory has provided some form of conflicting results. Based upon the audit that APEX has performed, there is no evidence of any salting, tampering or other related fraudulent activities. Birch Mountain has recently theorized that some of the difficulties with reproducibility of analytical results may be due in part to the small size of the precious metals and their physical behaviour as nanometer to micron sized particles. The authors are unable to verify nanoparticulate theory and whether the precious metals do in fact exist as nanometer sized particles because this R&D work and the theories are beyond the expertise of APEX. However, on the surface, some of Birch Mountain's findings to date appear to be valid and certainly point in the direction that the particle size or some other unknown particle behaviour factor may be a possible cause of the difficulties with reproducibility of analytical results for samples from Birch Mountain's Athabasca Property.

Based upon the results to date, in particular the difficulties with respect to obtaining reliable and reproducible precious metal assays for samples from the Athabasca Property, APEX strongly recommends that Birch Mountain continue, expand and complete its precious metal assay verification program initiated during 2002 under the supervision of Dr. A. Mann, an independent geological consultant, and Mr. M. Thomas, an independent metallurgical consultant. The verification program for the AuRIC assay protocol should be continued and completed. Much of the assay testing work has been restricted to a number of splits from the same set of 8 to 10 samples that are from altered rocks and as such are thought to potentially contain precious metals. It is recommended that the assay protocol and verification program should be expanded to include a much wider variety of lithologies including altered and seemingly non-altered

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carbonates, silicified carbonates, decalcified carbonates etc. from the Athabasca Property. Although continued precious metal exploration is warranted for the Athabasca Property, any filed exploration programs that involve bedrock sampling at surface or by drilling should be discontinued until such time as a reliable assay protocol can be found or developed.  Birch Mountain's in-house R&D analytical work should be continued to take advantage of the expertise that has been built up within the Company.  However, any potential analytical method that derives from the internal R&D technology development work that may have applications in the analysis of rocks from Birch Mountain's Athabasca Property, should be verified by an independent verification process such as the process currently being employed to verify the practical application of the AuRIC fire assay protocol.  APEX is in full agreement with the Canadian Venture Exchange's (now the TSX Venture Exchange) requirement for Birch Mountain to report the results of its in-house and related external technology R&D program separately from the results of its actual exploration work.

In terms of recommended filed exploration, new field exploration that involves prospecting, rock sampling or drilling for precious metals and associated conventional analytical work should be discontinued until a reliable assay protocol is either found or developed.  However, field exploration that could use further development and testing is the use of soil sampling to delineate target areas for future precious metal exploration.  APEX strongly recommends that a number of detailed baseline studies be conducted to evaluate the potential use of MMI and enzyme leach soil sampling methods to delineate significant target areas for drilling on the basis of soil geochemical anomalies.  Contingent upon the identification and verification of a reliable assay protocol and Birch Mountain's internal R&D work, a two-phase field exploration program comprising surface rock sampling and drilling should be considered.

Birch Mountain Resources Ltd.

23.0 REFERENCES

Abercrombie, H. J., 1996. Prairie-type sedimentary Au-Ag-Cu, in New Mineral Deposit Models of the Cordillera, Short Course Notes. British Columbia Geological Survey, December 1996, p 1-22.

Abercrombie, H. J., 1997. Memo dated February 13, 1997. Birch Mountain internal memo.

Abercrombie, 1999. Prairie Gold Update: A Review of Minerals Exploration in Athabasca, March 3, 1999. Unpublished internal report, 29 pp.

Abercrombie and Feng, 1994a. Progress Report: Northeastern Alberta Minerals Project, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix B.5.

Abercrombie, H. J. and Feng, R., 1994b. Gold and PGE anomalies in Phanerozoic sedimentary rocks, northeastern Alberta - potential for new deposits; in The Calgary Mining Forum, Program and Abstracts, 10 & 11 February, 1994; published by the Calgary Mineral Exploration Group, pp 51. POSTER ABSTRACT

Abercrombie, H. J., and Feng, R., 1997. Geological setting and origin of microdisseminated Au-Ag-Cu minerals, Fort Mackay region, northeastern Alberta, in Macqueen, R.W., Ed., Exploring for Minerals in Alberta. Geological Survey of Canada Geoscience Contributions, Canada-Alberta Agreement on Mineral Development (1992-1995). GSC Bulletin 500, p. 247-277.

Actlabs, 2001. Activation Laboratories Ltd., Certificate of Analysis Report 22322, September 14, 2001.

Adamson, D. W., 1994. Report of Work on the Richardson Option Metallic Mineral Permits for the Quarter ending June 30, 1994. LAC North America Internal Memo, 11pp.

Adamson, D. W., 1995. Summary of Athabasca Technical Data. Unpublished letter to Mr. K. Richardson dated March 16, 1995.

Agha, U. and Wong, C., 1994. The characterization of gold in core samples from the Alberta Tarsands, in Birch Mountain, 1995. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a.

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Birch Mountain Resources Ltd.

Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix L.5.

Albert, T. E., 1996. Report on Cyanide Bottle Roll Tests, Kappes Cassidy and Associates, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 4.9.

Alberta Chamber of Resources, 1996. Oil Sands Co-Products Summary Report.

Allan, J. A., 1920. The mineral resources of Alberta. Alberta Research Council, Report No. 1.

Allen, P., 1997. Results of Bulk Sulfide Flotation Tests, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 4.8.

Anderson, G. M. and Macqueen, R. W., 1988. Mississippi Valley-type lead-zinc deposits, in Roberta, R. G. and Sheahan, P. A., (Eds), Ore Deposit Models. Geoscience Canada Reprint Series 3, pp 79-90.

Arden, K. M., 1998a. Surface and Subsurface Geology and Structure, Athabasca, Northeastern Alberta. Birch Mountain Resources Ltd. Internal Paper. 28 pp.

Arden, K. M., 1998b. Apex Prospect: Subsurface Geology, Drill Target Location Study. Birch Mountain Resources Ltd. Internal paper.

Arden, K. M., 1999. Birch Mountain Permits - Status Report Nov 10-12, 1999. Internal unpublished status report. 3 pp.

Arden, K. M., 2000. Geophysical Logs: Exploration Information. Birch Mountain Resources Ltd. Internal paper.

AuRIC, 1998a. Assay Report, September 15, 1998. 1p.

AuRIC, 1998b. Assay Report, November 11, 1998. 4pp.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

AuRIC, 1998c. Assay Report, December 1, 1998. 3pp.

Babcock, E. A. and Sheridan, L. G., 1976. Structural significance of lineaments visible on aerial photos of the Athabasca oil sands area near Fort MacKay, Alberta. Bulletin of Canadian Petroleum Geology, Vol. 20, No 5/6, p. 387-407.

Ballantyne, J. M., 1993. Hydrocarbon-associated, sediment-hosted gold deposits: A genetic model. The American Association of Petroleum Geologists Bulletin, Association Round Table Abstracts, Vol. 77, No 8, p 1141.

Ballantyne, S. B. and Harris, D. C., 1997. Alluvial platinum-group minerals and gold in Alberta: results from the "orientation studies project" and their significance to exploration, in Macqueen, R.W., Ed., Exploring for Minerals in Alberta. Geological Survey of Canada Geoscience Contributions, Canada-Alberta Agreement on Mineral Development (1992-1995). GSC Bulletin 500, p. 279-329.

Banfield, J.F. and Navrotsky, A, (editors), 2001. Nanoparticles and the environment. Reviews in Mineralogy and Geochemistry, Vol. 44.

Bazett-Jones, D.P. and Hendzel, M. J., 1999. Methods: A companion to Methods in Enzymology 17, p. 188-200.

Bazett-Jones, D.P., 2001. Cu and Fe detection in samples from Birch Mountain Resources. Unpublished report.

Best, M. E., Peirce, J. W., Goussev, S. and Rhodes, J., 1997. Aeromagnetic Interpretation of the Athabasca HRAM Survey, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix K.

Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801.

Birch Mountain, 1995b. Biogeochemistry for Exploration, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix B.2.

Birch Mountain, 1995c. Gamma Ray Airborne Remote Sensing for Mineral Exploration, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix B.7.

Birch Mountain, 1995d. Assay Certificates - Chemex, Chauncey and Skyline Laboratories, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix L.12.

Birch Mountain, 1995e. Lake and Stream Sediment Sampling, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix L.2.

Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801.

Birch Mountain, 1996b. Prospectus July 12, 1996. 47 pp.

Birch Mountain, 1997. Independent Fire Assays Confirm Gold and Platinum potential of Birch Mountain's Athabasca Property. News Release April 3, 1997.

Birch Mountain, 1998a. 1997 Surface Samples, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix I.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Birch Mountain, 1998b. 1997 Soil Samples, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix K.

Birch Mountain, 1998c. Phase 1, 2 and 3 Drill Holes, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendices E, F and G.

Birch Mountain, 1998d. Electric Core Logs, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix H.

Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801.

Birch Mountain, 1999b. Birch Mountain reports technical overview and analytical results for Athabasca PGM-Gold project. News Release, July 16, 1999.

Birch Mountain, 2000a. Metallic and Industrial Mineral Assessment Report on the Athabasca Permits in Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN

9904.

Birch Mountain, 2000b. APEX and GEDCO Magnetic Anomaly Examination - Results, in Birch Mountain, 2000a. Metallic and Industrial Mineral Assessment Report on the Athabasca Permits in Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 9904, Appendix C.2.

Birch Mountain, 2000c. Birch Mountain Resources Magnetic Survey Results, in Birch Mountain, 2000a. Metallic and Industrial Mineral Assessment Report on the Athabasca Permits in Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 9904, Appendix D.2.

Birch Mountain, 2000d. 1998 Drill Program, in Birch Mountain, 2000a. Metallic and Industrial Mineral Assessment Report on the Athabasca Permits in Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 9904, Appendix F.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Birch Mountain, 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008.

Birch Mountain, 2001b. Analytical Methods Research and Development: Location of R&D Samples in Birch Mountain, 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, Appendix F.1.

Birch Mountain, 2001c. Bulk Sample Location Map, in Birch Mountain, 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, Appendix E.1.

Birch Mountain, 2001d. Drilling Program, Winter 1998-1999, in Birch Mountain, 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, Appendix D.

Birch Mountain, 2001e. Co-Development Electronic Log Interpretation, in Birch Mountain, 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, Appendix G.

Birch Mountain, 2001f. Co-Development Drill Core Examination 1999-2000, in Birch Mountain, 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, Appendix H.

Birch Mountain, 2001g. Drilling Program, February-March 2000, in Birch Mountain, 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, Appendix I.

Birch Mountain, 2001h. Analytical Methods Research and Development: Scanning Electron Microscope Examinations in Birch Mountain, 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, Appendix F.4.

Birch Mountain, 2001i. Analytical Methods Research and Development: Geological Survey of Canada, X-ray Diffraction Report in Birch Mountain, 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, Appendix F.5.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Birch Mountain, 2001j. Birch Mountain Aeromagnetic Survey in Birch Mountain, 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, Appendix K.

Birch Mountain, 2002a. Assessment Report - April 30, 2002, Grouping. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report No. 20020003 (available to public April 2003).

Birch Mountain, 2002b. Field Mapping Program, Summer 2001, in Birch Mountain, 2002a. Assessment Report - April 30, 2002, Grouping. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report No. 20020003, Appendix E.

Birch Mountain, 2002c. Electron Microscope Imaging 2000-2001, in Birch Mountain, 2002a. Assessment Report - April 30, 2002, Grouping. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report No. 20020003, Appendices I.1-1.7.

Birch Mountain, 2002d. Drill Core Relogging and Resampling, June 2000, in Birch Mountain, 2002a. Assessment Report - April 30, 2002, Grouping. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report No. 20020003, Appendix F.

Birch Mountain, 2002e. Co-Development Drill Core Examination 2001, in Birch Mountain, 2002a. Assessment Report - April 30, 2002, Grouping. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report No. 20020003, Appendix G.

Birch Mountain, 2002f. Co-Development Geophysical Log Interpretation 2001, in Birch Mountain, 2002a. Assessment Report - April 30, 2002, Grouping. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report No. 20020003, Appendix H.

Birch Mountain, 2002g. A Limestone Quarry Development, Proposed by Birch Mountain Resources Ltd., to be known as the Muskeg Valley Quarry, October 15,2002. Public Disclosure Document, 11pp.

Birch Mountain, 2002h. 2002 Investor Presentation Information.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Bowman, M. and Henderson, J., 1996. Transient Electromagnetic Survey, Athabasca Project, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 3.2.

Burnham, M., Elwaer, N., Pamer, L. and Moore, M., 2002. A comparison of the extraction of precious metals from sedimentary rock samples using alkali desportion and a modified Pb fire assay technique: Final Report. Unpublished report, 7pp.

Botton, G., 2000. Analysis of Nanophase Materials. Report for Birch Mountain Resources, Materials and Technology Laboratory, CANMET.

Cannon Microprobe, 1994a. Electron Microprobe and Ore Microscope Analysis of Ore Samples, August, 1994, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix L.3.

Cannon Microprobe, 1994b. Electron Microprobe and Ore Microscope Analysis of Ore Samples, September, 1994, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix L.4.

CanTech, 2002a. CanTech Laboratories, Inc. Certificates of Analyses 20163 and 20163A, January 21, 2002.

CanTech, 2002b. CanTech Laboratories, Inc., Certificates of Analysis 20167ICP and 20167BB, February 21, 2002.

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2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Chin, L. and Dufresne, M. B., 1997. An evaluation of the diamond potential of Birch Mountain Resources Ltd.'s northern Alberta mineral permits, in Birch Mountain, 2000a. Birch Mountain Resources Limited 1998 exploration on the Athabasca permits, Appendix C.1. AGS Publications Mineral Assessment Reports MIN9904.

Core Laboratories, 1994. A Petrographic Analysis for Birch Mountain Minerals Ltd. Various Locations Moberly/Firebag Members, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix B.8.

Cotterill, D. K., and Hamilton, W. N., 1995. Geology of Devonian Limestones in northeast Alberta. Alberta Geological Survey Open File Report 1995-07.

De Paoli, G. R., 1996. Report on Lithological Logging of Birch Mountain Resources Ltd. 1996 Diamond Drilling Athabasca Project, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 2.5.

De Paoli, G. R., 1997. Samples Description and Report on Petrographic and SEM Examination, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 5.2.

De Paoli, G. R., 2002. Preliminary Geological Appraisal of a Proposed Limestone Quarry Township 94-10W4, Northeastern Alberta. October 3, 2002. Birch Mountain internal report.

Distler, V. V., Mitrofanov, G. L., Nemerov, V. K., Kovalenker, V. A., Mokhov, A. V., Semeikima, L. K. and Yudovskaya, M A., 1996. The platinum mineralization of the Sukhoi Log gold deposit (Russia), in Laverov, N. P. and Distler, V. V., Eds. International Platinum. Theophrastus Publications, St. Petersburg, p. 178-193.

Dixon, 1994. SEM Studies by Durban Laboratories, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix L.16.

Dufresne, M. B., Fenton, M. M., Pawlowicz, J. G., and Richardson, R.J.H., 1994a. The mineral deposits potential of the Marguerite River and Fort McKay areas, northeast Alberta (NTS 74E). Alberta Geological Survey Open File Report 1994-09.

Dufresne, M. B., Turner, A. and Besserer, D. J., 1994b. Tintina Mines Limited and NSR Resources Inc.: Precious-base metal exploration 1994, Firebag River Area, Northeast Alberta. Unpublished internal report (Tintina/NSR), 55pp.

Dufresne, M. B., Eccles, D. R., McKinstry, B., Schmitt, D. R., Fenton, M. M., Pawlowicz, J. G. and Edwards, W.A.D., 1996. The diamond potential of Alberta. Alberta Geological Survey, Bulletin No. 63, 158 pp.

EnviroGold, 1999. EnviroGold Status Report April 16, 1999. 2pp.

Faragher, T. A. and Dufresne, M. B., 1996. Metallic Mineral Potential of Oil Sands Mineral leases T12, T17, T22 and T34, Fort MacKay Region, Northeast Alberta. Unpublished report, 100 pp.

Feng, R. and Abercrombie, H. J., 1994. Disseminated Au-Ag-Cu mineralization in the Western Canada Sedimentary Basin, Fort MacKay, Northeast Alberta: A new gold deposit type, in Current Research 1994-E, Geological Survey of Canada, p. 121-132.

Fischer, J. F., 1997. Petrographic Report on three samples from Christina River, Alberta and four samples from Dawson Bay, Manitoba, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix J.

Focal Resources Ltd., 1993. Various press releases issued by Focal Resources dated April 15, 1993, April 21, 1993, May 6, 1993, June 7, 1993 and September 15, 1993.

Foord, D. and Tang, D., 2000. Demo Report for Birch Mountain Resources Ltd. FEI/Philips Electron Optics Applications Laboratory, Eindhoven, The Netherlands, unpublished report, 22p.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Ford, C., 1994. Memos dated May 24, May 25, 1994, in Birch Mountain 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, included in Appendix J.

Gamble, S., 1995. Assessment Report on the Research conducted on the North East Alberta Mineral Claims Athabasca Region, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix B.6.

Gamble, S., 1996. Assay Summary of Muskeg River Samples, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 4.1.

Gamble, S., 1997. Processing of Core X-ray Data, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 2.6.

Geolabs, 2001. Extraction and Analytical Methods Conformation Test, July 26, 2001.

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Halferdahl, L. B., 1986. 1986 late winter drilling of Metallic Minerals Exploration Permit 6886020001 near Fort McKay, northeastern Alberta, for Mr. Kenneth Richardson; Alberta Research Council, Economic Mineral File Report U-AF-169(1).

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2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Hedin, K., 1998. Fort McMurray Aeromagnetic Survey Phase I & II, in Birch Mountain, 2000a. Metallic and Industrial Mineral Assessment Report on the Athabasca Permits in Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 9904, Appendix E.

Hemstock, W. R., 1996. Gamma Ray Airborne Remote Sensing, Athabasca Project, Alberta, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 3.1.

Hoeve, J., Sibbald, T.T.I., Ramaekers, P. and Lewry, J.F., 1980. Athabasca Basin unconformity-type uranium deposits: a special class of sandstone-type deposits, in Ferguson, J., and Geloby, A. B., Eds., Uranium in the Pine Creek Geosyncline. International Atomic Energy Agency, Vienna, p 575-594.

Hoffman, E. L., 1997. Certificates of Analyses, Activation Laboratories, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 4.10.

Holsten, A., 1996a. Sample Preparation, Saskatchewan Research Council, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 4.2.

Holsten, A., 1996b. Heavy Mineral Processing - Mechanical Separation, Saskatchewan Research Council, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 4.3.

Holsten, A., 1996c. Acid Digestion, Saskatchewan Research Council, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 4.4.

Holsten, A., 1996d. H2O2 Preoxidation and Fire Assay, Saskatchewan Research Council, in

Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 4.5.

Holsten, A., 1996e. Bottle Roll Tests, Saskatchewan Research Council, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 4.6.

Holsten, A., 1996f. Bottle Roll Tests on Group of 370 Samples, Saskatchewan Research Council, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 4.7.

Kellett, R., Bauman, P. and Croxall, D., 1998. Ground magnetic Survey of nine Airborne Anomalies, in the vicinity of Fort MacKay, in Birch Mountain, 2000a. Birch Mountain Resources Limited 1998 exploration on the Athabasca permits, Appendix C.1. AGS Publications Mineral Assessment Reports MIN9904, Appendix D.1.

LAC North America Ltd., 1994. Mineralogy of thirty-nine drill core samples of Tintina Mines Ltd., in Birch Mountain 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, included in Appendix J.

Lakefield, 1999. Lakefield Research Limited Certificate of Analysis AUG9113.R99, September 8, 1999.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

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LeCheminant, G., 1997. Scanning Electron Microscope analysis of the mineralogy of Ft. MacKay samples, Tintina Mines Ltd. Report prepared under the Industrial Partners Program Agreement between Tintina Mines Limited and the Geological Survey of Canada, in Birch Mountain 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, included in Appendix J.

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Maxam, 1999. Maxam Gold Analytical Report, Custom Ore: Birch Mountain Dolomite, Summary of work to January 23, 1999.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

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Nikols, D. J., 1996. Assessment Report, Fort MacKay Property - 1996. AGS Publications Mineral Assessment Reports MIN9608.

Norris, A. W., 1963. Devonian Stratigraphy of northeastern Alberta and northeastern Saskatchewan. Geological Survey of Canada, Memoir 313.

Norris, A. W., 1973. Paleozoic (Devonian) geology of northeastern Alberta and northwestern Saskatchewan, in Carrigy, M. A., and Kramers, J. W., Eds., Guide to the Athabasca Oil Sands Area. Alberta Research Council, Information Series No. 65, p 15-76.

O'Connell, S. C., Dix, G. R and Barclay, J. E., 1990. The origin, history and regional structural development of the Pease River Arch, Western Canada. Bulletin of Canadian Petroleum Geology, Vol. 38A, p 4-24.

Olson, R. A., Dufresne, M. B., Freeman, M. E., Eccles, R., and Richardson, R.J.H., 1994. Regional metallogenic evaluation of Alberta. Alberta Geological Survey, Open File Report 1994-08.

Pratico, V. V., 1995. Diamond Drill Report on drill hole AL-1, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix B.4.

Pratico, V. V. and Santiago, S. P., 1997. 1996 Drill Program Report, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 2.4.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

Ramaekers, P, 1979. Stratigraphy of the Athabasca Basin. Summary of Investigations, Saskatchewan Geological Survey, Miscellaneous Report 79-10, p 154-160.

Ross, G. M., 1991. Precambrian basement in the Canadian Cordillera: an introduction; Canadian Journal of Earth Sciences, Vol. 28, p 1133-1139.

Ross, G. M., Parrish, R. R., Villeneuve, M. E., and Bowring, S. A., 1989. Tectonic subdivision and U-Pb geochronology of the crystalline basement of the Alberta Basin, western Canada. Geological Survey of Canada, Open File 2103.

Rottenfusser, B. and Berezniuk, T., 1994. Preliminary report on SEM examination and analysis of samples from northeastern Alberta, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix L.6.

Sabag, S., 1994. Fort MacKay Property: Summary Report Phase 1 Exploration Program 1993 and Status Report - Work in Progress, in Birch Mountain 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, included in Appendix J.

Sabag, S., 2000. Fort McKay Property, Athabasca Region, Northeast Alberta: Summary of Previous Work 1993-1999, in Birch Mountain 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, Appendix J.

Sainas, M. and Beatty, D., 1994. Groundwater Exploration Program: Trial groundwater sampling results for the Fort MacKay region, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix L.1.

Santiago, S. P., 1997. Compilation of Drill Hole Intersections of Rock Unit Depth Tops, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 2.2.

Scherba, C. and Besserer, D., 2001a. Summary Report on a Chain-of-Custody Rock Grab, and Channel Sampling Program for Birch Mountain Resources Limited, Fort MacKay Property, Northeast Alberta, in Birch Mountain, 2002a. Assessment Report - April 30, 2002, Grouping. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report No. 20020003.

Scherba, C. and Besserer, D., 2001b. Summary Report on a Chain-of-Custody Drilling Program for Birch Mountain Resources Limited, Fort MacKay Property, Northeast Alberta, in Birch Mountain, 2002a. Assessment Report - April 30, 2002, Grouping. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report No. 20020003.

Sipko, G., 1995. 1994 Lichen Survey, in Birch Mountain, 1995a. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix B.1.

Society of Mineral Analysts, (undated). SMA Methods Manual Volume 3: Amenability of Gold Ores and Process Solids to Cyanide Leaching, Jim Force, editor, Society of Mineral Analysts, 37 p.

Stace, T., 1988. How small is a solid? Nature, Vol. 331, no. 14., p. 116-117.

Stelck, C. R., Burwash, R. A. and Stelck, D. R., 1978. The Breeland High: A Cordilleran expression of the Peace River Arch. Bulletin of Canadian Petroleum Geology, Vol. 26, No 1, p 87-104.

Thorson, J. P., 1996. Structural Development of the Eastern End of the Peace River Arch, Fort McKay Area, in Birch Mountain, 1996a. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999a. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey Mineral Assessment Reports MIN 9801, Appendix 2.1.

Tremblay, L. P., 1961. Geology, Firebag River area, Alberta and Saskatchewan. Geological Survey of Canada, Map 16-1961 (scale 1"= 4 miles).

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Birch Mountain Resources Ltd.

Tsang, B.W.B., 1998. The Origin of the Enigmatic Beaver River Sandstone. Unpublished M.Sc. thesis, University of Calgary, 202 p.

Turner, A., 2002. Birch River Project: Winter 2002 - Ground Geophysical and Diamond Drilling Programs. Unpublished report for Shear Minerals Ltd. and Marum Resources Inc.

Villeneuve, M. E., Ross, G. M., Theriault, R. J., Miles, W., Parrish, R. R., and Broome, J., 1993. Tectonic subdivision and U-Pb geochronology of the crystalline basement of the Alberta basin, western Canada. Geological Survey of Canada.

von Guttenberg, R., 1999. Pit and Trench Samples, Athabasca Permit Block, in Birch Mountain, 2001a. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey Mineral Assessment Report MIN 0008, Appendix E.2.

von Guttenberg, R., 2000. Drill core samples. Unpublished letter report, March 24, 2000.

Wilson, J. A., 1985a. The geology of the Athabasca Group in Alberta. Alberta Research Council, Bulletin No. 49.

Wilson, J. A., 1985b. Basement geology beneath and around the western end of the Athabasca basin, Alberta; Alberta Research Council, Open File Map 1985-10.

2003 Technical Report On The Gold Potential Of The Athabasca Property

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25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON

DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Athabasca property is currently at the exploration stage; no production or development is underway at this time. As such, no additional information in this section is necessary.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

26.0 ILLUSTRATIONS

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

CERTIFICATE OF AUTHOR
1.	I Mr. M.B. Dufresne, am currently President and a Principal in:
APEXGeoscience Ltd. #200, 9797 45thAvenue Edmonton,Alberta, Canada, T6E 5V8
2.

I graduated with a B.Sc. degree specializing in geology from the University of North Carolina at Wilmington, N.C., U.S.A. in 1983. In addition, I have obtained a M.Sc. degree specializing in economic geology from the University of Alberta in 1987.

3.	I am registered as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of Alberta.
4.

I have worked as a mineral exploration and mining geologist for a total of 20 years since my graduation from university. I have extensive mineral exploration experience for a variety of commodities across Canada. I have ore reserve and mining experience gained on a number of gold projects in Canada and Australia.

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.

I am a co-author of the technical report titled "Technical Report On The Gold Potential Of The Athabasca Property, Fort MacKay Area, Northeast Alberta" and dated May 15, 2003 (the "Technical Report") relating to the Athabasca Property. I have visited and conducted exploration on the Athabasca Property on a number of occasions between 1993 and 2000.

7.

I am not aware of any fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, of which the omission to disclose would make the Technical Report misleading.

2003 Technical Report On The Gold Potential Of The Athabasca Property 196

8.

I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101. I currently do not have an interest, direct or indirect in the securities of Birch Mountain Resources Ltd. or the Athabasca Property nor do I expect to receive such interest. In addition, APEX Geoscience Ltd. has no interest, direct or indirect in the securities of Birch Mountain Resources Ltd. or the Athabasca Property nor does it expect to receive such interest.

Birch Mountain Resources Ltd.

9.	I have read National Instrument 43-101 and form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated the 15thDay of May, 2003.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

CERTIFICATEOF AUTHOR
1.	I, Mr. D. J. Besserer, am currently Vice-President and a Principal in:
APEX Geoscience Ltd. #200 9797 45Avenue Edmonton, Alberta, Canada T6E 5V8
2.	I graduated with a B.Sc. degree specializing in geology from the University of Western Ontario in 1994.

3.	I am registered as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

4.	I have worked as a mineral exploration geologist for a total of 9 years since my graduation from university. I have extensive mineral exploration experience for a variety of commodities across Canada.

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

6.

I am responsible for the preparation of all sections of the technical report titled "Technical Report On The Gold Potential Of The Athabasca Property, Fort MacKay Area, Northeast Alberta" and dated May 15, 2003 (the "Technical Report") relating to the Athabasca Property. I have visited and conducted exploration on the Athabasca Property on behalf of Birch Mountain Resources Ltd. during 2000 and 2001.

7.

I am not aware of any fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, of which the omission to disclose would make the Technical Report misleading.

8.

I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101. I currently do not have an interest, direct or indirect in the securities of Birch Mountain Resources Ltd. or the Athabasca Property nor do I expect to receive such interest. In addition, APEX Geoscience Ltd. has no interest, direct or indirect in the securities of Birch Mountain Resources Ltd. or the Athabasca Property nor does it expect to receive such interest.

9.	I have read National Instrument 43-101and form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

2003 Technical Report On The Gold Potential Of The Athabasca Property

Birch Mountain Resources Ltd.

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated the 15th Day of May, 2003.

2003 Technical Report On The Gold Potential Of The Athabasca Property